SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

	TABLE OF CONTENTS

INVITATION		3
CALL NOTICE		4
MANAGEMENT PROPOSAL		6
1.	PROCEDURES INHERENT TO THE ANNUAL SHAREHOLDERS’ MEETING CALLED HEREUNDER	6
2.	MATTERS TO BE SUBMITTED FOR RESOLUTION AT THE ANNUAL SHAREHOLDERS’ MEETING HEREBY CONVENED	10
ANNEX 01: COMMENTS OF THE MANAGERS ON THE FINANCIAL SITUATION OF THE COMPANY, PURSUANT
TO SECTION 10 OF THE REFERENCE FORM		18
ANNEX 02: INFORMATION CONCERNING THE APPLICANTS FOR THE BOARD OF DIRECTORS APPOINTED BY
THE CONTROLLING SHAREHOLDERS		129
ANNEX 03: INFORMATION CONCERNING TO THE APPLICANT TO THE POSITION OF CHAIRMAN OF THE
BOARD OF DIRECTORS		132
ANNEX 04: SETTING OF THE COMPENSATION OF MANAGERS AND MEMBERS OF THE FISCAL COUNCIL		134
ANNEX 05: INFORMATION REGARDING THE MANAGERS’ COMPENSATION UNDER THE TERMS OF ITEM 13
OF THE REFERENCE FORM		136
ANNEX 6: VOTTING BALLOT		160

INVITATION

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS summons all its shareholders to attend its 58th Annual Shareholder’s Meeting, as follows:

Date: April 27, 2018

Time (Brasília): 2 p.m.

Location: Corporate Headquarters, Setor Comercial Norte, Quadra 6, Conjunto A, Bloco A, 6th and 8th floors, of Ed. Venâncio 3000, Asa Norte, Zip Code 70716-900, Brasília-DF;

Matters to be submitted for resolution at the Annual Shareholders’ Meeting:

1.            Receive the Administration's accounts, examine, discuss and vote on the Administration Report and the Complete Financial Statements of the Company for the fiscal year ending as of December 31, 2017;

2.            Deliberate on the proposal of the Company’s management for distribution of the results connected to the accounting year ending on December 31, 2017;

3.            Elect up to 03 (three) members of the Company's Board of Directors as follows: (i) one member to be appointed by the Ministry of Mines and Energy (MME) to take office of a former director appointed by the latter and who resigned; (ii) a member to be appointed by MME due to the creation of a new vacancy on the Board of Directors as resolved at Eletrobras’ 168th Extraordinary General Meeting, held on November 30, 2017; and (iii) to grant to the holders of preferred shares the election of a member to the Board of Directors, in a separate vote, provided that the statutory requirements are met;

4.            Appoint, among the members of the Company’s Board of Directors, its Chairman;

5.            Set the global compensation of the Managers, members of the Company’s Fiscal Council and Audit and Risk Council; and

6.            Elect alternate members of the Company's Fiscal Council.

The Company prepared this Management Proposal to meet the good corporate governance practices and transparency requirements, aiming to guide and enlighten all Shareholders about the matters to be deliberated upon, hereby placing its Investor Relations Department at disposal to clear up any additional doubts.

Service Channels

Presidente Vargas, 409 – 9th floor - Edifício Herm Stoltz

Rio de Janeiro – Zip Code: 20.071-003
Website: www.eletrobras.com/elb/ri

E-mail: ombudsman-ri@eletrobras.com
Phone:(21) 2514-6333|2514-4627
Fax: (21) 2514-5964

MINISTRY OF MINES AND ENERGY

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

(Public company)

CNPJ No. 00.001.180/0001-26

CALL NOTICE

58th Annual Shareholders’ Meeting

The company hereby calls the Shareholders of Centrais Elétricas Brasileiras S.A. - Eletrobras (“Company”) to meet at the Company’s headquarters, in Brasília, Distrito Federal, Setor Comercial Norte, Quadra 06, Conjunto A, Bloco A, 6th e 8th floors, part, Ed. Venâncio 3000, Asa Norte, Zip Code 70716-900, on April 27, 2018, at 2 p.m., at the Annual Shareholders’ Meeting to deliberate on the following Agenda:

1.    Receive the Administration's accounts, examine, discuss and vote on the Administration Report and the Complete Financial Statements of the Company for the fiscal year ending as of December 31, 2017;

2.    Deliberate on the proposal of the Company’s management for distribution of the results connected to the accounting year ending on December 31, 2017;

3.    Elect up to 03 (three) members of the Company's Board of Directors as follows: (i) one member to be appointed by the Ministry of Mines and Energy (MME) to take office of a former director appointed by the latter and who resigned; (ii) a member to be appointed by MME due to the creation of a new vacancy on the Board of Directors as resolved at Eletrobras’ 168th Extraordinary General Meeting, held on November 30, 2017; and (iii) to grant to the holders of preferred shares the election of a member to the Board of Directors, in a separate vote, provided that the statutory requirements are met;

4.    Appoint, among the members of the Company’s Board of Directors, its Chairman;

5.    Set the global compensation of the Managers, members of the Company’s Fiscal Council and Audit and Risk Council; and

6.    Elect alternate members of the Company's Fiscal Council.

Pursuant to paragraph one of article 126 of the Brazilian Corporations Law and the decision of I. the CVM Board in CVM case RJ-2014/3578, on November 4, 2014, a shareholder may be represented at the general meeting: (i) if an individual, by a proxy appointed less than 1 (one) year ago (which is a shareholder, manager of the Company or lawyer duly registered under the Brazilian Bar Association); (ii) if a legal entity, by its legal representatives or by a proxy appointed in accordance with its corporate documents and in accordance with the Brazilian Civil Code; and (iii) if an investment fund, by its administrator and/or manager, or by a proxy appointed in accordance with its corporate documents and in accordance with the Brazilian Civil Code rules.

Subject to the procedures set forth in CVM Instruction 481, of December 17, 2009, as amended ("CVM Instruction 481"), in the Company's Reference Form and the instructions contained in the Management Proposal for the Annual Shareholders' Meeting hereby called, the shareholder may exercise the voting right by means of the completion and delivery of the Remote Voting Ballot (“Voting Ballot”) made available by the Company on the Company's websites (www.eletrobras.com/ir) and the Brazilian Securities and Exchange Commission –CVM website (www.cvm.gov.br).

The Shareholder or its legal representative, in order to ensure admission to the General Meeting, pursuant to article 5 of CVM Instruction 481, shall submit the following documents:

•   Official ID card with photo;

•   Certified photocopy of the latest corporate document (bylaws or articles of association), in the case of a legal entity;

•   Original or authenticated photocopy of power of attorney granted by shareholder; and

•    The original shareholding position statement, provided by the depositary institution or custody, identifying the condition of shareholder.

Pursuant to the first paragraph of article 19 of the Company's Bylaws, it is requested that documents evidencing the condition of shareholder and its representation be submitted within 72 (seventy-two) hours before the Annual Shareholders’ Meeting called, at the Superintendence Investor Relations Department - DFR, Market Assistance Division - DFRM, at Avenida Presidente Vargas, No. 409 - 9th Floor, in the city of Rio de Janeiro, State of Rio de Janeiro, during the time from 8 a.m. to 12 p.m. and 2 p.m. to 5 p.m. It will be admitted at the Annual Shareholders' Meeting called, however, to all shareholders who appear with the necessary documentation to participate in the conclave.

The resolutions at the Annual Shareholders’ Meetings now convened shall be passed by a majority of votes, and each shareholder's vote shall be proportional to its shareholding in the Company's share capital.

The shareholders shall have access, at the Superintendence of Investor Relations - DFR, Market Relations and Compulsory Loan Department – DFRM, at Av. Presidente Vargas, no. 409 – 9th floor, in the city of Rio de Janeiro, RJ and at the Company websites (www.eletrobras.com/ir), Brazillinan Securities Commission - CVM (www.cvm.gov.br) and B3 S.A. – Brasil, Bolsa, Balcão (www.bmfbovespa.com.br), to the entire documentation connected to the business which shall be addressed at the Annual Shareholders’ Meeting , under the terms of Article 133, Paragraph 1 of the Brazilian Corporations Law and Article 9 of CVM Instruction 481.

Brasília, March 26, 2018.

José Guimarães Monforte

Chairman of the Board of Directors

MANAGEMENT PROPOSAL

1.  Procedures inherent to the Annual Shareholders’ Meeting called hereunder

To facilitate the understanding and attendance of the Shareholders to the Annual Shareholders' Meeting summoned hereunder, the Company lists, below, some relevant information regarding the procedures for installation, participation and conduction of the meeting. (“Management Proposal”)

1.1.  Right to Vote

•         Shareholders owning common shares:

They will have the right to vote on all items on the Agenda for the day, except in the election for the vacancy on the Board of Directors directed to preferred shareholders.

•         Shareholders holding preferred shares:

Pursuant to this Management Proposal, due to the Company's losses for the year ended December 31, 2017, the Company's management proposes to not pay dividends or interest on capital, even though there are balances of reserves of profits, despite the loss of the fiscal year. However, considering that the decision will be up to the stockholders at the Annual Shareholders’ Meeting here called (“ASM”), at the resolution in item 2 of the agenda, we clarify that:

1.    If the proposal of the management of non-payment of dividends is approved by the ASM, the holders of preferred shares will acquire the voting rights for the subsequent agenda items (that is, for all items of the agenda from item 3) pursuant to paragraph 1 of article 111 of Law 6,404 of December 15, 1976, as amended ("Brazilian Corporation Law");

2.    Considering that the Votting Ballot (as defined below) must be submitted within 7 days before the ASM, pursuant to article 21-B of CVM Instruction 481, as amended, the shareholders holding preferred shares, when submitting the Votting Ballot, will not yet have acquired the aforementioned voting right, since it is the responsibility of the ASM to decide on the payment of dividends and/or interest on capital, since there is a balance of profit reserve, despite the loss of the fiscal year;

3.    With regard to item 3 of the agenda, which deals with the election of the Board of Directors Members, the shareholders holding preferred shares may elect their representatives, in a separate election, subject to the conditions set forth in section 2.3, subitem (iii) of this Management Proposal, in the Company's by-laws, Brazilian Corporation Law and Federal Law No. 13,303/2016 (“State Law”), regardless of the payment or not of dividends.

1.2.  Opening of the Annual Shareholders’ Meeting

Pursuant to article 125 of the Brazilian Corporations Law, in order to call the Annual Shareholders’ Meeting to order on first call, it is necessary that shareholders and/or their legal representatives holding at least twenty-five percent (25%) of the Company's voting capital duly attend.

If said percentage is not attained, a new call notice shall be sent with, at least, 8 (eight) days of notice, after which the Annual Shareholders’ Meeting shall be installed by the presence of any number of shareholders.

1.3.  Qualification and Participation in the Shareholders’ Meeting

To participate in the Annual Shareholders' Meeting called herein, the Shareholders should prove the quality of holders of shares issued by the Company, upon presentation of the following documents:

(a) statement issued by the financial institution depositary of the book-entry shares issued by Eletrobras held by the respective shareholder, containing the indication of the respective shareholding, dated at most two (2) days before the date of the Annual Shareholders’ Meeting; and

(b) original or certified copy of an identification document legally recognized as such, with recent photograph and national validity, within the validity period, if applicable, in case of a natural person; or

(c) power of attorney, duly granted under the terms of the law and/or corporate documents of the shareholder, with signature notarization, and in case of document drawn up abroad, its sworn translation into Portuguese, duly registered at the competent notary office, as well as the proof of its notarization and consularization, or alternatively, of its apostille in compliance with the applicable legislation, in original version or authenticated copy

(d) an authenticated copy of the updated documents of the shareholder and of the document that invests the representative with sufficient powers for representation within the Annual Shareholders’ Meeting, duly registered at the competent bodies, accompanied by their respective publications, in the case of a legal entity.

For the purposes of the documents described in item (d), the Company will accept (i) bylaws and articles of association, in a certificate issued by the respective registration agency: simple copy of the original, provided that it is accompanied by the original certificate issued by the registration organ or its authenticated copy, attesting the registration of the document or authenticated copy of the registered instrument; and (ii) specifically in relation to the instrument that invests the representative with powers to vote on behalf of the legal entity shareholder, in case of a private power of attorney, it shall contain the notarized signature of the grantor of his representatives, and be accompanied by its sworn translation duly registered with the competent notary public, as well as the evidence of notarization and consularization or apostille, as the case may be. In case such instrument corresponds to a meeting of the board of directors, the shareholder shall provide the proof of filing and publication of the instrument in the competent registration organ.

In case of legal entities with representatives that are not appointed in the articles of incorporation/corporate charter or with some appointing procedure by a separate instrument, it is necessary for the shareholder to prove the validity of the appointment providing proof of filing of the instrument in the competent registration organ.

In case of investment funds, the representative shall prove that he is an administrator of the fund or an attorney-in-fact duly appointed thereby, pursuant to the provisions of the applicable legislation.

In the case of foreign legal entities, the documentation proving the powers of representation shall be translated into Portuguese by a sworn translator, and registered with the competent notary public, in addition to undergoing notarization and consularization. However, under the terms of the Convention Abolishing the Requirement of Legalization for Foreign Public Documents, of 5 October 1961, promulgated by Decree No. 8,660, of January 29, 2016, the Company shall dispense with consularization of foreign documents issued in countries that are signatories to that convention, provided that its apostille is evidenced.

Documents drawn up in other languages, pursuant to the Law, will only be accepted upon presentation of a sworn translation duly registered at the competent registry office.

Pursuant to the first paragraph of article 19 of the Company's Bylaws, it is requested that the delivery of the documents evidencing the condition of shareholder and its representation occurs up to seventy-two (72) hours before the Annual Shareholders’ Meeting called, in the Superintendence of Investor Relations - DFR, Department of Market Relations and Compulsory Loan - DFRM, at Avenida Presidente Vargas, No. 409 – 9th Floor, in the city of Rio de January, State of Rio de Janeiro – Zip Code: 20071-003, during the time from 8 a.m. to 12 p.m. and 2 p.m. to 5 p.m.

1.4.  Representation at the Annual Shareholders' Meeting

Pursuant to paragraph one of article 126 of the Brazilian Corporations Law and the decision of I. the CVM Board in CVM case RJ-2014/3578, on November 4, 2014, a shareholder may be represented at the general meeting: (i) if an individual, by a proxy appointed less than 1 (one) year ago (which is a shareholder, manager of the Company or lawyer duly registered under the Brazilian Bar Association); (ii) if a legal entity, by its legal representatives or by a proxy appointed in accordance with its corporate documents and in accordance with the Brazilian Civil Code; and (iii) if an investment fund, by its administrator and/or manager, or by a proxy appointed in accordance with its corporate documents and in accordance with the Brazilian Civil Code rules.

1.5.  Distance Voting

Pursuant to the authority provided in CVM Instruction 481, Eletrobras will make available to the General Meeting hereby convened the possibility of participation at a distance through the Distance Voting Ballot, of which the model follows in the annex to this Proposal in the form of its Annex 06 ("Voting Ballot").

In order to participate in the Annual Shareholders’ Meeting in this modality, the shareholders of the Company shall fill in the proper fields, sign the Voting Ballot and send it, alternatively, to: (i) the Bookkeeping Agent (as defined below) of the shares issued by the Company; (ii) the Custody Agent responsible for the custody of the shares issued by the Company held by them (“Custody Agent”), provided that he is apt to receive the Voting Bulletin pursuant to CVM Instruction 481; or, also, (iii) directly to the Company.

In this sense, Eletrobras informs that the Bookkeeping Agent of its shares, namely, Banco Bradesco S.A. ("Bookkeeping Agent"), under the terms of an agreement entered into with the Company, will receive the Company's network of bank branches spread throughout the national territory, observing the procedures established by the Bookkeeping Agent. Shareholders or their representatives should appear at any bank branch of the Bookkeeping Agent, with a valid original document with a photo and, in the case of shareholders considered legal entities and/or represented by a proxy, the competent proxy documents should be presented, in addition to the Voting Ballot.

In addition to this, it is noteworthy that in accordance with CVM Instruction 481, custody agents may, but are not required to receive the Voting Ballots of the Company's shareholders. For this reason, the shareholders should check with the respective Custody Agent if it will provide such service, as well as its costs and procedures. In case the Custody Agent opts to receive the Voting Ballots, the shareholders of the Company may also, at their exclusive discretion, send the Voting Ballot directly to such agents.

Also, pursuant to CVM Instruction 481, shareholders who so wish may also forward the Voting Ballot directly to the Company and, in this case, should abide by the following rules:

(i)            The Voting Ballot will only be received when physically sent by post, addressed to the Company's Investor Relations Office, located in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida Presidente Vargas, 409, Centro, 9th floor, or when sent by e-mail, to the following e-mail address: ombudsman-ri@eletrobras.com, and the originals, in the latter case, should be forwarded to the Company before the scheduled date for the Annual Shareholders’ Meeting called hereunder;

(ii)           The Voting Ballot shall contain the place, date and signature of the requesting shareholder. In case the shareholder is considered a legal entity in accordance with the Brazilian legislation, the signature shall be of its legal representative, or attorney-in-fact with powers for this type of act;

(iii)          The Voting Ballot sent directly to the Company should be accompanied by documentation attesting to the capacity of the shareholder or legal representative of the shareholder acting as the signatory, observing, for this reason, the requirements and formalities referred to in item 1.2 above.

The Voting Ballot that is sent directly to the Company and is unaccompanied by the documentation necessary to prove the condition of shareholder, or to prove its representation will not be considered valid, and, as a consequence, will not be processed by the Company.  However it may be, corrected and resubmitted by the shareholder to the Company, observing the terms and procedures established in CVM Instruction No. 481.

The Voting Ballot received by the Bookkeeping Agent, the Custodian Agent (as the case may be) and/or by the Company up to seven (7) days prior to the date of the General Meeting pursuant to art. 21-B of CVM Instruction 481. The Voting Ballot that is delivered after this deadline will be considered invalid and will not be processed by the Company.

After the expiration of the period above, if there remain unfilled items of the Voting Ballots presented, the Company informs that it will consider them as an instruction equivalent to abstaining from voting connected to such matters.

2.  Matters to be submitted for resolution at the Annual Shareholders’ Meeting hereby convened

2.1.  Receive the Administration's accounts, examine, discuss and vote on the Administration Report and the Complete Financial Statements of the Company for the fiscal year ending as of December 31, 2017;

In accordance with article 132 of the Brazilian Corporations Law, within 4 (four) months after the end of the accounting year, the shareholders of the companies governed by it should meet to, among other matters, deliberate on the approval of the Financial Statements for the previous fiscal year.

The Company informs the shareholders, that from this date (inclusive) the Complete Annual Financial Statements, accompanied by the Independent Auditor's Report and the Report of the Company’s Fiscal Council for the fiscal year ending on December 31, 2017 are available for reference at the Company's headquarters or at the website of its Investor Relations Department - DFR, as well as at the websites of the Company (www.eletrobras.com/ir), of the Brazilian Securities Commission - CVM (www.cvm.gov.br) and B3 S.A. – Brasil, Bolsa, Balcão (www.bmfbovespa.com.br) the Company's Annual Financial Statements, together with the Management Report, the Independent Auditors' Report and the Company's Fiscal Council's Report and the Eletrobras Annual Report of the Audit and Risks Committee, not configured as a Statutory Audit Committee for the purposes of CVM Instruction 308 of May 14, 1999, "CVM Instruction 308" for the fiscal year ended on December 31, 2017. Accordingly, the Company emphasizes that, pursuant to the terms of Article 133 of the Brazilian Corporations Law, the notices referring to the availability of the abovementioned documentation were published in the newspapers usually used by the Company.

The publication of the Company's Complete Annual Financial Statements, together with Management’s Report and the Independent Auditors' Report for the fiscal year ending on December 31, 2017, will occur in a timely manner, in accordance with paragraph 3 of article 133 of the Brazilian Corporations Law.

Additionally, in compliance with CVM Instruction 481, the Company, 1 (one) month in advance of the date set for the holding of the Annual Shareholders’ Meeting, to be held on April 27, 2018, informs the following concerning the documents listed below:

•       Complete Annual Financial Statements; Management Report on corporate affairs and main administrative facts; Independent Auditors' Report; Opinion of the Fiscal Committee and Eletrobras' Annual Report of the Audit and Risk Committee, not configured as a Statutory Audit Committee for the purposes of CVM Instruction 308 of May 14, 1999, "CVM Instruction 308", all relating to the accounting year ended on December 31, 2017:

The Company's Complete Annual Financial Statements, including the Administration Report concerning corporate business and major administrative facts, the Auditor's Report of KPMG Auditores Independentes, the Opinion of the Fiscal Council (including the Main Audit Subjects -  NBCTA 701) and and Eletrobras' Annual Report of the Audit and Risk Committee, not configured as a Statutory Audit Committee for the purposes of CVM Instruction 308 of May 14, 1999, "CVM Instruction 308”, which approved them, for the fiscal year ending as of December 31, 2017, were filed with the CVM and B3 S.A. – Brasil, Bolsa Balcão (“B3”), on March 26 2018, and are available on the Company’s website (www.eletrobras.com/ir), the Brazilian Securities Commission - CVM website (www.cvm.gov.br) and that of B3 website (www.bmfbovespa.com.br).

•       Managers’ Comments on the financial situation of the Company, pursuant to Section 10 of the Reference Form.

Managers' comments on the Company's financial situation under Section 10 of the Reference Form are found in Annex 01 of this document.

•       Standardized Financial Statements Form - DFP

The Standardized Financial Statements Form (DFP) was sent on the same date as the complete Annual Financial Statements, that is, 26 dated March 2018, and is available on the Company's website (www.eletrobras.com/ir), the Brazilian Securities and Exchange Commission – CVM website (www.cvm.gov.br) and B3 SA - Brasil, Bolsa, Balcão website (www.bmfbovespa.com.br).

2.2.        Deliberate on the Company’s Management Proposal for distribution of the results connected to the accounting year ending on December 31, 2017;

In accordance with article 132 of the Brazilian Corporations Law, within 4 (four) months after the end of the accounting year, the shareholders of the companies governed by it should meet to deliberate on the allocation of results and the distribution of the net profit for the previous accounting year and the distribution of dividends to shareholders.

Accordingly, considering that, as verified in the Annual Financial Statements, complete, referring to the fiscal year ended on December 31, 2017, the Company recorded a loss of BRL (1,764) million, which represents, considering the consolidated result, a loss of BRL (1,726) million, and consequently there will be no profit to be distributed.

Due to the negative result verified in the fiscal year ended December 31, 2017, the Company's Management proposes that the loss of BRL (1,764) million be absorbed by the existing profit reserves, as described Next:

Absorption of Losses
Retained Losses Before the Absorption of Loss	(1,763,805)
Absorption of Reserves
Initial Balance of Profit Reserves	3,018,680
Realization of Other Comprehensive Income	(4,311)
Income from Purchase of Investees	(28,874)
Unclaimed Compensation to Shareholders - Time-Barred	(22,967)
Realization of Adjustment by Equity Method	(10,827)
Realization da Reserve Created by the Articles of Incorporation	(1,696,826)
Balance of Retained Losses after Absorption of Reserves	-

Lastly, in view of the loss in 2017, pursuant to CVM/SEP/No.02/2018 and the decision of the I. CVM Board in the scope of the CVM Process RJ-2010/14687, the Company will not submit the information indicated in Annex 9-1-II of CVM Instruction 481.

2.3.        Elect up to 03 (three) members of the Company's Board of Directors as follows: (i) one member to be appointed by the Ministry of Mines and Energy (MME) to take office of a former director appointed by the latter and who resigned; (ii) a member to be appointed by MME due to the creation of a new vacancy on the Board of Directors as resolved at Eletrobras’ 168th Extraordinary General Meeting, held on November 30, 2017; and (iii) to grant to the holders of preferred shares the election of a member to the Board of Directors, in a separate vote, provided that the statutory requirements are met;

On April 28, 2017, the current members of the Company's Board of Directors were elected, for a unified term of two (2) years, in effect, until the Annual Shareholders’ Meeting to be held in 2019. At the time, pursuant to the current bylaws, a total of ten (10) members were then elected pursuant to the Company's Bylaws, 9 (nine) members of the Board of Directors, since holders of preferred shares issued by the Company failed to meet statutory requirements to promote the separate election of a member of the Board of Directors.

On November 30, 2017, the Company's shareholders decided at its 167th Extraordinary General Meeting to amend the Bylaws which, among other matters, changed the number of members of the Board of Directors to 11 (eleven) members, increasing by one (1) the number of directors appointed by the Ministry of Mines and Energy ("MME"), which now total 07 (seven) members. This change, therefore, resulted in the need to elect an additional member for the Company's Board of Directors, to be appointed by MME.

Additionally, on July 28, 2017, the then counselor Elena Landau, nominated to the Board of Directors by MME, presented an instrument of resignation to the position, being conducted to the chairmanship of the Board of Directors Mr. José Guimarães Monforte.

Pursuant to article 39 of the Company's Bylaws, in view of the resignation of Mrs. Elena Landau to the position of member of the Board of Directors of Eletrobras, the Board of Directors elected Mr. Mauro Gentile Rodrigues Cunha, appointed by the MME, to hold the position until the next General Meeting, which is the object of this call. Therefore, it is also necessary to deliberate on his election to the position by the Company's shareholders.

In turn, pursuant to the Company's Bylaws, shareholders holding preferred shares will be entitled to elect, by a majority vote, up to one (01) member to the Board of Directors, provided that they ten percent (10%) of the capital stock. In accordance with Official Letter Circular/CVM/SEP/No.02/2018, for the purposes of calculating the minimum percentage of 10% (ten percent), the total number of Company shares should be considered, excluding only those shares held in treasury. In the same sense, pursuant to the decision of the CVM's High Collegiate in CVM Administrative Procedure No. RJ-2014/4375, the Company reiterates that for the purpose of verifying the quorum required, only those shares held by the holders of preferred shares issued by the Company that are present at the General Meeting. It should be noted that pursuant to CVM Instruction 481, shareholders who participate through the Voting Ballot should be considered present at the General Meeting. Separate voting to be made by the holders of preferred shares is prohibited from participating in the controlling shareholder or entities in which it directly or indirectly exercises decisive influence. Pursuant to Official Letter Circular/CVM/SEP/No.02/2018, the voting impediment is allocated to the shareholder, and it is up to him to assess whether his vote is to some extent influenced by the controlling shareholder and, if he decides to vote in the separate election, it should be able to present, if questioned after the meeting, elements to demonstrate that there was no such influence.

All members of the Board of Directors who are elected at the Annual Shareholders' Meeting hereby called shall have a term of office until the Annual Shareholders’ Meeting to be held in 2019.

Considering the election of members to the Board of Directors, the information about the candidates appointed by the controlling shareholders, pursuant to items 12.5 to 12.10 of the Reference Form, as required by CVM Instruction 481, is in Annex 3 (Board of Directors) of this document.

The Company emphasizes that on June 30, 2016 and December 27, 2016, respectively, the State Law and Decree No. 8,945, were edited, which dealt with the establishment and regulation of the legal statutes of state-owned companies, mixed capital companies and their subsidiaries, among which Eletrobras is found.

The State-Owned Companies Act, in its Article 17, establishes that managers and members of the Fiscal Council of the Company should meet certain eligibility requirements in order to be elected and take office, and the Decree No. 8,945/16, which regulates it, in its article 22, that all appointments will be studied by an Eligibility Committee, responsible for verification, for each of the candidates, of these eligibility requirements listed in article 28 of the above-mentioned Decree.

This obligation covers both the candidates appointed by the Federal Government, as well as the candidates nominated by minority shareholders, and those elected by the employees of the Company, in accordance with article 22 of the referenced Decree.

The Transitory Internal Eligibility Committee (CITE) was created in January 2017, pursuant to articles 14 and 64, paragraph 1, of Decree No. 8,945/16 to provide an opinion in order to assist shareholders in the appointment of Directors and Fiscal Council Members on the fulfillment of the requirements and absence of fences for the respective elections, with scope for Eletrobras holding company and all its subsidiaries.

In May 2017, the Management, People and Eligibility Committee was created, which replaced CITE, through DEL-148/2017.

Accordingly, all candidates should meet the requirements of Law No. 13,303 of June 30, 2016 ("State Law"), Decree No. 8,945, of December 27, 2016, which regulates the State Law, of those envisaged in the Brazilian Corporation Law and the one established in the Policy for Indications in the Holding Company and the Subsidiaries, Associates, Foundations and Associations of Eletrobras Companies.

In this sense, all indications will be assessed by the Management, People and Eligibility Committee, responsible for verifying each of the candidates, of meeting the eligibility requirements listed in Article 28 of the Decree that regulates the State Law.

Accordingly, and in accordance with the Official Letter Circular/CVM/SEP/02/2018, Management informs that candidates nominated by the controlling shareholder in the Voting Ballot, to compose the Company's Board of Directors, have their profiles evaluated by the Management, People and Eligibility Committee meeting held on March 22, 2018, having all been approved. Candidates to be appointed by the holders of preferred shares shall be submitted to the evaluation by the Management, People and Eligibility Committee, in the form of the State Law and its regulation.

The information required by CVM Instruction 481 regarding each of them composes Annex 02 of this Management Proposal.

2.4.  Appoint, among the members of the Company’s Board of Directors, its Chairman;

The Eletrobras’ Bylaws, in its Article 32 establishes that the Company’s Board of Directors shall comprise eleven (11) members, elected by the General Meeting, which shall appoint the Chairman amongst them.

In addition to this, Articles 38 and 39 also provide that, in the event of vacancy of the position of the Chairman of the Board of Directors, the substitute shall be elected at the first meeting of the Board of Directors, remaining in office until the next General Meeting, and, that, in the event of vacancy of the position of director, the substitute shall be appointed by the remaining directors and shall serve until the first General Meeting, pursuant to article 150 of the Brazilian Corporations Law.

From the reading of the aforementioned provisions, it is understood that in case of resignation of the Chairman of the Board of Directors, the other directors will elect their substitute, who will remain in office until the next general meeting.

According to the Relevant Fact published by Eletrobras on July 28, 2017, the then Chairman of the Company's Board of Directors, Mrs. Elena Landau, resigned the position, the other member of the Board of Directors was elected in her place, Mr. José Guimarães Monforte.

Accordingly, in view of the provisions of the Company's Bylaws, and considering this call for ASM, the shareholders shall designate, among the members of the Company's Board of Directors, the chairman of the board, who will perform the function until the end of the term currently in force.

In this regard, the Company's Management proposes that Mr. José Guimarães Monforte be elected to the position of Chairman of the Company's Board of Directors, and reports that all the information about Mr. José Guimarães Monforte, current Chairman of the Company's Board of Directors, required under the terms of CVM Instruction 481, are set forth in Annex 03.

2.5.  Set the global compensation of the Managers, members of the Company’s Fiscal Council and Audit and Risk Council; and

The Brazilian Corporations Law and the Company's Bylaws assign to the Shareholders’ Meeting the responsibility to set the overall compensation of the managers, members of the Fiscal Council and members of the Audit and Risk Council. Therefore, it is necessary to establish the total amount of remuneration of managers, members of the Fiscal Council and members of the Audit and Risk Council of de Company for the period corresponding to their remaining term of office, which will close at the next Annual Shareholders’ Meeting.

Therefore, considering the responsibilities, the time dedicated to their duties, competence and professional reputation, the risks they assume and the market value of this type of service, the Company proposes that it be approved as global compensation for the Managers, members of the Fiscal Council and members of the Audit and Risk Council, for the period corresponding to its remaining term of office, which will be terminated at the next Annual Shareholders’ Meeting, the amount of:

a)    BRL 17,039,893.57 (seventeen million, thirty-nine thousand, eight hundred and ninety-three reais and fifty-seven cents) as the global amount to be allocated and distributed to the members of the Board of Executive Officers and the Board of Directors;

b)    BRL 573,172.85 (five hundred and seventy-three thousand, one hundred and seventy-two reais and eighty-five cents) for the Fiscal Council’s members as the global amount to be allocated and distributed to its members; and

c)    BRL 2,627,042.41 (two million, six hundred and twenty-seven thousand, forty-two reais and forty-one cents) for the Audit and Risk Council’s members as the global amount to be allocated and distributed to its members.

Considering the remuneration of Managers, members of the Fiscal Council and members of Audit and Risk Council, the proposal for the remuneration of directors and members of the Fiscal Council is further detailed in Annex 04 of this document and the information indicated in Section 13 of the Reference Form, as required by CVM Instruction 481, in Annex 04 of this document.

2.6.  Elect alternate members of the Company's Fiscal Council.

Under the terms of Eletrobras' Bylaws, the Fiscal Council will be composed of 05 (five) members and respective alternates, with a term of office of 02 (two) years, being:

(i)            3 (three) members elected by majority shareholders, (01) being nominated by the Ministry of Finance;

(ii)           1 (one) member elected by the majority of minority shareholders holding common shares, in a separate vote, pursuant to the Brazilian Corporation Law; and

(iii)          1 (one) member elected by a majority of minority shareholders holding preferred shares, in a separate vote, pursuant to the Brazilian Corporate Law.

At the Company's 57th Annual Shareholders’ Meeting, held on April 28, 2017, the members of the Fiscal Council were elected as follows:

Effective Member	Alternate Member	Shareholders who elected	Term
AGNES MARIA DE ARAGÃO DA COSTA	ANDRÉ KRAUSS QUEIROZ	Federal Government, as indicated by the Ministry of Mines and Energy	Until ASM of 2019
JOSÉ WANDERLEY UCHÔA BARRETO	DARIO SPEGIORIN SILVEIRA	Federal Government, as indicated by the Ministry of Mines and Energy	Until ASM of 2019
LUIS FELIPE VITAL NUNES PEREIRA	MÁRCIO LEÃO COELHO	Federal Goverment, as indicated by the National Treasury	Until ASM of 2019
PATRICIA VALENTE STIERLI	Not Elected	Minority shareholders holding preferred shares	Until ASM of 2019
RONALDO DIAS	Not Elected	Minority shareholders holding common shares	Until ASM of 2019

On October 6, 2017, Mr. Felipe Vital Nunes Pereira resigned as a member of the Fiscal Council of Eletrobras, and Mr. Marcio Leão Coelho, then alternate, assumed the position of effective member of the Fiscal Council.

On March 23, 2018, the Company received, from certain shareholders, a request for inclusion in the ASM's Voting Ballot of candidates for alternate positions that were not filled at the 57th ASM ("Shareholders Request").

After the initial analysis of the request, the Company chose to include, on the ASM’s agenda, the election of the currently open alternate positions, namely:

(i)            Alternate of the Fiscal Council Member Marcio Leão Coelho, to be appointed by the Federal Union shareholder;

(ii)           Alternate of the Fiscal Councilor Patrícia Valente Stierle, to be elected by a majority of the minority shareholders holding preferred shares, in a separate vote, pursuant to the Brazilian Corporation Law; and

(iii)          Alternate of Fiscal Council member Ronaldo Dias, to be elected by a majority of the minority shareholders holding common shares, in a separate vote, pursuant to the Brazilian Corporate Law.

The State Law, in its article 17, establishes that the managers and members of the Company's Fiscal Council must meet certain eligibility requirements so that they can be elected and sworn in their positions, and Decree No. 8,945/16, which Article 22 which states that all indications will be assessed by an eligibility committee, responsible for verifying, for each of the candidates, the fulfillment of the eligibility requirements listed in Article 28 of the aforementioned Decree.

This obligation affects both candidates nominated by the Federal Government and candidates nominated by minority shareholders, and those elected by the Company's employees, pursuant to article 22 of said Decree.

The Transitory Internal Eligibility Committee (CITE) was created in January 2017, pursuant to articles 14 and 64, paragraph 1, of Decree No. 8,945/16 to provide an opinion in order to assist shareholders in the appointment of Board of Directos Members and Fiscal Council Members on the fulfillment of the requirements and absence of fences for the respective elections, with scope for Eletrobras holding company and all its subsidiaries.

In May 2017, the Management, People and Eligibility Committee was created, which replaced CITE, through DEL-148/2017.

Accordingly, all candidates must meet the requirements of the State Law, Decree No. 8,945, of December 27, 2016, which regulates the State Law, the Brazilian Corporate Law, and what isestablished in the Indications' Policy in the Holding and in the Subsidiaries, Affiliates, Foundations and Associations of Eletrobras Companies.

In this sense, all indications will be assessed by the Management, People and Eligibility Committee, responsible for verifying each of the candidates, of meeting the eligibility requirements listed in Article 28 of the Decree that regulates the State Law.

Accordingly, and in accordance with CVM/SEP/No.02/2018, Management informs that candidates to be appointed by the shareholders must be submitted to the Management, People and Eligibility Committee, accordly to the State Law and its regulations.

Regarding the Shareholders' Request, the Company pointed out the need for corrections and informs that, once fulfilled within the term established by CVM Instruction 481, the Voting Ballot may be re-submitted to include the candidate indicated by the shareholders. The other shareholders of the Company may, in compliance with the formal and temporary requirements indicated in said instruction, indicate other candidates for positions for inclusion in the Voting Ballot. The shareholder Federal Goverment, given the short time between the decision to include this item in the agenda of the ASM, has not yet indicated whether any candidate will be indicated.

The information regarding the candidates that are indicated by shareholders, before the ASM, will be disclosed by the Company in the "Notice to Shareholders" category, available on the Company's websites (www.eletrobras.com/ir), the Brazilian Securities and Exchange Commission (CVM) website (www.cvm.gov.br) and B3 SA - Brasil, Bolsa, Balcão website (www.bmfbovespa.com.br) as provided for in the applicable regulation.

Brasília, March 26, 2018.

José Guimarães Monforte

Board of Directors Chairman

Annex 01: Comments of the Managers on the financial situation of the Company, pursuant to Section 10 of the Reference Form.

10.1 - Financial conditions and general assets

a) financial conditions and general assets

The year 2017 was marked by profound changes in Eletrobras. On August 21, 2017, the Ministry of Mines and Energy announced to the market the intention to democratize the capital of Eletrobras. This fact was the great highlight of 2017 and will certainly monopolize the attention of our stakeholders during 2018, especially shareholders, investors, employees and the press. The democratization of the company's capital is the natural way to ensure that the transformations initiated in the Business and Management Master Plan 2017-2021 and reaffirmed in "Challenge 22: Sustainable Excellence ", the PDNG 2018-2022, are, in fact, sustainable over time.

Guided by the Strategic Plan 2015-2030 (PE 2015-2030), PDNG 2018-2022 maintained three strategic pillars of the previous PDNG: Governance and Compliance; Financial Discipline; and Operational Excellence. To these, two additional pillars were added, added by the company's management as they were considered relevant topics at the moment of transformation that Eletrobras is passing through: Appreciation of People and Sustainable Performance. The latter appears as a contribution of Eletrobras to the implementation of Agenda 2030 in Brazil, through the prioritization of some Sustainable Development Objectives (ODS).

The PDNG 2017-2021, which justifies its continuation in Challenge 22, translates into numbers. The company managed to change from an adjusted Net Debt/Ebitda ratio of 6.7 in December, 2016 to 4.3 in December, 2017 and keeps the goal of reducing it to less than three by the end of 2018. Attention should be drawn the implementation of the Special Retirement Plan in 2017 and CGTEE’s Voluntary Resignation Plan, whereby 2,055 people were disconnected (84% of the target), representing an expected annual savings of 855 million (90% of the target). Another 758 rewarded positions were also designed out, which brought more than BRL 55 million/year of costs reduction in 2017. In addition to reducing costs, the PDNG has made important advances in our governance, such as the creation of an external, unified and independent reporting channel, which began operating in August 2017, reinforcing the company's compliance. Another progress worth noticing was the approval, by the Board of Directors, of the beginning of the corporate restructuring between Eletrosul and CGTEE, with the purpose of ensuring operational, fiscal, economic and financial synergy.

Also foreseen in PDNG 2018-2022, the privatization of our energy distribution companies was prepared. In 2018, the companies Eletrobras Distribuição Amazonas, Acre, Roraima, Rondônia, Alagoas and Piauí shall be privatized, upon consent of Eletrobras, keep the generation and transmission as their core business. The sale of stakes in Special Purpose Enterprises (SPE’s) was also prepared, with the subsidiaries’ transfer of interests to the holding and expectation of the sale auction to occur in the first half of 2018.

Throughout 2017, the Federal Electricity Conservation Program (Procel) – of the Federal Government, run by Eletrobras - started the implementation of its first Resource Application Plan, covering the educational, industrial, building, public lighting, municipal energy management and environmental sanitation, in addition to providing information dissemination actions and development of the Procel’s Certification of Energy Economy.

Another important step was also taken in order to improve our corporate governance practices, in compliance with Law 13,303 (“State-Owned Companies Act") and Decree 8,945, in promoting a comprehensive reform of Eletrobras' Bylaws, as well as the establishment of sigle Competence Policy for the whole group.

December 2017 marked the start of the first bipolar of the Belo Monte transmission system, two months ahead of the deadline stipulated by the National Electric Energy Agency (ANEEL). With 2,100 km of length, the project, under the responsibility of Belo Monte Transmissora de Energia is an ultra-high voltage direct current line connecting the Xingu (Pará) substation to the Estreito substation, in Minas Gerais, with capacity to transmit up to 4,000 MW.

Eletrobras' transmission line network, on December 31, 2017, added 1,475 km of corporate transmission lines in partnership with its transmitting park. In total investments, Eletrobras made BRL 1.6 billion, of which BRL 1.0 billion in corporate investments and BRL 0.6 billion through special purpose companies (SPEs).

On the other hand, in generation, in 2017, Eletrobras, through corporate investments or through SPEs, invested BRL 0.97 billion, which BRL 1.5 billion is related to investments in SPEs. One of the highlights was the start-up of the Mauá 3 thermal plant in Amazonas, whose installed capacity is 591 MW.

In addition to this, BRL 167 million were invested in research, infrastructure and environmental quality.

Regarding the highlights in social and environmental actions, attention may be drawn to the signing of the Open Letter "Private Sector Supports Carbon Pricing in Brazil". It is a document of private sector support for carbon pricing, developed by the Climate Enterprise Effort, with support from the World Bank's Carbon Pricing Leadership Coalition (CPLC). Attention may be drawn to also highlight the adhesion to "Positioning on carbon pricing mechanisms", a document launched in 2016 by the Business Climate Effort.

The results attained were recognized in the market. In November, Eletrobras achieved the Governance Indicator Certification - IG-SEST Level 1 (level of excellence).  The indicator is an innovation developed by the Office of Coordination and Governance of State Enterprises to bring more effectiveness and transparency in the monitoring of good governance practices by state companies.

All these results and acknowledgments were made possible thanks to the commitment of our employees, who were engaged in this process of transformation of the company. In addition to this, our other stakeholders believed in management's plans and gave us full support so that the company could work on and present the data in this report. While we appreciate this support and this commitment, we stress that they are essential for overcoming the challenges that arise in 2018.

Assessment of Indicators

The table below presents the evolution of indicators considered important by the Administration for the evaluation of the Company and it financial situation and assets:

	12/31/2017	12/31/2016	12/31/2015
	(In BRL Billion, except indexes and percentages)
Current Liquidity Index¹	1.09	0.94	1.05
Gross Financial Debt²	42.98	42.60	43.40
Cash and Cash Equivalents³	22.68	19.10	26.40
Net Debt[4]	20.30	23.50	17.00
Immediate Liquidity[5]	0.66	0.61	0.94
Net Leveraging[6]	47.48%	53.33%	40.73%
¹ Accounts for the division between current assets and current liabilities.
² Accounts for financing payable, without taking into account the sums related to RGR which have a corresponding entry under the assets.
[3] Accounts for the sum of (i) Cash and Cash Equivalents, Marketable Securities; and
(ii) Financing to be Received without RGR;
[4] Accounts for the Gross Financial Debt less Cash and Cash Equivalents
[5] Accounts for the division between Cash and Cash Equivalents and Current Liabilities.
[6] Accounts for the division between net debt and net equity.

In relation to 2017, there was an increase in the current liquidity ratio of Eletrobras from 0.94 to 1.09, again due to an increase in current assets that went from BRL 29.2 billion on December 31, 2016 to BRL 37.3 billion as of December 31, 2017. Highlights of the increase in the value of Current Assets accounts between 2016 and 2017: Assets Held for Sale and Financial Assets - Itaipu Concessions increased 32.2% and 209%, respectively, over said periods.

With respect to the evolution of the net debt, there was a decrease, from BRL 17.0 billion on December 31, 2015 to BRL 23.5 billion on December 31, 2016 and BRL 20.3 billion on December 31, 2017, mainly due to the increase in Cash and Cash Equivalents.

In turn, the valuation of the immediate liquidity index shows that the capacity of the Company to settle its commitments in the short run changed from 0.94 on December 31, 2015 to 0.61 on December 31, 2016 and 0.66 on December 31, 2017. This was due to a proportionally higher increase in Cash and Cash Equivalents in relation to Current liabilities.

Lastly, net leverage increased from 40.73% on December 31, 2015 to 53.33% on December 31, 2016 and 47.48% on December 31, 2017, the increase in net debt between 2016 and 2017 was due to the decrease of the net debt.

Regarding this item 10 of the Reference Form, it is important to clarify that, according to the guidelines of Circular Letter/CVM/SEP/Nº02/2018, the amounts disclosed refer to the consolidated accounting information of Eletrobras.

b) Capital Structure

Eletrobras ended the year 2017 with a net debt of approximately BRL 20.3 billion, compared to a net debt of approximately BRL 23.5 billion on December 31, 2016 and a net debt of BRL 17.0 billion on December 31, 2015. Eletrobras' long-term debt, excluding the amount corresponding to the Global Reversion Reserve (RGR), corresponded to 68.05% of the Company's total indebtedness as of December 31, 2017.

The table below shows the calculation of net debt of Eletrobras for the periods indicated:

BRL Billion, except percentages	12/31/2017	12/31/2016	12/31/2015
Financing to be Paid without RGR¹	43.0	42.6	43.4
(-) Cash and Cash Equivalents + Marketable Securities	8.0	6.4	8.4
(-) Financing to be Received without RGR²	12.8	11.3	15.4
(-) Financial Assets of ITAIPU	1.8	1.4	2.6
Net Debt	20.3	23.5	17
¹ Excluded from gross debt were financings, granted with RGR resources, owed by a company outside the
Eletrobras group (BRL 1,219 million) and credits related to the federalization of Distribution Companies, pursuant to Article 21-A and 21-B of Law 12,783/2013 (BRL 1,391 million).

The indicator measured by the relationship between third-party liabilities and total liabilities increased from 75.3% on December 31, 2016 to 75.3% on December 31, 2017 (72.1% on the same date in 2015). In addition to this, due to its specific characteristics (as manager of the Global Reversion Reserve (RGR) sector fund - thus justifying its own reimbursements), Eletrobras has certain launches in its liabilities that correspond to its assets.

In conformance with Federal Law No. 11,480/2007, of 2007, the adjustment factor was eliminated, calculated on the basis of the consumer price indices (consumer price index - CPI and Industrial goods), of the financing agreements concluded between Eletrobras and Itaipu Binacional and of credit transfer agreements signed with the National Treasury, with the Company being ensured in relation to the maintenance of its revenue flow, given that Decree No. 6,265/2007 was issued, stating that a factor equivalent to the previous readjustment factor being transferred to distributors of energy annually. As a result of this, Decree no. 6.265/2007, created an asset for the part of the annual differential determined, equivalent to the annual adjustment factor removed from the financing included annually, starting in 2008, in the transfer rate used by the Company, preserving the flow of receivable resources originally established in the financing agreements, which is referred to “Itaipu Financial Asset.” The values relating to the annual readjustment factor are defined annually by a Ministerial Ordinance of the Ministries of Finance and of Energy and will be realized through their inclusion in the transfer rate to be used until 2023. The balance resulting from the adjustment factor of Itaipu Binacional, included under Financial Assets, presented in Noncurrent Assets, amounted to BRL 3,884,737 thousand at December 31, 2017, equivalent to USD 1,174,346 thousand (BRL 3,161,339 thousand on December 31, 2016, equivalent to USD 969,913), of which BRL 3,401,339 thousand, equivalent to USD 1,028,216 thousand, will be transferred to the National Treasury until 2023, as a result of the credit assignment operation carried out between the Company and the National Treasury, in 1999. These amounts will be realized upon inclusion thereof in the rate of transfer to be used until 2023. However, considering that the financial asset of Itaipu is a remuneration arising from the financing agreement concluded by Eletrobras in relation to Itaipu, the amount of the financial asset to be received by Eletrobras is being considered, as discounted, in the calculation of Net Debt.

The proportion of total financing from sources of capital and from sources of third-party capital in the accounting years ended December 31, 2015, 2016 and 2017 was 38.68%, 34.85% and 32.83%. The table below shows the evolution of these indicators during the years ended December 31, 2015, 2016 and 2017:

		Own Capital x Third-Party Capital
BRL Million, except percentages	12/31/2017	AV %	12/31/2016	AV %	12/31/2015	AV %
Third-Party Capital
Current Liabilities	34,187	19.76%	31,139	18.26%	28,100	26.04%
Non-current Liabilities	96,036	55.52%	95,296	55.89%	79,807	73.96%
Total Liability	130,223	75.28%	126,435	74.16%	107,907	100.00%
Own Capital
Net Equity	42,753	24.72%	44,065	25.84%	41,739	27.89%
Total Net Equity	42,753	24.72%	44,065	25.84%	41,739	27.89%
Total (Own Capital + Third-Party Capital)	172,975	100.00%	170,499	100.00%	149,646	127.89%
Own Capital/Third-Party Capital	32.83%		34.85%		38.68%

c) ability to pay in relation to the financial commitments assumed

The principal resource requirements of Eletrobras refer to (i) payment or debt rollover, (ii) the financing of its generation, transmission and distribution projects and (iii) the possibility of participation, through its subsidiaries, in auctions for new transmission lines and new contracts for generation, given that in the event that Eletrobras is the successful bidder in any of these auctions, it will require additional funds to fund the investments required to expand the applicable operations and (iv) financing of the programs of dismissal of employees.

The Company, consistent with other companies in the industry, monitors its commitments based on the financial leveraging index. This index is the net debt divided by total capital. The net debt, in turn, corresponds to the total of loans and financing (excluding amounts for the RGR and including short and long-term loans, as shown in the consolidated balance sheet), subtracted from the amount of cash and cash equivalents. Total capital is determined by adding the owners’ equity, as demonstrated in the consolidated balance sheet, to net debt.

Eletrobras' risk rating, according to risk rating agencies, is directly connected to the risk rating achieved by Brazil, since the Federal Government is the majority shareholder of the Company. At December 31, 2017, Eletrobras' risk rating was as follows:

Agency	Domestic	Last Report
Classification/Outlook
Moody’s Issuer Rating	[“Ba3” / Stable]	12/4/17
Moody’s Senior Unsecured Debt	[“Ba3” / Stable]	12/4/17
Fitch Senior Unsecured Debt Rate	[“B+” / RR4*]	2/27/18
Fitch LT Local Currency Issuer	[“B+” / Negative]	2/27/18
Fitch LT Foreign Currency Issuer	[“B+” / Negative]	2/27/18
S&P LT Local Currency	[“BB” / Negative]	12/15/17
S&P LT Foreign Currency	[“BB” / Negative]	12/15/17
* Average Capacity of Recovery in Case of Default: Issuances classified as RR4 have characteristics compatible with securities that historically show a recovery between 31% and 50% of principal and interest.

The Board of Directors of the Company believes that Eletrobras presented until December 31, 2017, the assets and financial conditions to honor their financial commitments through the combined use of its operating cash flow, the receipt of all the claims already approved by the Government authorities as a result of Law No. 12,783/2013 (first installment) and funds from loans and financing already assumed and that could be assumed, if necessary.

d) sources of financing for working capital and for investments in noncurrent assets used

The main sources of financing for working capital and investment in noncurrent assets of Eletrobras over the last 3 (three) years were: (i) the indemnity from the renewed concessions in light of Law No. 12,783/2013 already approved by the granting power (first installment); (ii) the values to be reimbursed arising from the trading of energy generated by Itaipu; (iii) the values receivable connected to the financing granted to Itaipu and that connected to the Financial Asset, as provided for in Federal Law 11,480/2007, (iv) its own generation of operating cash flow, (v) loans received from several domestic and foreign sources, such as CEF (Caixa Econômica Federal), BB (Banco do Brasil S.A.) and BNDES (the Brazilian Development Bank); (vi) funds coming from International Credit Agencies; and (vii) funds coming from advances for future capital increase made by the Federal Government. In addition to this, they arise from several financial investments that Eletrobras makes with BB, considering that Eletrobras is required by law to deposit in federal banks BB and CEF any funds arising from its cash availability.

The table below shows the evolution of Eletrobras' operating cash flow generation and gross indebtedness for the periods indicated:

BRL Billion	12/31/17	12/31/16	12/31/15
Operating Cash Flow	2.4	1.6	7.0
Gross Financial Debt¹	43.0	42.6	43.4
¹ Accounts for the financing payable, without regard to the sums related to RGR owed to company outside Eletrobras’ group and the debt claims connected to the Distributors’ federalization, in accordance with Article 21-A and 21-B of Law 12783/2013.

From time to time, Eletrobras considers new opportunities for potential investments and may finance these investments with money generated by its operations, loans, via the international capital market, capital increases or other sources of financing that may be available at the time in question.

e) sources of financing for working capital and for investments in noncurrent assets it intends to use for coverage of deficits of liquidity

In the event that it is necessary to obtain funds to make investments in noncurrent assets, Eletrobras may obtain financing through the BNDES, CEF, BB, multilateral agencies such as the Inter-American Development Bank (IDB), the International Bank for Reconstruction and Development (BIRD), Corporación Andina de Fomento (CAF) and the Japan Bank for International Cooperation (JBIC), in addition to performing transactions with financial institutions, especially in "A/B Loan" method (consisting of the grant of part of the loan by a multilateral institution and another Part By a union of institutions), and issue bonds in international capital markets, depending on the costs involved. In addition, Eletrobras may make capital increase calls.

The time periods for financing, loans or securities that may be issued shall be compatible with the construction schedule of the generation and transmission of power from Eletrobras, in the same manner that the cost should be appropriate for the cash flow of the project, considering the characteristics of competition of concession auctions of generation and transmission of energy.

Another source of funds corresponds to the financial revenues connected to the electric power transmission assets existing on May 31, 2000, known as the Existing System Basic Network - RBSE, for the transmission lines whose concessions were renewed in 2012, as regulated by the Ordinance of the Ministry of Mines and Energy number 120 of April 20, 2016 (2nd installment). The payment of this revenue will occur over future years and, as of December 31, 2017, Eletrobras had the balance of BRL 38.2 billion receivable under this heading, thus constituting an important source of funds for the Company.

Eletrobras Management believes that the Company will be able to meet its working capital needs as they arise.

f) levels of indebtedness and the characteristics of such debts, describing: (i) loan contracts and relevant financing; (ii) other long-term relationships with financial institutions; (iii) degree of subordination between the debts; and (iv) any restrictions imposed on Eletrobras, in particular, concerning the limits of indebtedness and contracting new debts, the distribution of dividends, the sale of assets, the issuance of new securities and the sale of corporate control, as well as whether the issuer of new securities as well as whether the issuer is complying with those restrictions;

(i) loan contracts and relevant financing

Financing taken out by the Company:

The financing raised by Eletrobras corresponds mainly to financing contracted with BNDES, Caixa Econômica Federal and Banco do Brasil, as well as to multilateral international agencies such as IDB, BIRD, CAF and JBIC. Such contracts follow the standard clauses generally applicable to contracts with multilateral agencies, which are agreed in negotiations with these entities, and generally have a guarantee provided by the Federal government. Eletrobras also carried out bond issues in the international market.

The following are loan and financing contracts relating to Eletrobras holding: (i) loan obtained from the World Bank; (ii) loan obtained from the BNP Paribas; (iii) the Certificates of Bank Credit - CCBs signed with the Banco do Brasil - CCBs signed with the Banco do Brasil - BB and Caixa Econômica Federal - CEF; and (iv) the bonus released in 2009 and 2011. These contracts together total 93.72% of the debt raised by the Company. The contracts with BNP Paribas and the World Bank in 2007 and 2011 are worth USD 430 million and USD 495 million, respectively, and are paid in semi-annual installments. The interest rate of the first contract is composed by LIBOR plus the spread of 0.75%. The payments are made in the months of June and December, and their expiration date shall happen on December 20, 2021. For the contract concluded with the World Bank, the interest rate is also composed of LIBOR plus the spread of 0.6% for the part of the balance with variable interest (approximately 20% of the current balance) and fixed rate of 2.42% p.a. for the remainder of the outstanding balance. Payments are made in the months of March and September and their maturity will occur on September 15, 2023. The outstanding balance of the two contracts, on December, 31,2017, was USD 140.5 million and USD 196.9 million, respectively. The amount raised with BB and CEF consists of three parts: the first of BRL 2.5 billion, maturing in July 25, 2022; the second of BRL 2.0 billion, maturing in October 25 2022; and the third, also of BRL 2.0 billion, maturing on January 25, 2023, totaling BRL 6.5 billion. Payment of installments is made on a monthly basis and interest on the CCBs that are part of the agreement is 119.5% of CDI. Finally, the Bonds contracted in 2009 and 2011 have a value of USD 1.0 billion and USD 1.75 billion. The first operation was contracted with Credit Suisse, and the second with Santander and Credit Suisse. The first launch is due on July 30, 2019 and the second on October 27, 2021. Compensatory interest is 6.875% for the first Bonus and 5.75% for the second.

Eletrobras Companies, as of December 31, 2017, were parties to passive contracts between loans, financing and bonus, which totaled BRL 45.1 billion, of which BRL 5.9 billion represented short-term obligations and BRL 39.2 billion corresponded to long-term obligations (BRL 45.6 billion as of December 31, 2016 and BRL 46.4 billion as of December 31, 2015), whose breakdown by currency is as follows:

12/31/17
(In BRL Thousand)	Balance	AV %
Foreign Currency
USD not indexed	9,307,980	20.63%
USD with LIBOR	1,840,224	4.08%
EURO	230,144	0.51%
Japanese Yen	32,408	0.07%
Other	1,574	0.00%
Subtotal	11,412,331	25.29%
Domestic Currency
CDI	12,159,697	26.95%
IPCA	369,100	0.82%
TJLP	6,809,224	15.09%
SELIC	1,782,785	3.95%
Other	927,776	2.06%
Subtotal	22,048,582	48.86%
Not indexed	11,660,880	25.84%
Total	45,121,793	100.00%

The following table shows the schedule for payment of loans, financing and bonuses, which totaled BRL 45.1 billion on December 31, 2017:

Loans and Financing
Amortization Flow
12/31/17
(In BRL Thousand)	Balance	AV %
Short-Term
2018	5,886,141	13.05%
Long-Term
2019	4,546,529	10.08%
2020	8,234,480	18.25%
2021	4,191,258	9.29%
2022	9,194,882	20.38%
2023	3,165,340	7.02%
After 2023	9,903,162	21.95%
Total	45,121,793	100.00%

On December 31, 2017, the following relevant financial contracts of Eletrobras (holding) were in effect:

(a) IDB: Loan raised with the IDB in April 1998, amounting to USD 307.0 million, with a Federal government guarantee, for a term of 20 years. The interest rate of this contract is composed of the BID spread (based on historical cost and current bank indebtedness) and fixed rate of 3.69%, established from 2010 (based on LIBOR of the effective date of conversion provided by the BID), and the average rate in the year 2017 was 4.54%. The payment of interest and of the principal relating to the loan is made twice a year, in April and October. The outstanding balance of this financing on December 31, 2017 was BRL 31.1 million.

(b) JBIC: Loan from the Eximbank, the former name of Japan Bank International Corporation, with guarantee from the Federal Government, in November, 1998, amounting to  ¥  4.5 billion, equivalent at the time of signature of the contract, to USD 300.0 million for a period of 20 years and a variable interest rate equivalent to the JLT Prime rate, plus a spread of 0.2%. Interest on the loan is paid semi-annually in April and October. The outstanding balance of this financing on December 31, 2017 was BRL 32.4 million.

(c) KfW: Loan with the Kreditanstalt für Wiederaufbau – KfW, with a guarantee from the Federal Government, amounting to € 13,3 million, with funds originating in negotiations of protocols for financing of renewable energy projects that have occurred in the years 2000 and 2001, and that resulted in the signing of the agreement on financial cooperation between the Governments of Germany and Brazil, on November 27, 2003. The contract for the first installment was signed on December 12, 2008. The loan term is 30 years, and that of the interest rate is 2%. The interest on the loan is paid semi-annually in June and December. Payment of principal will only begin as of December 2018.

On November 1, 2012, the second installment of the financing agreement entered into with KfW, worth € 45.9 million, was guaranteed by the Federal Government, with a grace period of 5 years and a total term of 30 years .. The average interest rate used in this financing is 2.94% p.a. Interest on the loan is paid semi-annually in June and December. The payment of principal only started as of December 2017. The funds were allocated through Eletrobras to the São Bernardo Complex Project, belonging to the subsidiary Eletrosul, which is aimed at the implementation of four Small Hydroelectric Power Plants (PCHs) in the State of Santa Catarina. The outstanding balance of this financing on December 31, 2017 was BRL 230.1 million.

(d) China Development Bank/BNP Paribas: Loan by the China Development Bank and BNP Paribas, signed in April 2007, amounting to USD 430.0 million, whose funds were used in the financing of the Candiotti II Thermal Plant, of the CGTEE subsidiary. The transfer agreement was signed between this subsidiary and Eletrobras. The proceeds of the loan were fully paid up until May 2010. There were no guarantees. The payment of interest and principal on the loan is made semi-annually in the months of June and December. The outstanding balance of this financing on December 31, 2017 was BRL 465.1 million.

(e) Loan unionited in "A/B loan", via CAF: Loan unionited in the "A/B loan" modality, raised with CAF in August 2008. The loan, amounting to USD 600.0 million, was structured as follows: (i) Part A, of USD 150.0 million, directly with CAF, with a maturity of 12 years; and (ii) Part B, corresponding to USD 450.0 million, with a union of 16 banks, with a seven-year term. The contracted interest rate consists of the variation of LIBOR plus a spread of 2.05% to 1.5% for part A and part B). There were no guarantees. Interest and principal payments on the loan are made semi-annually in the months of February and August. On December 31, 2017, the open balance of this financing was BRL 177.6 million.

(f)  CAF and BBVA, HSBC, Mercantil, Santander, Sumitomo Mitsui Banking Corporation and Bank of Tokyo-Mitsubishi: In November 2010, Eletrobras concluded a USD 500.0 million "A/B loan" unionited loan with CAF and BBVA, HSBC, Santander, Sumitomo Mitsui Banking Corporation and Bank of Tokyo-Mitsubishi. The transaction was structured in such a way that Part A of USD 125.0 million was under the responsibility of CAF, while Part B of USD 375.0 million was contributed by a union formed by the other banks. The loan has a settlement term of 10 years for Part A and seven years for Part B. The contracted interest rate is composed of LIBOR plus a spread of 2.75% for part A and 1, 75% for Part B. Interest on the loan is paid semi-annually in May and November. The outstanding balance of this financing via CAF on December 31, 2017 was BRL 191.5 million.

(g) World Bank: Loan raised with World Bank, amounting to USD 495.0 million, with the Federal Government’s consent, whose contract was signed on February 24, 2011. The funds will be used to finance the Energia + Project, whose main objective is to improve the quality of the services provided and contribute to reach and maintain the economic and financial balance of Eletrobras distribution companies. The loan gas a bond posted by the National Treasury. Payment of interest and principal on the loan is made semi-annually in the months of March and September. The principal began to be paid in March 2016. The outstanding balance of this financing in December 31, 2017 was BRL 656.0 million.

(h) BNDES: On June 24, 2013, Eletrobras signed with BNDES (the Brazilian Development Bank) a Bank Credit Note - CCB, amounting to 2.5 billion, paid at the Selic Rate plus 2.5% spread. The term of the contract is 5 (five) years and it has a grace period of 12 months, being amortized over 8 successive semi-annual payments. The funds were intended for working capital and the operation has a guarantee from the Federal Government. The first withdrawal of this loan, amounting to BRL 2.0 billion, occurred on June 28, 2013. The second withdrawal, amounting to BRL 500 million, was made on December 16, 2013. The outstanding balance of this contract on December 31, 2017 was BRL 615.9 million.

(i)  Caixa Econômica Federal and Banco do Brasil: A loan was agreed to in August 2014 between the Caixa Econômica Federal, Banco do Brasil and Eletrobras, in the amount of BRL 6.5 billion, with a guarantee from the Federal Government, and with BRL 4.0 billion provided by the Banco do Brasil and BRL 2.5 billion by the Caixa Econômica Federal. The term of the operation is eight years, two of grace period, counting from the disbursements. The amortization of principal is performed on a monthly basis and started in August 2016, and the compensation shall be of 119.5% CDI. The operation is intended for investing working capital and financing investments of Eletrobras Companies, in accordance with PDG/2014. The entire amount has already been released. The outstanding balance of these operations as of December 31, 2017 was BRL 5.22 billion.

Furthermore, Eletrobras Companies, executing in concert with CEF, have corporate financing agreements to finance its own projects. The debit balance with the institution, on 12/31/2017 was BRL 4.5 billion.

As for Banco do Brasil, Eletrobras Companies also have corporate financing agreements with the same purpose. The outstanding balance of these contracts, on 12/31/2017 was BRL 1.8 billion.

(j)  Notes - Bonus: (a) Credit Suisse and Santander: On October 27, 2011 Eletrobras ended a bond release operation on the international market, amounting to USD 1.75 billion, with the Banks Santander and Credit Suisse acting as the global structuring entities of this operation. The bonds were issued with a maturity of 10 years due on October 27, 2021, with full recovery on the due date and with a semiannual interest rate coupon of 5.75% per year. There was no issuance discount, which allowed obtaining a yield, return to the investor, at a rate equivalent to a 5.75% coupon; (b) Credit Suisse: Eletrobras concluded on July 30, 2009 the bond issue operation in the international market, amounting USD 1.0 billion, with Bank Credit Suisse acting as the global structuring entity of this operation. The bonds were issued with a term of 10 years, maturing on July 30, 2019, with full redemption on the maturity date and with semi-annual interest coupon at the rate of 6.875% pa; The outstanding balance of these operations as of December 31, 2016 was BRL 9.27 billion.

For more information about the bonds issued by Eletrobras abroad, see section 18.5 of the Eletrobras Reference Form.

In addition to this, on December 31, 2017, the following financial agreements were in place relating to the subsidiaries of Eletrobras:

(a) IDB: Furnas signed, on December 22, 2011, a financing agreement with the Inter-American Development Bank – IDB amounting to USD 128.6 million. The financing has a 20-year term, with a four-year grace period and interest rate based on the Libor rate and incident on the outstanding balance. Such financing is guaranteed by the Federal Government. On December 31, 2017, the outstanding balance of the contract was BRL 349.6 million.

(b) BNDES: BNDES finances several corporate projects of the Eletrobras Companies, such as the Batalha, Simplício, Baguari and Tucuruí hydroelectric plants and the Angra 3 thermonuclear plant, in addition to other expansion and maintenance projects. These loans cost between TJLP and TJLP + 4% p.a. and repayment terms for up to 2036 (average debt term of 15.5 years). On December 31, 2017, the outstanding balance of the contracts was BRL 8.7billion.

(c) Caixa Econômica Federal: Eletronuclear executed, in 2013, a financing agreement with Caixa Econômica Federal, amounting to BRL 3.8 billion, for the purchase of imported equipment and payment of foreign services connected to the construction of Angra 3 Thermonuclear Plant. The agreement, however, became effective only in 2015, when the negotiations with the Federal Government were concluded, so that it could provide a guarantee to Eletronuclear, upon presentation of a counter-guarantee. As a counter-guarantee, Eletronuclear offered the Federal Government a pledge of its receivables from the Angra 1 and Angra 2 projects. The contract has a fixed interest rate of 6.5% per annum, with a repayment term of 25 years, with a grace period of five years. On December 31, 2017, the amount of BRL 2.8 billion had been withdrawn and, on the same date, the balance due was BRL 3.2 billion. Over the year of 2016, there was disbursement of financing to Furnas with Caixa Econômica Federal (FINISA) amounting to BRL 1.130.000. In addition to this, Eletronorte approved, on January 12, 2017, a loan amounting to BRL 500,000 with Caixa Econômica Federal through a Bank Credit Certificate (CCB), with an endorsement from Eletrobras, with the purpose of financially strengthening the flow of subsidiary. The line of credit will be made available to the extent that raising is required.

(d) Banco do Brasil: Jointly, the companies Furnas, Eletrosul and Chesf hold corporate financing agreements with Banco do Brasil totaling, on December 31, 2017 a debt balance of BRL 1.8 billion. These loans have their expiration dates between February 2018 and December 2023 and a cost pegged to the CDI plus a spread ranging from 1% to 2.12% p.a.

The financing taken out by Eletrobras is divided into contracts with and without bonds posted. When guaranteed, the forms of guarantee are used are (i) corporate guarantee; (ii) guarantee provided by the Federal Government, upon presentation of counter-guarantees; or (iii) real guarantee (in particular, fiduciary assignment of receivables, pledge of receivables or pledge of shares of SPEs).

The financing contracted with CAF, JBIC, BNP/CBD and bonus issued abroad are not guaranteed, and as of December 31, 2017, they had a total debit balance of BRL 9.93 billion.

On the other hand, financing with EXIM Bank, KfW, and the World Bank is guaranteed by the Federal Government and, as of December 31, 2017, had a total debit balance of BRL 0.93 billion.

In addition to the guarantee provided by the Federal Government, Eletrobras Holding contracts signed loan agreements with Banco do Brasil/Caixa Econômica Federal and BNDES, and as a counter-guarantee to the Federal Government, it pledged receivables relating to financing agreements concluded with Itaipu.

The same occurs, as informed above, with the contract signed by Eletronuclear with CEF. Under this agreement, the Federal Government is a guarantor and, as a guarantee, Eletronuclear pledged receivables connected to the sale of energy generated by the Angra 1 and Angra 2 thermonuclear plants.

Guarantees posted by Eletrobras

Guarantees under the ANEEL Auctions

The Eletrobras Companies have been successful in several ANEEL auctions held in recent years and will therefore be responsible for the execution of projects in the areas of generation and transmission, individually or in partnerships through the special purpose companies - SPEs of which they are part.

Accordingly, in order to compose the financing structure for these projects, financing operations were negotiated by the SPEs, in which Eletrobras granted a corporate guarantee, limited to the proportion of its subsidiaries' interest in the SPEs capital.

The chart below shows the bonds posted to the subsidiaries and SPEs in which the Eletrobras Companies participate, as calculated on December 31, 2017:

Enterprise	Bank	Mode (corporate/SPE)	Participation	Amount	Debtor Balance 12/31/17
Norte Energia	BNDES	SPE	15.00%	R$ 2.025,00	R$ 2.400,90
Norte Energia	CEF	SPE	15.00%	R$ 1.050,00	R$ 1.312,34
Norte Energia	BTG Pactual	SPE	15.00%	R$ 300,00	R$ 374,95
Norte Energia	Garantia de Fiel Cumprimento de Contrato	SPE	15.00%	R$ 39,22	R$ 23,83
Rouar	CAF	SPE	50.00%	R$ 30,94	R$ 32,31
Mangue Seco 2	BNB	SPE	49.00%	R$ 40,95	R$ 34,77
Santa Vitória do Palmar Holding S.A.	BNDES	SPE	49.00%	R$ 197,95	R$ 201,41
Santa Vitória do Palmar Holding S.A.	BRDE	SPE	49.00%	R$ 98,00	R$ 101,35
Santa Vitória do Palmar Holding S.A.	Emissão de Debêntures	SPE	49.00%	R$ 44,10	R$ 57,76
Eólica Hermenegildo I S/A	BNDES	SPE	99.99%	R$ 109,57	R$ 105,00
Eólica Hermenegildo I S/A	BRDE	SPE	99.99%	R$ 47,76	R$ 46,01
Eólica Hermenegildo II S/A	BNDES	SPE	99.99%	R$ 109,59	R$ 105,02
Eólica Hermenegildo II S/A	BRDE	SPE	99.99%	R$ 47,78	R$ 46,02
Eólica Hermenegildo III S/A	BNDES	SPE	99.99%	R$ 93,37	R$ 89,47
Eólica Hermenegildo III S/A	BRDE	SPE	99.99%	R$ 40,70	R$ 39,21
Eólica Chuí IX S/A	BNDES	SPE	99.99%	R$ 31,56	R$ 30,24
Eólica Chuí IX S/A	BRDE	SPE	99.99%	R$ 13,76	R$ 13,25
ESBR	BNDES	SPE	20.00%	R$ 727,00	R$ 881,52
ESBR	BNDES	SPE	20.00%	R$ 232,50	R$ 238,77
ESBR	BNDES REPASSE	SPE	20.00%	R$ 717,00	R$ 864,74
ESBR	BNDES REPASSE	SPE	20.00%	R$ 232,50	R$ 236,69
Cerro Chato I, II e III	Banco do Brasil	Corporativo	100.00%	R$ 223,42	R$ 72,32
RS Energia	BNDES	Corporativo	100.00%	R$ 126,22	R$ 42,62
Artemis Transmissora de Energia	BNDES	Corporativo	100.00%	R$ 170,03	R$ 11,55
UHE Mauá	BNDES	Corporativo	100.00%	R$ 182,42	R$ 127,38
UHE Mauá	BNDES/Banco do Brasil	Corporativo	100.00%	R$ 182,42	R$ 127,39
UHE Passo de São João	BNDES	Corporativo	100.00%	R$ 183,33	R$ 115,73
SC Energia	BNDES/Banco do Brasil	Corporativo	100.00%	R$ 50,00	R$ 6,97
SC Energia	BNDES/BDRE	Corporativo	100.00%	R$ 50,00	R$ 6,95
SC Energia	BNDES	Corporativo	100.00%	R$ 103,18	R$ 13,97
SC Energia	BNDES	Corporativo	100.00%	R$ 67,02	R$ 19,01
UHE São Domingos	BNDES	Corporativo	100.00%	R$ 207,00	R$ 159,97
RS Energia	BNDES	Corporativo	100.00%	R$ 41,90	R$ 28,58
RS Energia	BNDES	Corporativo	100.00%	R$ 9,41	R$ 7,03
RS Energia	BNDES	Corporativo	100.00%	R$ 12,00	R$ 7,27
UHE Passo de São João	BNDES	Corporativo	100.00%	R$ 14,75	R$ 9,56
Projetos Corporativos Eletrosul	Banco do Brasil	Corporativo	100.00%	R$ 250,00	R$ 167,12
Teles Pires	BNDES	SPE	24.50%	R$ 296,94	R$ 327,60
Teles Pires	BNDES/Banco do Brasil	SPE	24.50%	R$ 294,00	R$ 325,56
Teles Pires	Emissão de Debêntures	SPE	24.72%	R$ 160,68	R$ 182,01
Livramento Holding	BNDES	SPE	49.00%	R$ 29,26	R$ 20,78
Transmissora Sul Brasileira de Energia S.A.	BNDES	SPE	80.00%	R$ 209,97	R$ 166,64
Transmissora Sul Brasileira de Energia S.A.	Emissão de Debêntures	SPE	80.00%	R$ 62,04	R$ 88,39
Complexo São Bernardo	KfW	Corporativo	100.00%	R$ 29,85	R$ 52,77
Complexo São Bernardo	KfW	Corporativo	100.00%	R$ 136,06	R$ 177,36
Complexo Eólico Livramento - Entorno II	CEF	Corporativo	100.00%	R$ 200,00	R$ 207,59
Projetos Corporativos Eletrosul 3	FIDC DI	Corporativo	100.00%	R$ 690,00	R$ 691,42
São Luis II e III	BNDES	Corporativo	100.00%	R$ 13,65	R$ 6,97
Miranda II	BNDES	Corporativo	100.00%	R$ 47,53	R$ 16,38
Ribeiro Gonç./Balsas	BNB	Corporativo	100.00%	R$ 70,00	R$ 53,40
Lechuga/J. Teixeira	BASA	Corporativo	100.00%	R$ 25,72	R$ 18,24
Substação Nobres	BNDES	Corporativo	100.00%	R$ 10,00	R$ 5,84
Subestação Miramar/Tucuruí	BNDES	Corporativo	100.00%	R$ 31,00	R$ 19,50
Ampliação da Subestação Lechuga	BNDES	Corporativo	100.00%	R$ 35,01	R$ 22,51
Norte Brasil Transmissora	BNDES	SPE	49.00%	R$ 514,50	R$ 427,81
Norte Brasil Transmissora	Emissão de Debêntures	SPE	49.00%	R$ 98,00	R$ 143,15
Linha Verde Transmissora	BASA	Corporativo	100.00%	R$ 185,00	R$ 191,15
Manaus Transmissora	BNDES	SPE	30.00%	R$ 120,30	R$ 87,11
Estação Transmissora de Energia	BNDES	Corporativo	100.00%	R$ 505,48	R$ 362,13
Estação Transmissora de Energia	BASA	Corporativo	100.00%	R$ 221,79	R$ 202,76
Estação Transmissora de Energia	BASA	Corporativo	100.00%	R$ 221,79	R$ 200,56
Rio Branco Transmissora	BNDES	Corporativo	100.00%	R$ 138,00	R$ 100,14
Transmissora Matogrossense Energia	BASA	SPE	49.00%	R$ 39,20	R$ 33,94
Transmissora Matogrossense Energia	BNDES	SPE	49.00%	R$ 42,78	R$ 26,57
Brasventos Miassaba 3	BNDES	SPE	24.50%	R$ 30,98	R$ 25,11
Belo Monte Transmissora de Energia S. A.	State Grid Brazil S.A.	Corporativo	100.00%	R$ 294,70	R$ 350,78
Belo Monte Transmissora de Energia S. A.	BNDES	SPE	24.50%	R$ 412,83	R$ 429,89
Belo Monte Transmissora de Energia S. A.	BNDES REPASSE	SPE	24.50%	R$ 214,38	R$ 226,38
Norte Energia	BNDES	SPE	19.98%	R$ 2.697,30	R$ 3.197,99
Norte Energia	CEF	SPE	19.98%	R$ 1.398,60	R$ 1.748,03
Norte Energia	BTG Pactual	SPE	19.98%	R$ 399,60	R$ 499,44
Implantação do PAR e PMIS	BNDES	Corporativo	100.00%	R$ 361,57	R$ 278,87
Porto Velho Transmissora de Energia	BNDES	Corporativo	100.00%	R$ 283,41	R$ 229,15
Reforço à Estrutura de Capital de Giro	CEF	Corporativo	100.00%	R$ 400,00	R$ 229,15
UHE Sinop	BNDES	SPE	24.50%	R$ 256,27	R$ 227,48
Reforço à Estrutura de Capital de Giro 2	CEF	Corporativo	100.00%	R$ 500,00	R$ 479,42
Angra III	BNDES	Corporativo	100.00%	R$ 6.181,05	R$ 3.650,44
ESBR	BNDES	SPE	20.00%	R$ 727,00	R$ 881,52
ESBR	BNDES	SPE	20.00%	R$ 232,50	R$ 238,77
ESBR	BNDES REPASSE	SPE	20.00%	R$ 717,00	R$ 864,74
ESBR	BNDES REPASSE	SPE	20.00%	R$ 232,50	R$ 236,69
Manaus Transmissora	BNDES	SPE	19.50%	R$ 78,20	R$ 56,62
Norte Energia	BNDES	SPE	15.00%	R$ 2.025,00	R$ 2.400,90
Norte Energia	CEF	SPE	15.00%	R$ 1.050,00	R$ 1.312,34
Norte Energia	BTG Pactual	SPE	15.00%	R$ 300,00	R$ 374,95
IE Madeira	BASA	SPE	24.50%	R$ 65,42	R$ 74,72
IE Madeira	BNDES	SPE	24.50%	R$ 455,50	R$ 338,22
IE Madeira	Emissão de Debêntures	SPE	24.50%	R$ 85,75	R$ 124,48
Projetos Corporativos Chesf 1	Banco do Brasil	Corporativo	100.00%	R$ 500,00	R$ 224,22
Projetos Corporativos Chesf 2	CEF	Corporativo	100.00%	R$ 400,00	R$ 151,11
IE Garanhuns S/A	BNDES	SPE	49.00%	R$ 175,15	R$ 139,12
Projetos Corporativos Chesf 3	BNDES	Corporativo	100.00%	R$ 727,56	R$ 361,91
Projetos Corporativos Chesf 4	BNDES	Corporativo	100.00%	R$ 475,45	R$ 209,49
UHE Sinop	BNDES	SPE	24.50%	R$ 256,27	R$ 227,48
Projetos Corporativos Chesf 5	CEF	Corporativo	100.00%	R$ 200,00	R$ 188,70
UHE Batalha	BNDES	Corporativo	100.00%	R$ 224,00	R$ 135,60
UHE Simplício	BNDES	Corporativo	100.00%	R$ 1.034,41	R$ 586,34
UHE Baguari	BNDES	Corporativo	100.00%	R$ 60,15	R$ 32,77
DIVERSOS	Banco do Brasil	Corporativo	100.00%	R$ 750,00	R$ 754,11
Rolagem BASA 2008	Banco do Brasil	Corporativo	100.00%	R$ 208,31	R$ 208,38
Projetos de Inovação	FINEP	Corporativo	100.00%	R$ 268,50	R$ 138,91
Financiamento corporativo	Banco do Brasil	Corporativo	100.00%	R$ 400,00	R$ 315,51
UHE Santo Antônio	BNDES	SPE	39.00%	R$ 1.594,16	R$ 1.951,04
UHE Santo Antônio	BNDES	SPE	39.00%	R$ 1.574,66	R$ 2.014,18
UHE Santo Antônio	BASA	SPE	39.00%	R$ 196,33	R$ 229,60
UHE Santo Antônio	Emissão de Debêntures	SPE	39.00%	R$ 163,80	R$ 212,21
UHE Santo Antônio	Emissão de Debêntures	SPE	39.00%	R$ 273,00	R$ 348,33
Centroeste de Minas	BNDES	SPE	49.00%	R$ 13,83	R$ 7,61
Brasventos Miassaba 3	BNDES	SPE	24.50%	R$ 30,98	R$ 25,11
IE Madeira	BASA	SPE	24.50%	R$ 65,42	R$ 74,72
IE Madeira	BNDES	SPE	24.50%	R$ 455,50	R$ 338,22
IE Madeira	Emissão de Debêntures	SPE	24.50%	R$ 85,75	R$ 124,48
Teles Pires	BNDES	SPE	24.50%	R$ 296,94	R$ 327,60
Teles Pires	BNDES/Banco do Brasil	SPE	24.50%	R$ 294,00	R$ 325,56
Teles Pires	Emissão de Debêntures	SPE	24.72%	R$ 160,68	R$ 182,01
Caldas Novas Transmissão	BNDES	SPE	49.90%	R$ 2,54	R$ 1,49
Caldas Novas Transmissão	BNDES	SPE	49.90%	R$ 5,54	R$ 4,29
Belo Monte Transmissora de Energia S. A.	State Grid Brazil S.A.	Corporativo	100.00%	R$ 294,70	R$ 350,78
Belo Monte Transmissora de Energia S. A.	BNDES	SPE	24.50%	R$ 412,83	R$ 429,89
Belo Monte Transmissora de Energia S. A.	BNDES REPASSE	SPE	24.50%	R$ 214,38	R$ 226,38
Plano de Investimentos 2012-2014	BNDES	Corporativo	100.00%	R$ 441,30	R$ 208,42
Empresa de Energia São Manoel	BNDES	SPE	33.33%	R$ 438,00	R$ 450,59
Empresa de Energia São Manoel	Emissão de Debêntures	SPE	33.33%	R$ 93,33	R$ 112,16
Projetos Corporativos Furnas 1	Banco do Brasil	Corporativo	100.00%	R$ 50,00	R$ 50,02
Projetos Corporativos Furnas 2	Banco do Brasil	Corporativo	100.00%	R$ 35,00	R$ 35,01
Amazonas	Confissão de Dívida - Petrobras/BR	Corporativo	100.00%	R$ 2.405,98	R$ 4.019,44
Eletroacre	Confissão de Dívida - Petrobras/BR	Corporativo	100.00%	R$ 91,77	R$ 78,39
Boa Vista	Confissão de Dívida - Petrobras/BR	Corporativo	100.00%	R$ 19,32	R$ 14,12
Projeto Corporativo	CEF	Corporativo	100.00%	R$ 94,91	R$ 45,50
Projeto Corporativo Ceal	Banco IBM S/A	Corporativo	100.00%	R$ 10,74	R$ 4,07
TOTAL				R$ 47.425,62	R$ 46.658,26

Other Guarantees not connected with the Projects

Enterprise	Bank	Mode (corporate/SPE)	Participation	Amount	Debtor Balance 12/31/17
Amazonas	Confissão de Dívida - Petrobras/BR	Corporativo	100.00%	R$ 2.405,98	R$ 4.019,44
Eletroacre	Confissão de Dívida - Petrobras/BR	Corporativo	100.00%	R$ 91,77	R$ 78,39
Boa Vista	Confissão de Dívida - Petrobras/BR	Corporativo	100.00%	R$ 19,32	R$ 14,12
TOTAL				R$ 2.517,07	R$ 4.111,95

(ii)      Other long-term relationships with financial institutions

On December 31, 2017, Eletrobras did not have other long-term relationships with relevant financial institutions other than those already indicated in the previous item.

(iii)     Degree of subordination between the debts

Eletrobras debts are guaranteed by the Federal Government; through real guarantees (notably pledging of receivables from financing of Itaipu) or do not have any guarantee. The securities subsidiaries of Eletrobras are provided in large part by Eletrobras itself, through a surety or guarantee, also there are cases of real guarantees on securities representing the shareholders' equity of the SPEs and/or on the receivables.

Considering the total current liabilities and noncurrent liabilities of the Company, the amount of BRL11.7 billion connected to unsecured obligations on December 31, 2017 (compared to BRL 121.3 billion on December 31, 2016 and BRL 93.1 billion on December 31, 2015). In turn, the amount of BRL18.4 billion corresponded to obligations guaranteed by rights as of December 31, 2017 (compared to BRL 11.6 billion on December 31, 2016 and BRL 14.8 billion in 31 of December 2015).

Among the debts guaranteed by the Federal Government, in two of them, the Bank Credit Note signed with the BNDES amounting to BRL 2.5 billion, and the Bank Credit Notes signed with Banco do Brasil and Caixa Econômica Federal, amounting to BRL 6.5 billion, Eletrobras presents as counter-guarantee to the Federal Government a pledge of the receivables arising under Financing Contracts concluded by Eletrobras with Itaipu.

(iv)     Contractual Restrictions

Eletrobras as a debtor

The loan and financing agreements made by Eletrobras, as well as the international bonds, were entered into in accordance with the practices adopted in the international market for such operations. Obligations assumed ("covenants") are usually contained in contracts with companies of the same type of credit risk at the time of agreeing to the obligations.

In the "A/B loan", international bonus, unionited loan agreements between CAF and commercial banks, Eletrobras is subject to clauses usually practiced in the market, including: existence of corporate guarantees, requirements for change of control compliance with the necessary licenses and authorizations and limitation to the significant sale of assets.

Eletrobras acting as a guarantor

Eletrobras is the guarantor (corporate bond) of its subsidiaries Furnas and Eletrosul of the debentures issued by Teles Pires Participações, in whose writing Eletrobras undertakes to maintain financial covenants - Net Debt/Ebitda <= 4.0 and Ebitda/Financial Income> = 2.0.

In the financial year ending as of December 31, 2017, Eletrobras did not observed the covenants to which it was subject by virtue of these financing contracts signed as a debtor.

As referred to above, Eletrobras figures as cosigner in financing both corporate ventures of its subsidiaries, as well as of SPEs in which Eletrobras have a shareholding participation. In four contracts, there are specific covenants applicable to the guarantor, and these are:

•         Furnas (Baguari hydroelectric plant) - Financing contract concluded with the BNDES, in the nominal value of BRL 224 million, Eletrobras is the cosigner of Furnas (principal debtor), and contains an obligation to that Eletrobras note, quarterly, the capitalization index (corresponding to the ratio between its Net Assets and its Total assets), which should be at a minimum 0.3.

•         Furnas (Batalha Hydropower Plant) - Financing contract concluded by the BNDES, amounting to BRL 60.1 million, in which Eletrobras is the cosigner for Furnas (principal debtor) and contains an obligation to that Eletrobras observes, quarterly, the capitalization index (corresponding to the ratio between its Owners' Equity and its Total Assets), which should be at a minimum 0.3.

•         Centroeste de Minas S.A. (SPE) – Financing contract concluded with the BNDES, in the amount of BRL 28.7 million, in which Eletrobras is the guarantor in the proportion of the shareholding held by Furnas in the SPE (49%). This contract contains a requirement that Eletrobras observe, quarterly, the capitalization index (corresponding to the ratio between its Net and its Total assets), which should be at a minimum 0.3.

•         Teles Pires Participações S.A. (SPE): First private issue of debentures amounting to BRL 650 million, Eletrobras is up in proportion to the shareholdings held by Furnas and Eletrosul in SPE (49%), and FI-FGTS is the only debenture holder. The written document of issue includes a maintenance obligation, by Eletrobras, during the validity period of the debentures, of (i) the relationship between Net Debt and EBITDA, which should be equal to or less than 4.0 (four), determined on a quarterly basis; and (ii) the relationship between EBITDA and the Financial Result which should be equal to or greater than 2 (two), determined on a quarterly basis.

In the case of Teles Pires, there was a need for a General Meeting of Debenture Holders, held on December 27, 2017, where it was granted a "waiver" for noncompliance with said covenants until December 2018.

g) limits of financing already assumed and percentages already used

With respect to the operation of loan that was signed, on February 24, 2011, with the World Bank - BIRD, amounting up to USD 495 million, with a guarantee from the Federal Government, whose resources will be used for the “Projeto Energia +” for operational and commercial improvement of the Eletrobras distribution companies, up to December 31, 2017 disbursements of USD 271.8  million were made under that financing contract, which correspond to 54.9% of the total amount contracted.

Eletronuclear executed, in 2013, a financing agreement with Caixa Econômica Federal, amounting to BRL 3.8 billion, for the purchase of imported equipment and payment of foreign services connected to the construction of Angra 3 Thermonuclear Plant. The agreement, however, became effective only in 2015, when the negotiations with the Federal Government were concluded, so that it could provide a guarantee to Eletronuclear, upon presentation of a counter-guarantee. As a counter-guarantee, Eletronuclear offered the Federal Government a pledge of its receivables from the Angra 1 and Angra 2 projects. The contract has a fixed interest rate of 6.5% per year, with a term of repayment of 25 years, with five years grace period. On December 31, 2017, the amount of BRL 2.8 billion had been withdrawn and, on the same date, the balance due was BRL 3.2 billion.

h) significant changes in each item of the financial statements

The financial statements of Eletrobras have been prepared and are presented in accordance with the accounting practices adopted in Brazil, in compliance with the provisions of the Brazilian Corporate Laws – Law No. 6,404/1976 and subsequent amendments, observing the pronouncements issued by the Committee of Accounting Pronouncements (“CPC"), Federal Accounting Board resolutions ("CFC"), as well as the regulation of the Securities Commission ("CVM") and the National Electric Energy Agency (“ANEEL").

The consolidated financial statements of Eletrobras are presented in thousands of Brazilian Reais, except when expressly stated otherwise, and are aligned with the International Financial Reporting Standards ("IFRS (s)").

The Financial statements of Eletrobras consist of:

▪  The Consolidated Financial Statements, prepared in accordance with the IFRSs issued by the International Accounting Standards Board - IASB and the accounting practices adopted in Brazil, identified as Consolidated - IFRS and BR GAAP; and

▪  The individual Financial Statements of the parent company prepared in accordance with the accounting practices adopted in Brazil, identified as the Controlling Standard - BR GAAP.

Accounting practices adopted in Brazil include those included in Brazilian corporate laws as well as the pronouncements, the Guidelines and the Interpretations issued by the CPC and approved by the CVM and the CFC.

The other effects of adoption of IFRSs and of new pronouncements issued by the CPC may be found in item 10.4 of the Reference Form.

Financial year ending as of December 31, 2015

There has not been, in 2015, any significant change in the form of presentation of the financial statements of Eletrobras.

Financial year ending as of December 31, 2016

There has not been, in 2016, any significant change in the form of presentation of the financial statements of Eletrobras.

Financial year ending as of December 31, 2017

There has not been, in 2017, any significant change in the form of presentation of the financial statements of Eletrobras.

Comparison of balance sheet accounts on December 31, 2016 and 2017:

Centrais Elétricas Brasileiras SA – Eletrobras
Aggregate Balance Sheet – IFRS and BR GAAP (In BRL Thousand)
ASSETS	12/31/17	AV%	12/31/16	AV%	AH%
CURRENT
Cash and Cash Equivalents	792,252	0.46%	495,855	0.29%	59.77%
Restricted Cash	1,329,876	0.77%	1,681,346	0.99%	-20.90%
Marketable Securities	6,924,358	4.00%	5,681,791	3.33%	21.87%
Customers	4,662,368	2.70%	4,402,278	2.58%	5.91%
Financial Assets - Concessions and Itaipu	7,224,354	4.18%	2,337,513	1.37%	209.06%
Financing and Loans	2,471,960	1.43%	3,025,938	1.77%	-18.31%
Fuel consumption account (CCC)	-	0.00%	195,966	0.11%	- 100.00%
Yield on Equity Interest	245,577	0.14%	318,455	0.19%	-22.88%
Taxes recoverable	1,066,207	0.62%	1,085,520	0.64%	- 1.78%
Income Tax and Social Contribution	1,874,475	1.08%	1,086,367	0.64%	72.55%
Reimbursement Right	1,567,794	0.91%	1,657,962	0.97%	- 5.44%
Warehouse	479,243	0.28%	540,895	0.32%	-11.40%
Nuclear fuel inventory	465,152	0.27%	455,737	0.27%	2.07%
Indemnities - Law 12,783/2013	-	0.00%	-	0.00%	0.00%
Derivatives	209,327	0.12%	127,808	0.07%	63.78%
Hydrological Risk	104,530	0.06%	109,535	0.06%	- 4.57%
Assets Held for Sale	5,825,879	3.37%	4,406,213	2.58%	32.22%
Other	2,115,375	1.22%	1,663,473	0.98%	27.17%
TOTAL CURRENT ASSETS	37,358,727	21.60%	29,272,652	17.17%	27.62%
NON-CURRENT
LONG-TERM ASSETS	6,509,032	0	7,507,024	0.04403	-0.132941
Reimbursement Right	7,794,891	4.51%	10,158,306	5.96%	-23.27%
Financing and Loans	462,376	0.27%	2,079,025	1.22%	-77.76%
Customers	331,862	0.19%	247,235	0.15%	34.23%
Marketable Securities	831,008	0.48%	675,269	0.40%	23.06%
Nuclear fuel inventory	1,635,142	0.95%	1,705,414	1.00%	- 4.12%
Taxes recoverable	471,568	0.27%	1,488,158	0.87%	-68.31%
Income Tax and Social Contribution	1,010,810	0.58%	839,708	0.49%	20.38%
Linked Deposits	5,874,708	3.40%	6,259,272	3.67%	- 6.14%
Fuel consumption account (CCC)	-	0.00%	6,919	0.00%	- 100.00%
Financial Assets - Concessions to Itaipu	50,660,769	29.29%	52,749,546	30.94%	- 3.96%
Derivatives	216,904	0.13%	100,965	0.06%	114.83%
Advance for Future Capital Increase	959,838	0.55%	1,617,916	0.95%	-40.67%
Yield on Equity Interest	-	0.00%	-	0.00%	0.00%
FUNAC Reimbursement	-	0.00%	-	0.00%	0.00%
Hydrological Risk	325,132	0.19%	457,677	0.27%	-28.96%
Other	1,108,629	0.64%	1,228,143	0.72%	- 9.73%
	78,192,669	45.20%	87,120,577	51.10%	-10.25%
INVESTMENTS
Evaluated by the Equity Method	27,289,705	15.78%	25,173,611	14.76%	8.41%
Held at Fair Value	1,418,659	0.82%	1,357,923	0.80%	4.47%
	28,708,364	16.60%	26,531,534	15.56%	8.20%

FIXED ASSETS	27,965,837	16.17%	26,812,925	15.73%	4.30%

INTANGIBLE ASSETS	749,762	0.43%	761,739	0.45%	- 1.57%

TOTAL NONCURRENT ASSETS	135,616,632	78.40%	141,226,775	82.83%	-3.97%

TOTAL ASSETS	172,975,359	100.00%	170,499,427	100.00%	1.45%

ASSETS

CURRENT ASSETS

It posted an increase of 27.6%, BRL 29,273 million on December 31, 2016 to BRL 37,359 million on December 31, 2017. The main variations were:

Cash and Cash Equivalents

Increase of 59.8% in Cash and Cash Equivalents, from BRL 496 million on December 31, 2016 to BRL 792 million on December 31, 2017, mainly resulting from the item financial assets.

Financial Assets - Concessions and Itaipu

Increase of 209.1% in the financial assets – concessions and Itaipu, from BRL 2,338 million on December 31, 2016 to BRL 7,224 million on December 31, 2017, mainly resulting from the increase on the item Annual Allowed Revenue (RAP).

Assets classified as held for sale

Increase of 32.2% in noncurrent assets classified as held for sale, from BRL 4,406 million on December 31, 2016 to BRL 5,826 million on December 31, 2017, mainly due to the inclusion of the Distribution Companies in this item.

NONCURRENT ASSETS

The noncurrent assets posted a decrease of 10.25%, BRL 87,121 million on December 31, 2016 to BRL 78,193 million on December 31, 2017. The main variations were:

Right to Reimbursement

Decrease of 13.29% in the rights to reimbursement, of BRL 7,507 million on December 31, 2016 to BRL 6,509 million on December 31, 2017, mainly resulting from de the classification as Assests Held for Sale of 4 Distribution Companies.

Accounts Receivable

Decrease at 77.76% in Accounts Receivable, from BRL 2,079 million on December 31, 2016 to BRL 462 million on December 31, 2017, mainly resulting from de the classification as Assests Held for Sale of 4 Distribution Companies.

Financing and Loans

Decrease at 23.27% in financing and loans, from BRL 10,158 million on December 31, 2016 to BRL 7,795 million on December 31, 2017, mainly resulting from the reduction receivables from Itaipu.

Centrais Elétricas Brasileiras SA – Eletrobras
Aggregate Balance Sheet – IFRS and BR GAAP (In Thousand Brazilian Reais)
LIABILITIES AND NET EQUITY	12/31/17	AV%	12/31/16	AV%	AH%
CURRENT
Financing and Loans	5,886,141	3.40%	5,833,547	3.42%	0.90%
Bonds	183,432	0.11%	12,442	0.01%	1374.30%
Financial Liabilities	-	0.00%	-	0.00%	0.00%
Compulsory loan	42,260	0.02%	48,193	0.03%	-12.31%
Suppliers	10,443,752	6.04%	9,659,301	5.67%	8.12%
Advance to Customers	654,853	0.38%	620,781	0.36%	5.49%
Taxes Payable	1,173,319	0.68%	1,336,089	0.78%	-12.18%
Income Tax and Social Contribution	1,498,218	0.87%	606,848	0.36%	146.89%
Onerous Contracts	12,048	0.01%	1,093,678	0.64%	-98.90%
Shareholders’ Remuneration	18,339	0.01%	462,891	0.27%	-96.04%
Financial Liabilities - Concessions and Itaipu	-	0.00%	-	0.00%	0.00%
Estimated Obligations	1,204,222	0.70%	1,188,149	0.70%	1.35%
Reimbursement Obligations	1,392,542	0.81%	1,868,085	1.10%	-25.46%
Post-Employment Benefits	193,847	0.11%	107,571	0.06%	80.20%
Provison for Contingencies	1,518,387	0.88%	1,083,475	0.64%	40.14%
Sector Charges	728,180	0.42%	647,201	0.38%	12.51%
Leasing	145,324	0.08%	136,662	0.08%	6.34%
Grants Payable - Use of Public Good	-	0.00%	-	0.00%	0.00%
Derivatives	2,466	0.00%	6,946	0.00%	-64.50%
Liabilities Associated to Assets Held for Sale	7,630,670	4.41%	5,175,013	3.04%	47.45%
Other	1,458,952	0.84%	1,251,638	0.73%	16.56%
TOTAL CURRENT LIABILITIES	34,186,952	19.76%	31,138,510	18.26%	9.79%

NON-CURRENT
Financing and Loans	39,235,650	22.68%	39,786,881	23.34%	-1.39%
National Treasury Credits	-	0.00%	-	0.00%	0.00%
Suppliers	7,795,345	4.51%	9,782,820	5.74%	-20.32%
Bonds	287,347	0.17%	188,933	0.11%	52.09%
Advance to Customers	519,391	0.30%	592,215	0.35%	-12.30%
Compulsory Loan	458,874	0.27%	460,940	0.27%	-0.45%
Asset Decommissioning Obligation	2,470,400	1.43%	1,402,470	0.82%	76.15%
Operating Provisions	-	0.00%	-	0.00%	0.00%
Fuel Consumption Account (CCC)	-	0.00%	482,179	0.28%	-100.00%
Allowances for Contingencies	23,033,963	13.32%	19,645,954	11.52%	17.25%
Post-Employment Benefits	2,001,715	1.16%	2,368,077	1.39%	-15.47%
Uncovered liabilities Provision	-	0.00%	311,010	0.18%	-100.00%
Onerous Contracts	2,067,179	1.20%	2,659,305	1.56%	-22.27%
Reimbursement Obligations	1,062,634	0.61%	1,516,313	0.89%	-29.92%
Leasing	932,496	0.54%	1,032,842	0.61%	-9.72%
Grants Payable - Use of Public Good	63,082	0.04%	63,337	0.04%	-0.40%
Advance for Future Capital Increase	3,639,441	2.10%	3,310,409	1.94%	9.94%
Derivatives	39,594	0.02%	43,685	0.03%	-9.36%
Sector Charges	698,423	0.40%	615,253	0.36%	13.52%
Taxes Payable	326,527	0.19%	1,059,880	0.62%	-69.19%
Income Tax and Social Contribution	8,901,931	5.15%	8,305,606	4.87%	7.18%
Other	2,501,883	1.45%	1,667,883	0.98%	50.00%
TOTAL NONCURRENT LIABILITIES	96,035,875	55.52%	95,295,992	55.89%	0.78%

NET’ EQUITY
Social Capital	31,305,331	18.10%	31,305,331	18.36%	0.00%
Capital reserves	13,867,170	8.02%	13,867,170	8.13%	0.00%
Profit Reserves	1,321,854	0.76%	3,018,680	1.77%	-56.21%
Adjustments of Equity Method	22,434	0.01%	33,261	0.02%	-32.55%
Additional Dividend Proposed	-	0.00%	-	0.00%	0.00%
Accrued Profits (Losses)	-	0.00%	-	0.00%	0.00%
Other Accumulated Comprehensive Income	(4,127,362)	-2.39%	(4,004,625)	-2.35%	3.06%
Amounts entered in ORA classified as held for	(50,050)	-0.03%	(16,349)	-0.01%	206.13%
Equity Interest of Non-Controlling Shareholders	413,155	0.24%	(138,543)	-0.08%	-398.21%
TOTAL NET EQUITY	42,752,532	24.72%	44,064,925	25.84%	-2.98%

TOTAL LIABILITIES AND NET EQUITY	172,975,359	100.00%	170,499,427	100.00%	1.45%
LIABILITIES

CURRENT LIABILITIES

The balance of current liabilities increased 9.79%, changing from BRL 31,139 million on December 31, 2016 to BRL 34,187 million on December 31, 2017. The main changes in current liabilities were as follows:

Onerous Contracts

The Onerous Contracts item suffered a decrease of 98.9%, from BRL 1,094 million on December 31, 2016 to BRL 12 million on December 31, 2017, mainly due to a set of reversals.

Liabilities directly associated with assets classified as held for sale

Increase de 47.45% in the liabilities directly associated with assets classified as held for sale, from BRL 5,175 million on December 31, 2016 to BRL 7,631 million on December 31, 2017, mainly resulting from de the classification as Assests Held for Sale of 4 Distribution Companies.

NONCURRENT LIABILITIES

The noncurrent liabilities posted an increase of 0.8%, BRL 95,296 million on December 31, 2016 to BRL 96,036 million on December 31, 2017. The main changes in current liabilities were as follows:

Obligation to demobilize assets

Obligation to demobilize assets increased by 76.2% from BRL 1,402 million on December 31, 2016 to BRL 2,470 million on December 31, 2017, mainly due to a study to update the cost estimate required to perform the decommissioning activities of the Angra 1 and Angra 2 plants. The study concluded by increasing the aforementioned estimate to BRL 4,190,415 thousand, of which BRL 1,923,878 thousand for the Angra 1 Plant and BRL 2,266,537 thousand for the Angra 2 Plant. The corresponding present value recorded in the liability is BRL 1,910,420 thousand.

OWNERS’ EQUITY

Shareholders' equity increased by 3.0%, from BRL 44,065 thousand on December 31, 2016 to BRL 42,753 thousand on December 31, 2017, mainly due to the absorption of the result of the year.

Comparison of balance sheet accounts as of December 31, 2015 and 2016:

Centrais Elétricas Brasileiras SA – Eletrobras
Aggregate Balance Sheet – IFRS and BR GAAP (In BRL Thousand)
ASSETS	12/31/16	AV%	12/31/15	AV%	AH%
CURRENT
Cash and Cash Equivalents	495,855	0.29%	1,393,973	0.93%	-64.43%
Restricted Cash	1,681,346	0.99%	647,433	0.43%	159.69%
Marketable Securities	5,681,791	3.33%	6,842,774	4.57%	-16.97%
Customers	4,402,278	2.58%	4,137,501	2.76%	6.40%
Financial Assets - Concessions to Itaipu	2,337,513	1.37%	965,212	0.64%	142.18%
Financing and Loans	3,025,938	1.77%	3,187,226	2.13%	-5.06%
Fuel Consumption Account (CCC)	195,966	0.11%	195,966	0.13%	0.00%
Yield on Equity Interest	318,455	0.19%	309,360	0.21%	2.94%
Taxes recoverable	1,085,520	0.64%	716,651	0.48%	51.47%
Income Tax and Social Contribution	1,086,367	0.64%	1,475,598	0.99%	-26.38%
Reimbursement Right	1,657,962	0.97%	2,265,242	1.51%	-26.81%
Warehouse	540,895	0.32%	631,669	0.42%	-14.37%
Nuclear fuel inventory	455,737	0.27%	402,453	0.27%	13.24%
Indemnities - Law 12,783/2013	-	0.00%	-	0.00%	0.00%
Derivatives	127,808	0.07%	21,307	0.01%	499.84%
Hydrological Risk	109,535	0.06%	195,830	0.13%	-44.07%
Assets Held for Sale	4,406,213	2.58%	4,623,785	3.09%	-4.71%
Other	1,663,473	0.98%	1,425,416	0.95%	16.70%
TOTAL CURRENT ASSETS	29,272,652	17.17%	29,437,396	19.67%	-0.56%

NON-CURRENT
LONG-TERM ASSETS
Reimbursement Right	7,507,024	4.40%	8,238,140	5.51%	-8.87%
Financing and Loans	10,158,306	5.96%	14,400,394	9.62%	-29.46%
Customers	2,079,025	1.22%	1,833,457	1.23%	13.39%
Marketable Securities	247,235	0.15%	194,990	0.13%	26.79%
Nuclear fuel inventory	675,269	0.40%	578,425	0.39%	16.74%
Taxes recoverable	1,705,414	1.00%	2,623,186	1.75%	-34.99%
Income Tax and Social Contribution	1,488,158	0.87%	3,067,591	2.05%	-51.49%
Deferred Income Tax and Social Contribution	839,708	0.49%	-	0.00%	100.00%
Linked Deposits	6,259,272	3.67%	5,079,707	3.39%	23.22%
Fuel Consumption Account (CCC)	6,919	0.00%	13,331	0.01%	-48.10%
Financial Assets - Concessions to Itaipu	52,749,546	30.94%	28,416,433	18.99%	85.63%
Derivatives	100,965	0.06%	25,004	0.02%	303.80%
Advance for Future Capital Increase	1,617,916	0.95%	1,215,532	0.81%	33.10%
Yield on Equity Interest	-	0.00%	-	0.00%	0.00%
FUNAC Reimbursement	-	0.00%	-	0.00%	0.00%
Hydrological Risk	457,677	0.27%	598,161	0.40%	-23.49%
Other	1,228,143	0.72%	1,487,335	0.99%	-17.43%
	87,120,577	51.10%	67,771,686	45.29%	28.55%
INVESTMENTS
Evaluated by the Equity Method	25,173,611	14.76%	20,777,270	13.88%	21.16%
Held at Fair Value	1,357,923	0.80%	1,177,260	0.79%	15.35%
	26,531,534	15.56%	21,954,530	14.67%	20.85%
FIXED ASSETS	26,812,925	15.73%	29,546,645	19.74%	-9.25%
INTANGIBLE ASSETS	761,739	0.45%	935,151	0.62%	-18.54%
TOTAL NONCURRENT ASSETS	141,226,775	82.83%	120,208,012	80.33%	17.49%

TOTAL ASSETS	170,499,427	100.00%	149,645,408	100.00%	13.94%

ASSETS

CURRENT ASSETS

Presented a reduction of 0.56%, from BRL 29,437 million on December 31 of 2015, to BRL 29,273 million on December 31 of 2016. The main variations were:

Restricted Cash

Increase of 159.69% in restricted cash, from BRL 647 million on December 31, 2015, to BRL 1,681 million on December 31, 2016, primarily due to the increase in amounts relating to the PROINFA commercialization.

Marketable Securities

Decrease of 16.9%, from BRL 6,843 million on December 31, 2015, to BRL 5,681 million on December 31, 2016, primarily due to the reduction in the balance of committed operations.

Financial Asset - Concessions and Itaipu

Increase of 142.18% in financial assets - concessions and Itaipu, from BRL 965 million on December 31, 2015, to BRL 2,338 million on December 31, 2016, primarily due to the increase in financial asset amounts for Itaipu and Concessions.

Income Tax and Social Contribution

Decrease of 26.38% in income tax and social contribution, from BRL 1,476 million on December 31, 2015, to BRL 1,086 million on December 31, 2016, primarily due to the decrease of the advances of Income Tax and Social Contribution throughout 2016.

Reimbursement Right

Decrease of 26.81% of rights to compensation, from BRL 2,265 million on December 31, 2015, to BRL 1,658 million on December 31, 2016, primarily due to reduction of the asset relating to the reimbursement rights (CCC Account) for isolated systems, due to a provision created in 2016 in the value of BRL728 million.

Assets classified as held for sale

Decrease of 4.71% in non-current assets classified as held for sale, from BRL 4,624 million on December 31, 2015, to BRL 4,406 million on December 31, 2016, primarily due to the receipt of invoices receivable from Celg-D clients.

NON-CURRENT ASSETS

The non-current assets presented an increase of 28.55%, from BRL 67,772 million on December 31, 2015, to BRL 87,121 million on December 31, 2016. The main variances were:

Reimbursement Right

Decrease of 8.87% in rights to compensation, from BRL 8,238 million on December 31, 2015, to 7.507 million on December 31, 2016, primarily due to provision for losses with credits from the CCC Account for the isolated system (especially PROINFRA) in the amount of BRL 700 million.

Financings and Loans

Decrease of 29.46% in financing and loans, from BRL 14,400 million on December 31, 2015, to BRL 10,158 million on December 31, 2016, primarily due to the receipt of credits and the effect of exchange rate variances on receivables from Itaipu.

Guarantees and Escrow Deposits

Increase of 23.22% of the account balance of guarantees and escrow deposits, from BRL 5,080 million on December 31, 2015, to BRL 6,259 million on December 31, 2016, primarily due to the increase in requests for deposits and guarantees related to legal proceedings.

Investments

Increase of 20.85% in the balance of investments, going from BRL 21,955 million on December 31, 2015, to BRL 26,532 million on December 31, 2016, primarily due to the results of the shareholder’s equity and paid-in capital increases in the SPEs and affiliates of Eletrobras.

Centrais Elétricas Brasileiras SA – Eletrobras
Aggregate Balance Sheet – IFRS and BR GAAP (In Thousand Brazilian Reais)
LIABILITIES AND NET EQUITY	12/31/16	AV%	12/31/15	AV%	AH%
CURRENT
Financing and Loans	5,833,547	3.42%	4,224,448	2.82%	38.09%
Debentures	12,442	0.01%	357,226	0.24%	-96.52%
Financial Liabilities	-	0.00%	-	0.00%	0.00%
Compulsory Loan	48,193	0.03%	57,630	0.04%	-16.38%
Suppliers	9,659,301	5.67%	10,128,507	6.77%	-4.63%
Advance to Customers	620,781	0.36%	648,236	0.43%	-4.24%
Taxes Payable	1,336,089	0.78%	1,556,578	1.04%	-14.16%
Income Tax and Social Contribution	606,848	0.36%	581,344	0.39%	4.39%
Onerous Contracts	1,093,678	0.64%	-	0.00%	100.00%
Shareholders’ Remuneration	462,891	0.27%	84,076	0.06%	450.56%
Financial Liabilities - Concessions and Itaipu	-	0.00%	-	0.00%	0.00%
Estimated Obligations	1,188,149	0.70%	1,018,788	0.68%	16.62%
Reimbursement Liabilities	1,868,085	1.10%	396,208	0.26%	371.49%
Post-Employment Benefits	107,571	0.06%	114,861	0.08%	-6.35%
Allowances for Contingencies	1,083,475	0.64%	590,725	0.39%	83.41%
Sector Charges	647,201	0.38%	695,400	0.46%	-6.93%
Leasing	136,662	0.08%	132,972	0.09%	2.78%
Grants Payable - Use of Public Good	-	0.00%	3,920	0.00%	-100.00%
Derivatives	6,946	0.00%	20,608	0.01%	-66.29%
Liabilities Associated to Assets Held for	5,175,013	3.04%	5,575,009	3.73%	-7.17%
Other	1,251,638	0.73%	1,913,107	1.28%	-34.58%
TOTAL CURRENT LIABILITIES	31,138,510	18.26%	28,099,643	18.78%	10.81%

NON-CURRENT
Financing and Loans	39,786,881	23.34%	42,173,812	28.18%	-5.66%
National Treasury Credits	-	0.00%	-	0.00%	0.00%
Suppliers	9,782,820	5.74%	9,449,420	6.31%	3.53%
Bonds	188,933	0.11%	205,248	0.14%	-7.95%
Advance to Customers	592,215	0.35%	659,082	0.44%	-10.15%
Compulsory Loan	460,940	0.27%	466,005	0.31%	-1.09%
Asset Decommissioning Obligation	1,402,470	0.82%	1,201,186	0.80%	16.76%
Operating Provisions	-	0.00%	-	0.00%	0.00%
Fuel Consumption Account (CCC)	482,179	0.28%	452,948	0.30%	6.45%
Provisions for Contingencies	19,645,954	11.52%	13,556,129	9.06%	44.92%
Post-Employment Benefits	2,368,077	1.39%	1,858,825	1.24%	27.40%
Provision for uncovered liabilities	311,010	0.18%	257,907	0.17%	20.59%
Onerous Contracts	2,659,305	1.56%	1,489,292	1.00%	78.56%
Reimbursement Obligations	1,516,313	0.89%	2,483,378	1.66%	-38.94%
Leasing	1,032,842	0.61%	1,119,183	0.75%	-7.71%
Grants Payable - Use of Public Good	63,337	0.04%	59,644	0.04%	6.19%
Advance for Future Capital Increase	3,310,409	1.94%	219,294	0.15%	1409.58%
Derivatives	43,685	0.03%	78,521	0.05%	-44.37%
Sector Charges	615,253	0.36%	462,195	0.31%	33.12%
Taxes Payable	1,059,880	0.62%	900,309	0.60%	17.72%
Income Tax and Social Contribution	8,305,606	4.87%	1,003,796	0.67%	727.42%
Other	1,667,883	0.98%	1,710,369	1.14%	-2.48%
TOTAL NONCURRENT LIABILITIES	95,295,992	55.89%	79,806,543	53.33%	19.41%

NET EQUITY
Social Capital	31,305,331	18.36%	31,305,331	20.92%	0.00%
Capital reserves	13,867,170	8.13%	26,048,342	17.41%	-46.76%
Profit Reserves	3,018,680	1.77%	-	0.00%	100.00%
Adjustments of Equity Method	33,261	0.02%	39,452	0.03%	-15.69%
Additional Dividend Proposed	-	0.00%	-	0.00%	0.00%
Accrued Profits (Losses)	-	0.00%	(12,181,172)	-8.14%	-100.00%
Other Accumulated Comprehensive Income	(4,004,625)	-2.35%	(3,113,481)	-2.08%	28.62%
Amounts entered in ORA classified as held	(16,349)	-0.01%	(6,458)	0.00%	153.16%
Equity Interest of Non-Controlling Sharehol	(138,543)	-0.08%	(352,792)	-0.24%	-60.73%
TOTAL NET EQUITY	44,064,925	25.84%	41,739,222	27.89%	5.57%

TOTAL LIABILITIES AND NET EQUITY	170,499,427	100.00%	149,645,408	100.00%	13.94%

LIABILITIES

CURRENT LIABILITIES

The balance of current liabilities increased by 10.81%, from BRL 28,100 million on December 31, 2015, to BRL 31,139 million on December 31, 2016. The main variances in current liabilities were as follows: The main variations in the current liabilities were as follows:

Financings and Loans

Increase of 38.09% in financing and loans, from BRL4,224 million on December 31, 2015, to BRL5,834 million on December 31, 2016, primarily due to the release of loans by Caixa Econômica Federal and Banco do Brasil.

Suppliers

The item, Suppliers, experienced a decrease of 4.63%, going from BRL 10,129 million on December 31, 2015, to BRL 9,659 million on December 31, 2016, primarily due to the Resulting from the difference in prices of suppliers (Gas).

Liabilities directly associated with non-current assets classified as held for sale

Decrease of 7.17% in the liabilities directly associated with non-current assets classified as held for sale, corresponding to the liabilities associated with the investment held by Eletrobras in Celg-D, currently in the process of sale, from BRL 5,575 million on December 31, 2015, to BRL 5,175 million on December 31, 2016, primarily due to the amortization of loans and financing.

NONCURRENT LIABILITIES

The balance of noncurrent liabilities presented an increase of 19.41%, going from BRL 79,807 million on December 31, 2015, to BRL 95,296 million on December 31, 2016. The main variations in the current liabilities were the following:

Financings and Loans

The financing and loans decreased by 5.66%, going from BRL 42,174 million on December 31, 2015, to BRL 39,787 million on December 31, 2016, primarily due to the effects of the exchange rate variance on the balance owed of Eletrobras’ obligations denominated in dollars.

Suppliers

The suppliers item presented an icrease of 3.53%, from BRL 9,449 million on December 31, 2015 to BRL 9,783 million on December 31, de 2016, resulting from the monetary update of the  installments signed by the subsidiary Amazonas Energia with Petrobras Distribuidora S.A.

Provisions for contingencies

Increase of 44.92% in provisions for contingencies, going from BRL 13,556 million on December 31, 2015, to BRL 19,646 million on December 31, 2016, primarily due to a change in the Company's assessment of the chance of loss from possible to probable, in cases dealing with compulsory loans, with a corresponding impact on the constitution of provisions to deal with these contingencies, as well as due to the monetary adjustment of provisions previously created and the provisioning for a civil case in the approximate value of BRL 235 million in the subsidiary CGTEE.

Contribution for Future Capital Increase - AFAC

The account Disbursement for Future Capital Increase posted an increase of 1,410%, changing from BRL 219 million on December 31, 2015 to BRL 3,310 million on December 31, 2016, mainly due to the Disbursements for Future Capital Increase by the controlling shareholder, throughout 2016.

Income Tax and Social Contribution

The provision for income tax and social contribution posted an increase of 727% changing from BRL 1,004 million on December 31, 2015 to BRL 8,306 million on December 31, 2016, mainly due to the remeasurement of the assets related to RBSE.

SHAREHOLDER’S EQUITY

Shareholders' equity increased by 5.57%, from BRL 41,739 million at December 31, 2015 to BRL 44,065 million at December 31, 2016, mainly as a result of the absorption of the result for the year.

10.2 – Operational and financial results

a) income from the Company's operations:

i. description of any important components on the revenue;

Description of the principal accounting lines

Operating Revenues

Electric power operations

The revenues of Eletrobras derive from the generation, transmission and distribution of electricity, as detailed below:

•         Generation: revenue from the activity of generation derives from the commercialization, supply and sale of electric energy generated by Eletrobras (including the part of electricity conferred to Eletrobras in relation to Itaipu Binacional) for distribution companies, industries and consumers, as well as the transfer of electrical energy of the portion attributed to Paraguay relating to Itaipu Binacional which is not used in Paraguay, as well as the operation and maintenance of the plants whose concessions were renewed according to Law No. 12,783/2013. The revenue from the power generation activities is recorded based on the production posted to specific rates specified by the contractual terms or the existing regulatory indices. For renewed concessions of generation leases under Law No. 12,783/2013, there has been a change in the system for the structuring of the revenue, being received by means of a fixed income, referred to as “RAGs,” given that the methods of exploitation and operation and maintenance should be disclosed separately, due to legal ascertainment, from 2013. RAGs are yearly adjusted and may be reviewed on each span of five (5) years.

•         Transmission: the revenue from transmission activity derives from the construction and exploitation of the infrastructure of transmission lines by Eletrobras, as well as the operation and maintenance of these lines for transmission of electricity to electric power utilities. The revenue received from other utilities that use the basic transmission network of Eletrobras are recognized in the month in which the services are provided to other utilities. The price charged in this activity is regulated (a tariff) and called the Permitted Annual Revenue (RAP). Eletrobras, while transmitting electricity, cannot negotiate prices with users. For some contracts, the RAP is fixed and updated monetarily by the price index once a year. For other contracts, the RAP is updated monetarily by the price index once a year and revised every five years. Generally, the RAP of any electric power transmission Company is subject to annual review due to the increase of the assets and operating expenses resulting from modifications, replacements and expansions of facilities. For transmission leases renewed under Law No. 12,783/2013, there has been a change in the system for structuring of the revenue, and the methods of exploitation and operation and maintenance should be disclosed separately, due to legal ascertainment, from 2013; and

•         Distribution: the revenue from the activity of distribution derives mainly from the electrical power supply to final consumers of electricity that Eletrobras acquired from generating companies and also from that electric energy generated by Eletrobras at thermal power plants in isolated areas in the North reagion of Brazil for distribution. The distribution activity involves in addition a portion of revenues coming from the construction, operation and maintenance of distribution networks. The revenues of the activity of distribution of electricity to final customers are recognized when the energy is supplied. The invoices of these sales are issued monthly. The non-invoiced revenue from the billing period until the end of each month are estimated based on the previous month and billing are accrued at the end of the month. The differences between the estimated non-invoiced revenue estimated and actual, if existent, are recognized in the following month.

Other Operating Revenues

Other operating revenues are derived from charges to end consumers due to late payment of electricity sold in the distribution activity and, to a lesser extent, the operating income from other activities not attributable to the segments of distribution, generation or transmission and therefore are recorded by Eletrobras in the "Administration" segment. These mainly include fees for administration of the RGR and other government funds. Eletrobras also obtains operating revenues from telecommunications companies that use certain parts of its infrastructure to set up telecommunications lines. The Eletrobras’ revenues may also derive from the provision of engineering services connected to the works of generation and transmission of third party or to the energy efficiency.

Taxes on revenue

The main tax levied on the revenue of Eletrobras is Tax on the Circulation of Goods and Services — ICMS, which is levied on the gross revenue from sales of electricity. Eletrobras is subject to various indices of ICMS in the different states in which it operates, ranging from 7% to 27%. Eletrobras does not incur ICMS on revenue in its transmission activity, but it does incur PIS and COFINS, in accordance with the applicable regulations.

In addition to this, Eletrobras is subject to two federal taxes levied on gross revenues: the PIS/PASEP (Social Integration Program) and COFINS (Contribution to Social security Financing).

Industry-Related Charges

These correspond to the deductions from gross revenue realized on the behalf of sector charges, which include payments made to the General Reserve of Reversal– RGR, Energy Development Account – CDE, contributions to PROINFA and other similar charges of participants of the electric sector. The sector charges are calculated in accordance with formulas established by the ANEEL, which differ in accordance with the type of charge, and so there is no direct correlation between revenue and sector charges.

Operating Costs

Electricity purchased for Resale

Both the areas of distribution and generation realize the purchase of electric power for resale. The electric power acquired in the distribution activity is bought from other generators. The electric power acquired in the area of generation represents the Paraguayan part of the electric energy produced in Itaipu, which is not used in Paraguay and which Eletrobras resells to distribution companies and free consumers, or power purchased from other companies or traders, to cater for the need of exposure of the Eletrobras’ power or to fulfill the Power Purchase Agreement - PPA, executed with specific purpose companies, where Eletrobras holds interest, to meet the financer’s requirement within the scope of the structured operations of “Project Finance”.

Use of the Electric Grid

These costs represent the costs incurred by Eletrobras in electric power transmission through the transmission lines owned by third parties.

Fuel for the Production of Electrical Energy

The cost of fuel is a significant component of the operating expenses of Eletrobras. However, a large percentage of these costs, in the case of distribution companies that serve locations of the Isolated System, is subsequently reimbursed through the CCC Account in accordance with Law No. 12,111/2009.

Operating Expenses

Personnel, Material and Services

Reflects primarily Eletrobras expenses with employees, equipment and infrastructure required for day-to-day administrative operations, as well as the cost of outsourcing. Mostly, the outsourced services reflect the expenditure of Eletrobras with security services, maintenance, consultants and other advisors. Due to the diverse nature of these expenses, Eletrobras has to apply certain subjective criteria to allocate these expenses between the operational activities of the Company. This item excludes raw materials that are used in electrical power generation operations.

Depreciation and Amortization

This represents the depreciation and amortization of fixed assets of Eletrobras. Eletrobras registers as fixed assets construction cost or purchase, as applicable, of plants, goods, equipment and intangible assets, less accumulated depreciation calculated on the straight line method, at rates that take into account the estimated useful life of the asset. Repair and maintenance costs which prolong the useful life of assets are increased, while other routine costs are levied on the result of operations. The interest connected to debt arranged with third party incurred during the period of construction of assets is capitalized. The amortization of intangible assets and Financial assets, are included in the scope of IFRIC 12, is based on the term of the concession.

Operational Provisions

These reflect the provisions that Eletrobras performs with respect to (i) legal proceedings of which it is part; (ii) claims for losses; (iii) onerous contracts and impairment; and (iv) other provisions.

Other Operating Expenses

Other operating expenses of Eletrobras include various costs that are incurred as part of the daily operations of the Company. The most significant components are: (i) leasing costs, such as the generating units for the isolated system; (ii) telecommunication costs, especially costs incurred with phone and internet services; (iii) insurance costs, including insurance policies of the facilities and Eletrobras assets; and (iv) the costs of disposal of assets, mostly transformers.

Income from equity method

Income arising from the application of the equity method relating to the participation of Eletrobras in other companies.

Financial Income

Financial Revenue

This reflects the revenue from the remuneration that Eletrobras receives from investments in financial instruments, as well as interest, fees and fees arranged as a result of granting loans in accordance with the provisions of Brazilian law, which allows Eletrobras to act as the financier of certain companied providing public services and controlled by Eletrobras. This reflects the revenue from the moratorium increase on electricity paid to Eletrobras, as well as the impact of monetary updated and other financial revenue of Eletrobras.

Financial Expenses

This reflects primarily payments of dividends and interest on capital to the shareholders of Eletrobras, as well as the charges incurred in relation to debts and commercial leases. This reflects the cost of the foreign exchange variation in relation to assets and liabilities pegged to a foreign currency, primarily with regard to Itaipu, because the financial statements of Itaipu Binacional are maintained in US dollars, and this represents the largest exposure of Eletrobras to the risk of changes in foreign currency.

Monetary and foreign exchange income (expenses)

The monetary and foreign exchange income (expenses) primarily relate to Itaipu, given that the financial statements of Itaipu Binacional are prepared in US dollars, and represent the largest exposure of Eletrobras to risks of foreign currencies. A devaluation of the real against the US dollar increases our revenue, to the extent that it increases the amount of the contribution of Itaipu, although the effect of this contribution is compensated. An appreciation of the real corresponds to a reduction of the Company's revenue implying a reduction of the contribution of Itaipu, although this effect is also offset through the depreciation of the of the cost of the construction of Itaipu.

ii. Factors that materially impacted the operating results.

In the accounting year ended December 31, 2017, Eletrobras revenues decreased 35% in relation to the accounting year ended December 31, 2016, mainly due to decrease in transmission revenues. In the accounting year ended December 31, 2016, the Company's revenues increased by 64.2% in relation to the accounting year ended December 31, 2015, mainly reflecting the recording of RBSE's Transmission prior to the year 2000) arising from the new measurement of assets.

The table below shows our gross revenue by operating segment for the periods indicated:

Gross Revenue per Segment
(In BRL Million)
	12/31/17	12/31/16	12/31/15
Generation	21,136	18,632	19,959
Transmission	10,378	33,557	5,611
Distribution	12,416	16,349	16,171
Others	2,060	2,450	1,484
Total	45,990	70,988	43,225

In the past three financial years, the financial situation and the results of Eletrobras’ operations were impacted, among other reasons, by factors such as the Brazilian macroeconomic development, changes of exchange rates, purchase of interests by Eletrobras in other companies connected to the electricity sector, regulation of the tariffs for electric power distribution, transmission fixed income, accounting records of financial income connected to electric energy transmission assets existing on May 31, 2000, the so-called facilities of the Existing Basic Grid System – RBSE, with an impact on transmission revenue, in addition to operating provisions and legal contingencies, which are detailed below.

Macroeconomic and Brazilian Sector Conditions

Eletrobras is impacted by the conditions of the Brazilian economy.

In 2015, the GDP of Brazil in accordance with the IBGE estimates showed a decrease of 3.8% influenced directly by the fall of 3.3% of the value added to basic prices and the reduction of 7.3% in taxes on products. The result of the value added refers to the performance of the three component activities: farming (1.8%), industry (-6.2%) and services (-2.7%). In turn, the reduction in tax collection is due, mainly, to the negative performance of the manufacturing industry and imports of goods and services in the year.

In 2016, the GDP shrank by 3.6% in relation to 2015, the result of reductions, in accordance with the outlook of supply, weak performances in agriculture (6.6%), services (2.7%) and industry (3.8%). Of these three sectors, only agriculture advanced in the fourth quarter, with a high of 1%; industry and services fell 0.7% and 0.8%, respectively.

In 2017, the GDP grew 1.0%, its first high after two years of decline. According to the supply perspective, the result was influenced by the agricultural and livestock sectors, which grew 13% in relation to the previous year, with emphasis on soybean and corn harvests; also registered growth of 0.3% in the year; and the industry sector has stagnated after the fall of recent years. In terms of demand, the 1% increase in domestic consumption of households in 2017 had a positive influence on GDP, contributing to the recovery of the economy and stimulating the service sector again.

Inflation measured by the variation of the IPCA reached 2.95% in 2017 (versus 6.29% in 2016), staying just below the lower limit of the target set by the National Monetary Board (CMN) in the framework of the system of targets for inflation. The devaluation in the IPCA in 2017 contributed to the reduction in food and beverage prices. The General Price Index IGP-DI, which is characterized by greater volatility when compared to the IPCA, ended the year with a 0.42% deflation in 2017 (7.15% in 2016). This fall was mainly due to the prices of wholesale agricultural products and food in retail.

The trade balance posted a record superávit of USD 67.1 billion in 2017, against USD 47.7 billion in the previous year. Despite the apparent good results, both exports as well as imports showed upward progress in 2017. According to the Ministry of Industry, Foreign Trade and Services, Brazilian exports in 2017 increased 17% compared to 2016, when they totaled USD 217.8 billion, mainly due to the growth of commodity prices.

The electric energy sector showed total consumption of 463,948 GWh by December 2017, an increase of 0.8% compared to 2016, according to the Energy Research Company - ("EPE"). According to the EPE, the climate and billing cycle made consumption of the residential class grow 0.3% in the month, the commercial class increased by 1.4% with growth in all regions. Industrial consumption increased by 4.4% in December, particularly in the steelwork sector with a high of 11.0%, manufacturing of rubber and plastic products, a 6.8% increase and a 6.6% increase in the automotive sector. In 2017, all classes showed an increase in energy consumption: industrial + 1.3%, residential + 0.8% and commercial + 0.3%. As for Brazil’s geographic regions, except for the Northeast, which presented a decrease of 0.1% in energy consumption, the north region presented increase of 0.6%, the southeast increase of 0.3%, the center-west increase of 1, 9% and the South increased 3.0% compared to the year 2016.

In 2017, the exchange rate of the real versus the dollar presented a depreciation despite the strong fluctuations from January 2017 going from more than BRL 3.27/USD 1.00 on January 2, 2017 to BRL 3.31/USD 1.00 on December 30, 2017, which represented a variation of approximately 1.22% in the period.

In 2016, the exchange rate of the real versus the dollar presented a apreciation despite the strong fluctuations from January 2016 going from more than BRL 4.03/USD 1.00 on January 4, 2016 to BRL 3.25/USD 1.00 on December 30, 2016, which represented a variation of approximately 19% in the period.

The exchange rate of the real versus the dollar presented a depreciation beginning in January 2015 from just over BRL2.69/USD1.00 on January 2, 2015 to about BRL3,90/USD1.00 on December 31, 2015, representing an increase of approximately 45% in the period, influenced primarily by the deterioration of the Brazilian political and economic scenario, the successive falls of sovereign rating of the country, which lost the "investment grade" and the consequent increased risk aversion associated with emerging countries on the part of foreign investors.

The table below shows the evolution of GDP, inflation rates and the exchange rate of the dollar:

	Accounting year ending December 31,
	2017	2016	2015
Increase in GDP......................................................................	1.00%	(3.6)%	(3.8)%
Inflation (IGP-M)......................................................................	(0.53)%	7.19%	10.54%
Inflation (IPCA).......................................................................	2.95%	6.29%	10.67%
Appreciation (Depreciation) Real x Dollar...................................	1.70%	(19)%	45.00%
Dollar Exchange Rate by the year end.......................................	BRL 3,3144	BRL 3.2591	BRL 3.9048
Dollar Average price................................................................	BRL 3.1933	BRL 3.4833	BRL 3.2989

Source: BCB - Central Bank of Brazil

Provision of Judicial Contingencies for Compulsory Loan

There is a relevant litigation involving Eletrobras (holding), where the largest number of actions in this sphere relates to the actions whose subject matter is the application of inflation adjustment criteria on the book-entry credits of the Compulsory Loan on the consumption of electric energy.

The subject matter of these actions is to challenge the inflation adjustment system determined by the legislation governing the Compulsory Loan and applied by the Company.

The credits of the compulsory loan were paid by the Company upon conversions carried out in 1988, 1990 and 2005.

The dispute was brought to the Superior Court of Justice (STJ), and the merits of the case were decided by that Court. The matter, however, is currently subject to appeals to the Federal Supreme Court (STF), which are pending decision.

Despite the fact that the matter had been submitted to the STF, due to the precedent of the STJ, decided under article543-C in the Code of Civil Procedure of 1973, the actions filed have been following the regular course and, consequently, there have been several convictions for the payment of inflation adjustment differences connected to this period, and as result, Eletrobras has been subject to many executions, and there is no agreement between Eletrobras and the plaintiffs as for the calculation of the due amount.

The Company keeps allowance for these civil contingencies, in the Parent Company, of BRL 16,596,267 thousand on December 31, 2017 (BRL 13,901,602 thousand as of December 31, 2016) connected to these lawsuits.

These lawsuits should not be confused with those filed with the intent of redemption of bearer bonds, issued as a result of the compulsory loan, which are currently unenforceable.

Effects of Law No. 12,783/2013

In 2012, the Federal Government converted the provisional measure No. 579/2012, into Law No. 12,783/2013, which significantly altered the Brazilian electric sector. The law allowed concession holders to operate electric generation and transmission assets, whose completion was planned for the period between 2015 and 2017, to renew these concessions for a maximum period of 30 years from January 1, 2013, but subject to significantly lower tariff levels. Pursuant to the option granted by law, Eletrobras and other utilities could be subjected to competitive processes to renew their generation and transmission concessions. Act 12,783/2013 also dealt with the possibility of renewal of the distribution concessions, since it ensured the continuity, efficiency of the provision of the service, the reasonableness and the tariff criteria for operational and economic rationality, and such criteria became the conditions for this renewal regulated by Decree 8,461, 02 June 2015. These criteria should be achieved through continuous improvement metrics established by the concession grantor, to be detailed by addendums to concession agreements to be signed by the distribution companies.

In 2013, there has been a change in the system for structuring of revenue regarding the generation and transmission concessions renewed, determining the separate application of the methods of exploitation and operation and maintenance, pursuant to Law No. 12,783/2013. For these reasons, companies that have renewed their claims of generation and transmission pursuant to Law No. 12,783/2013 received, in 2013, lower payment rates in relation to the renewed assets, compared to amounts received before the Law No. 12,783/2013 took effect. For the renewal of generation concessions, there is a new business model, in which the rate covers only a standard operation and maintenance cost plus a margin of 10%, as compared to non-renewed franchises, with which the utility could sell the energy generated.

Pursuant to Law No. 12,783/2013, the Federal Government agreed to pay Eletrobras and other electric energy utilities through installments the values of the investments in generation and transmission that were not amortized during the concession period. Some of these values have already been agreed upon and paid (first installment), while others had been estimated for the purposes of the preparation of the consolidated financial statements of the accounting year ending on December 31, 2012, based on available information.

The second installment relating to payments on assets not amortized and not depreciated under the provisions of Law No. 12,783/2013 and ANEEL Normative Resolutions No. 589/2013 (generation) and No. 596/2013 (transmission) and are connected to investments made by the Eletrobras companies, that still are not depreciated and amortized, which were not initially considered in the first installment, which was recognized at the time of the publication of Law No. 12,783/2013 amounting to BRL 14.4 billion, with a base date of December 2012.

Until December 2015, there was no regulation concerning the payment terms of these claims and, for this reason, they were not accounted for in the financial statements of Eletrobras as of December 31, 2015. However, on April 22, 2016 the Ordinance of the Ministry of Mines and Energy No. 120/2016, which regulates the conditions for receipt of payments relating to electric power transmission assets existing on May 31, 2000, referred to as: Installations of the Basic Network Existing System - RBSE. In accordance with said Ordinance, the sums ratified by ANEEL shall begin to compose the Regulatory Basis for Remuneration for electrical energy transmission utilities and the cost of capital will be added to the respective Allowed Annual Revenue. Said cost of capital will be comprised of remuneration and depreciation installments, plus gross taxes ("gross up"), in compliance with corporate law, and will be recognized based on the 2017 tariff process, being readjusted and revised according to the concession contract. The remuneration and depreciation portions will be defined considering the methodologies of the Periodic Tariff Review of Revenue of Existing Utilities, approved by the ANEEL, and the Regulatory Remuneration Base will be depreciated considering the residual useful life of the assets and updated by the Broad National Consumer Price Index - IPCA. The cost of capital referring to the period of December 2012 up to the tariff process of 2017 will be remunerated for the cost of actual equity capital of the segment of transmission defined by the ANEEL in the methodologies of the Periodic Tariff Review of Revenue of Existing Utilities. From the tariff process of 2017, the cost of capital started being remunerated for the Average Weighted Cost of Capital - WACC, defined by the ANEEL, and should be incorporated, from the tariff process of 2017, for a period of eight years.

Regarding generation, certain credits still have to be paid to utilities in installments over several years, although the full amount of this credit was partially recorded in the consolidated financial statements as of December 31, 2017 is BRL 2.3 billion, that Eletrobras claims the amount of approximately BRL 6.1 billion, at the base date of December 31, 2012.

In the case of Eletrobras' distribution subsidiaries, they preliminarily stated their interest in renewing their distribution concessions in accordance with the reduced tariff levels of Law No. 12,783/2013, however the execution of the contractual addendums depended on approval by the Special Shareholder’s Meeting of Eletrobras.

However, the decision of the shareholders of Eletrobras, made in the 165th EGM, was not to renew the concessions of the subsidiaries, Companhia Energética Companhia Energética do Piauí - CEPISA; Companhia Energética de Alagoas - CEAL; Companhia de Eletricidade do Acre - ELETROACRE; Centrais Elétricas de Rondônia S.A - CERON; Boa Vista Energia S.A; and Amazonas Distribuidora de Energia S.A, and to privatize the distribution companies by December 31, 2017, subject to penalty of their respective liquidations.

Due to their being government-owned companies, the privatization of the Distribution companies shall abide by the rules of the National Privatization Plan ("PND”), in particular Law No. 9,491 of September 9, 1997.

By means of Provisional Measure 727/2016, converted into Law 13,334/2016, the Investment Partnerships Program (PPI) was created to expand and strengthen the interaction between the State and the private sector through the execution of partnership for the execution of government-owned companies of infrastructure and other measures of privatization.

Provisional Measure 735/2016 dated June 22, 2016, converted into Law No. 13,360/2016, authorized the Federal Government, when the service provider is a legal entity under its direct or indirect control, to promote the bid for the public sector associated with the transfer of control of the legal entity providing the service, granting a concession agreement to the new controller for a period of 30 (thirty) years.

For this reason, even with the non-renewal of the concession, the Federal Government will promote this jointly (the concession and the companies) with the alienation of shareholder control of the aforementioned Eletrobras distribution companies.

On August 3, 2016, the Ministry of Mines and Energy Ordinance 420, 421, 422, 423, 424 and 425 were issued, respectively naming Distribution companies Amazonas Distribuidora de Energia S.A; Companhia de Eletricidade do Acre - ELETROACRE; Centrais Elétricas de Rondônia S.A. - CERON, Companhia Energética do Piauí - CEPISA; Companhia Energética de Alagoas - CEAL; and Boa Vista Energia SA, as responsible for the provision of public electricity distribution services, on a temporary basis, with a view to guaranteeing continuity of service, pursuant to article 9, paragraph one, of Law 12,783/2013.

Over the period of temporary provision of services, Distribution companies may apply the approved results of tariff revisions and adjustments, as well as contract and receive funds from the Consumption of Fuels Account - CCC, Energy Development Account - CDE and Global Reversion Reserve - RGR. Accordingly, the Ministry of Mines and Energy through Ordinance 388/2016 and the ANEEL, through Resolution 748/2016 established that the appropriate remuneration of the Distribution companies would be complemented through financing, with funds from the RGR, applying the interest rate of 111% of the SELIC rate, in conformance with paragraph 9, Article 6 of the aforementioned Resolution.

In addition to this, through the Ministry of Mines and Energy (MME) Order of August 3, 2016, Companhia Energética de Roraima ("CERR"), a company under the control of the State of Roraima, was denied its application for renewal of the concession of electricity distribution services, granted to it by means of Ordinance MME 920, dated November 5, 2016.

As per the provision in MME Ordinance No. 425, the Ministry of Mines and Energy designated the Eletrobras subsidiary Boa Vista Energia S.A., as responsible for providing the public service of distribution of electricity for the area of the CERR concession at the time. Thus, there was a merger of the concession areas, and the tender will be for the entire state of Roraima. While CERR, as a company, could be liquidated without its concession, this measure is up to the government of the state, which is the controller of that company. In the CERR concession area, Boa Vista Energia’s responsibility is exclusively for providing service to the interior of Roraima.

Onerous Contracts

Eletrobras was part of various energy purchase and sale contracts relating to the concessions, whose period of termination fell between the years of 2015 and 2017. Through the enactment of Law No. 12,783/2013, several of these contracts became onerous for Eletrobras, taking into consideration that they were concluded based on old tariff levels. Eletrobras estimated that these contracts, based on former tariff levels, would be lucrative. However, based on the new reduced tariffs, the contracts would result in additional losses for Eletrobras.

Of the amount of the provision for onerous contracts held on December 31, 2017, BRL 458,332 thousand (BRL 952,728 thousand as of December 31, 2016) derive from concession contracts extended pursuant to Law 12,783/13, due to the fact that the tariff determined presents an imbalance over current operating and maintenance costs. In view of this, the present obligation under each contract was recognized and measured as an allowance and may be reversed due to adjustments of the cost reduction program and/or fee review.

Regarding the Angra 3 Plant, due to a tariff imbalance in the amount of BRL 1,388,843 thousand as of December 31, 2017 (BRL 1,350,241 thousand on December 31, 2016), the balances referring to this contract represented 66.8% as of December 31, 2017 when related to the total balance of this item (36% as of December 31, 2016).

Generation Scaling Factor – GSF

In 2014 and 2015, the country has faced adverse hydrological conditions, which has given rise to a series of consequences to the electrical sector. Specifically for the Energy Reallocation Mechanism - MRE participants, the low power generation of hydraulic power plants below the Physical Warranty of the MRE caused the reduction of the MRE or Generation Scaling Factor (GSF) adjustment factor.

This reduction has directly interfered with the delivery of energy to fulfill the supply contracts, because due to the insufficient energy, the generators are exposed to the Settlement Price of Differences - PLD in the Short-Term Market, where the replacement energy represents values much higher than those practiced in their long-term contracts, to be able to honor their contracts, incurring negative economic-financial effects, due to the high cost.

The Law 13,203, dated December 8, 2015, sets forth, among other terms, the conditions to adjust the hydrological risk of power generation to the agents that are part of the Mechanism to Reallocate Power – MRE. As provided for under Article 1 of this law, the hydrological risk may be adjusted, provided that upon agreement by ANEEL, and with retroactive effects starting on January 1, 2015, upon counterpart by the energy generation players.

ANEEL, in accordance with the provisions of the Law, by means of the Normative Resolution No. 684, of December 11, 2015, established the criteria and other conditions for the renegotiation of the hydrological hydroelectric generation risk by agents participating in the Energy Reallocation Mechanism - MRE. The Companies Eletronorte, Eletrosul, Furnas and Amazonas GT joined the renegotiation.

CELG-D

On February 14th, 2017, the CELG D Share purchase agreement was signed between Eletrobras, Companhia Celg de Participações - CELGPAR and ENEL BRASIL S/A, disposing of the amount of shares of CELG D belonging to Eletrobras for ENEL BRASIL S/A.

Eletrobras received, on this date, the amount of BRL 1,065,266 thousand connected to CELG D’s disposal and recorded a gain in the income of the period ended in March 31,201, related to the sale of the subsidiary, amounting to BRL 1,524,687 thousand.

Electric Energy Market

The electricity sector showed total consumption of 463,948 GWh by December 2017, an increase of 0.8% compared to 2016, according to the Energy Research Company - ("EPE"). According to the EPE, the climate and billing cycle made consumption of the residential class grow 0.3% in the month, the commercial class increased by 1.4% with growth in all regions. Industrial consumption increased by 4.4% in December, particularly in the steelwork sector with a high of 11.0%, manufacturing of rubber and plastic products, a 6.8% increase and a 6.6% increase in the automotive sector. In 2017, all classes showed an increase in energy consumption: industrial + 1.3%, residential + 0.8% and commercial + 0.3%. As for the geographic regions, except for the Northeast, which presented a decrease of 0.1% in energy consumption, the north region presented increase of 0.6%, the southeast increase of 0.3%, the center-west increase of 1, 9% and the south increased 3.0% compared to the year 2016.

Itaipu

Itaipu, one of the biggest hydroelectric power plants in the world, is held by Brazil and Paraguay jointly, and was created under a treaty between both countries, which also regulates its terms of operation.

According to the treaty that created the Itaipu, Eletrobras is obligated to market not only the 50% of energy produced that belongs to Brazil, but also part of the energy destined to Paraguay that is not used. Due to the treaty, Eletrobras markets about 95% of the electricity produced by Itaipu. Articles 7 and 8 of Law No. 5,899, of July 5, 1973, establish the standards used by the distribution companies to calculate the amount of energy acquired from Itaipu.

Despite Itaipu producing a large amount of electrical energy, the Itaipu treaty requires that the sale of energy produced by Itaipu be done not for profit, that is, without net effects on the results of Eletrobras.

In order to meet this requirement, the profit from the sale of Itaipu energy is credited in subsequent periods to the energy accounts of residential and rural consumers through the National Interconnected System (thus reducing Eletrobras income from the sale of energy) and losses are taken into consideration by ANEEL when calculating electrical energy tariffs in subsequent periods.

Thus, the marketing of electrical energy from Itaipu should not generate relevant impacts on the Financial Statements of Eletrobras. Eletrobras does not consolidate the results from Itaipu.

However, Eletrobras is also entitled to income from financing contracts entered into with Itaipu Binacional. These receivables are an important source of income for Eletrobras and will be amortized until 2023.

In compliance with Federal Law 11,480/2007, of 2007, the adjustment factor was eliminated, calculated on the basis of the consumer price indices (consumer price index - CPI and Industrial goods), of the financing agreements concluded between Eletrobras and Itaipu Binacional and of credit transfer agreements signed with the National Treasury, with the Company being ensured in relation to the maintenance of its revenue flow, given that Decree 6,265/2007 was issued, stating that a factor equivalent to the previous readjustment factor being transferred to distribution companies of energy annually. As a result of this, Decree 6,265/2007, created an asset for the part of the annual differential determined, equivalent to the annual adjustment factor removed from the financing included annually, starting in 2008, in the transfer rate used by the Company, preserving the flow of receivable resources originally established in the financing agreements, which is referred to “Itaipu Financial Asset.” The values relating to the annual readjustment factor are defined annually by a Ministerial Ordinance of the Ministries of Finance and of Energy and will be realized through their inclusion in the transfer rate to be used until 2023. The balance resulting from the adjustment factor of Itaipu Binacional, included under Financial Assets, presented in Non-current Assets, amounted to BRL 3,884,737 thousand at December 31, 2017, equivalent to USD 1,174,346 thousand (BRL 3,161,043 thousand on December 31, 2016, equivalent to USD 969,913 thousand), of which BRL 3,401,339 thousand, equivalent to USD 1,028,216 thousand, will be transferred to the National Treasury until 2023, as a result of the credit assignment operation carried out between the Company and the National Treasury, in 1999. These amounts will be realized upon inclusion thereof in the rate of transfer to be used until 2023.

For further details on the accounting treatment of Itaipu, see the consolidated financial statements of Eletrobras connected to the accounting year ending on December 31 of 2017.

Variances in the Exchange Rate

Variances in the value of the real in relation to the US dollar, particularly devaluations and/or depreciations of the real, had and continue to have an effect on the results of Eletrobras, and may have an important impact on the Company’s results particularly in the component “Exchange Rate Variances.” According to the Itaipu treaty, all revenue from Itaipu is determined in US dollars.

On December 31, 2017, Eletrobras’ exposure to foreign exchange risk of dollar rate was pratically neutral.

In Eletrobras’ financial statements, the effects from the financing granted by Eletrobras to Itaipu derived from the exchange rate variance are accounted directly in the Financial Results of Eletrobras. The assets and liabilities arising from operations with Itaipu are shown in the balance sheet of Eletrobras respectively in the lines “Financial Asset” under the Current and Noncurrent segments. For more information on the impacts of exchange variation on the Company's results, see the annual financial statements for the year ended December 31, 2017.

Eletronorte

The corporate purpose of subsidiary Eletronorte is, among other activities: a) to perform assessments, projects, construction, operation and maintenance in generating power plants, substations, transmission lines and related telecommunications and distribution systems, as well as those existing for the trading of electric energy and transmission of data, voice and images, and, for such purpose, may either import or export electric energy, as well as execute trading agreements arising out of these activities; b) to participate in research of interest to the electricity industry connected to the generation and transmission, as well as multiple-purpose reservoir utilization assessments; c) to provide laboratory, operation and maintenance services for electric energy generation and transmission systems, technical, operating and administrative support to companies engaged in electric energy public utility; d) to participate in associations or organizations of technical and scientific and corporate nature, of regional, national or international level, which are of interest to the electricity industry; e) to associate, with or without disbursement of funds, for establishing corporate consortia or holding interest in companies, with or without controlling power, earmarked for exploring the generation or transmission of electric energy, under the grant or authorization systems.

Over the accounting year ending on December 31, 2017, Eletronorte's net operating revenue decreased by 29.9% compared to 2016, from BRL 8,519 million in the accounting year ended December 31, 2016 to BRL 5,973 million in 2017.

There are important long-term contracts for electricity supply to two of its main customers: the Alumar-Alumar Aluminum Consortium (formed by BHP Billiton, RioTintoAlcan and Alcoa) and Alumínio Brasileiro SA - Albrás. Part of the revenue from these long-term contracts is associated to the payment of a premium connected to the international price of aluminum as quoted on the London Metal Exchange (LME) as a base asset to define monthly premiums that may be considered a hybrid (combined) contract, including a non-derivative contract that it falls under, so that the cash flow from the combined instrument in some circumstances varies as if it were an isolated derivative.

Considering that the premium is connected to the price of commodity of aluminum of LME, one may assign the fair value of these contracts. The value of LME closed the month of December 2017 at USD 2,087/ton, which represented a positive variation of 21.2% in relation to the value verified in December 2016, when the price of the commodity reached USD 1,772/ton.

In the same year under analysis, there was appreciation of Brazilian Real versus dollar with the quote decreasing from BRL 3.35 to BRL 3.15. The positive change in the price of aluminum contributed with an increase in the expected fair value for the derivatives, compensating the devaluation of the dollar in the period.

The gain recorded in this operation with derivatives in 2017 is BRL 197,458 thousand (gain of BRL 182,462 thousand on December 31, 2016) and is presented in the financial result.

Fixed Transmission Revenue

Unlike the revenue from distribution and generation activities (whose concessions were not renewed in light of Law No. 12,783/2013), the revenue from transmission activities is set by the Federal Government. This applies to all electrical energy generation activities with transmission operations in Brazil. Consequently, the revenue from transmission activities does not increase or decrease based on the amount of electrical energy transmitted. The Federal government establishes a fixed revenue rate for transmission every year that end consumers should pay, and this is passed on to Eletrobras and recorded as revenue from transmission activity.

Impairment

Impairment is the accounting concept used to adjust the value of a given asset to its real capacity to yield an economic return. Impairment is applied to assets under permanent assets, assets of an undefined lifespan (goodwill), assets available for sale and investment in discontinued operations.

In the case of Eletrobras, the estimate of the recoverable value of its long-term assets is based on the “value-in-use” of each asset, given that there is no market capable of absorbing the infrastructure acquired by the Company and connected to the operation of the projects connected to the concession it owns. Value-in-use is determined based on the net present value of estimated future cash flow.

The assumptions used consider the best estimate by the Company Administration regarding future trends in the electricity sector and are based both on external sources of information and historic data of the cash generating units. The cash flow was projected based on the Company’s operating results and projections until the end of the concession. When the need is identified to establish an impairment provision of long-term assets, this provision is recorded in the period results under Operating Allowances.

On December 31, 2017, the accrued value of the provision for reduction of recoverable amounts relating to all the Company’s projects amounts to BRL 16,681,419 thousand (BRL16,146,801 thousand on December 31, 2016)

The analysis determined the necessity of the constitution (reversal) of a provision for losses in the following ventures in the year of 2017:

Generation

Cash Generating Unit	12/31/2016	Additions	Reversals	12/31/2017
UTN Angra 3	8,949,393	950,960	-	9,900,353
HPP Samuel	435,860	-	(127,014)	308,846
HPP Batalha	407,703	12,538	(34,972)	385,269
Candiota Phase B	356,065	10,233	-	366,298
Candiota Phase C	-	362,631	-	362,631
Casa Nova I	324,869	21,456	-	346,325
Complexo Eólico Pindaí (wind farm)	-	123,891	-	123,891
Complexo Eólico Pindaí II	-	54,531	-	54,531
Complexo Eólico Pindaí III	-	25,854		25,854
UTE Santa Cruz	-	693,560	-	693,560
HPP Simplício	342,328	57,790	(120,603)	279,515
UTE Camaçari	303,911	-	(23,342)	280,569
HPP Serra da Mesa	199,184	-	(199,184)	-
Eólica Hermenegildo III	145,319	-	(68,696)	76,623
Eólica Hermenegildo II	143,029	27,390	(72,839)	97,580
HPP Passo São João	130,292	-	(57,679)	72,613
Eólica Hermenegildo I	129,769	21,872	(58,892)	92,749
Livramento	-	129,869	-	129,869
UTE Coaracy Nunes	77,551	-	-	77,551
PCH João Borges	52,530	-	(5,437)	47,093
HPP São Domingos	44,252	-	(44,252)	-
PCH Rio Chapéu	41,755	-	(4,691)	37,064
Eólica Chuí IX	37,028	6,854	(16,723)	27,159
UTE Santa Cruz	27,840	-	-	27,840
UTE Mauá III	-	2,255	-	2,255
Other	11,692	110,590	(114,375)	7,907
Total	12,160,370	2,612,274	(948,699)	13,823,945

Cash Generating Unit	12/31/2015	Additions	Reversals	12/31/2016
UTN Angra 3	6,063,454	2,885,939	-	8,949,393
HPP Samuel	417,632	18,228	-	435,860
HPP Batalha	559,345	-	(151,642)	407,703
Candiota Phase B	119,939	236,126	-	356,065
Casa Nova I	163,496	161,373	-	324,869
HPP Simplício	382,864	-	(40,536)	342,328
UTE Camaçari	343,765	-	(39,854)	303,911
HPP Serra da Mesa	-	199,184	-	199,184
Eólica Hermenegildo III	75,598	69,721	-	145,319
Eólica Hermenegildo II	65,815	77,214	-	143,029
HPP Passo São João	118,132	12,160	-	130,292
Eólica Hermenegildo I	56,301	73,468	-	129,769
UTE Coaracy Nunes	77,551	-	-	77,551
PCH João Borges	44,038	8,492	-	52,530
HPP São Domingos	44,703	-	(451)	44,252
PCH Rio Chapéu	37,279	4,476	-	41,755
Eólica Chuí IX	22,631	14,397	-	37,028
UTE Santa Cruz	27,840	-	-	27,840
UTE Mauá III	102,191	-	(102,191)	-
Other	81,717	130,247	(200,272)	11,692
Total	8,804,291	3,891,025	(494,500)	12,160,370

Transmission
Cash Generating Unit	12/31/2016	Additions	Reversals	12/31/2017
CC 061-2001	2,077,006	-	(961,144)	1,115,862
CT 006-2010 - LT Mascarenha/ Linhares (ES)	-	25,638	-	25,638
LT Jauru Porto Velho	311,545	-	(58,788)	252,757
CC 018-2012 Mossoró Ceará Mirim	100,497	-	-	100,497
CC 005-2012 Jardim NSra Socorro	89,830	-	-	89,830
CC 006-2009 Suape II and III	88,101	-	-	88,101
CC 014-2008 Eunápolis TFreitas	81,995	4,776	-	86,771
CC 020-2010 Igaporã BJLapa	69,268	-	-	69,268
LT Ribeiro Gonçalves - Balsas	65,000	-	(65,000)	-
CC 017-2009 Natal III Sta Rita	59,517	-	-	59,517
LT Funil - Itapebi	53,541	-	-	53,541
LT Camaçari IV - Sapeaçu	50,106	2,758	-	52,864
LT Pólo	-	9,044	-	9,044
Tucuruí/Miramar	16,069	2,591	-	18,660
CC 010-2011 Paraíso Lagoa Nova	44,800	-	-	44,800
SE Coletora Porto Velho	43,973	-	(40,787)	3,186
LT Recife II - Suape II	43,153	1,972	-	45,125
CC 010-2007 Ibicoara Brumado	40,611	-	-	40,611
CC 017-2012 Mirueira Jaboatão	31,184	-	-	31,184
CC 018-2009 Eunáp TFreitas C2	30,232	-	-	30,232
SE Caxias / Ijuí / N. Petrópolis / Lajeado	27,553	-	(27,553)	-
CC 019-2012 Igaporã Pindaí	21,506	-	-	21,506
LT Presidente Médice - Santa Cruz	20,611	-	(2,067)	18,544
CC 015-2012 Camaçari IV Pirajá	18,060	-	-	18,060
LT Campos Novos - Nova Santa Rita	16,847	350	-	17,197
Other	269,033	263,728	(232,334)	300,427
	3,670,038	310,857	(1,387,673)	2,593,222

Cash Generating Unit	12/31/2015	Additions	Reversals	12/31/2016
CC 061-2001	174,389	1,902,617	-	2,077,006
LT Jauru Porto Velho	126,025	185,520	-	311,545
CC 018-2012 Mossoró Ceará Mirim	100,497	-	-	100,497
CC 005-2012 Jardim NSra Socorro	89,830	-	-	89,830
CC 006-2009 Suape II and III	88,101	-	-	88,101
CC 014-2008 Eunápolis TFreitas	64,773	17,222	-	81,995
CC 020-2010 Igaporâ BJLapa	69,268	-	-	69,268
LT Ribeiro Gonçalves - Balsas	35,574	29,426	-	65,000
CC 017-2009 Natal III Sta Rita	59,517	-	-	59,517
LT Funil - Itapebi	54,597	-	(1,056)	53,541
LT Camaçari IV - Sapeaçu	39,552	10,554	-	50,106
CC 010-2011 Paraíso Lagoa Nova	44,800	-	-	44,800
SE Coletora Porto Velho	34,123	9,850	-	43,973
LT Recife II - Suape II	28,325	14,828	-	43,153
CC 010-2007 Ibicoara Brumado	40,611	-	-	40,611
CC 017-2012 Mirueira Jaboatão	31,184	-	-	31,184
CC 018-2009 Eunáp TFreitas C2	30,232	-	-	30,232
SE Caxias / Ijuí / N. Petrópolis / Lajeado	32,259	-	(4,706)	27,553
CC 019-2012 Igaporã Pindaí	21,506	-	-	21,506
LT Presidente Médice - Santa Cruz	27,339	-	(6,728)	20,611
CC 015-2012 Camaçari IV Pirajá	18,060	-	-	18,060
LT Campos Novos - Nova Santa Rita	30,822	-	(13,975)	16,847
Other	65,098	322,187	(102,183)	285,102
	1,306,482	2,492,204	(128,648)	3,670,038

Distribution
Concession	12/31/2016	Additions	Reversals	12/31/2017
Amazonas D	63,610	-	(63,610)	-
Cepisa	90,885	-	(90,885)	-
Eletroacre	-	10,012	(10,012)	-
Ceron	35,247	-	(35,247)	-
Ceal	32,446	-	(32,446)	-
Boa Vista	14,868	-	(14,868)	-
Total	237,056	10,012	(247,068)	-

Concession	12/31/2015	Additions	Reversals	12/31/2016
Amazonas D	-	63,610	-	63,610
Cepisa	290,247	-	(199,362)	90,885
Eletroacre	90,808	-	(90,808)	-
Ceron	59,885	35,245	(59,883)	35,247
Ceal	-	32,446	-	32,446
Boa Vista	17,281	-	(2,413)	14,868
Total	458,221	131,301	(352,466)	237,056

Administration

Intangible - Management	12/31/2016	Additions	Reversals	12/31/2017
Premium on Future Proceeds (Livramento)	-	215,340	-	215,340
Brasilventos	27,201	-	(27,201)	-
Other	52,138	-	(3,225)	48,913
Total	79,339	215,340	(30,426)	264,253

Intangible - Management	12/31/2015	Additions	Reversals	12/31/2016
Premium on Future Proceeds (Livramento)	-	-	-	-
Brasilventos	-	27,201	-	27,201
Other	40,743	13,247	(1,852)	52,138
Total	40,743	40,448	(1,852)	79,339

Income Statements

Accounting year ending on December 31 of 2017 compared to the accounting year ending on December 31 of 2016

Centrais Elétricas Brasileiras SA – Eletrobras
Consolidated Income Statement – IFRS and BR GAAP (In BRL Thousand)
	12/31/17	AV%	12/31/16	AV%	AH%
OPERATING REVENUES
Generation	12416019		16349241		-24%
Supply - Auction Sale	14,698,137	39%	12,885,622	21%	14%
Supply - bilateral contyract	2,554,279	7%	2,945,506	5%	-13%
CCEE	1,006,114	3%	927,183	2%	9%
Revenue from Operation and Maintenance	2,198,347	6%	2,178,699	4%	1%
Revenue from Construction of Plants	52,836	0%	41,316	0%	28%
Rate of Return Adjustments - Generation	-	0%	-	0%	0%
Itaipu Transfer	626,135	2%	(346,638)	-1%	-281%
Transmission
Revenue from Operation and Maintenance - Renewed Lines	3,132,349	8%	2,735,999	5%	14%
Revenue from Operation and Maintenance	265,471	1%	239,691	0%	11%
Construction Revenue	917,447	2%	1,174,703	2%	-22%
Rate of Return Adjustments - Transmission	1,139,816	3%	805,708	1%	41%
Financial - Return on investment - RBSE	4,922,827	13%	28,600,553	47%	-83%
Distribution
Supply	9,467,631	25%	15,208,202	25%	-38%
CCEE	724,961	2%	314,833	1%	130%
Construction Revenue	782,068	2%	1,165,611	2%	-33%
CVA and Other Financial Components	1,441,359	4%	(339,405)	-1%	-525%
Other Revenues	2,060,479	5%	2,450,329	4%	-16%
Deductions
(-) Industry-related Charges	(1,986,659)	-5%	(2,983,323)	-5%	-33%
(-) ICMS	(2,249,541)	-6%	(4,000,750)	-7%	-44%
(-) PASEP and COFINS	(3,724,863)	-10%	(3,642,892)	-6%	2%
(-) Other Deductions	(153,169)	0%	(44,944)	0%	241%

NET OPERATING REVENUE	37,876,024	100%	60,316,003	100%	-37%

OPERATING COSTS

Energy Purchased for Resale	(11,584,925)	-31%	(11,264,044)	-19%	3%
Charges on the Use of the Electricity Grid	(1,611,398)	-4%	(1,805,434)	-3%	-11%
Fuel for Production of Electric Energy	(424,964)	-1%	(759,826)	-1%	-44%
Construction	(1,752,351)	-5%	(2,381,630)	-4%	-26%
	(15,373,638)	-41%	(16,210,934)	-27%	-5%

GROSS INCOME	22,502,386	59%	44,105,069	73%	-49%

OPERATING EXPENSES

Personnel, Material and Services	(10,930,333)	-29%	(10,363,211)	-17%	5%
Special Retirement Program	-	0%	-	0%	0%
Remuneration and Reimbursement	-	0%	-	0%	0%
Depreciation	(1,511,260)	-4%	(1,558,387)	-3%	-3%
Amortization	(240,043)	-1%	(285,398)	0%	-16%
Donations and Contributions	(164,372)	0%	(219,417)	0%	-25%
Operating Provisions/Reversals	(5,746,873)	-15%	(16,722,582)	-28%	-66%
Investigation Findings	-	0%	(211,123)	0%	-100%
Other	(1,608,778)	-4%	(1,904,179)	-3%	-16%
	(20,201,659)	-53%	(31,264,297)	-52%	-35%
OPERATING INCOME BEFORE FINANCIAL INCOME	2,300,727	6%	12,840,772	21%	-82%

FINANCIAL INCOME

Financial Revenues
Interest Income, Fees and Rates	831,562	2%	1,154,010	2%	-28%
Revenue from Financial Investments	977,851	3%	1,086,578	2%	-10%
Interest Paid in Arrears for Electric Energy	374,977	1%	320,836	1%	17%
Monetary updates	1,290,644	3%	2,549,308	4%	-49%
Exchange Updates	946,364	2%	4,985,602	8%	-81%
Remuneration of Indemnities - Law 12,783/13	-	0%	-	0%	0%
Update of Regulatory Assets	43,123	0%	231,107	0%	-81%
Derivatives Earnings	237,386	1%	218,714	0%	9%
Other finance income	449,468	1%	677,235	1%	-34%

Financial Expenses
Debt Charges	(5,757,044)	-15%	(6,375,836)	-11%	-10%
Leasing Charges	(320,060)	-1%	(303,381)	-1%	5%
Charges on the Funds of Shareholders	(388,408)	-1%	(200,857)	0%	93%
Inflation Adjustment under Liabilities	(1,290,488)	-3%	(2,150,636)	-4%	-40%
Net Exchange Changes as Liabilities	(1,065,337)	-3%	(4,848,040)	-8%	-78%
Adjustment of Regulatory Liabilities	(25,728)	0%	(174,485)	0%	-85%
Losses with Derivatives	(35,797)	0%	-	0%	0%
Other Financial Expenses	(1,461,809)	-4%	(1,100,879)	-2%	33%
	(5,193,296)	-14%	(3,930,724)	-7%	32%
INCOME BEFORE EQUITY INTERESTS	(2,892,569)	-8%	8,910,048	15%	-132%

INCOME OF EQUITY INTERESTS	2,692,171	7%	3,114,047	5%	-14%

OPERATING INCOME BEFORE TAXES	(200,398)	-1%	12,024,095	20%	-102%

Current Income Tax and Social Contribution	(1,593,473)	-4%	(619,044)	-1%	157%
Deferred income tax and social contribution	68,180	0%	(7,891,775)	-13%	-101%

NET PROFIT FOR THE YEAR	(1,725,691)	-5%	3,513,276	6%	-149%

INSTALLMENT ATTRIBUTED TO THE CONTROLLING SHAREHOLDERS	(1,763,805)	-5%	3,425,899	6%	-151%
INSTALLMENT ATTRIBUTED TO THE NON-CONTROLLING SHAREHOLDERS	38,114	0%	87,377	0%	-56%

INCOME PER SHARE
Income per Share - Basic	(R$1.30)		R$2.53
Income per Share - Diluted	(R$1.30)		R$2.50

The following table contains the operating revenue and expenses of Eletrobras (as a percentage of net operating revenue):

	12/31/17	12/31/16
Revenues
Generation	55.80%	30.89%
Transmission	14.40%	8.22%
Distribution	33%	27%
Other Operating Revenues	5%	4%
Taxes on Revenues	- 21.42%	- 17.69%
Net Operating Revenue	100.00%	100.00%
Expenses
Operating costs	- 40.59%	- 26.88%
Operating expenses	- 53.34%	- 51.83%
Financial Income	- 13.71%	-6.52%
Income from Equity Interest	7.11%	5.16%
Taxes on Income	-4.03%	- 14.11%
Net Profit	-4.56%	5.82%

Consolidated Income Statements

This topic presents an overview of Eletrobras’ consolidated results, net of eliminations between segments, which are discussed in relation to each segment below.

Operating Net Revenue

The Net Operating Revenue, in the amount of $ 37,876 million, presented in 2017 a decrease by 37% compared to 2016, when registered the amount of R$ 60,316 million.

Operating Costs

Operating costs and expenses presented a decrease of 5.2% from an amount of $ 16,211 million in 2016 to an amount of R$ 15,374 million in 2017.

This increase was caused mainly by:

Electric energy purchased for resale increased by 2.8%, from  $ 11,264 million in 2016 to R$ 11,585 million in 2017, mainly due to the higher volume of energy purchased by Eletronorte and Amazonas GT (because of the cut in the gas supply at the Aparecida plant in the period from January to March 2017 and the generation of thermal plants below the energy contracted by maintenance problems).

In the Use of Electric grid account, a reduction of 10.7% was calculated. In 2016, an expense of R$ 1,805 million was recorded and, in 2017, an expense of R$ 1,611 million was recorded.

In the Fuel for electricity generation account a reduction of 44% was calculated. In 2016, an expense of R$ 760 million was recorded, while in 2017, an expense of R$ 425 million was recorded. This variation is mainly explained by (i) the decrease of the average ACR in 2017, impacting on the recovery of CCC Expenses; (ii) a change in the power generation contract for the isolated system, as in 2016 the company purchased fuel to produce energy, and in 2017 that responsibility is from PIE - Independent Power Producer. As a consequence, it reduced fuel, but increased the expense with electricity purchased for resale

Operational expenses

Operating Expenses decreased 35.4%, from R$ 31,234 million in 2016 to R$ 20,202 million in 2017.

In 2017, the sum of Personnel, Material, Services and Other (PMSO) increased by 0.04%, from R$ 12,698 million in 2016 to R$ 12,703 million in 2017. 17.9%, from R$ 6,549 million in 2016 to R$ 7,722 million in 2017, influenced by the Extraordinary Retirement Plan (PAE), which charged this account in the amount of R $ 853 million. Excluding expenses with the PAE and CELG D, the personnel account would show a growth of 10.2%, mainly due to (i) the adjustment resulting from ACT 2016-2018, with effect of 9% from the last quarter of 2016, referring to the period 2016-2017, due to collective bargaining agreement, and a 4% increase for the period from 2017-2018 as of May 2017; and (ii) In the subsidiary Eletronorte, inclusion in the Company's payroll, as of September 2016, of effects made under an agreement to close two hazardous and uninterrupted processes.

The Services account showed a reduction of 17.2%, from R$ 3,485 million in 2016 to R$ 2,884 million in 2017. Excluding CELG D, the Services account would decrease by 5.2% to contracting expenses for independent research in the amount of R$ 291 million in 2016, which decreased to R$ 71 million in 2017. The material account presented a reduction of 1.7%, from R$ 330 million in 2016 to R$ 324 million in 2017. The Other Expenses account decreased by 24.1%, from R$ 2,335 million in 2016 to R$ 1,773 million in 2017, and was impacted in 2016 by accounting for the "research findings" in the amount of R$ 211 million in 2016.

 Operating provisions increased from R$ 16,723 million in 2016 to R$ 5,747 million in 2017, showing a reduction of 65.6% In 2017, operating provisions were mainly influenced by provisions for contingencies, in the amount of R$ 4,398 million , highlighting the reversal of provisions related to onerous contracts, in the amount of R$ 1,493 million in 2017, mainly due to the launch of the Extraordinary Retirement Plan (PAE).

Financial result

The Net Financial Result went from a net expense of R$ 3,931 million in 2016 to a net expense of R$ 5,193 million in 2017. This variation is mainly due to the variation of the exchange rate in the period in relation to financing agreements and with suppliers. Also contributing to the financial result were monetary restatements, mainly influenced by the reduction of the rates of the main indexes (inflation and SELIC) on credits as receivables from the updated CCC/CDE of Amazonas; (ii) reduction of the updating of renegotiated energy credits, derived from Law 8,727/93 and also from payment of credit by the Federal Government in August 2017.

Result in Equity Shareholdinding (profit and loss)

The Corporate Shareholding registered a reduction of 14% resulting from the accounting of an amount of R$ 3,114 million in 2016 and an amount of R$ 2,692 million in 2017, especially the accounting for the sale of CELG D in 2017 in the amount of R$ 1,525 million and for the recognition of RBSE by CTEEP in 2016, with an impact on Eletrobras' equity income of R$ 1,603 million, partially offset by the decrease in research findings at Belo Monte SPE (R$ 91 million).

Income tax and social contribution

The provision for Income Tax and Social Contribution (CSLL) increased from an expense of R$ 8,511 million in 2016 to an expense of R$ 1,525 million in 2017, influenced by deferred taxes, mainly due to the effect of accounting for the Existing System Basic Network (RBSE). The provision for RBSE was R$ 9,724 million in 2016 and R$ 1,674 million in 2017.

Result for the Year

In the result for 2017, Eletrobras posted a net loss of R$ 1,726 million, compared to a net income of R$ 3,513 million recorded in 2016.

Income of Results per Segment

	12/31/2017
		Generation Exploration System		Transmission
	Management		O&M System	Exploration System	O&M System	Distribution	Deductions	Total

Net Operating Revenue	215,936	18,070,002	1,843,804	1,442,175	8,684,129	9,597,517	(1,977,539)	37,876,024
Operating Costs and Expenses	(7,772.986)	(11,932.046)	(2,015,008)	(1,288,450)	(3,721,060)	(10,778,137)	1,932,390	(35,575,297)
Oper. Income Before Financial	(7,557,050)	6,137,956	(171,204)	153,725	4,963,069	(1180,620)	(45,149)	2,300,727
Income
Financial Income	1,046,195	(1,497,218)	(242,721)	(405,681)	(636,691)	(3,502,329)	45,149	(5,193,296)
Income from Equity Interest	2,692,171							2,692,171
Income Tax and Social
Contribution	(1,081,294)	(188,195)	(41,453)	(47,038)	(671,048)	503,735		(1,525,293)
Net Earnings (Loss) for the Period	(4,899,978)	4,452,543	(455,378)	(298,994)	3,655,330	(4,179,214)		(1,725,691)

	12/31/2016
		Generation		Transmission
	Management	Exploration System	O&M System	Exploration System	O&M System	Distribution	Deductions	Total

Net Operating Revenue	177,405	15,673,574	1,626,261	1,604,010	31,939,704	11,581,936	(2,286,887)	60,316,003
Operating Costs and Expenses	(6,207,466)	(18,142,949)	(2,558,582)	(2,516,547)	(4,830,830)	(15,562,154)	2,343,297	(45,475,231)
Oper. Income Before Financial Income	(6,030,061)	(2,469,375)	(932,321)	(912,537)	27,108,874	(3,980,218)	56,410	12,840,772
Financial Income	(1,019,617)	(1,743,807)	(619,292)	(179,444)	306,918	(2,658,306)	(56,410)	(3,930,724)
Income from Equity Interest	3,114,047							3,114,047
Income Tax and Social Contribution	(67,593)	532,531	165,617	(167,351)	(8,974,023)			(8,510,819)
Net Earnings (Loss) for the Period	(1,963,990)	(3,680,651)	(1,385,996)	(1,259,332)	18,441,769	(6,638,524)		3,513,276

Generation

Gross Operating Revenue

Gross operating revenue from the generation segment increased by R$ 2,504 million, or 13.44%, from R$ 18.632 million in 2016 to R$ 21.136 million in 2016, mainly due to the transfer of Itaipu.

Operating Costs and Expenses

Operating costs and expenses for the generation segment decreased by R$ 6,754 million, or (32.6%), to R$ 13,947 million in 2017 compared to R$ 20,702 million in 2016, mainly due to the reduction in the energy category purchased for resale.

Financial result

The Financial Result of the generation segment increased by R$ 623 million in 2017, or 26.4%, totaling R$ (1,739) million in 2017 compared to R$ (2,363) million in 2016, mainly due to the increase in balance of net exchange variation.

Transmission

Gross Operating Revenue

The Gross operating revenues from the transmission segment decreased by R$ 23,179 million, or (69.07%), to R$ 10,378 million in 2017, compared to R$ 33,557 million in 2016, (R$ 23,678), or (82.79)%, observing R$ 4,923 million in 2017, compared to R$ 28,601 million in 2016, mainly due to the recognition, in 2016, of the remeasurement of assets prior to 2000 - Basic Network Existing System - RBSE in the transmission segment.

Operating Costs and Expenses

Operating costs and expenses for the transmission segment decreased by R$ (2,338) million, or (31.8)%, corresponding to R$ 5,010 million in 2017, while corresponding to R$ 7,347 million in 2016, mainly due to reduction in the caption "Operating provisions".

Financial result

The Financial Result of the generation segment showed a reduction of R$ (1,170) million in 2017, or (917.7)%, totaling R$ (1,042) million in 2017 compared to R$ 127 million in 2016, mainly due to the increase in the balance of exchange variation net.

Distribution

Gross Operating Revenue

The Gross operating revenue for the distribution segment decreased by R$ (3,933) million, or (24.06%), to R$ 12,416 million in 2017, compared to R $ 16,349 million in 2016, R$ (5,741) of the electricity supply revenue.

Operating Costs and Expenses

The Operating costs and expenses for the generation segment decreased by R$ (4,784) million, or (30.7)%, corresponding to R$ 10,778 million in 2017, compared to R$ 15,512 million in 2016, reduction in the items of comparative energy for resale and operating provisions.

Accounting year ending on December 31 of 2017 compared to the accounting year ending on December 31 of 2016

Centrais Elétricas Brasileiras SA – Eletrobras
Consolidated Income Statement – IFRS and BR GAAP (In Thousand Brazilian Reais)
	12/31/16	AV%	12/31/15	AV%	AH%
OPERATING REVENUES
Generation
Supply - Auction Sale	12,885,622	21%	12,310,243	38%	5%
Supply - bilateral contyract	2,945,506	5%	3,571,809	11%	-18%
CCEE	927,183	2%	1,811,552	6%	-49%
Revenue from Operation and Maintenance	2,178,699	4%	1,882,637	6%	16%
Revenue from Construction of Plants	41,316	0%	148,403	0%	-72%
Rate of Return Adjustments - Generation	-	0%	-	0%	0%
Itaipu Transfer	(346,638)	-1%	234,425	1%	####
Transmission
Revenue from Operation and Maintenance - Renewed Lines	2,735,999	5%	2,504,239	8%	9%
Revenue from Operation and Maintenance	239,691	0%	191,372	1%	25%
Construction Revenue	1,174,703	2%	838,087	3%	40%
Rate of Return Adjustments - Transmission	805,708	1%	2,077,616	6%	-61%
Financial - Return on investment - RBSE	28,600,553	47%	-	0%	100%
Distribution
Supply	15,208,202	25%	14,835,424	46%	3%
CCEE	314,833	1%	-	0%	100%
Construction Revenue	1,165,611	2%	1,011,518	3%	15%
CVA and Other Financial Components	(339,405)	-1%	324,120	1%	####
Other Revenues	2,450,329	4%	1,484,431	5%	65%
Deductions
(-) Sector Charges	(2,983,323)	-5%	(2,313,660)	-7%	29%
(-) ICMS	(4,000,750)	-7%	(3,877,677)	-12%	3%
(-) PASEP and COFINS	(3,642,892)	-6%	(4,108,891)	-13%	-11%
(-) Other Deductions	(44,944)	0%	(336,810)	-1%	-87%
NET OPERATING REVENUE	60,316,003	100%	32,588,838	100%	85%
OPERATING COSTS
Energy Purchased for Resale	(11,264,044)	-19%	(10,766,227)	-33%	5%
Charges on the Use of the Electricity Grid	(1,805,434)	-3%	(1,737,959)	-5%	4%
Fuel for Production of Electric Energy	(759,826)	-1%	(1,249,836)	-4%	-39%
Construction	(2,381,630)	-4%	(3,237,537)	-10%	-26%
	(16,210,934)	-27%	(16,991,559)	-52%	-5%
GROSS INCOME	44,105,069	73%	15,597,279	48%	###
OPERATING EXPENSES
Personnel, Material and Services	(10,363,211)	-17%	(9,495,417)	-29%	9%
Special Retirement Program	-	0%	-	0%	0%
Remuneration and Reimbursement	-	0%	(348,874)	-1%	####
Depreciation	(1,558,387)	-3%	(1,417,856)	-4%	10%
Amortization	(285,398)	0%	(424,744)	-1%	-33%
Donations and Contributions	(219,417)	0%	(215,116)	-1%	2%
Operating Provisions/Reversals	(16,722,582)	-28%	(14,639,285)	-45%	14%
Investigation Findings	(211,123)	0%	-	0%	0%
Other	(1,904,179)	-3%	(2,131,954)	-7%	-11%
	(31,264,297)	-52%	(28,673,246)	-88%	9%
OPERATING INCOME BEFORE FINANCIAL INCOME	12,840,772	21%	(13,075,967)	-40%	###
FINANCIAL INCOME
Financial Revenues
Interest Income, Fees and Rates	1,154,010	2%	1,128,406	3%	2%
Revenue from Financial Investments	1,086,578	2%	1,122,643	3%	-3%
Interest Paid in Arrears for Electric Energy	320,836	1%	709,404	2%	-55%
Monetary Updates	2,549,308	4%	3,765,236	12%	-32%
Exchange Updates	4,985,602	8%	10,251,948	31%	-51%
Remuneration of Indemnities - Law 12,783/13	-	0%	115,407	0%	####
Adjustment of Regulatory Assets	231,107	0%	229,608	1%	1%
Gains with Derivatives	218,714	0%	-	0%	100%
Other finance income	677,235	1%	629,589	2%	8%
Financial Expenses
Debt Charges	(6,375,836)	-11%	(6,340,459)	-19%	1%
Charges of Leasing	(303,381)	-1%	(273,391)	-1%	11%
Charges on the Funds of Shareholders	(200,857)	0%	(40,511)	0%	396%
Monetary Updates	(2,150,636)	-4%	(1,362,380)	-4%	58%
Exchange Updates	(4,848,040)	-8%	(10,219,318)	-31%	-53%
Adjustment of Regulatory Liabilities	(174,485)	0%	(130,502)	0%	34%
Losses with Derivatives	-	0%	(221,666)	-1%	####
Other Financial Expenses	(1,100,879)	-2%	(1,063,039)	-3%	4%
	(3,930,724)	-7%	(1,699,025)	-5%	###
INCOME BEFORE EQUITY INTERESTS	8,910,048	15%	(14,774,992)	-45%	###
INCOME OF EQUITY INTERESTS	3,114,047	5%	531,446	2%	486%
OPERATING INCOME BEFORE TAXES	12,024,095	20%	(14,243,546)	-44%	###
Current Income Tax and Social Contribution	(619,044)	-1%	(546,812)	-2%	13%
Deferred income tax and social contribution	(7,891,775)	-13%	(163,300)	-1%	####
NET PROFIT FOR THE YEAR	3,513,276	6%	(14,953,658)	-46%	###
INSTALLMENT ATTRIBUTED TO THE CONTROLLING SHAREHOLDERS	3,425,899	6%	(14,441,607)	-44%	####
INSTALLMENT ATTRIBUTED TO THE NON-CONTROLLING SHAREHOLDERS	87,377	0%	(512,051)	-2%	####
INCOME PER SHARE
Income per Share - Basic	R$2.53		(R$10.68)
Income per Share - Diluted	R$2.50		R$0.00

Consolidated Statements of Results

This topic presents an overview of Eletrobras’ consolidated results, net of eliminations between segments, which are discussed in relation to each segment below.

Net Operating Revenue

The net operating revenue increased R$27.727 million, or 85.08%, corresponding to R$60,316 million in 2016, compared to R$32,589 million in 2015, which is mainly due to the recognition of the remeasurement of the assets prior to 2000 - Basic Network of the Existing System - RBSE in the transmission segment.

Operating Costs and Expenses

Operating costs and expenses presented an increase of R$188 million or 0.41%, corresponding to R$45,477 million in 2016, compared to R$ 45,665 million in 2015.

This increase was caused mainly by:

An increase of R$224 million, or 1.53%, in operating provisions, that went from R$ 14,639 million in 2015 to R$14,415 million in 2016, due to primarily to (i) the recognition of findings of the investigations in the amount of R$ 221 million (ii.) recognition of impairments and onerous contracts in the amount of R$ 7,675 million in 2016 and R$ 6,358 billion in 2015 representing an increase of 20.71% or R$ 1,317 million related to the Angra 3 power plant, due to (a) a revision of the date of entry into operation of said Power Plant and (b) variance in the discount rate used to perform the asset recoverability test, by virtue of the changes that occurred to Brazilian macroeconomic conditions; (iii) constitution of provision for loss of rights of compensate in the amount of R$ 741 million in 2016 (iv) increase in the amount of energy purchased for resale in the amounts of R$ 11.264 billion in 2016 and R$ 10.766 billion in 2015 2015 primarily due to the increase in the value of supplies, recording the variation of 15.88% or R$ 783 million; and (v) the value relating to Personal, Material and Service - PMS, which presents a balance in 2016 of R$ 10,363 million and R$ 9,495 million in 2015, varying by R$ 872 million or 9.15% in the period primarily due to the increase of expenses with personnel due to collective labor agreements and an increase in the value of the services above all for the account of expenses realized with the investigation; (vi) reversal of the provision for contingencies in the amount of R$ 3,090 million or 43.62% presenting a balance of R$ 3,994 million in 2016 and R$ 7.084 million in 2015;

Financial Income

The net financial income corresponded to R$5,929 million in expenses in 2016, compared to an income of R$1,699 million in 2015.  The increase of the expenses resulted primarily from the (i) reduction of the monetary updates of assets of R$3,765 million in 2015 for the amount of R$2,549 million in 2016, representing R$ 1,216 million or 32.3%, primarily due to the value of the assets subject to this type of update and (ii) the increase of the values of the monetary updates of liabilities of R$ 1,362 million in 2015 for R$4,149 million in 2016 representing R$2,787 million or 204.56% in the period, primarily due to the increase of liabilities indexed to the monetary update and (iii) a reduction of R$115 million, or 100%, in compensation for indemnifications (Act no. 12,783/13) in 2016.

Result of Shareholdings (profit and loss)

The results of the corporate shareholding presented an increase of R$2,583 million or 485.96%, going from a positive result of R$531 million in 2015 to a positive result of R$3,114 million in 2016, caused, primarily, by the recognition of remeasurement of assets prior to 2000 of the Basic Network of the Existing System - RBSE in the affiliate CTEEP.

Income Tax and Social Contribution

The sums corresponding to income tax and social contributions were increased by R$7,801 million or 4,746%, for an expense of R$710 million in 2015, compared to an expense of R$8,511 million in 2016. The increase was caused mainly by consequent result of the recognition of the Basic Network of the Existing System – RBSE in the transmission with the value of R$ 9,724 million in the subsidiaries of the Company.

Net Profit

As a result of the factors discussed above, the consolidated net profit of Eletrobras in 2016 was up by R$18,467 million or 123.5%, going from a loss R$14,954 million in 2015 to a profit of R$3,513 million in 2016.

Income from the Generation Segment

Net Operating Revenue

The net operating revenue of the generation segment showed an increase of R$ 589 million or 3.44%, going from R$ 17,122 million in 2015 to R$ 17,711 million in 2016, owing to the increase of the Power Supply partially neutralized by the shrinkage of the short-term market and supply revenues.

Operating Costs and Expenses

The operating expenses for the generation segment presented an increase of R$ 648 million or 3.17%, totaling R$ 21,113 million in 2016 compared to R$ 20,464 million in 2015 mainly by the increase of power purchased for the resale, which went from R$ 4,612 million to R$ 5,841 million.

Financial Results

The Financial Result of the generation segment increased R$ 425 million in 2016 or 21.92%, totaling R$ 2,363 million in 2016 compared to R$ 1,938 million in 2015, mainly owing to the increase in the charge of the debut which went from R$ 1,208 million on December 31, 2015 to R$ 1,490 million on December 31, 2016

Income Tax and Social Contribution

The amounts corresponding to the tax income and social contribution underwent an increase of R$ 657 million, from negative R$142 million in 2015 to positive R$ 515 million 2016, mainly owing to a creditor deferred income tax.

Results of the Transmission Segment

Net Operating Revenue

The net operating revenue of the transmission segment presented an increase of R$ 27,890 million or 492%, totaling R$ 33,556 million in 2016 compared to R$ 5,665 million in 2015, as a result of the facts listed below.

Operation and Maintenance

The revenues with operation and maintenance of assets presented an increase of R$ 280 million of 10.4%, going from R$ 2,976 million in 2016, compared to R$2,696 million in 2015, mainly owing to (i) the revenue arising from investments made for improving the transmission system of Eletrobras, (ii) the operating start of new lines, and (iii) the annual tariff adjustment on the amount of the annual revenue allowed.

Update of the return rate

Amounts connected to the update of the rate of return posted an increase of R$ 28,568 million or 3,409%, against R$ 29,406 million in 2016, compared to R$ 838 million in 2015, mainly due to the recognition of the remeasurement of the assets prior to 2000 - Basic Network of Existing System - RBSE in the transmission segment.

Operating Expenses

The operating expenses for the transmission segment posted an increase of R$ 97 million or 1.34%, corresponding to R$ 7,359 million in 2016, while they amounted to R$ 7,262 million in 2015, mainly owing to the increase of the operating provisions.

Income Tax and Social Contribution

The income tax and social contribution credits increased about R$ 9,418 million, going from R$ 277 million in 2015 to R$ 9,141 million in 2016, through the record of the revenue of the update of the rate of return of the assets prior to 2000 - Basic Network of Existing System - RBSE in the transmission segment.

Results of the Distribution Segment

Net Operating Revenue

The net operating revenue for the distribution segment presented an increase of R$ 70 million, or 0.61%, totaling R$ 11,541 million in 2016 compared to R$ 11,471 million in 2015, resulting from the increase of revenue from the provision of electricity.

Operating Expenses

The operating expenses for the generation segment presented an increase of R$ 1,917 million, or 14%, and was R$ 15,521 million in 2016, whereas they amounted to R$ 13,604 million in 2015, mainly the increase of PCLD of the Consumers and resellers, added with the provision for loss with credits of CCC and impairment.

Cash Flow Statement

The tables below summarize the evolution of net cash flows of Eletrobras for the periods presented:

Net Cash Flows	12/31/17	12/31/16	12/31/15
		(In BRL Thousands)
From Operating Activities	2,385,569	1,572,046	6,980,474
Applied in Investment Activities	(147,791)	(5,473,806)	(9,012,552)
From (Applied) Investment Activities	(1,941,381)	3,003,642	2,018,973
Total	296,397	(898,118)	(13,105)

Operating Activities

The cash flows from the operating activities of Eletrobras resulted mainly from:

•         the sale and transmission of electrical energy to a stable and diversified base of retail and wholesale clients at fixed prices; and

•         restricted deposits within legal processes in cases that Eletrobras is the author of and is obligated to make a deposit in favor of the applicable case.

Cash flows from operating activities have been sufficient to meet Eletrobras' operating and capital investment needs for the periods analyzed.

In 2017, the cash flow generated by operating activities posted an increase of BRL813 million, from BRL 1,57 billion in 2016 to BRL2.38 billion in 2017. This variation was mainly due to the fact that in 2017 the payment of indemnities for the unamortized assets of the concessions renewed under the terms of Law 12,783/2013 occurred, which was not verified in 2016.

In 2016, the cash flow generated by operating activities presented a reduction of BRL5.4 billion, from BRL6.98 billion in 2015 to BRL1.57 billion in 2016. This variation was mainly due to the fact that in 2015 the payment of indemnities for unamortized assets of the concessions renewed under the terms of Law 12,783/2013 occurred, which was not verified in 2016.

Investment Activities

The cash flow from investment activity of Eletrobras reflects mainly:

•         purchases of certain investments – partnerships entered into by Eletrobras with third parties in the private sector in regards to the operation of new power plants;

•         purchase of fixed assets, consisting mainly of investments in equipment needed for Eletrobras operating activities; and

•         dividends paid by subsidiaries.

In 2017, the cash flow from investment activities posted a variance of BRL5.3 billion, changing from BRL(5,47) billion in 2016 to BRL(148) million in 2017. This variation was mainly due to the increase in the receiving of Loans and Financing.

In 2016, the cash flow from investment activities presented a variation of BRL 3.5 billion, going from BRL(9.0) billion in 2015 to BRL (5.47) billion in 2016. This change was mainly due to the reduction of the value of the item for purchase of fixed assets and concession.

Financing Activities

Cash flows used in financing activities by Eletrobras mainly reflect the income from interest that it receives from loans given to companies that operate in the Brazilian electrical sector, short- and long-term.

In 2017, the cash flow from Eletrobras’ financing activities presented a variation of BRL(4.9) billion, going from BRL3.0 billion in 2016 to BRL(1.9) billion in 2017. This variation was mainly due to a decrease in loans and financing obtained and an increase in the payment of loans and financing.

In 2016, the cash flow from Eletrobras’ financing activities presented a variation of BRL 985 million, going from BRL2.02 billion in 2015 to BRL 3 billion in 2016. This variation occurred mainly due to the receipt of Advances for Future Increases of Capital of BRL 2.9 billion, the effect of which was partially neutralized by the reduction of the heading of loans raised.

b) changes in revenues attributable to changes in prices, exchange rates, inflation, changes in volumes and introduction of new products and services

The devaluation of the real against the US dollar and the fact that Eletrobras holds a significant portion of its receivables indexed to foreign currencies, mainly the US dollar, has impacted negatively revenues from exchange rate changes, which, generated a loss amounting to BRL 101.6 million for the year ended December 31, 2017 (compared to a gain of BRL 194.2 million for the year ended 31 December 2016) arising from exchange variation.

Regarding monetary variations arising from internal price levels, in the year ended December 31, 2017, Eletrobras verified a gain of BRL 156 thousand, compared to a loss of BRL 399 million in 2016.

c) the impact of inflation, the price variation of the main inputs and products, the exchange rate and the interest rate on Eletrobras' operating results and financial result, when relevant

Inflation and Interest Rate

The financial situation and result of Eletrobras operations are impacted by inflation and by variances in the exchange rate.

Most of the costs and expenses of Eletrobras are denominated in reals and connected to inflation measurement indices, such as the General Market Price Index (IGP-M), the National Consumer Price Index (INPC), and the IPCA, or is adjusted according to the variance measured in exchange rates.

Eletrobras’ expenses with personnel accounted for approximately 21.7% of its operating expenses in 2017 (22.36% in 2016 and 20.9% in 2015). In Brazil, employee salaries are generally adjusted annually, based on collective bargaining agreements between the unions they belong to and employers, which usually use the IPCA as a parameter for their negotiations.

As of December 31, 2017, the composition of debt was presented as follows:

	PARENT COMPANY				CONSOLIDATED
	12/31/2017		12/31/2016		12/31/2017		12/31/2016
	Balance in Thousands		Balance in		Balance in		Balance in
	of Brazilian Reais	%	Thousands of	%	Thousands of	%	Thousands of	%
			Brazilian Reais		Brazilian Reais		Brazilian Reais
Foreign Currency
USD not Indexed	9,307,980	39%	9,231,738	35%	9,307,980	21%	9,242,584	20%
USD with LIBOR	1,490,257	6%	2,182,512	8%	1,840,224	4%	2,551,902	6%
EURO	230,144	1%	203,712	1%	230,144	1%	203,712	0%
Japanese Yen	32,408	0%	92,353	0%	32,408		92,353
Other					1,574		1,304
Subtotal	11,060,790	47%	11,710,315	44%	11,412,331	25%	12,091,855	27%
Domestic Currency
CDI	5,222,655	22%	6,286,018	24%	12,159,697	27%	12,701,548	28%
IPCA					369,100	0%	531,933	1%
TJLP					6,809,224	15%	10,063,827	22%
SELIC	615,930	3%	1,675,353	6%	1,782,785	4%	1,675,353	4%
Other		0%			4,154,293	9%	1,359,417	3%
Subtotal	5,838,585	25%	7,961,371	30%	25,275,099	56%	26,332,078	58%
Not Indexed	6,753,140	29%	6,647,840	25%	8,434,363	19%	7,196,495	16%
Total	23,652,515	100%	26,319,526	100%	45,121,793	100%	45,620,428	100%

Price variation of the main inputs and products

The main inputs of Eletrobras includes energy purchased for resale and fuel for the production of electric energy.

The energy bought for resale by Eletrobras  remained relatively stable at BRL 11,58 billion in the fiscal year of 2017 compared to 2016 (increase of BRL 498 million in 2016 compared to 2015).

In turn, the expense with fuel for the production of energy was BRL 429.9 million in the accounting year ending on December 31 of 2017, compared to BRL 760 million in the accounting year ending on December 31, 2016 and BRL 1.250 million in the year ending on December 31, 2015. This variation is mainly explained by (i) the decrease of the average ACR in 2017, impacting on the recovery of CCC Expenses; (ii) a change in the power generation contract for the isolated system, as in 2016 the company purchased fuel to produce energy, and in 2017 this responsibility is from PIE – Energy Independent Producer. As a result, it reduced fuel, but increased the cost of electricity purchased for resale.

Exchange rate

Eletrobras has an exposure to financial risks that cause volatility in its accounting statements, as well as in its cash flow. The Company has significant detachment between assets and liabilities indexed in foreign currency, especially to the United States dollar, arising mainly from financing contracts with Itaipu Binacional. In addition to this, there are exposures to the Libor interest rate, connected to foreign funding contracts. As a resource to protect itself from these exposures, the Company’s administration approved a Financial Hedge Policy and a Program of Trading in Derivative Instruments.

In this context, the objective of Eletrobras’ Financial Hedge Policy is to pursue mitigation of the exposure to market variables that impact the assets and liabilities of the Company and its subsidiaries, thus reducing the effects of undesirable fluctuations in these variables in the accounting statements. As a result, said policy aims to get the Eletrobras’ results to accurately reflect its real operating performance, and its projected cash flow to be less volatile.

Taking into account the different ways of hedging the mismatches presented by Eletrobras, the approved policy states a scale of priorities, which privileges structural solutions, contemplating the natural balance of exposed positions. Afterwards, trades with other types of financial instruments may be analyzed, and finally, the operations with financial derivatives, which will only be done complementarily and with the exclusive intent of protecting indexed assets and liabilities of Eletrobras and its subsidiaries that present any mismatch, and cannot be financial leveraging or an operation to grant credit to third parties.

In this context, exchange rate hedging strategies were implemented throughout the years prioritizing structural solutions, in line with the Financial Hedge Policy of this Institution. This strategy includes taking into account the structuring of new financing, not only the total amount of the mismatch, but also its disposition over time, in order to hedge both Eletrobras’ balance sheet and its cash flow.

As of December 31, 2017, approximately 25.3% of Eletrobras' total consolidated debt of BRL 45.1 billion was stipulated in foreign currencies. Of this total, BRL 11.1 billion, or 24.7% of Eletrobras' total consolidated total debt, was stipulated in US dollars.

Thus, Eletrobras’ exposure to foreign exchange risk of dollar rate was practically neutral on December 31, 2017. For an analysis of the sensitivity of the impact of interest rates on the total debt of the Company, see explanatory note in the Company’s financial statements for the accounting year ending on December 31 of 2017.

10.3 – Events with relevant effects that occurred and were expected in the financial statements

a. introduction or disposal of operating segment

For generation and transmission concessions renewed under Law No. 12,783, as from 2013, there was an alteration of the price-to-tariff regime, with a periodic tariff review in the same way already applied to the transmission activity. The tariff is calculated based on operating and maintenance costs, plus a rate of remuneration. Thus, starting in 2013, the Operating and Maintenance segment became relevant to the Eletrobras companies, as the total revenue of this segment reached the value of BRL 5.6 billion in the accounting year ending on December 31 of 2017, which represents approximately 12.3% of the total gross operating revenue. In the accounting year ending on December 31, 2016, the revenue from this segment reached the value of BRL 5.1 billion, or 7.32% of the total gross operating revenue.

On July 22nd, 2016, the 165th Extraordinary General Meeting of Centrais Elétricas Brasileiras SA - Eletrobras, resolved not to extend the concessions of the electric utility subsidiaries of the Eletrobras group, Companhia Energética do Piauí – CEPISA; Companhia Energética de Alagoas – CEAL; Companhia de Eletricidade do Acre – ELETROACRE; Centrais Elétricas de Rondônia S.A – CERON; Boa Vista Energia S.A; and Amazonas Distribuidora de Energia S.A (collectively referred to as "Distribution Companies").

Also at the 165th Extyraordinary General Meeting, it was resolved to transfer the controlling interest, until December 31st, 2017, of Eletrobras’ Distribution Companies, pursuant to Law No. 12,783/2013, as amended by Provisional Presidential Decree 735, dated June 22nd, 2016, provided that, until the transfer of the utility to the new controller, the distribution company receives directly from the Federal Government or through tariff, all the resources and remuneration required to operate, maintain and make investments that are connected to the public services of the respective distribution company, maintaining its economic and financial balance, without any contribution of any kind, by Eletrobras, and, furthermore, it was approved that the Utilities' concession be returned at any time and that measures be taken for liquidation thereof, in the following cases:

(i) The transfer of controlling interest is not made until December 31st, 2017. As they are federal state-owned companies, the transfer of controlling interest of the Distribution Companies should comply with the rules of the National Privatization Plan ("PND"), in particular Law No. 9,491 of September 9th, 1997, and the National Board and Privatization ("CND") shall approve the operational modality to be applied to each privatization. Eletrobras further informs that the Utilities were included in the Partnership and Investment Program ("PPI") created by Provisional Presidential Decree 727/2016, with a view to facilitating privatization; or

(ii) the Distribution Company receives directly from the Federal Government or upon fee, all the resources and remuneration required to operate, maintain and make investments that are connected to the public services of the respective utility, maintaining the economic and financial balance of the Utility, without any contribution of any kind, by Eletrobras.

Eletrobras also resolved that the Distribution Companies that did not have their extended concessions would remain responsible for the operation and maintenance of the public distribution services of their localities until the transfer of their share controls, pursuant to Provisional Measure 735/2016.

On August 3rd, 2016, the Ordinances of the Ministry of Mines and Energy Nos. 420, 421, 422, 423, 424 and 425 were issued, naming, respectively, Utilities Amazonas Distribuidora de Energia S.A.; Companhia de Eletricidade do Acre – ELETROACRE; Centrais Elétricas de Rondônia S.A – CERON; Companhia Energética do Piauí – CEPISA; Companhia Energética de Alagoas – CEAL; and Boa Vista Energia S.A, as responsible for the provision of electric power distribution services, on a temporary basis, with a view to guaranteeing continuity of service, pursuant to article 9, paragraph one, of Law 12.783, of January 11, 2016.

On September 13th, 2016, ANEEL decided to: (i) establish a Public Hearing with the purpose of collecting subsidies and additional information to enhance the regulation of Ordinance MME No. 388/2016, which sets forth the terms and conditions for the provision of electric power distribution services by a Federal agency or entity; and (ii) determine that the Draft Normative Resolution submitted to the Public Hearing should be effective immediately, and any adjustments resulting from the contributions of the Public Hearing should apply retroactively to the effective date.

On October 6th, 2016, ANEEL issued Official Letter 352/2016-DR/ANEEL, giving the first guidelines for the preparation of the Plan of Temporary Provision of Distribution Services, defining the goals for quality improvement in terms of DEC and FEC, reduction of energy losses and reduction of operating costs.

At the same time, on September 13th, 2016, upon Law No. 13,334/2016 (conversion of Provisional Measure No. 727/2016), the Federal Government created the Investment Partnerships Program (PPI), which, among other assignments, absorbed the duties provided by the National Privatization Program - PND.

On November 1, 2016, Decree No. 8,893 was issued by the Federal Government, defining the privatization of the aforementioned Eletrobras distribution companies as a national priority within the scope of the PPI and designated the National Economic and Social Development Bank (BNDES) as responsible by the privatization process.

On November 08, 2017 the Board of the Investment Partnership Program of the Presidency of Republic (CPPI) approved the Resolution No. 20, which states the minimum conditions and prices for the disposal by Eletrobras of shares representing its shareholding in the capital of companies Companhia Energética de Alagoas, Companhia Energética do Piauí, Companhia de Eletricidade do Acre, Amazonas Distribuidora de Energia S.A., Boa Vista Energia S.A. and Centrais Elétricas de Rondônia S.A.

On December 28, 2017, the 169th Extraordinary General Meeting approved the extension of the term for signing the contract for the transfer of the shareholding control held by Eletrobras in said distribution companies, as long as it occurs until July 31, 2018, under penalty of maintenance of the decision of the 165th Extraordinary General’ Meeting that determined the closure of temporary distribution services, as well as the liquidation of said distribution companies, which should also occur if ANEEL and/or the Granting Authority do not guarantee the right to provide distribution services on a temporary basis, until the effective transfer of the share control, by means of adequate remuneration.

The Company's shareholders evaluated the privatization model provided for in the aforementioned Resolution, in accordance with its financial and budgetary conditions, and on February 8, 2018, through the 170th Extraordinary General Meeting, approved the following topics:

•         Sale of the entirety of Eletroacre's shares, except one common share, held by Eletrobras, in a privatization auction for the price of BRL 50,000 (fifty thousand reais), associated to the granting of a new concession by the Granting Authority, including the assumption of Eletroacre's debts and/or conversion of debt in increase of capital, by Eletrobras, amounting up to BRL 113,779,871.99 (one hundred and thirteen million, seven hundred and seventy-nine thousand, eight hundred and seventy-one reais and ninety-nine cents) until July 31, 2018, as established by the 169th EGM.

•         Assumption by Eletrobras of Eletroacre's rights, connected to the Fuel Consumption Account - CCC and the Energy Development Account - CDE, recognized in the Financial Statements of the distribution company at the base date of the assessments considering the adjustments up to June 30, 2017 in de amount BRL 296,167 thousand (two hundred and ninety-six million one hundred and sixty-seven thousand reais), and Eletrobras shall, on the other hand, assume obligations in equivalent amounts, as established in the Resolution of the Investment Partnership Board - CPPI number 20, with the amendments to Resolutions 28 and 29.

•         Sale of the entirety of the Ceron’s shares, except one common share, held by Eletrobras, in a privatization auction for the price of BRL 50,000 (fifty thousand reais) to the granting of a new concession by the Granting Authority, including the assumption of Ceron's debts and/or conversion of debts in capital increase by Eletrobras amounting up to BRL 1,872,522,463.42 (one billion, eight hundred seventy-two million, five hundred twenty-two thousand, four hundred and sixty-three reais and forty-two centavos) until July 31, 2018, as established by the 169th EGM.

•         Assumption by Eletrobras of Ceron's rights relating to the Fuel Consumption Account (CCC) and the Energy Development Account (CDE), recognized in the Financial Statements of the distribution company at the base date of the assessments considering the adjustments up to June 30, 2017 up to BRL 3,847,293 thousand (three billion, eight hundred forty-seven million, two hundred and ninety-three thousand reais), and Eletrobras shall, on the other hand, assume obligations in equivalent amounts, as established in the Resolution of the Investment Partnership Board - CPPI number 20 with the amendments to Resolutions 28 and 29.

•         Sale of all the shares of Boa Vista Energia, except one common share, owned by Eletrobras, in a privatization auction for the price of BRL 50,000 (fifty thousand reais) associated with the granting of a new concession by the Granting Authority, including the assumption of Ceron's debts and/or conversion of debt in increase of capital, by Eletrobras, amounting up to BRL 342,120,486.20 (three hundred and forty-two million, one hundred and twenty thousand, four hundred and eighty-six reais and twenty cents) within the period up to July 31, 2018 as established by the 169th EGM.

•         Assumption by Eletrobras of rights of Boa Vista Energia, referring to the Fuel Consumption Account - CCC and the Energy Development Account - CDE, recognized in the Financial Statements of the distribution company at the base date of the assessments considering the adjustments up to June 30, 2017 in the amount up to BRL 278,360 thousand (two hundred and seventy-eight million, three hundred and sixty thousand reais), and Eletrobras shall, on the other hand, assume obligations in equivalent amounts, as established in the Resolution of the Investment Partnership Board - CPPI number 20, with the amendments to Resolutions 28 and 29.

•         Sale of all shares, except 1 (one) common share, issued by Amazonas Distribuidora de Energia S.A (hereinafter referred to as “Amazonas Energia”), owned by Eletrobras, in a privatization auction to be conducted by Brasil, Bolsa, Balcão S.A. – B3, for the price of BRL 50,000.00 (Fifty Thousand Brazilian Reais), connected to the granting of concession by the Granting Power for the term of 30 (thirty) years, under the terms of Paragraph 1-A of Article 8 of Law 12783/2013 and in accordance with the conditions established in the Resolution of the Investment Partnership Program Council - CPPI number 20, dated November 8, 2017, with the amendments to the Resolutions of the Investment Partnership Program Council - CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017, including the assumption by Eletrobras of debts of said Distribution Company and/or conversion of debts of said Distribution Company in capital increase by Eletrobras, amounting up to BRL 8,911,866,558.94 (Eight Billion, Nine Hundred and Eleven Million, Eight Hundred Sixty-Six Thousand, Five Hundred and Fifty-Eight Brazilian Reais and Ninety-Four cents), provided that: (i) the unbundling of generation and transmission activities from the distribution activities of Amazonas Distribuidora de Energia S.A., with the transfer of Amazonas Geração e Transmissão S.A. to Eletrobras, happens until March 2, 2018, without any additional assumption of obligations by Eletrobras, in addition to those set forth in the Resolution of the Investment Partnership Program Council - CPPI number 20, dated November 8, 2017, as amended by the Resolutions of the Investment Partnership Program Council - CPPI number 28, dated November 22, 2017, and number 29, dated December 28, 2017; (ii) Amazonas Energia, prior to the assumption by Eletrobras of debts of said Distribution Company and/or conversion of debts of said Distribution Company in the capital increase referred to in this item 10, transfer the entirety of the shares issued by Amazonas Geração e Transmissão S.A. - Amazonas GT for Eletrobras and/or third party, aiming at the partial settlement of its debts and whose amount will be deducted from the adjustment amount of BRL 8,911,866,558.94 (Eight Billion, Nine Hundred and Eleven Million, Eight Hundred and Sixty Six Thousand, Five Hundred and FiftyEight Brazilian Reais and Ninety-Four cents), except for subitem (iii), since it is not part of the model approved in the CPPI Resolution no. 20, of 2017;

•         Assumption by Eletrobras of the rights of Amazonas Energia, referring to the Fuel Consumption Account - CCC and the Energy Development Account - CDE, recognized in the Financial Statements of the distribution company at the base date of the assessments considering the adjustments up to June 30, 2017 amounting BRL 4,055,549 thousand (four billion, fifty-five million, five hundred and forty-nine thousand reais), and Eletrobras shall, on the other hand, assume obligations in equivalent amounts, as established in the Resolution of the Investment Partnership Board - CPPI number 20 with the changes to number 28 and 29.

•         Sale of the entirety of Cepisa's shares, except one common share owned by Eletrobras, in a privatization auction for the price of BRL 50,000 (fifty thousand reais) associated with the granting of a new concession by the Granting Authority, including the assumption of Cepisa's debts and/or conversion of debts in an increase of capital, by Eletrobras, amounting up to BRL 50,000 (fifty thousand reais) up to July 31, 2018, as established by the 169th EGM.

•         Sale of the entirety of Ceal's shares, except one common share, held by Eletrobras, in a privatization auction for the price of BRL 50,000 (fifty thousand reais) associated with the granting of a new concession by the Granting Authority, including the assumption of Ceal's debts and/or debt conversion in an increase of capital, by Eletrobras, amounting up to BRL 50,000 (fifty thousand reais) up to July 31, 2018, as established by the 169th EGM, provided that the approval of the agreement regarding the payment of salary differences arising from the Bresser Plan occurs.

•         Dissolution and liquidation of the respective distribution companies whose transfer of share control was approved in the aforementioned items, in the event of noncompliance with the conditions established for Amazonas Energia and Ceal or, within the period established by the 169th EGM, July 31, 2018 for the signature of the transfer agreement of the shareholding control held by Eletrobras in the Distribution companies.

•         The free transfer, by Eletrobras, of the preemptive right to subscribe for new shares to be issued by the distribution companies whose share control transfers are approved in the terms above, within the scope of the capital increase to be made by the new controller(s) of the Privatization Auctions, for employees and retirees of the respective distribution companies;

•         The delegation of powers to the Board of Directors of Eletrobras to resolve on the exercise of Eletrobras' option to increase the shareholding in up to 30% of the capital stock of the distribution companies whose share control transfers are approved under the terms of the above items within up to 6 months from the date of execution of the respective share control transfer agreement. The contribution to each distributor, if it occurs, should respect the following amounts:

Distributors	Disbursement by Eletrobras (30%)
Amazonas Energia	210,587
Boa Vista Energia	75,428
Ceal	233,902
Cepisa	308,964
Ceron	103,329
Eletroacre	102,345
Total	1,034,555
(In Thousands of Brazilian Reais)

Below is a summary of the impacts described above to facilitate the visualization of the effects:

06/30/2017	ELETROACRE	CERON	Boavista Energia	Amazonas Energia	CEPISA	CEAL
Excess of Liabilities Over
Assets	(407,371)	(1,599,224)	(710,094)	(10,103,344)	(1,270,323)	(695,833)
Selling Value	50	50	50	50	50	50
Conversion of Debt/Capital
Increase up to	113,780	1,872,522	342,120	(*) 8,911,866	50	50
Assumption of CCC/CDE Debt
Claims up to	296,167	3,847,293	278,360	4,055,549	-	-
(*) Such value will be deducted from the amount connected to the datio in solutum of shares of Amazonas GT which Amazonas Distribuidora shall make to Eletrobras

In view of this definition, the distribution companies of Eletrobras proceeded to rebound the portion of the financial asset in the corresponding proportion, until July 31, 2018, the limit date authorized by the 170 EGM to remain responsible for the operation and maintenance of the public services of the distribution companies.

The Company based on the complementary valuation report dated February 20, 2018 shows below the impacts of the de-verticalization of Amazonas D, whose net assets to be transferred to the Amazonas GT are basically comprised of the assets and liabilities connected to the Independent Electric Power Producers ( PIEs) currently recognized in Amazonas D.

Unbundling of Amazonas Energia - Impacts on	12/31/2017	Values to be	12/31/2017
Amazonas Distribuidora		Converted	After Unbundling
Financial assets	2,998,495	(45,455)	2,953,040
Fixed Assets	1,185,412	(1,050,489)	134,923
Intangible Assets	73,103	(720)	72,383
Assets Not Impacted	7,248,136	-	7,248,136
Total Assets	11,505,146	(1,096,664)	10,408,482
Commercial Lease	1,077,820	(1,077,820)
Allowance for Excess of Liabilities Over Assets in
Subsidiaries	362,792	(18,844)	343,948
Liabilities Not Impacted	21,064,069	-	21,064,069
Total Liabilities	22,504,681	(1,096,664)	21,408,588
Total Owner’s Equity	(10,999,535)	-	(10,999,535)

Unbundling of Amazonas Energia - Impacts on	12/31/2017	Values to be	12/31/2017
Amazonas GT		Converted	After Unbundling
Fixed Assets	1,943,631	1,096,664	3,040,295
Assets Not Impacted	997,197	-	997,197
Total Assets	2,940,828	1,096,093	4,037,492
Commercial Lease		1,077,820	1,077,820
Liabilities Not Impacted	3,387,367	-	3,387,367
Total Liabilities	3,387,367	1,077,820	4,465,187
Retained Losses	(881,063)	18,844	(862,219)
Owner’s Equity Not Impacted	434,524	-	434,524
Total Owner’s Equity	(446,539)	18,844	(427,695)

Scenario of Dissolution of Liquidation of the Distribution companies

As disclosed in the Financial Statements, the Company is committed to the plan of sale of the Distribution Companies and expects to complete it until July 31, 2018. However, in view of the disclosure required by CPC 25, the Company presents in the table below the amounts estimated incremental cost of settlement for each of the distribution subsidiaries in question for a possible settlement scenario, which the Company considers as a remote scenario, since it is one of the guidelines set forth in the Administration's proposal of the 170th AGE:

Liquidation Cost - On 12/31/2017
AmE D	13,415,119
Ceron	3,512,707
Eletroacre	665,599
Boa Vista	834,343
CEAL	1,380,945
CEPISA	1,744,537
Total	21,553,070

For the aforementioned estimate, the following assumptions were considered:

•         Cost of personnel dismissal:

For the settlement cost, a 50% FGTS fine was estimated for each distribution company added 2 times of the projected sheet as a preliminary notice resulting in the amount of BRL 1.17 billion.

•         Financial Asset - in progress:

The financial asset of the concession was treated as an indemnifiable asset in the settlement calculation. However, a 10% gloss of the current financial asset value of the December 2017 position was adopted as a premise. This premise was established assuming that, on average, 5% of these assets are not unitized in the average of the distribution comapnies of Brazil. As the distribution companies of Eletrobras have a lower performance history than the others, conservatively double the gloss was adopted, resulting in the amount of BRL 156 million.

•         Customers:

For the purposes of the settlement calculation, the Customer account already net of Provision for Receivables Losses (PCLD) was treated as balance. However, adjustments have been made since according to how long the invoices are due, the probability of realization of these assets is lower. Accordingly, the following assumptions were adopted for the customer account already discounted to PCLD:

a)          Falling due - adjustments were not made considering current invoices received from the distribution company, it has not yet become past due debt;

b)         Up to 90 days Overdue – 20% gloss

c)         More then 90 days Overdue – 50% gloss

d)         Renegotiated Credits – 50% gloss

In this scenario, the estimated impact is BRL 739 million.

•         Possible Contingencies.

Under accounting regulations, 100% of the provisions for losses classified as probable are recorded. Therefore, the provisions considered possible and remote are not recorded in the liabilities, although they are broken down in the explanatory notes of the companies. Thus, it was adopted as a premise that 30% of provisions classified as possible will be included in the calculation of the settlement cost, in an attempt to quantify the increase in the legal issues that a settlement process will bring to the companies.

b. book, purchase or sale of shareholding interest

Sale of controlling interest in subsidiaries

On November 8, 2017, the Board of the Investment Partnerships Program of the Presidency of the Republic (CPPI) approved Resolution No. 20 containing the minimum conditions and prices for disposal by Eletrobras of shares representing its shareholding in the Company's capital stock Energética de Alagoas, Companhia Energética do Piauí, Companhia de Electricidade do Acre, Amazonas Distribuidora de Energia S.A., Boa Vista Energia S.A. and Centrais Elétricas de Rondônia S.A.

Eletrobras considered the Technical Pronouncement - CPC 31 - Non-Current Assets Held for Sale, and evaluated that, as of December 31, 2017, the distribution companies Companhia Energética do Piauí, Companhia de Eletricidade do Acre, Boa Vista Energia S.A. and Centrais Elétricas de Rondônia S.A. reached the classification criteria as held for sale, however for the distribution companies Companhia Energética de Alagoas and Amazonas Distribuidora de Energia S.A. there are still conditions that don't allow such classification.

This classification of assets held for sale was not considered a discontinued operation, since the Company still has activities not classified as held for sale in the distribution segment with the two distribution companies mentioned above.

The description of the assets as well as the facts and circumstances that led to the expected sale are described in detail in note 2. The Company emphasizes that it is committed to a sale plan of the subsidiaries, already conducting a consistent program of identification of buyers and expects that the sale be completed by July 31, 2018.

The main assets and liabilities of subsidiaries classified as held for sale on December 31, 2017 are shown below:

	Eletrobras	CEPISA	CERON	Eletroacre	Boa Vista	Not Kept for sale	Asset and Liabilities Kept for Sale - Total
	12/31/2017	12/31/2017	12/31/2017	12/31/2017	12/31/2017	12/31/2017	12/31/2017
Cash and Cash Equivalents	-	11.547	18.532	10.401	5.358	-	45.838
Customers	-	682.826	284.384	189.610	123.630		1280.450
Financing and loans	1,482,907	-					1,482,907
Taxes and Social Contributions	-	20.832	25.945	9.704	16.218		72.699
Right of Reimbursement	-	19.562	3,963,217	304.530	289.250	(4,421,820)	154.739
Financial Assets	-	854.482	1,198,009	429.813	217.846		2,700,150
Fixed Assets	-	38.742	27.332	7.853	16.742		90.669
Intangible Asset	-	49.066	23.390	14.392	5.712		92.560
Other assets	-	624.475	423.079	104.554	120.259	(1,492,039)	219.672
All Assets of the Subsidiary	1,482,907	2,301,532	5,963,888	1,070,857	795.015	(5,913,859)	5,700,340
Classified as Held for Sale
Suppliers	-	203.335	3,415,498	519.003	969.416	(548,881)	4,558,371
Borrowings and Financing	-	2,322,825	1,365,157	508.244	312.254	(3,800,527)	707.953
Taxes and Social Contributions	-	269.221	77.016	225.606	29.021		600.864
provision for uncovered	4,805,946	-	-	-	-	(4,805,946)	-
liabilities in investees
Provision for Contingencies	-	169.613	261.876	122.060	61.252	-	614.801
Onerous Contract	-	-	167.257	-	2.876	-	170.133
AFAC	-	346.357	-	77.115	89.975	(513,447)	-
Other Liabilities	-	434.648	2,878,215	129.564	121.317	2,569,252	994.492
Liabilities of Subsidiary
Associated with Assets	4,805,946	3,745,999	8,165,019	1,581,592	1,586,111	12,238,053	7,646,614
Classified as Held for Sale

Subsidiary Sale

On February 14th, 2017, the CELG D Share purchase agreement was signed between Eletrobras, Companhia Celg de Participações - CELGPAR and ENEL BRASIL S/A, disposing of the amount of shares of CELG D belonging to Eletrobras for ENEL BRASIL S/A.

Eletrobras received, on this date, the amount of BRL 1,065,266 thousand connected to said disposal and recognized a gain in the result of the period ended March 31, 2017 connected to the sale of the subsidiary amounting to BRL 1,524,687 thousand.

c. unusual events or operations

Business Combination

Chuí Holding S/A

On December 28, 2017, the subsidiary Eletrosul concluded the capitalization in Chuí Holding S/A of the amount of BRL 431,913 thousand contributed as an advance for future capital increase. The shareholding increased from 49% to 86.57%, due to dilution of interest in capital. Also on the same date, the Company transferred the amount of 50,228,188 common shares to Brave Winds Generadora III S/A, adjusting the amount transferred to BRL 338,608 thousand, and, after the assignment, holds the control with 78% of the capital of Chuí Holding S/A. The measurement of the value of the minority interest in capital was due to the proportion of participation in the Company's fair value.

On December 29, 2017, the Company paid the shares held in the capital of Chuí Holding S/A in the capital stock of Santa Vitória do Palmar Holding S/A. As of that moment, Chuí Holding S/A started to be controlled by Santa Vitória do Palmar Holding S/A.

The business combination generated goodwill of BRL 224,789 thousand, recorded in the investments subgroup. Goodwill represents the difference between the value of the business (consideration transferred = payment of AFACs and exchange of shares) and the fair value of identifiable assets less the fair value of liabilities assumed. The increase in Eletrosul's stake is a consequence of the FIP not monitoring the resources needed to complete the wind farms. The stock exchange seeks to standardize the shareholders' holdings and preserve the rights agreed between them.

Santa Vitória do Palmar Holding S/A

On December 28, 2017, the subsidiary Eletrosul completed the capitalization in Santa Vitória of Palmar Holding S/A of BRL 37,945 thousand, contributed as an advance for future capital increase. With the capitalization, the shareholding increased from 49% to 53.63%, due to dilution of capital. Also on the same date, the Company received in exchange from the Stockholder Brave Winds Geradora S/A, the amount of 101,925,081 common shares, adjusting the consideration effectively transferred to BRL 65,528 thousand, becoming the control with 78% of the capital of Santa Vitória do Palmar Holding S/A.

The increase in Eletrosul's stake is a consequence of the FIP not monitoring the resources needed to complete the wind farms. The stock exchange seeks to standardize the shareholders' holdings and preserve the rights agreed between them.

On December 29, 2017, with the capitalization of the shares held by the shareholders, Chuí Holding became a wholly-owned subsidiary of Santa Vitória do Palmar. The measurement of the value of the minority interest in capital was due to the proportion of participation in the Company's fair value.

The Company will make the final valuation of the acquisition and any adjustments, if any, will be accounted for retrospectively, according to CPC 15 - Business Combination.

Livramento Holding S/A

On December 28, 2017, the subsidiary Eletrosul concluded the capitalization in Livramento Holding S/A of the amount of BRL 221,465 thousand, contributed as an advance for future capital increase. With the capitalization, the equity interest increased from 59% to 73.84%, due to dilution of capital. Also on the same date, as a result of the shareholders' agreement, the Company received in exchange from the Brazilian Electricity Stockholder – Investment Fund (FIP), the amount of 20,481,425 common shares, adjusting the consideration effectively transferred to BRL 223,183 thousand, becoming the controlling shareholder, after 78% of Livramento Holding S/A.

The increase in Eletrosul's stake is a consequence of the FIP and ELOS not having accompanied the resources needed to complete the wind farms. The stock exchange seeks to standardize the shareholders' holdings and preserve the rights agreed between them. The measurement of the value of the minority interest in capital was due to the proportion of participation in the Company's fair value.

The Company will make the final valuation of the acquisition and any adjustments, if any, will be accounted for retrospectively, according to CPC 15 - Business Combination.

Regulatory Environment

Eletrobras acts in all segments of the Brazilian electrical sector, in the generation, transmission, distribution and marketing of electrical energy, in addition to being a manager of sector-specific funds, it has relevant influences arising from changes to the regulatory environment.

The highlight in 2017 was due to the intension of the Ministry of Mines and Energy of Eletrobras’ privatization. The Deliberation was approved by the Board of the Investment Partnership Program (“CPPI”). In addition to this, in January 2018, the draft Law on the privatization and modeling of the sale of Eletrobras was submitted to the National Congress, in addition to amending Laws No. 10,438 of April 26, 2002, Law No. 9,991 of December 24, July 2000 and Law No. 5.899 of July 5, 1973. The content of the bill in full may be accessed on the website of the Ministry of Mines and Energy.

In March 2018, Resolution No. 30 of the Presidency's Investment Partnerships Program Board ("CPPI Resolution 30") of March 19, 2018 was approved, which deals with the implementation and monitoring of the privatization process of Centrais Elétricas Brasileiras S.A. - Eletrobras.

It is important to emphasize that the implementation of this operation still depends on other governmental authorizations, assessment of the legal and regulatory authorizations that will be necessary, evaluation of the model to be adopted and observance of the specific procedures, since it is a mixed economy society, (B3 - Brasil, Bolsa, Balcão), New York (NYSE) and Madrid (Latibex), as well as evaluating the contractual obligations assumed by the company.

Provisional Measure No. 814 of December 28, 2017, amending Law No. 12,111, of December 9, 2009, which provides for the electric power services in Isolated Systems, and Law No. 10,438, of April 26, 2002, which provides for the expansion of the emergency electric power supply, extraordinary tariff recomposition, creates the Program for Incentive to Alternative Energy Sources - Proinfa and the Energy Development Account - CDE and provides for the universalization of the public electricity service. This measure revokes article 31 of Law 10,848/2004, which excluded Eletrobras and its subsidiaries - Furnas, Companhia Sanidro, Eletronorte, Eletrosul and Companhia de Generação Térmica de Energia Elétrica (CGTEE) - of the National Privatization Program .

Regarding the sector resources management function, Law 13,360/2016 was issued, which determined that, by May 1, 2017, CCEE will assume the responsibilities of administration and movement of sector funds. Energy Development Account ("CDE"), the Fuel Account ("CCC") and the Global Reversion Reserve ("RGR"), previously attributed to Eletrobras, which will enable Eletrobras to focus all its efforts on the generation, commercialization and transmission of energy businesses, as your business strategy.

In addition to the aforementioned events, attention should be drawn, per segment, to the following changes that impacted Eletrobras in 2017:

Generation

In July 2017, the Ministry of Mines and Energy, through process No. 48000.001405/2016-67, issued Technical Note 05 which suggests a series of legal measures that will enable the future of the electricity sector with long-term sustainability. The new regulatory framework brings improvements to the sector as follows:

1.    Decisions guiding reform of cohesion elements: packages of perennial policy measures;

2.    Flexibility of the electric sector model: allows model unlocking and dynamic management of systemic and commercial risks;

3.    Adequate allocation of costs between agents: correction and rationalization of subsidies;

4.    Sustainability Measures: proposals for the misjudgment and distribution of income of the sector's assets.

Through ANEEL Homologating Resolution No. 2,265/2017, within the scope of the process of annual adjustment, ratified the annual revenue from generation by the hydroelectric power plants whose concessions were renewed in 2013 (“RAGs”), in accordance with Law 12,783/2013. An average variation of 0.6% was verified for the Eletrobras plants between the RAG of the 2016-2017 cycle and the RAG of the 2017-2018 cycle, as shown in the table below:

Company	Power Plant	RAG 2016-2017 Cycle* (BRL)	2017-2018 RAG Cycle** (BRL)	Variation (%)
CHESF	Boa Esperança	50,423,649.95	48,803,465.48	-0.03
	Complexo Paulo Afonso	540,592,583.98	527,311,662.31	-0.03
	Funil - BA	6,140,599.05	8,912,943.13	0.45
	Itaparica (Luiz Gonzaga)	209,243,762.78	212,288,732.81	0.02
	Pedra	3,845,827.91	3,681,606.84	-0.04
	Xingó	398,752,712.87	405,546,778.14	0.02
ELETRONORTE	Coaracy Nunes	12,073,482.02	11,254,603.33	-0.07
FURNAS	Corumbá I	59,886,985.42	60,753,170.19	0.01
	Estreito (L.C. Barreto)	133,063,582.42	148,407,001.86	0.12
	Funil - RJ	28,961,571.79	28,006,827.58	-0.03
	Furnas	227,449,454.35	212,604,018.19	-0.07
	Marimbondo	187,616,445.02	202,562,410.10	0.08
	Porto Colômbia	45,383,282.51	44,206,525.56	-0.03
TOTAL ELETROBRAS		1,903,433,940.07	1,914,339,746	0.006
(*) Data of the Homologating Resolution No. 2,107/2016
(**) Data of the Homologating Resolution No. 2,265/2017

Transmission

The Homologating Resolution No. 2,258/2017 established Allowed Annual Revenue (RAP) for utilities for the public service of transmission of electrical energy for the cycle of 2017-2018 (07/01/2017 to 06/30/2018). In addition to the correction for inflation, the increase in the RAPs was due to the start-up of authorized reinforcements and improvements, and, above all, due to the beginning of payment of the indemnities provided for in Normative Resolution No. 762/2017, of the reversible assets not yet amortized in accordance with art. 15, Paragraph 2, of Law No. 12,783/2013. On 12/31/2017 RAP of Eletrobras companies was approximately BRL 11.2 billion, according to the following table, representing an increase of 174% compared to 2016.

Company	RAP 2017 (BRL million)
Chesf	3,153.54
Eletronorte	1,946.65
Eletrosul	1,382.64
Furnas	4,720.11
Amazonas GT	46.86
TOTAL	11,249.81

In 2017, in order to increase the attractiveness required for investments in the sector, ANEEL established new conditions for transmission auctions. There were changes in the conditions of execution and return of the guarantees of faithful fulfillment. The minimum term for the progressive implementation of the guarantees for delay in the schedule of the project went from 60 to 90 days. In addition to this, implementation was extinguished due to delays in the basic project presentation milestones, obtaining of environmental licenses and purchase and delivery of equipment.

During the year 2017, there were important changes in the regulatory environment that directly impacted the transmission business, among which the following stand out:

• Normative Resolution No. 758/2017 - Established the general conditions for the incorporation of the Other Transmission Facilities - DIT in Fixed Assets of the utilities of the public electricity distribution service. With the transfer of these facilities, an RAP loss of BRL 22 million is estimated for Eletrobras companies and an indemnity to be received in the order of BRL 49 million.

• Normative Resolution No. 762/2017 - Defined the procedures and criteria to be used in calculating the cost of capital to be added to the Annual Revenue Allowed - RAP of each transmission utility covered by Law No. 12,783/2013, in accordance with the Ordinance MME No. 120/2016. According to the regulations, the assets set forth in Article 15, paragraph 2, of Law 12,783/2013 (assets considered as not depreciated as of May 31, 2000), now comprise the Regulatory Remuneration Base (BRR) of electric power transmission utilities. The cost of capital of the transmitters, composed of remuneration and regulatory reintegration membership interests, connected to the aforementioned BRR, became part of the respective Annual Revenue Allowance (RAP), in the tariff cycle started on July 1, 2017, with two components: i) economic - the cost of capital of the assets with residual useful life on July 1, 2017, to be received for the remaining term of their useful lives; and (ii) financial - the cost of capital not incorporated from January 1, 2013 to June 30, 2017, to be received within 08 tariff cycles.

It occurs that on April 10, 2017, a decision granted provisional relief, by the 5th Federal Court of the Federal District, ordering ANEEL to exclude the financial component of the Transmission System Use Tariff (TUST).  Due to this decision, ANEEL issued Order No. 1,779/2017, in which it complied with it, extending its application to all users of the transmission system.  The effects of the aforementioned preliminary ruling have already been applied to the process of homologation of the annual adjustment of the RAP for the 2017-2018 tariff cycle, and will last for the future tariff cycles while the judicial decision is in force.

Decree No. 3,577/2017 - Approves the Transfer Plan submitted by Eletrosul as an alternative to the extinction of the concession granted by Concession Agreement No. 1/2015-ANEEL, observing the following: (i) Eletrosul's shareholding as a shareholder of the Specific Purpose Company - SPE to be created by Shanghai Electric Power Transmission & Distribution Co. Ltd. limited to the amount invested until the transfer of control after the incorporation of the SPE, and such limitation will last between the execution of the Addendum to the Concession Agreement and the issuance of all the respective Definitive Release Terms - TLDs and release by ANEEL of the Guarantee of Fulfillment.

• Decrees Nos. 4,279/2017, 4,280/2017, 4,281/2017 and 4,282/2017 - These regulations send to the Ministry of Mines and Energy - MME a proposal for the expiration of Concession Agreements No. 5/2007, No. 15/2012, No. 18/2011 and No. 19/2011, respectively, entered into with Chesf, pursuant to art.    38 of Law 8,987/1995, and determines the application of applicable contractual sanctions.

• In the year 2017 ANEEL established 08 Public Hearings and 03 Public Consultations ("CP") related to the electric power transmission segment. Attention should be drawn to the Public Hearing - ("AP") nº 41/2017 and the Public Consultation - CP nº 12/2017, considering the relevance of the themes and potential impacts for the Eletrobras transmitters.

Considering that in July 2018, the Tariff Review of electricity transmission companies, whose concession contracts were extended pursuant to Law No. 12,783/2013, was approved, PD 41/2017, which deals with the improvement of the proposed regulation of electricity transmission. periodic review of the Annual Revenues Allowed - RAP of the electric power transmission facilities, specifically in relation to the rules for calculation of the Regulatory Remuneration Base - BRR and Other Revenues.

It is important to highlight here the effective participation of Eletrobras companies in all phases of the debate with the sending of structured and substantiated contributions in order to subsidize the discussion of a model that best represents the services provided by energy transmitters, since the process of periodic review is fundamental for the economic and financial balance of electric power transmission utilities and constitutes an opportunity for the establishment of a fair and adequate remuneration.

Thus, seeking a fair and adequate representation for their services, their role in the National Interconnected System (SIN) and the environment in which they operate, Eletrobras companies, in a joint contribution, submitted proposals for consultation.

Regarding CP No. 12/2017, introduced on October 11, 2017, it deals with the improvement of the regulation of the public electricity transmission service associated with the direct current transmission facilities, especially with regard to the definition of Functions of Own transmission to the system.

The regulation of the topic is of great relevance for Eletrobras, given the financial impact observed due to the application of high discounts of Variable Parcel - PV to the systems of transmission in direct current, since it does not have its own regulation and is being treated by analogy with alternating current systems.

Eletrobras has played an active role in the search for adequate regulation of the technical and operational peculiarities of DC systems, and has forwarded to ANEEL a proposal to amend Normative Resolutions No. 191/2005, No. 669/2016 and No. 729/2016.

The regulation of DC transmission systems will continue in 2018.

Distribution

In the distribution segment, it is worth mentioning the advancement of the assessments about the privatization of the distribution companies progressed - Companhia de Eletricidade do Acre – Eletroacre, Centrais Elétricas de Rondônia S.A - Ceron, Amazonas Distribuidora de Energia S.A – Amazonas Energia, Boa Vista Energia S.A - Boa Vista Energia, Companhia Energética de Alagoas – Ceal and Companhia Energética do Piauí – Cepisa, in accordance with the decision of the 165th Extraordinary General Meeting (“EGM”).

In December, Ordinance No. 468 of the Ministry of Mines and Energy ("MME") of December 4, 2017 was published, which extends the deadline established by MME Ordinances No. 420, No. 421, No. 422, No. 423, No. 424 and No. 425, dated August 3, 2016, for the provision of temporary distribution services, under the terms and conditions established in MME Ordinance No. 388, of July 26, 2016, by the Distribution companies until the assumption of a new utility or until 31 July 2018, whichever occurs first.

Accordingly, EGM 169, which occurred on December 28, 2017, approved the rectification of item 7.9 of the 165th EGM, and extended the deadline for signing the share control agreement held by Eletrobras at the distribution companies referred to above, since which occurs until July 31, 2018.

Through Resolution 20 of the Board of the Investment Partnerships Program of the Presidency of the Republic, the modeling for the process of sale of distribution companies was defined as established rules and deadlines. All assessments regarding distribution companies are available on our website.

On 09/28/2017 ANEEL's Homologatoing Resolution No. 2,306 OF SEPTEMBER 26, 2017, was published in the Federal Government’s Official Gazette, reporting the result of the Annual Tariff Adjustment for 2017, the Energy Tariffs - TE and the Use of the Distribution System - TUSD referring to Companhia Energética de Alagoas - CEAL.

The readjustment contemplated the relaxation provided for in the Public Hearing of ANEEL No. 32/2017, however, art. 6 of the aforementioned resolution approved the value of BRL 113,562,362.10 (one hundred thirteen million, five hundred and sixty-two thousand, three hundred sixty-two Brazilian Reais and ten cents) connected to the deferral of the amounts of Portion B and Non-Technical Losses, which should be considered in the next tariff process, updated by SELIC.

Tariff Readjustment Index – IRT 2017	ED Acre	ED Alagoas	ED Amazonas	ED Piauí	ED Rondônia	ED Roraima
Economic IRT	7.40%	11.65%	18.31%	14.69%	2.07%	35.46%
Installment A	-0.20%	7.62%	8.24%	11.58%	0.08%	13.94%
Installment B	7.60%	4,03%	10.07%	3.11%	1.99%	21.53%
Financial Components	2.67%	9.95%	0%	13.11%	0.89%	-4.88%
Total IRT	10.07%	21.60%	18.31%	27.80%	2.96%	30.58%
Deferral	0%	8.17%	-5.98%	-8.51%	0%	-18.59%
Captive Consumer Average Effect	1.51%	21.60%	17.13%	27.63%	8.27%	35.26%

On March 31, 2017, Resolution No. 2,214 of March 28, 2017 was published in the Federal Official Gazette, which republished the distribution companies' tariffs, in order to provide for the reversal of the Reserve Energy Charge - EER of the power plant UTN Almirante Álvaro Alberto - Unit III (Angra III).

On September 1, 2017, the MME Ordinance No. 346/2017 was published, which amends the MME Ordinance No. 388/2016, and provides that in the tariff process of 2017, ANEEL should, temporarily, flexibilize the regulatory parameters connected to operating costs and non-technical losses, in order to allow the economic balance of the Concession to be tendered pursuant to art. 8 of Law No. 12,783/2013.

As established by ANEEL's Board of Directors, under Public Hearing 32/2017, this flexibilization adopted the average between the regulatory value of operating costs in the 2016 process and the actual cost incurred by the Distribution Companies designated by Eletrobras in the same period, which implied an increase of BRL 515,300,533.00, at the operating cost present in Portion B.

Further information on regulation of the electricity industry may be found at the ANEEL’s website.

10.4 – Significant changes in accounting practices – Reservations and emphases in the auditor's opinion

a. significant changes in accounting practices

New and revised standards adopted without relevant effects in the consolidated financial statements for the last three accounting years

Financial year ending as of December 31, 2017

The International Accounting Standards Board (IASB) has published or amended the following accounting pronouncements, guidelines or interpretations, which should be adopted in subsequent periods (the Company will not adopt in advance):

IFRS 9/CPC 48 - Financial Instruments

IFRS 9/CPC 48 addresses the rating, measurement and recording of financial assets and financial liabilities.  The main changes that this statement brings are:

i.  New criteria for rating of financial assets;

ii. New model of impairment for financial assets, based on expected losses, replacing the current model of losses incurred; and

iii. Changes in requirements for adoption of hedge accounting.

•          Financial assets

IFRS 9/CPC 48 has a new approach to classifying and measuring financial assets that reflect the business model in which assets are managed and their cash flow characteristics.

Instruments maintained according to a business model whose purpose is to receive contractual cash flows and which have such flows referring exclusively to payments of principal and interest are generally measured at amortized cost.

Those that are maintained within a business model whose objective is achieved both by receiving contractual cash flows and by the sale of financial assets and having contractual terms that establish only payments of principal and interest on the remaining principal, are generally measured at "fair value recognized through other comprehensive income" (FVTOCI).

All other debt instruments and investments in equity securities are measured at fair value at the end of subsequent accounting periods.

The Company is evaluating and documenting the business models for its financial assets, disclosed in explanatory note 46. Based on its preliminary assessment, the Company does not consider that the new rating requirements will have a significant impact on the accounting of its financial assets.

Financial assets from Concession Agreement:

According to ICPC 01, utility infrastructures are not recognized by the concessionaire as fixed asset, since it is considered that the operator does not control such assets, being recognized according to one of two (intangible asset and/or financial asset), the accounting models, depending on the type of commitment of the remuneration of the operator assumed by the granting authority under the contract.

In transmission segment the Company considers that it is not exposed to demand risks and that revenue is derived based on the availability of the transmission line, and therefore, the entire infrastructure was registered as financial asset.

To all segments of the Company, the financial asset also includes the indemnity that will be made based on the portions of the investments linked to reversible assets, not yet amortized or depreciated, that have been realized with the objective of guaranteeing the continuity and current of the service granted.

In accordance with IFRS 9/CPC 48, the Company evaluated that the financial asset derived from the unconditional right to receive cash during the operation of the asset, currently classified as loans and receivables, will continue to be measured at amortized cost.

The company is evaluating changes in the measurement of the portion of the financial asset that will be realized through indemnification to fair value through profit or loss. No material impacts are expected from this change.

•          Impairment - Financial Assets

In relation to impairment of financial assets, IFRS 9/CPC 48 requires the expected loss model of financial assets, unlike the loss model incurred in IAS 39/CPC 38. The expected loss model requires the company to record the expectation of losses on financial assets from its initial recognition. In other words, it is no longer necessary for the event to occur before the credit loss is recognized.

The new expected loss model will be applied to financial assets measured at amortized cost or to FVTOCI model, with the exception of investments in equity instruments.

In accordance with IFRS 9/CPC 48, provisions for expected losses will be measured on one of the following bases:

- Credit losses expected for 12 months, that is, credit losses that result from possible delinquency events within 12 months after the base date; and

- Expected long-term credit losses, that is, credit losses that result from all possible delinquency events over the expected life of a financial instrument. This is one of the models to be followed in the case of financial instruments that do not contain a significant financing component, such as the Company's financial assets.

The Company expects that the application of the expected credit loss model contained in IFRS 9/CPC 48 will result in early recognition of certain credit losses, as well as requiring the Company to review its current provisioning policies. However, until now, the Company has not yet completed the measurement of the possible impact of this change.

•          Financial liabilities

The Company does not expect to designate financial liabilities as fair value through income. Therefore, material impacts connected to the rating of financial liabilities are not expected when adopting IFRS 9/CPC 48.

• Hedge accounting

The new general requirements for Hedge accounting maintained the three types of accounting mechanisms present in IAS 39/CPC 38 (cash flow hedge, fair value hedge and net investment hedge abroad). IFRS 9/CPC48 provides greater relaxation for which types of transactions are eligible for hedge accounting, especially by expanding on the types of instruments that qualify as a hedging instrument and the types of risk components of non-financial items eligible for hedge accounting. hedge Additionally, the effectiveness test was reviewed, no longer requiring retrospective evaluation, and replaced by the principle of "economic relationship", as well as eliminating the need to evaluate effectiveness in the range of 80% to 125%. Also, improvements were made to disclosure requirements of the Company's risk management.

The Company does not expect material impacts on the transactions currently designated as hedge accounting, disclosed in in an explanatory note to the 2017 Financial Statement, since the Company intends to maintain the current hedge accounting policy, as permitted by IFRS 9/CPC 48.

• Disclosures

IFRS 9 requires new disclosures, notably expected credit risk and credit losses, hedge accounting and measurement of financial assets and liabilities. The Company is conducting an analysis to identify possible changes in the current processes as a result of these new standards and will work on the implementation of changes in its systems and controls to meet them in the financial statements as of the period of its adoption.

• Transition

The Company will adopt the exemption, which does not allow restating comparative information from prior periods arising from changes in the rating and measurement of financial instruments (including expected credit losses).

The differences in the accounting balances of financial assets and liabilities resulting from the adoption of IFRS 9/CPC 48 will be recognized in shareholders' equity on January 1, 2018.

IFRS 15/CPC 47 - Revenues from contracts with customers

IFRS 15/CPC 47 will replace current revenue recognition guidance in IAS 18/CPC 30 (R1) - Revenue, IAS 11/CPC 17 (R1) - Construction Contracts and related interpretations when it becomes effective.

The fundamental principles of IFRS 15/CPC 47 are that an entity should recognize revenue to represent the transfer or promise of goods or services to customers in the amount that reflects its consideration of what amount it expects to be able to exchange for those goods or services. Specifically, the standard introduces a 5 step model for revenue recognition:

1. Identify the contract (s) with the customer.

2. Identify the performance obligations defined in the contract.

3. Determine the price of the transaction.

4. Allocate the price of the transaction to the performance obligations provided in the contract.

5. Recognize revenue when (or as) the entity meets each performance obligation.

Under IFRS 15/CPC 47, the entity recognizes revenue when the "control" of the goods or services of a given transaction is transferred to the customer.

The Company earns revenues mainly from the following sources:

a) Supply and provision of electric energy (generation and distribution)

The Company recognizes revenue at the fair value of the consideration receivable at the time that the energy is provided, by multiplying the billed consumption measured by the current tariff, in addition to recognizing the unbilled revenue through an estimate, corresponding to the energy consumption measured on the date of the last reading and the end of the period of the financial statements.

In accordance with IFRS 15/CPC 47, the Company may only account for the effects of a contract with a customer when it is probable that it will receive the consideration to which it will be entitled. In assessing whether the possibility of receiving the consideration is probable, consideration should be given only to the capacity and intention of the client to pay this amount. Thus, contracts entered into with clients that have a long history of default and that for various reasons are not with the power supply suspended, may not have their respective revenues recognized at the time of billing (since the receipt of the counterpart is not probable) and yes at the moment of actual receipt. The Company is evaluating if any of its clients are in this situation and expects that any impacts, if any, will not be relevant to the consolidated financial statements.

Regarding the supply revenue of the distribution segment, ANEEL evaluates the quality of service offered to consumers.  The quality of services provided includes the evaluation of the duration and frequency of interruptions in the supply of electricity. Of particular importance in the service quality aspect are the collective continuity indicators, DEC and FEC, and the individual continuity indicators DIC, FIC and DMIC. Once the individual indicators have not been met, the Company is obligated to reimburse customers, through a discount on the monthly energy consumption bill. These penalties are currently accounted for as operating expense. Accordingly, the Company will reclassify the amounts reimbursed for noncompliance with the individual indicators for its supply revenues around BRL 15.5 million based on amount of 2017, reducing the net amounts of revenues disclosed in the financial statements, due to their nature of discount. As for the collective indicators, because they have a fine nature to be collected by the Company, these will continue to be treated as an operating expense.

b) Sale of Energy in Trading Chamber – CCEE

The Company recognizes revenue by fair value of the consideration receivable at the time the surplus energy is traded within the scope of CCEE. The consideration corresponds to the multiplication of the amount of energy sold to the system by the Settlement Price of Differences (PLD). Based on its assessment, the Company does not expect the application of IFRS 15/CPC 47 to have an impact on this income in its financial statements.

c) Revenue for the availability of the electric energy grid

This revenue is made up by the service of distribution of the distribution network and remunerates the Company for the provision of the service to the final consumer, which comprises captive and free consumers, based on the collection of a tariff approved by ANEEL. Based on its assessment, the Company does not expect the application of IFRS 15/CPC 47 to have an impact on this category of income in its financial statements.

d) Amounts receivable from installment A and other financial items

Corresponds to changes in costs related to energy purchase and regulatory charges, occurring in the period between tariff readjustments and/or periodic revisions, in order to allow greater neutrality in the transfer of these variations to tariffs. Based on its assessment, the Company does not expect the application of IFRS 15/CPC 47 to have a significant impact on this income in its financial statements.

e) Revenue from construction of concession infrastructure

This revenue is constituted by investments in infrastructure, with the purpose of maintaining the operation until the end of the concession contract. The Company is remunerated primarily for the improvement of the infrastructure to provide electricity transmission and distribution services. The construction margin adopted is equal to zero, since since all construction revenue is related to the construction of infrastructure, so that in the exploitation of this infrastructure, the revenues of the activity are obtained. Based on its assessment, the Company does not expect the application of IFRS 15/CPC 47 to have a significant impact on these revenues in its financial statements.

f) Revenue from Operation and Maintenance

Corresponds to a percentage of annual allowed revenues - RAP, which is monthly informed by the ONS and intended for the remuneration of the operation and maintenance services, in order to avoid the interruption of the availability of the facilities. The Company recognizes revenue at the fair value of the consideration receivable at the time RAP's billing is informed. Based on its assessment, the Company does not expect the application of IFRS 15/CPC 47 to have a significant impact on these revenues in its financial statements.

g) Other Revenues

The Company has other sources of revenue from activities related to the public service concession, which may be inherent to its segments or revenues from accessory activities, as described in explanatory note 39. Based on its assessment, the Company does not expect the application of IFRS 15/CPC 47 to have a significant impact on these revenues in its financial statements.

• Transition

The Company will adopt IFRS 15/CPC 47 using the cumulative effect method, with initial application of the standard at the initial date (i.e., January 1, 2018). As a result, the Company will not apply the requirements of IFRS 15/CPC 47 to the comparative period presented.

IFRS 16/CPC 06 - Leasing

IFRS 16 replaces existing leasing standards, including CPC 06 (IAS 17) Leasing Operations and ICPC 03 (IFRIC 4, SIC 15 and SIC 27) Complementary Aspects of Leasing Operations. The abovementioned standard distinguishes between lease contracts and service contracts when an identified asset is controlled by a customer.

It introduces a single model for the accounting of leases in the balance sheet for tenants. A lessee recognizes a right of use asset that represents his right to use the leased asset and a lease liability that represents his obligation to make lease payments. Optional exemptions are available for short-term leases and low value items. The lessor's accounting remains similar to the current standard, that is, the lessors continue to classify the leases as financial or operating.

The Company has contracts that would fall within the scope of this new standard and the analysis of the impacts of the adoption of this pronouncement regarding the transition to the recognition of the right to use the assets in exchange for an obligation has not yet been completed due to the complexity of the new and the number of contracts that could fall within the scope of this standard. Accordingly, it was not possible to estimate the impacts on the Company's consolidated financial statements.

• Transition

As a lessee, the Company may apply the standard using one: (i) retrospective approach; or (ii) modified retrospective approach with optional practical dossiers.

The Company intends to apply IFRS 16 initially on January 1, 2019, using the second approach. Therefore, the lessee may choose, for each lease, a series of practical expedients will be applied in the transition. Eletrobras is evaluating the potential impact of these files.

•          Review of IFRS 10/CPC 36 (R3) and IAS 28/CPC 18 (R2)

Clarifies that in a transaction between investors and associates or joint venture, the recognition of the gain or loss is dependent on the assets sold or contributed constitutes a business. The IASB update is only to make it clear that this choice should be made separately, for each associate or joint ventures at fair value, through the result. Applicable for annual periods starting on or after January 1, 2018:

•          Changes to IFRS 2

Clarifies that the effects of vesting conditions on the measurement of a stock-based payment transaction settled in cash; the rating of a stock-based payment transaction with settlement characteristics by the net amount for tax withholding tax obligations; and accounting treatment when a change in the terms and conditions of an equity-based payment transaction changes its cash settlement rating for share liquidation. Applicable for annual periods starting on or after January 1, 2018:

•          Changes to IAS 40/CPC 28

Clarifies the requirements regarding transfers of or investment properties, reflecting situations in which a sale or contribution of assets occurs between an investor and its affiliate or joint venture. Applicable for annual periods beginning on or after July 1, 2018.

•          Changes to ICPC 01/IFRIC 22

This interpretation assists in determining the transaction date when it occurs in foreign currency. Addressing how the "transaction date" should be defined in order to determine the exchange rate at the initial recognition of an asset, expense or income when the consideration of that item has been paid or received in advance in foreign currency, resulting in the recording of assets or non-monetary liabilities. Applicable for annual periods starting on or after January 1, 2018:

•          Changes to IFRIC 23

This interpretation comprehends the ascertainment of taxable profit (tax loss), tax bases, tax loss and tax liabilities not used, as well as rates, connected to the tax treatment in accordance with IAS 12 – Income Taxes. It specifically considers: (i) whether tax treatment should be considered collectively; (ii) the assumption that the tax authorities have the right to examine any amount reported; (iii) ascertainment of taxable profit (tax loss), tax bases, tax losses and unused tax credits and taxes; and (iv) effect of changes in facts and circumstances. Applicable for annual periods beginning on or after January 1, 2019.

•          Changes to IFRS 1 and IAS 28

Cycle of annual improvements for IFRS 2014-2016. Applicable for annual periods starting on or after January 1, 2018.

Financial year ending as of December 31, 2016

In the current fiscal period, the Company applied various amendments and new interpretations of the IFRSs and to the CPCs issued by the IASB and by the CPC, which enter mandatorily into effect for the accounting periods beginning on January 1, 2016. These changes and annual improvements have not had material effects on the consolidated financial statements and are described below:

Review IAS 16/CPC 27 and IAS 38/CPC 04 (R1) - the amendment is intended to include information on the concept of future expectation of reduction in selling price and clarify the depreciation method based on the revenue generated by an activity.

Review of IFRS 11/CPC 19 (R2) - The amendment requires the acquirer of a joint venture participation that constitutes a business, as defined in IFRS 3/CPC 15 (R1), to apply the principles of IFRS 3, except those that enter in conflict with IFRS 11. A joint venture also requires disclosure of the relevant information required by IFRS 3 and other business combination standards.

Review of IFRS 10/CPC 36 (R3) and IAS 28/CPC 18 (R2) - Clarifies that in a transaction between investor and associate or joint venture, recognition of the gain or loss depends on whether the assets sold or contributed constitute a business.

Review of IAS 1/CPC 26 (R1) – Clarifications concerning the decision process for disclosures of Financial Statements. The changes to IAS 1/CPC26 offer guidelines in relation to the application of the concept of materiality in practice.

In addition to this, in 2016 the improvements become effective relating to the annual revision of the 2012 – 2014 fiscal periods of the following standards: IFRS 5 (CPC 31) - Noncurrent assets held for sale and discontinued operations, IFRS 7 (CPC 40) - Financial instruments: Evidence, IAS 19 (CPC 33) – Employee Benefits and IAS 34 – Intermediate Financial Statements.

Financial year ending as of December 31, 2015

Over the accounting year ended December 31, 2015, the Company applied various amendments and new interpretations to IFRSs and CPCs issued by the IASB and CPC, which are mandatory for accounting periods beginning on January 1, 2015. These changes and annual improvements did not have material effects on the consolidated financial statements.

New and revised standards and interpretations already issued but not yet adopted

The International Accounting Standards Board (IASB) has published or modified the following key accounting pronouncements, guidelines or interpretations, which should be adopted in subsequent periods:

Change in the form of disclosure in the financial statements

The International Accounting Standards Board (IASB) has published or modified the following key accounting pronouncements, guidelines or interpretations, which should be adopted in subsequent periods (the company will not adopt in advance):

IFRS 9/CPC 48 – Financial Tools

IFRS 9 / CPC 48 addresses the classification, measurement and recognition of financial assets and liabilities. The main changes that this statement brings are:

i. New criteria for classification of financial assets;

ii. New model of impairment for financial assets, hybrid of expected and incurred losses, replacing the current model of losses incurred; and

iii. Flexibility of the requirements for adoption of hedge accounting.

• Financial assets

IFRS 9/CPC 48 has a new approach to classifying and measuring financial assets that reflect the business model in which assets are managed and their cash flow characteristics.

Instruments maintained according to a business model whose purpose is to receive contractual cash flows and which have such flows referring exclusively to payments of principal and interest on the amount due are generally measured at amortized cost at the end of subsequent accounting periods.

Those that are maintained within a business model whose objective is achieved both by receiving contractual cash flows and by the sale of financial assets, and having contractual terms that establish dates for cash flows only of payments of principal and interest on the remaining principal , are generally measured at "fair value recognized through other comprehensive income" (FVTOCI).

All other debt instruments and investments in equity securities are measured at fair value at the end of subsequent accounting periods.

The Company is evaluating and documenting the business models for its financial assets, disclosed in note 46. Based on its preliminary assessment, the Company does not consider that the new classification requirements will have a significant impact on the accounting of its financial assets.

Financial assets arising from the Concession Agreements:

According to ICPC 01, concessionaire infrastructures are not recognized by the concessionaire as property, plant and equipment, since it is considered that the operator does not control such assets, being recognized according to one of the accounting models, depending on the type of commitment of the remuneration of the operator assumed by the granting authority in the scope of the contract.

The Company also considers that it is not exposed to credit and demand risks and that revenue is earned based on the availability of the transmission line, and therefore, all infrastructure was recorded as a financial asset.

The financial asset also includes the indemnification that will be made based on the portions of the investments linked to reversible assets, not yet amortized or depreciated, that have been realized with the objective of guaranteeing the continuity and current of the service granted.

With IFRS 9/CPC 48, the Company evaluated that the financial asset derived from the unconditional right to receive cash, currently classified as loans and receivables, will continue to be measured at amortized cost.

The company is evaluating changes in the measurement of the portion of the financial asset that will be realized through indemnification to fair value through profit or loss. No material impacts are expected from this change.

• Impairment - Financial assets

In relation to impairment of financial assets, IFRS 9/CPC 48 requires the expected loss model of financial assets, as opposed to the model of loss incurred established in IAS 39/CPC 38. The expected loss model requires the company to record the expectation of losses on financial assets since their initial recognition. In other words, it is no longer necessary for the event to occur before the credit loss is recognized.

The new expected loss model will be applied to financial assets measured at amortized cost or to FVTOCI, with the exception of investments in equity instruments.

In accordance with IFRS 9/CPC 48, provisions for expected losses will be measured on one of the following bases:

- Credit losses expected for 12 months, that is, credit losses that result from possible delinquency events within 12 months after the base date; and

- Expected long-term credit losses, that is, credit losses that result from all possible delinquency events over the expected life of a financial instrument. This is the mandatory model in the case of financial instruments that do not contain a significant financing component, such as the Company's financial assets.

The Company expects that the application of the expected credit loss model contained in IFRS 9/CPC 48 will result in early recognition of certain credit losses, as well as requiring the Company to review its current provisioning policies. However, until now, the Company has not yet completed the measurement of the possible impact of this change.

• Financial liabilities

The IFRS 9/CPC 48 retains a large part of the requirements of IAS 39/CPC 38 for the classification of financial liabilities. However, in accordance with IAS 39/CPC 38, all changes in fair value of liabilities designated as fair value through profit or loss are recognized in profit or loss, whereas, in accordance with IFRS 9/CPC 48, these changes in fair value are generally presented as follows:

- the value of the change in fair value that is attributable to changes in the credit risk of the financial liability is presented in ONP; and

- the remaining amount of the fair value variation is presented in the statement of income.

In addition, if a contract contains one or more embedded derivatives and the primary agreement is not a financial asset under IFRS 9/CPC 48, the Company may designate the entire hybrid contract to VJR. However, this does not apply if the embedded derivative is insignificant, or if it is obvious that unbundling of the embedded derivative would be prohibited.

The Company does not expect to designate financial liabilities as fair value through profit or loss. Therefore, material impacts related to the classification of financial liabilities are not expected when adopting IFRS 9/CPC 48.

• Hedge Accounting

The new general requirements for Hedge accounting maintained the three types of accounting mechanisms present in IAS 39/CPC 38 (cash flow hedge, fair value hedge and net investment hedge abroad). IFRS 9/CPC48 provides greater flexibility for which types of transactions are eligible for hedge accounting, especially by expanding on the types of instruments that qualify as a hedging instrument and the types of risk components of non-financial items eligible for hedge accounting. hedge Additionally, the effectiveness test was reviewed, no longer requiring retrospective evaluation, and replaced by the principle of "economic relationship", as well as eliminating the need to evaluate an effectiveness in the range of 80% to 125%. Also, improvements were made to disclosure requirements of the Company's risk management.

The Company does not expect material impacts on the transactions currently designated as hedge accounting, disclosed in explanatory note 46.

• Disclosures

IFRS 9 requires new disclosures, notably expected credit risk and credit losses, hedge accounting and measurement of financial assets and liabilities. The Company is conducting an analysis to identify possible changes in the current processes as a result of these new standards and will work on the implementation of changes in its systems and controls to meet them in the financial statements as of the period of its adoption.

• Transition

The Company will adopt the exemption that allows not to restate comparative information from prior periods arising from changes in the classification and measurement of financial instruments (including expected credit losses).

The differences in the accounting balances of financial assets and liabilities resulting from the adoption of IFRS 9/CPC 48, will be recognized in shareholders' equity on January 1, 2018.

IFRS 15/CPC 47 - Revenues from contracts with customers

IFRS 15/CPC 47 will replace current revenue recognition guidance in IAS 18/CPC 30 (R1) - Revenue, IAS 11/CPC 17 (R1) - Construction Contracts and related interpretations when it becomes effective.

The fundamental principles of IFRS 15/CPC 47 are that an entity must recognize revenue to represent the transfer or promise of goods or services to customers in the amount that reflects its consideration of what amount it expects to be able to exchange for those goods or services. Specifically, the standard introduces a 5 step model for recipe recognition:

1. Identify the contract(s) with the customer.

2. Identify the performance obligations defined in the contract.

3. Determine the price of the transaction.

4. Allocate the price of the transaction to the performance obligations provided in the contract.

5. Recognize revenue when (or as) the entity meets each performance obligation.

According to IFRS 15/CPC 47, the entity recognizes revenue when the "control" of the goods or services of a given transaction is transferred to the customer.

The Company earns revenues mainly from the following sources:

a) Supply and supply of electricity (generation and distribution)

The Company recognizes the revenue at the fair value of the consideration receivable at the moment the energy is supplied, by multiplying the billed consumption measured by the current tariff, in addition to recognizing the unbilled revenue through an estimate, corresponding to the measured energy consumption on the date of the last reading and the end of the period of the financial statements.

In accordance with IFRS 15/CPC 47, the Company can only account for the effects of a contract with a customer when it is probable that it will receive the consideration to which it will be entitled. In assessing whether the possibility of receiving the consideration is probable, consideration should be given only to the capacity and intention of the client to pay this amount. Thus, contracts entered into with clients that have a long history of default and that for various reasons are not with the power supply suspended, may not have their respective revenues recognized at the time of billing (since the receipt of the counterpart is not probable) and yes at the moment of actual receipt. The Company is evaluating if any of its clients are in this situation and expects that any impacts, if any, will not be relevant to the consolidated financial statements.

Regarding the supply revenue of the distribution segment, ANEEL evaluates the quality of service offered to consumers. The quality of services provided includes the evaluation of the duration and frequency of interruptions in the supply of electricity. Of particular importance in the service quality aspect are the collective continuity indicators, DEC and FEC, and the individual continuity indicators DIC, FIC and DMIC. Once the individual indicators have not been met, the Company is obligated to reimburse customers, through a discount on the monthly energy consumption bill. These penalties are currently accounted for as operating expense. Accordingly, the Company will reclassify the amounts reimbursed for non-compliance with the individual indicators for its supply revenues, reducing the net amounts of revenues disclosed in the financial statements, due to their nature of discount. As for the collective indicators, because they have a fine nature to be collected by the Company, these will continue to be treated as an operating expense.

Sale at the Energy Trading Chamber - CCEE

The Company recognizes revenue at the fair value of the consideration receivable at the time the surplus energy is traded within the scope of CCEE. The consideration corresponds to the multiplication of the amount of energy sold to the system by the Settlement Price of Differences (PLD). Based on its assessment, the Company does not expect the application of IFRS 15/CPC 47 to have an impact on this income in its financial statements.

The Company is analyzing the impacts of these new pronouncements or changes in its financial statements.

There are no other IFRS standards or IFRIC interpretations that have not yet come into effect that could have a material impact on the Company.

b) significant effects of changes in accounting practices

There were no significant effects of changes in accounting practices.

c) restrictions and emphasis present in auditor's report

Financial year ending as of December 31, 2017:

Emphasis

Operating continuity of subsidiaries and associated companies

"As mentioned in the Explanatory Note 15 to the financial statements, parent and consolidated, the generation subsidiaries Eletrobras Termonuclear SA (Eletronuclear), Companhia de Generação Térmica de Energia Elétrica (CGTEE) and Amazonas Geração e Transmissão de Energia SA have continuous losses in their operations, negative working capital and/or overdraft liability, and the jointly-owned subsidiaries Madeira Energia S.A., Norte Energia S.A. and Teles Pires Participações S.A. have significant negative working capital as of December 31, 2017.

As described in Note No. 2 to the financial statements, parent and consolidated, by decision of the Eletrobras 170th  Extraordinary General Meeting (EGM) on February 8, 2018, the sale of the shares held by Eletrobras of the energy distributors Companhia Energética do Piauí (CEPISA) was approved; Companhia Energética de Alagoas - CEAL; Acre Electricity Company - ELETROACRE; Centrais Elétricas de Rondônia S.A - CERON; Boa Vista Energia S.A; and Amazonas Distribuidora de Energia SA - AmD, in an auction of privatization associated with the granting of a new concession by the Granting Authority, including the assumption of debts of these subsidiaries and / or conversion of debts into capital increase, by Eletrobras, until July 31, 2018 , as well as the fulfillment of certain previous conditions in relation to CEAL and AmD. The 170th EGM also resolved to dissolve and liquidate the respective Distributor (s) in case of non-compliance with the conditions for privatization until the term established by said AGE, which should also occur according to the 169th. Eletrobras EGM, if it is not guaranteed by ANEEL and/or by the Granting Authority, the right to provide distribution services, on a temporary basis, until the effective transfer of limited control to July 31, 2018, for an adequate remuneration.

The operational continuity of the aforementioned subsidiaries and affiliates depends on the maintenance of financial support by third parties, the Company and/or other shareholders and/or the success in the privatization auction. Our opinion is not limited to these matters. "

The opinion of the Independent Auditor does not contain a qualification in relation to this matter.

As reported in the Financial Statements for the fiscal year ended December 31, 2017, Eletrobras Termonuclear SA (Eletronuclear), Companhia de Generação Térmica de Energia Elétrica (CGTEE) and Amazonas Geração e Transmissão de Energia SA have continuous losses in their operations, negative working capital and/or overdraft liabilities.

The operational continuity of the mentioned companies depends on the maintenance of financial support by third parties, the Company and other shareholders.

Regarding the Distributors, it should be noted that, on February 8, 2018, the 170th Extraordinary General Meeting ("170th EGM") approved the sale of the subsidiaries of shares owned by Eletrobras of the energy distributors Companhia Energética do Piauí - CEPISA ; Companhia Energética de Alagoas - CEAL; Acre Electricity Company - ELETROACRE; Centrais Elétricas de Rondônia S.A - CERON; Boa Vista Energia S.A; and Amazonas Distribuidora de Energia S.A. - Amazonas Energia, in which they were classified as Assets held for sale, with the exception of CEAL and Amazonas Energia, which were classified as discontinued operations.

If the aforementioned distributors are not auctioned within the deadline established at the 169th Extraordinary General Meeting ("169th EGM"), July 31, 2018, they will be settled, as approved at the meeting.

For Distributors classified as Assets held for sale, we understand that their continuity is related to the success or failure of the privatization auctions to be performed by the Company. Eletrobras is making every effort to maintain the schedule and carry out the necessary activities to achieve the sale of the same.

Distributors classified as discontinued operations, present their sale linked to conditions, the devverisation of Amazonas Energia and the conclusion and judicial approval of an agreement regarding the payment of salary differences arising from CEAL's Bresser Plan, as well as to the success or failure of the auctions of to be performed by the Company. Eletrobras is making every effort to maintain the schedule and carry out the necessary activities to achieve the sale of the same.

Financial year ending as of December 31, 2016

Emphasis

Operating continuity of subsidiaries and associated companies

“As referred to in Explanatory Note 15, the generating subsidiaries Eletrobras Termonuclear SA (Eletronuclear), Companhia de Geração Térmica de Energia Elétrica (CGTEE) and Amazonas Geração e Transmissão de Energia S.A. posted continuous losses in their operations, negative working capital and/or deficiency, and the affiliates Belo Monte Transmissora de Energia S.A., ESBR Participações S.A., Norte Energia S.A., Mata de Santa Genebra Transmissão S.A, and Teles Pires Participações S.A. register relevant negative working capital on December 31, 2016. The operating continuation of the subsidiaries and affiliates referred to above depend on the maintenance of the financial support by third party, the Company and/or the other shareholders.

As described in Note 2 of the 165th Extraordinary General Meeting, the Company resolved, on July 22, 2016, not to extend the concessions of utility subsidiaries distribution companies Companhia Energética do Piauí - CEPISA; Companhia Energética de Alagoas - CEAL; Companhia de Eletricidade do Acre - ELETROACRE; Centrais Elétricas de Rondônia S.A - CERON; Boa Vista Energia S.A; and Amazonas Distribuidora de Energia S.A, in addition to the transfer of the controlling interest of these utilities, until December 31st, 2017, provided that, until the transfer of the utility to the new controller, the utility receives directly from the Federal Government or by means of the tariff, all the resources and remuneration required to operate, maintain and make investments that are connected to the public services of the respective utility, maintaining their economic and financial balance, without any contribution of any kind, by Eletrobras, and the measures for their liquidation would otherwise be applied. Our opinion is not limited to these matters. "

The Independent Auditor's Opinion contains no caveat in relation to this matter.

As reported to in the Financial Statements of the accounting year ending on December 31, 2016, the subsidiaries in the energy distribution segment, as well as the generating subsidiaries Eletrobras Termonuclear SA (Eletronuclear), Companhia de Geração Térmica de Energia Elétrica (CGTEE) and Amazonas Geração e Transmissão de Energia S.A. posted continuous losses in their operations, negative working capital and/or deficiency, and the SPE’s Belo Monte Transmissora de Energia S.A., ESBR Participações S.A., Norte Energia S.A., Mata de Santa Genebra Transmissão S.A, and Teles Pires Participações S.A., wherein Eletrobras holds a direct or indirect shareholding by means of its subsidiaries, recorded relevant negative working capital on December 31, 2016.

The Company maintains investments in the controlled companies and SPEs referred to in the above emphasis, which have been investing significant amounts. These investments, according to the investees' estimates, should be absorbed by the future revenues generated by the projects. The values of some of these projects already have values of realizable assets adjusted by impairment provisions.

The operational continuity of the said companies depends on the maintenance of financial support by third parties, the Company and other shareholders.

Related to the Distributors, it should be noted that in July 2016, upon decision of the 165th AGE, the following subsidiaries did not have their concessions renewed: Companhia Energética Companhia Energética do Piauí́ – CEPISA; Companhia Energética de Alagoas – CEAL; Companhia de Eletricidade do Acre – ELETROACRE; Centrais Elétricas de Rondônia S.A –CERON; Boa Vista Energia S.A; and Amazonas Distribuidora de Energia S.A. They should be privatized until December 31, 2017, under the terms of the Provisional Presidential Decree No. 735/2016, converted into Law No. 13360/2016, under the penalty of the respective liquidations. This decision is included in PDNG 2017-2021. In relation to CGTEE and Eletronuclear, under the PDNG 2017-2021, the Company is undertaking actions to reduce costs, improve operational efficiency and improve the capital structure.

Financial year ending as of December 31, 2015

Highlights

“Receivables subject to regulator’s approval

As described in note 2.1 of the Financial Statement, at the end of 2012, the Company has accepted the terms for the early renewal of concessions for generation and transmission established by the Federal Government of Brazil, resulting in changes in profitability of these concessions from the financial year 2013 and the right to compensation for certain residual balances of transmission and generation assets, subject to approval by the National Electric Energy Agency - ANEEL. At December 31, 2015, the residual balances of generation and transmission assets subject to indemnification amounted to BRL 10,972,365 thousand and were determined by the Company based on its best estimates and interpretation of the legislation, and may undergo changes until the final approval and realization thereof. "

The Independent Auditor's Opinion contains no caveat in relation to this matter.

2nd Installment of the Indemnities of Act 12,783/2013, as provided for in Normative Resolutions 596/2013 (generation) and 589/2013 (transmission), which were not initially considered in the first installment of claims that had been recognized at the time of the publication of Act no. 12,783/2013 amounting to BRL 14.437 billion on the base date of December 2012. As may be seen in the following table, the total amount claimed, under the 2nd Section, it surpasses BRL 26.0 billion, on the base date of December 2012. In accordance with the laws, the remuneration to be defined will be incident from the aforementioned base date until the date of effective payment. By December 2015, the indemnifications claimed from Aneel, by Eletrosul and Furnas, corresponding to the portion of the electric power transmission assets existing on May 31, 2000, the so-called facilities of Basic Network of the Existing System - RBSE and Other Transmission Facilities - RPC, were still not depreciated and not amortized, in conformance with the provision in the second paragraph of article 15 of Act no. 12,783/13, totaling BRL 10.007 billion. Eletrobras has participated in discussions within the framework of the associations, Aneel and Ministry of Mines and Energy, in order to make viable the initiation of these payments from 2016, with adequate profitability at the cost of equity capital and net of taxes, since it will be an important source of funds for the investments of Eletrobras.

Until December 2015, there was no regulation concerning the payment terms of these claims and, for this reason, they were not accounted for in the financial statements of Eletrobras as of December 31, 2015. On April 22, 2016, the Ministry of Mines and Energy Ordinance No. 120, dated April 20, 2016, was issued, which regulates the conditions for receiving the indemnities. In accordance with said Ordinance, the sums ratified by ANEEL shall begin to compose the Regulatory Basis for Remuneration for electrical energy transmission utilities and the cost of capital will be added to the respective Allowed Annual Revenue. The referenced cost of capital will be composed of parcels of remuneration and depreciation, adding in taxes due ("gross up", observing the corporate laws and will be recognized from the tariff procedure of 2017, being readjusted and revised in conformance with the concession contract. The remuneration and depreciation portions will be defined considering the methodologies of the Periodic Tariff Review of Revenue of Existing Utilities, approved by the ANEEL, and the Regulatory Remuneration Base will be depreciated considering the residual useful life of the assets and updated by the Broad National Consumer Price Index - IPCA. The cost of capital referring to the period of December 2012 up to the tariff process of 2017 will be remunerated for the cost of actual equity capital of the segment of transmission defined by the ANEEL in the methodologies of the Periodic Tariff Review of Revenue of Existing Utilities. From the tariff process of 2017, the cost of capital will be remunerated for the Average Weighted Cost of Capital - WACC, defined by the ANEEL, and should be incorporated, from the tariff process of 2017, for a period of eight years.

2nd Installment: Value Claimed BRL 26,427 million
Companies Eletrobras	Bookkept Value (BRL million)		Value Claimed (BRL million)		Approved Value (BRL million)(1)
	Generation(2)	Transmission	Generation	Transmission	Generation	Transmission
Eletronorte	-	1,733	-	2.926	-	-
Chesf	697	1,589	4,802	5,627	-	-
Furnas	996	4,530	1,312	10.699	-	9,000
Eletrosul	-	514	-	1,061	-	1,007
Total	1,693	8,366	6,114	20,313	-	10,007

Values as of December 2012.

(1) The approved amounts will only be recognized in the Results of the Company after final definition of the amount and regulation of payment terms by the Concession Grantor.

(2) The thermoelectric generation assets were not contemplated by ReN ANEEL 596/2014. More than BRL 557 million in Furnas and BRL 357 are recorded in the CGTEE.

“Operating continuance of subsidiaries and affiliates

As referred to in Note 16 to the Financial Statement, the subsidiaries of the power distribution segment and also the generation subsidiaries of Eletrobras Thermonuclear S.A. (Eletronuclear) and Térmica de Energia Elétrica (CGTEE) present continuous losses in their operations, negative working capital and/or liabilities to be discovered, and the affiliates, Norte Energia S.A., Madeira Energia S.A., ESBR Participações S.A., São Manoel and Teles Pires Participações SA present negative working capital as of December 31, 2015. In addition to this, as referred to in Note 2, the concessions of these distribution companies expired on July 15, 2015, and as of the present date, there is no evidence that they will be extended. The operating continuation of the subsidiaries and affiliates referred to above depend on the maintenance of the financial support by third party, the Company and/or the other shareholders.”

The Independent Auditor's Opinion contains no caveat in relation to this matter.

The Company maintains investments in the controlled companies and SPEs referred to in the above emphasis, which have been investing significant amounts. These investments, according to the investees' estimates, should be absorbed by the future revenues generated by the projects. The values of some of these projects already have values of realizable assets adjusted by impairment provisions.

The operational continuity of the said companies depends on the maintenance of financial support by third parties, the Company and other shareholders.

In relation to the Distributors, there was regulation by Decree 8,461/2015 of the conditions for extension of the distribution concessions, for a further 30 (thirty) years, provided that the criteria of (i) Quality of service efficiency, to be determined by means of the indicators "Equivalent Duration of Interruption of Internal Origin per Consumer Unit" - DEC and "Equivalent Frequency of Interruption of Internal Origin per Consumer Unit" - FEC; (ii) Economic and financial efficiency, to be determined through Ebitda and the level of indebtedness; (iii) The low tariff; (iv) Transparency and Governance. The concession agreements of Eletrobras Distributors expired on July 7, 2015, however, they remain in force temporarily, pursuant to Article 42 of Law 8,987/1995. On the occasion of the 164th Extraordinary General Meeting of Shareholders of Eletrobras, held on December 28, 2015, the Board of Directors of the Company proposed through the Administration Proposal that the renewals of the concessions of the distributors of Eletrobras, with the exception of Celg D, were to be conditioned based on the following: (i) that the amount of capital needed to meet the goals required by Aneel was to be realized directly by the Distributors; and (ii) that immediate measures were to be adopted for the sale of these distribution companies by the end of 2016. Upon the request of the representative of the Federal Government, who wished to study the matter better and the model to be adopted in the case of a decision to extend the distribution concessions, matters concerning the extension of the concession contracts of the subsidiaries Cepisa, Ceal, Eletroacre, Ceron, Boa Vista, Amazonas Energia, which is why the said utilities requested, on December 28, 2015, the extension of the deadline for signing the respective amendment term, pursuant to Provisional Measure 706, dated December 28, 2015, which granted the period of 210 days, counted from that date, so that said Distributors sign the additive terms. Over the term of 210 days, as set out above, the said Eletrobras’ distributors shall arrange new assessments to be submitted to a new Eletrobras’ Extraordinary General Meeting.

Basis for Opinion with Restriction

"Risks related to compliance with laws and regulations - Carwash

As referred to in note 4 of the financial statement, item XI, in connection with the processes of investigation by the federal public authorities in the operation known as "Car Wash" and its unfolding, the Company's Management became aware, through media coverage or otherwise, of the existence of alleged illegal acts, including supposed payments of fees by managers and former managers of construction companies involved in certain projects, to the Company's Officials and/or Directors and/or Officers and/or their consolidated investees and or accounted for using the equity method.

As a result, as approved by its Board of Directors, the Company hired an independent specialized company to conduct research connected to the above subject and possible noncompliance with laws and regulations, in the context of Brazilian and United States law. In addition to this, the Company created an Independent Commission for the management and supervision of ongoing research work conducted by the independent hider company.

Considering that the actions connected to the investigation of these matters are still in progress, therefore, without any conclusive results, the possible impacts resulting from the final resolution of these matters, on the Company's financial statements for the year ended December 31, 2015 are not known and could not be estimated by the Company. Consequently, we were unable to determine whether there was a need for adjustments or disclosures as a result of these matters in these financial statements.

Opinion with caveat

In our opinion, except for the possible effects of the matters described in base paragraph in relation to the opinion with a caveat, the individual and consolidated financial statements referred to above present fairly, in all material respects, the equity and financial and consolidated position of Centrais Elétricas Brasileiras S.A. - Eletrobras on December 31, 2015, the individual and consolidated performance of their operations and their cash flows for the year ending on that date in accordance with the accounting practices adopted in Brazil and in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board – IASB.”

In 2014 the so-called “Operation Car Wash" was launched, which investigates, according to public information, the existence of a supposed corruption scheme involving companies responsible, mainly, for works in the infrastructure sector in Brazil.

Due to the news published in the press in 2015 in connection with such Operation, involving companies that also provide services to Eletrobras Termonuclear SA - Eletronuclear ("Eletronuclear") (UTN Angra 3), controlled by Eletrobras, and to certain Eletrobras or its subsidiaries hold a participation, 3 (three) correction commissions were opened at Eletrobras, in order to verify the contracting processes of contractors by said companies. Considering the limitations of the working methods of these Committees, the Board of Directors of Eletrobras decided to contract a firm with the expertise needed to conduct an independent investigation in order to assess the possible irregularities that violate the Foreign Corruption Practices Act (FCPA), Brazilian anti-corruption law and/or the Code of Ethics of Eletrobras in certain ventures, by contracting the law firm of Hogan Lovells on June 10, 2015 for this purpose.

This independent investigation is overseen by an Independent Commission for Management of the Investigation, the creation of which was approved by the Board of Directors of Eletrobras on July 31, 2015, with the purpose of guaranteeing the independence of the work performed by the Hogan Lovells firm. This Commission is comprised of Dr. Ellen Gracie Northfleet, retired Justice of the Supreme Federal Court, Dr. Durval José Soledade Santos, former Director of the Securities Commission, and Dr. Manoel Jeremias Leite Caldas, a representative of the minority shareholders.

In addition to this, in relation to the Car Wash Operation, it is important to mention that on April 29, 2015, due to news that dealt with an alleged corruption scheme, the then Chief Executive Officer of Eletronuclear, Mr. Othon Luiz Pinheiro da Silva, requested its licensing and on August 4, 2015 resigned from the position. Mr. Othon Luiz Pinheiro da Silva is currently a criminal defendant in which Eletrobras participates as an assistant prosecutor.

Regarding the construction of the Angra 3 Power Plant, it is important to mention that Eletronuclear suspended the contracts for electromechanical assembly and civil works, the consortium ANGRAMON having filed an action requesting rescission of its contract. Such action had no anticipation of deferred tutelage and no sentence pronounced.

Still with respect to Eletronuclear, on April 15, 2016, owing to the ongoing investigation, the Eletrobras’ Board of Directors removed 2 employees of Eletronuclear and Mr. Luiz Antônio Amorim Soares, technical officer of Eletronuclear. Similarly, on April 22, 2016, there was also removal from his position, through the decision of the Board of Directors of Eletrobras, of Mr. Edno Negrini, Administration and Finance Officer.

In addition to this, as a result of news citing the alleged involvement of the Director of Eletrobras Eletronorte, a subsidiary of Eletrobras, Mr. Adhemar Palocci, and the CEO of Eletrobras, Mr. Valter Luiz Cardeal, in the practice of alleged illegal acts in connection with Operation Car Wash, on July 31, 2015 both applied for leave of their positions as directors of Eletronorte and Eletrobras, respectively, and on August 05, 2015 Mr. Valter Luiz Cardeal also waived the position of Director of the companies CGTEE, Amazonas GT e Eletrosul, all of the controlled by Eletrobras. Mr. Adhemar Palocci and Mr. Valter Luiz Cardeal remain on leave.

To the extent that the investigative work conducted by Hogan Lovells will evolve and, in the event that it may lead to findings and produce sufficient information and data for the Company to evaluate, in accordance with the laws of Brazil and of the United States of America, the possible occurrence of impacts on its financial statements, the pertinent legal and regulatory treatment will be given to these matters.

Currently, as the actions connected to the investigation are still in progress, it has not been possible to identify and reflect on any impacts on the financial statements, if any, connected to this matter.

10.5 – The officers are expected to appoint and comment on critical accounting policies adopted by the issuer, exploring, in particular, accounting estimates made by the administration on matters of uncertainty relevant to the description of the financial situation and results, such estimates which require subjective or complex judgments, such as in the case of: provisions, contingencies, revenue recognition, tax credits, long-term assets, useful life of noncurrent assets, pension plans, adjustments for foreign currency conversion, environmental recovery costs, criteria for impairment testing of assets and financial instruments.

In the application of accounting policies, the Company’s Management should make judgments and formulate estimates in relation to the accounting values of incomes, expenses, assets and liabilities, as well as disclosures in the explanatory notes, at the base date of the financial statements, when these are not easily arranged from other sources. The estimates and respective premises are based on historical experience and other factors considered relevant. The estimates and underlying premises are continuously revised. The effects resulting from the revisions of the accounting estimates are recognized in the period in which they are revised, if the revision only affects the current period, or also in subsequent periods, if the revision affects current and future periods.

Even if these estimates and premises are permanently monitored and revised by the Company's Management and its subsidiaries, their effect on the accounting value of incomes, expenses, assets and liabilities is inherently uncertain, since they stem from the use of judgment.

Below are shown the main assumptions for the accounting estimates assessed as most critical by the Administration of the Company and of its subsidiaries, with respect to the future and other primary sources of uncertainty used that could lead to significant adjustments in the book values of assets and liabilities in future periods:

Deferred Fiscal Assets and Liabilities

Estimates for taxable earnings (the basis for analysis of realization of net deferred tax assets) are based on the annual budgets and the strategic plan, both which are periodically reviewed, and on the history of profitability. However, future taxable earnings may be greater or less than the estimated used by the Administration when determining whether or not there is a need to record the amount of the deferred tax asset.

Provision for impairment of long-term assets

The Administration of the Company adopts variables and assumptions for impairment testing of long-term assets, so as to determine the recoverable value of assets and record impairment losses when necessary. Our managers make judgments, based on historical experience in asset management, asset pool or cash-generating unit. Such judgments may not occur in the future, including estimated economic useful lives. At present, the useful life adopted by the Company is in accordance with the practices specified by the ANEEL, applicable to assets connected to public electricity concessions, which may vary as a result of the periodic analysis of the useful life of the assets. In addition to this, the useful life is limited to the concession term only for operations within the scope of ICPC 01/IFRIC 12.

Various inherently uncertain events also impact the determining of the variables and assumptions used by the Administration of the Company and of its subsidiaries when calculating discounted future cash flows for the purpose of recognizing the recoverable value of long-term assets. These events include: the maintaining of levels of electricity consumption; rate of economic growth in the country; available of water resources; as well as those inherent to the termination of concession periods for electricity utilities, particularly regarding the value of reversal at the end of the concession period. At this point, it was adopted the premise that the indemnity is contractually envisaged, when applicable, by the new replacement value (VNR), for generation and transmission, and by the value of the regulatory remuneration base (BRR) for distribution. These are the bases used to ascertain the expected amounts of indemnification at the end of the electricity generation, transmission, and distribution concession periods. Another significant variable is the discount rate used in discounting cash flows.

During the 2015 fiscal year, the subsidiary Eletronuclear decided to change the expected synergy percentage used to measure impairment of the Angra 3 Power Plant. This change is prospective and is intended to improve the financial information used in the assumptions adopted to calculate impairment of the permanent assets from Angra 3.

Basis of ascertainment of indemnification by the granting authority over concessions

The Law 12,783/2013, enacted on January 11, 2013, defined the new replacement value (VNR) as the basis for ascertaining of the calculations to the amounts related to indemnification by the authority granting related to the concession for utility concessions. For concessions not yet extended, the Company applied the assumption that the assets may be reversed at the end of the concession agreements. Following this assumption, for the concessions already extended, amounts receivable from the granting authority connected to the Basic Network of the Existing System (RBSE) were retained, to the investments made after the basic design of the plants and transmission lines (modernization and improvements) and to the assets thermal generation. These amounts are subject to homologation by ANEEL. The Company adopted the new replacement value ("VNR") as a means of calculating the amount to be indemnified by the Authority Granting Concession for the portion of generation and transmission assets not fully depreciated by the end of the concession. For the  distribution assets, the Regulatory Yield Base – BRR was defined for such measurement.

Useful life of fixed asset

The Management of the Company uses the criteria defined in ANEEL Resolution No. 367 of June 2, 2009 when determining the estimated useful life of permanent assets, limited to the concession period, as they are understood to adequately represent useful life.

Provision for asset demobilization

The Company recognizes a provision for obligations with the deactivation of assets connected to its thermonuclear plants. In order to determine the value of the provision, assumptions and estimates are made in relation to the discount rates, the estimated cost for the deactivation and removal of the entire plant from the site and the expected time of said costs. The estimate of the costs is based on the legal and environmental requirements for the decommissioning and removal of the entire plant, as well as the prices of products and services to be used at the end of useful life.

Actuarial Obligations

The registered actuarial obligations are determined using actuarial calculations prepared by independent actuaries based on the expected life of the participant (AT-2000 table), average age of retirement, and inflation. Nevertheless, the actual future results of the benefits could be different from current results and those recorded in the books.

Provision for labor, tax and civil risks

Provisions for labor, tax and civil risks, when applicable, are constituted for the risks with probable expectation of loss, based on the evaluation of the Administration and the internal legal counsel of the Company. The provisioned amounts are recorded based on the cost estimates of the outcomes of said contingencies. Contingent risks with possible expectation of loss are disclosed by Management, and no provision is recorded. This assessment is supported by the judgment of the Administration, together with its legal advisors, considering the jurisprudence, the initial and superior court rulings delivered, the history of any agreements and decisions, the experience of the Administration and its legal advisors, as well as other applicable aspects.

Provision for Doubtful Debtors - PCLD

The Company records a provision on accounts receivable and loans granted that management understands there is uncertainty about the receipt.  The PCLD for customers is calculated based on receivables more than 90 days past due for residential class consumers, 180 days past due for commercial class consumers, and 360 days past due for industrial, rural, government, and utility class consumers. The Company also considers an individual analysis of the receivable accounts and the balance owed for each consumer, based on the experience of the Management with regard to past effective losses and on the existence of any real guarantees.

The PCLD of loans granted is registered based on overdue receivables. The reversal of this PCLD is carried out once the debt is repaid or repaid.

Assessment of Financial Instruments

The Management of the Company uses valuation techniques which include information that is not based on observable market data to estimate the fair value of certain kinds of financial instruments. Note 46 presents information on the main assumptions used in determining the fair value of financial instruments, as well as the sensitivity analysis of these assumptions. The Administration of the Company and its subsidiaries believes that the valuation techniques selected and the assumptions used are adequate to determining the fair value of financial instruments.

Onerous contracts

The Company and its subsidiaries use assumptions relating to the economic costs and benefits of each contract to determine whether or not any onerous contracts exist. In the case of long-term commitments for purchase and sale of energy, one the estimates which were critical to determining the provisioned amount for future sale under the contract is the average historic Settlement Price for Differences (PLD) approved by the Administration of the Company as an assumption to calculate the provision for onerous contracts, solely for accounting purposes, as well as the discount rate used for cash flows. The actual values of the LDP and/or elements considered within the discount rate over the years may be higher or lower than the assumptions used by the Company. In addition to this, the Company may also have onerous contracts in concessions where the current expected cost for operations and maintenance is not fully covered by revenue.

Risks related to compliance with laws and regulations

Lava Jato Operation

In response to investigations under the "Operation Car Wash" on irregularities involving employees, contractors and suppliers of Eletrobras and special purpose companies (SPE) in which Eletrobras holds minority interests in 2015, the company's Board of Directors (CAE) decided to initiate an investigative procedure, given the risk that such irregularities might affect some of Eletrobras' main investments.

To perform the investigation, a US law firm was engaged, called Hogan Lovells US LLP, with well-known specialization in investigation efforts, and the Independent Investigation Management Commission (CIGI) was established, including well-reputed and independent experts, engaged to supervise the investigation process.

The investigative proceeding followed the principles adopted by the Securities and Exchange Commission (SEC) and by the Department of Justice (DOJ), for procedures of this kind, since after 2008, when Eletrobras began to trade on the New York Stock Exchange by means of ADR’s (American Deposit Receipts), it became subject to US laws that regulate eh capitals market, especially all of the regulations established by the US Securities and Exchange Act. Among these laws is the Foreign Corrupt Practices Act (FCPA), which in short, criminalizes acts of corruption, such as payment to employees of foreign governments, political parties, candidates to foreign political positions, in exchange for commercial or economic advantages.

Throughout 2015 and 2016, within the scope of Operation Car Wash, operations Radioactivity and Pripyat resulted in charges of six former executives of Eletronuclear, as well as other concerned parties. Although the lawsuits are still ongoing, convictions have already been handed down against four of these former officials, which have not yet become final and unappeallable. Eletrobras has been cooperating with the authorities in the sharing of information brought up by the independent investigation, including participating as assistant accuser against the defendants in these criminal proceedings.

In an attempt to facilitate and guarantee the advancement of the investigations, the Company’s administration has been adopting the governance measures required and/or recommended by Hogan Lovells and the Independent Commission. Since the investigation began, Eletrobras replaced all of its Board of Directors, hired a new CEO, and has been reinforcing its compliance structure. In mid-2016, the Compliance Board was created, responsible for coordinating the compliance program and managing risk in the Company and in its subsidiaries.

In the same sense, Eletrobras reviewed specific contracts, whereby the investigations pointed out to have possible irregularities. When such suspects were proved to be true the contracts were immediately suspended.

Regarding the employees and directors involved in etchics issues identified by the investigation, Eletrobras took punitive measures at the administrative level, including the suspension of the employment contract and the termination of those involved. The legal possibilities of liability and reimbursement of potential losses caused to the Company against former executives and suppliers accused of bribery, at the civil level, are being entertained, and Eletronuclear- which  is entitled to take judicial remedies for losses - filed a judicial protest to discontinue the prescription, connected the companies that make up the Angramon Consortium (Construtora Norberto Odebrecht S/A, UTC Engenharia S/A, Techint Engenharia e Construção S/A, Construtora Andrade Gutierrez S/A, Brazilian Engineering Company S/A - EBE, Construtora Queiroz Galvão SA and Construções e Comércio Camargo Correa S/A).

In October 2016, the independent investigation completed the stage that aimed to identify unlawful acts that could cause any significant distortions in the Company's financial statements, taking into account facts and circumstances known up to that time. In this stage, certain amounts estimated as related to illicits originating from the practice of cartels and kickbacks that had been paid, since 2008, by certain contractors and suppliers contracted by subsidiaries and by some of the SPEs in which Eletrobras is not majority controller.

Therefore, Eletrobras registered the write-off the costs capitalized in the fixed assets amounting to BRL 211,123 thousand representing the estimate unduly paid amounts in previous periods. Of this amount, BRL 143,957 thousand have already been recognized as impairment  in previous periods, leading to the reversal of the provision. There was also recognition of a loss of BRL 91,464 thousand in the investment result in NorteEnergia S.A., SPE not controlled by Eletrobras and assessed by equity method.

 A summary of these changes to the consolidated balance sheet and to the statement of income for the year ending on December 31, 2016 is the following:

In April 2017, as a result of the leniency agreements between the executives of the main construction group of Brazil, Odebrecht, the Federal Supreme Court determined that investigations be initiated into the conduct of the politicians cited in these agreements. Such investigations refer exclusively to individuals over whom the Federal Supreme Court has exclusive jurisdiction. In addition to this, other official investigations may be initiated against individuals who are subject to the jurisdiction of the common courts.

Certain allegations of potential illegal acts by Odebrecht executives under the Santo Antônio project (Madeira Energia S.A) became public. Eletrobras, through the subsidiary Furnas, has a 39.0% interest in this project. The total estimated effect of the payments considered as illegal, as compiled by the aforementioned independent investigation process, totals BRL 314,978 thousand and, considering the percentage holding of the subsidiary Furnas of 39%, the impact on the financial statements would represent a low accounting for BRL 122,841 thousand, since payments of this nature do not meet the accounting criteria for registration in the assets according to CPC 27/IAS 16. However, as shown in the table below, such write-off did not impact the result and nor the shareholders' equity for the year ended December 31, 2017, since it was lower than the amount of impairment of BRL 314,038 thousandrecorded under CPC 01/IAS 36.

As there was insufficient information to enable the Company to determine with reasonable accuracy the specific periods in which the estimated undue payments would have occurred, the Company understood that, after having made efforts, it was impracticable to determine the effects for previous specific periods relating to such payments in its financial statements, and recorded the adjustment of these undue payments and, therefore, incorrectly capitalized, in the periods in which such material information came to the attention of the Company.

Investigations of the "Lava Jato Operation" have not yet been completed and the Federal Public Ministry may take considerable time to complete all the investigation and disclosure procedures. Accordingly, new material information may be disclosed in the future, which may lead Eletrobras to recognize additional adjustments in its financial statements.

Eletrobras has a contract in place with the US office Hogan Lovells to terminate the ongoing independent investigation proceedings and to resolve the case before the US authorities.

In addition, the current agreement with Hogan Lovells also provides for the monitoring of remediation measures, especially the implementation of the compliance program, as well as the necessary interactions with Brazilian and US authorities.

Legal proceedings involving the Company - Class Action

On July 22, 2015 and August 15, 2015, two class actions suits were filed against Eletrobras and some of its managers in the United States District Court of the Southern District of New York (SDNY), basically claiming that acts of bribery and fraud involving companies in which Eletrobras participates would have caused a relevant loss connected to securities purchased, since they were not reported in the company’s public records.

Currently, the process is in the discovery phase, and until the middle of 2018, the Company estimates that there should be a decision on the classes of actions included in the lawsuit, which is called "class certification".

Resolution process with the SEC and DoJ

The Company understands that the resolution process with the US authorities is still in a preliminary stage. At the moment, there is no pecuniary obligation for Eletrobras related to these investigations, even though the Company continues to seek the least possible solution, it is not possible at this time to estimate if there is any potential amount of loss related to this issue.

10.6 – Relevant items not shown in the financial statements

a) assets and liabilities held by the Company, directly or indirectly, which do not appear in its balance sheet (off-balance sheet items), such as: i) operating leases, assets and liabilities; ii) receivables over which the entity maintains risks and responsibilities, indicating the respective liabilities; iii) future contracts for purchase and sale of products or services; iv) contracts for unfinished construction; and v) contracts for future financing receiving.

All assets and liabilities held by Eletrobras are recorded in the balance sheet. Eletrobras does not maintain any operation, contract, obligation, or other types of commitments in companies whose financial statements are not consolidated with its or other operations capable of generating a material effect, present or future, on its results or on its equity or financial situation, revenue or expenses, liquidity, investments, cash on hand, or any others not recorded in its financial statements. Therefore, there are no assets or liabilities held by Eletrobras that do not appear on the balance sheet.

b) Other items not shown in the financial statements

There are no other relevant items not shown in the consolidated financial statements of Eletrobras.

10.7 – Comments about other items not shown in the financial statements

Not applicable, given that there are no other relevant items not evidenced in the consolidated financial statements of Eletrobras.

a)        how such items alter or could alter revenue, expenses, operating results, and financial expenses, or other items from the financial statements of the issuer

Not applicable, given that there are no other relevant items not evidenced in the consolidated financial statements of Eletrobras.

b) nature and purpose of the operation

Not applicable, given that there are no other relevant items not evidenced in the consolidated financial statements of Eletrobras.

c)        nature and total amount of obligations assumed and rights generated in favor of the issuer as a result of the operation

Not applicable, given that there are no other relevant items not evidenced in the consolidated financial statements of Eletrobras.

10.8 - Business Plan

a) investments, including: i) quantitative and qualitative description of investments underway and planned investments; ii) sources of financing for investments; iii) relevant divestitures underway and planned divestitures.

Capital Investments

The PDNG 2018-2022 provides for investments in the generation, transmission, distribution and infrastructure segments and others, which in the five-year period totaled approximately BRL 19.75 billion, of which R $ 14.2 billion represent corporate investments and BRL 5,5 billion in SPE, according to the table below. The investments in distribution are due to the expected period for the conclusion of the privatization process and/or closure of distribution activities.

It is worth noting that BRL 12.4 billion (63%) of this total is expected to expand, expand and maintain the number of plants and transmission lines new and already contracted for corporate ventures, and BRL 260 million (1.3%) for energy distribution.

Infrastructure will be invested BRL 1.5 billion. With regard to investments in SPEs, about BRL 5.5 billion will be invested in the period 2018-2022, of which BRL 4.8 billion will be directed to the generation segment.

The scenario approved for the five-year period mainly foresees investments in existing and/or contracting projects, except for businesses that were considered strategic for the Company.

			2018	2019	2020	2021	2022	2018-2022 (BRL Thousand)
Corporate		Total	4,381,824	3,093,866	2,490,297	2,205,130	2,067,960	14.239.077
	GENERATION	Generation Total	1,321,200	968,469	1,055,100	938,026	874.251	5.157.046
		Maintenance	745,079	705,075	677,592	601,472	605.386	3.334.604
		Construction	494,957	212,047	341,296	320,152	251.637	1.620.090
		Extension	81,163	51,346	36,212	16,402	17.228	202.352
	TRANSMISSION	Transmission Total	2,367,401	1,857,587	1,184,075	994,385	896.433	7.299.881
		Maintenance	508,333	675,321	596,755	536,831	455.869	2.773.109
		Construction	238,844	376,288	23,713	-	-	638.846
		Extension	1,620,224	805,978	563,607	457,554	440.564	3.887.926
	Infrastructure and Others		433,690	267,810	251,121	272,718	297,277	1.522.617
	Distribution		259,533	-	-	-	-	259.533
SPE		Total	1,825,827	688,084	677,392	898,108	1.427.784	5.517.195
	GENERATION	Generation Total	1,489,884	389,110	639,353	890,725	1.427.784	4.836.855
		Maintenance	142,122	-	-	-	-	142.122
		Construction	1,208,500	342,707	589,063	839,573	1.096.998	4.076.841
		Extension	139,262	46,403	50,290	51,151	330.786	617.892
	TRANSMISSION	Transmission Total	335,943	298,974	38,039	7,383	-	680.340
		Maintenance	103,127	-	-	-	-	103.127
		Construction	174,145	58,359	7,941	7,383	-	247.828
		Extension	58,671	240,616	30,098	-	-	329.385
Total of Investments			6.207.651	3,781,950	3,167,689	3,103,238	3,495,744	19,756,272

Funding Source 2018-2022

The sources for financing corporate investments in generation and transmission and through SPEs in the period from 2018 to 2022, which amount to BRL 17.9 billion, comprise 68.9% of Own Funding, 26% of Funding to be hired, 4.6% third party resources under negotiation and 0.5% resource of third party already hired.

In 2017, the Eletrobras System made a total of BRL 5.2 billion, which corresponds to 58% of the budget budgeted for the year according to PDNG 2018-2022, of which BRL 3.05 billion are distributed according to the table below.

As the main projects, we mention the implementation of Angra III, in which there was a frustration of 57.6% in the performance compared to 2016, mainly due to the fact that the company continues with difficulties in Angra's tariff review.

Regarding the Implantation of Wind Farms for Electric Power Generation in the Northeast (Chesf), there was an increase of 244.9% in relation to 2016, for the conclusion of a wind farm composed of 14 generating units, completed in December 2017, with authorization for the commercialization of electricity and forecast for January 2018.

Investments (BRL Thousand)	Budgeted**	%	Accomplished
	2017		2017**	2016	2015	2014	2013
Corporate Investments
Generation	1,770,333	43.1%	762,395	1,092,34	2,162,98	2,182,88	2,630,91
Transmission	1,331,329	58.1%	772,957	1,204,92	1,855,35	2,111,04	2,281,84
Distribution	1,770,168	26.4%	467,296	861,15	791,2	577,46	741,17
Maintenance- Generation	493,484	42.1%	207,803	201,16	330,97	393,75	427,4
Maintenance - Transmission	341,168	80.2%	273,508	315,62	405,51	477,95	472,21
Maintenance - Distribution	397,942	100.0%	397,942	274,78	212,19	151,35	204,38
Outros*	411,192	40.8%	167,698	265,59	301,33	370,1	501,16
Subtotal	6,515,617	46.80%	3,049,599	4,215,50	6,059,52	6,264,54	7,259,06
SPEs Investments
Generation	1,801,660	85.6%	1,542,212	3,450,52	3,181,30	3,703,65	3,219,39
Transmission	636,389	97.7%	621,801	1,044,92	1,153,99	1,437,14	745,32
Subtotal	2,438,049	88.76%	2,164,013	4,495,44	4,334,29	5,140,79	3,964,71
GENERAL TOTAL	8,953,666	58.23%	5,213,612	8,710,99	10,393,31	11,405,33	11,223,77

Regarding investments in partnerships, we highlight the implementation of Belo Monte HPP, totaling BRL 0.58 billion, equivalent to 26.7% of the total invested in 2017; UHE Jirau in the amount of BRL 0.20 billion or 9.2% of the realized; São Manoel HPP in the amount of BRL 0.23 billion or 10.8% of the realized; and Xingu-Estreito HPP - Belo Monte Transmissora de Energia S/A, whose investment was BRL 0.38 billion, representing 17.7% of Investments in Partnerships in 2017.

Strategic planning

Eletrobras Strategic Planning was developed to identify trends, risks and uncertainties connected to its business. The assessments that supported the estimates and guided this planning considered current expectations and future events, as well as financial and non-financial trends over a 15-year horizon.

In 2017, Eletrobras maintained its alignment with the Strategic Plan 2015-2030. Aiming at fulfilling its mission and attaining its Vision of the Future, Eletrobras maintained the orientation of its performance in the business portfolio through 5 strategic guidelines: Superior Economic-Financial Performance, Sustainable Expansion, Operational Efficiency, Excellence in People and Culture of Excellence and Re-adaptation of the Business Model, Governance and Management.

Mission: Acting in the energy markets in an integrated, profitable and sustainable way;

Vision 2030: To be among the 3 largest global clean energy companies and among the 10 largest in the world in electricity, with profitability comparable to the best in the industry and being recognized by all its stakeholders;

Values: Ethics and transparency, focus on results; appreciation and commitment of the people; entrepreneurship and innovation and sustainability.

As a result of the Strategic Plan 2015-2030, the Business and Management Master Plan ("PDNG") is prepared each year. With a five year horizon, this document aims to present a proposal to face the challenges imposed by the current context of the country and the electric sector.

In 2017, Eletrobras intensified its efforts to achieve the goals set forth in its PDNG 2017-2021, overcame challenges and achieved important results connected to the 3 Strategic Pillars set as a priority for the 2017-2021 five-year period: Governance and Compliance, Operational Excellence and Financial Discipline.

In relation to the projects defined in PDNG 2017-2021, Eletrobras achieved the following results:

Governance and Compliance - Achievements

•         Implementation of independent reporting channel;

•         Enhancements to the Eletrobras Program 5 Dimensions

•         Establishment of due diligence process for critical suppliers;

•         Creation of the Information Security Committee and Department;

•         Implementation of management and treatment of complaints centrally;

•         Obtaining the certification of the governance indicator - IG/SEST - Level 1 (Excellence) of B3 - Brasil, Bolsa, Balcão;

•         Amendments to the Articles of Incorporation of the Holding and subsidiaries pursuant to Law 13303/2016;

•         Competence Policy of responsibility for Eletrobras’ companies; and

•         Approval of the Related Party Transactions Policy.

Operating Excellence – Accomplishments

•         Organizational restructuring - reduction of 758 rewarded functions, exceeding the target by 29% and savings of BRL 74.3 million/year, exceeding the goal by 10%;

•         2,055 joinings to the Special Retirement Plan ("PAE"), resulting in estimated annual savings of BRL 826 million;

•         Beginning of the Shared Services Center ("CSC") operation in March/18

•         Implementation of PRO-ERP in two series in 2018;

•         Gains accrued with the performance of Energy Trading of BRL 287.9 million; and

•         Integrated performance of Eletrobras companies in the discussion with ANEEL about the tariff revision of Generation and Transmission

Financial Discipline – Realizations

•         Decrease of Net Debt Ebitda of 6.7 to 4.3 in 2017;

•         Completion of the model for the sale of the stake in 70 SPEs totaling BRL 2.5 billion in book value;

•         Preparation for privatization of the 6 distribution companies, which had the sale approved at the 170th EGM held in February 2018;

•         Approval of the Board of Directors for start of the assessments of the corporate restructuring between ELETROSUL and CGTEE;

•         Adherence by the new REFIS - Tax Recovery Program and improvement of the federal tax offsetting process generated a benefit of BRL 1,831 million; and

•         Approval of the democratization of the capital proposal of Eletrobras by Investment Partnership Program Council - CPPI.

In December 2017, the Eletrobras Board of Directors approved, the new Business and Management Master Plan for the period 2018-2022 ("PDNG 2018-2022"), contemplates goals and projects to reach the strategic objectives, maintaining the alignment with Eletrobras' Business Identity - Mission, Vision 2030 and Values as well as some updates regarding PDNG 2017-2021.

The new Business and Management Master Plan for the period 2018-2022 ("PDNG 2018-2022) predicts for 5 macro strategies dismembered in 28 initiatives focused on Corporate Sustainability through financial discipline, operational excellence, governance and compliance, valuation of people and sustainable performance.

For facing the challenges that still persist for the next five years, the PDNG 2018-2022, like its predecessor, considers as priorities the same three strategic pillars: Governance and Compliance, Financial Discipline and Operational Excellence. However, in view of the Special Retirement Program ("PAE"), which promoted the termination of employees in 2017 and the beginning of the implementation of the Shared Services Center and the single Integrated Management System (ERP), the Company understands how relevant the prioritization of projects connected to people management, which resulted in the inclusion of the fourth pillar "Appreciation of People" in PDNG 2018-2022.

In addition to this, in line with the strategic guidelines established in the Strategic Plan 2015-2030 and the alignment with Agenda 2030 launched by the United Nations, adopted by the Brazilian Government, the Company created the fifth pillar "Sustainable Performance" which should contains projects connected to sustainability.

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1. Governance and Compliance - efforts to improve the decision-making process, increasing market transparency and investor confidence, through strategic alignment, transparency of information, compliance, improvement of internal controls, risk management, fairness of treatment shareholders and stakeholders, accountability and corporate responsibility. It has 4 associated initiatives:

1. Consolidation of the Eletrobras 5 Dimensions Program; The Eletrobras 5 Dimensional Integrity Program has been implemented in all Eletrobras companies in order to comply with international corporate governance standards, laws and regulations and adheres to good corporate governance and corporate governance practices. The main benefits of the Program relate to:

•Creation of a safe environment for conducting business; Reduction of costs and contingencies with investigations and fines.

The implementation of predictive integrity mechanisms is predicted for 2018, based on a matrix of fraud and corruption risks classified by level of criticality, allowing Management to focus its efforts to complement compliance and control measures in order to mitigate the materialization these events.

It should also be noted the improvement of the Denouncement Reporting Channel, with the outsourcing of the channel, which allows greater transparency in the service to the denouncer and swiftness in the investigation of the facts. In addition to this, the creation of the Integrity System Committee (CSI), which the main attribution is the management and treatment of complaints, as well as the definition of methods for investigating complaints, will allow efforts to be focused on denunciations considered to be of very high risk high or high.

• Increased investor confidence by generating an increase in market value; Improvement in the borrowing and financing condition due to increased investor confidence.

In this sense, it is worth highlighting the publication of the "Transparency in Corporate Reports" Report of the Non-Governmental Organization Transparency International Brazil. This Report presents an assessment of the 100 largest Brazilian companies by net revenue, in terms of good governance practices and reduction of corruption risk. According to Transparency International, Eletrobras has achieved a 100% rate of disclosure of anti-corruption programs.

2. Continuous Improvement of the Internal Control Environment; Regarding to our internal financial reporting controls, Eletrobras has 4 related material weaknesses for the year 2016:

(i) The Company did not maintain an effective control environment, specifically regarding the timing of remediation of deficiencies in internal controls connected to prior years;

(ii) The Company did not maintain adequate controls on the preparation of financial statements and related disclosures, including the lack of timing in the analyzes and reconciliations of Amazonas Distribuição and Furnas;

(iii) The Company did not maintain effective internal controls to monitor the Special Purpose Entities (SPEs), including failure to identify and monitor the physical and financial execution of the relevant investment projects accounted for under the equity method, technical and financial terms of the construction contracts before the bidding process, adequate analysis of the proposals made by suppliers and lack of evaluation and monitoring of the evolution and budget of the projects;

(iv) The Company did not fully implement internal controls connected to risk prevention, corruption and compliance, taking into account the requirements of the Foreign Corrupt Practices Act (FCPA) and Brazilian law (Law 12.846/13 - Anti-Corruption Law), including an effective reporting channel due to inadequate integrity controls;

During 2017, several measures were taken to remediation material weaknesses, always with the support of top management, among which we may mention the contracting of a Denouncement Reporting Channel, implementation of the policy of handling complaints, improvement of the control environment in improvement of the control of the accounting closing process, updating of the SPEs manual.

3. Implement actions for listing in Indexes and obtaining Corporate Governance stamp for State-owned Companies of B3 - Brasil, Bolsa, Balcão (São Paulo Stock Exchange);

The following benefits are intended to be achieved with the implementation of this project:

• To obtain improvement in the practices of Corporate Sustainability at Eletrobras;

• Improve the company's institutional image, especially with investors;

• Listings in sustainability and corporate governance indexes enhance corporate reputation and increase the value perception of stakeholders, notably investors.

The certification of the Governance Indicator - IG-SEST Level 1 (level of excellence) and the approval of the Governance Letter in Executive Officers Meeting and BofD in November.

As for the preparation project for democratization of the capital of Eletrobras Holding, we have the information that was published in the Relevant Fact of approval of PDNG 2018-2022 released on 12/15/17. Below is the text to evaluate the pertinence of its use.

4. Preparation for Democratization of Capital of Eletrobras Holding.

The Ministry of Mines and Energy (“MME”) proposed, to the Board of the Partnership and Investment Program of the Presidency of the Republic (“CPPI”), the privatization of Eletrobras, by means of the so-called “democratization of capital” in August 2017.

According to the MME recommendation, in the bill released on January 2018, the democratization of Eletrobras' capital should occur mainly through capital increase through public subscription of common shares, without the Federal Government (directly or indirectly through a company controlled by it) subscribes new actions in this process, diluting its shareholding participation.

The operation’s deployment depends on governmental, legislative and regulatory authorities, as well as on the assessment and confirmation of the model to be applied, not to mention the compliance with the specific procedures provided for in the applicable laws, including the rules of SEC (Securities and Exchange Commission), the New York Stock Exchange– NYSE, B3 – Brasil, Bolsa, Balcão e Latibex – the Stock Exchange of Madrid.

In addition, in March 2018, Resolution No. 30 of the Presidency's Investment Partnerships Program Board ("CPPI Resolution 30") of March 19, 2018 was approved, which deals with the implementation and monitoring of the privatization process of Centrais Elétricas Brasileiras - Eletrobras.

2. Financial Discipline - initiatives aimed at reducing Eletrobras' net and gross debt, through privatizations, demobilization of operational and non-operational assets, improvement of the technical and economic and financial management of the projects appropriate to the Company's financial structure. It has 9 associated strategies:

1.          Privatization of Distributors; The 170th General Meeting, held on February 8, 2018, approved the sale of the six Distributors and approved that Eletrobras assumes rights to Amazonas Energia, Eletroacre, Ceron, Boa Vista Energia regarding the Fuel Consumption Account - CCC and the Development Account Energetic - CDE. The approval was a decision of the shareholders, which were supported by the privatization model of the distributors, delivered by the National Bank for Economic and Social Development (BNDES), the managing bank of the National Privatization Fund (FND) and the privatization process of distributors.

2.                      Sale of Administrative Real Estate;

3.          Sale of Participations in Specific Purpose Companies (SPE); Expectation of a sale auction in the first half of 2018.

4.          Corporate Restructuring aiming at the utilization of fiscal debt claim;

5.          Tax Optimization;

6.          Compulsory Loan;

7.          Eletrobras Business Pension Funds;

8.          Zero Base Budget

9.          Strategy for the Stock Portfolio, held by Eletrobras, in Affiliates.

It should be mentioned that, as of 12/31/2017, the period of adhesion to Energisa MT's takeover bid was taking place, and Eletrobras decided to join the transaction. The OPA Auction totaled 32,114,119 shares, equivalent to BRL 276,181,423.40.

In a second moment, as permitted by the Call Notice, Eletrobras sold 10,255,310 shares, totaling BRL 88,503,325.30 in the Auction of Energisa MT in its Public Offering, held on 02/02/2018. After this sale, Eletrobras' interest increased to 940,000 common shares and 3,559,000 preferred shares, equivalent to 1.28% and 2.55% of the share capital of each type, totaling 4,499,000 shares, which represents 2.11% of the total share capital of Energisa MT.

3. Operational Excellence - initiatives that seek, through constant improvement of the company's processes, to integrate and improve decision-making with the adoption of best practices, more efficient and, above all, aligned with the regulatory remuneration approved for the company. It has 8 associated strategies:

1.          Organizational Restructuring;

2.          Implementation of PRO-ERP;

3.          Shared Services Center (CSC);

4.          Decrease of Costs with Personnel;

5.          Regulatory Strategy for Generation and Transmission;

6.          Electric Energy Trading Chamber;

7.          Construction Resumption Plan for Angra 3 Nuclear Plant Works;

8.          Improvement and Automation of Generation and Transmission Facilities.

4.    Sustainable Performance - initiatives that show the company's alignment with the Sustainable Development Goals, launched by the UN in 2015, in Agenda 2030. These initiatives present a proposal for a balanced approach, mixing awareness and socio-economic and environmental responsibility in all stages of the company's activities, seeking to create value for all stakeholders. It has 4 associated strategies:

1.          Commitment to the 2030’s Agenda;

2.          Prospecting Opportunities via "Green Bond";

3.          Methodology to measure the results of R & D + I projects (Research, Development and Innovation)

4.          Implementation of Integrated Report;

5.    Appreciation of People - initiatives that aim to create an environment of meritocracy, through the recognition and appreciation of the qualification and competence of the employee and internal mobility, which will be necessary for the company to obtain better performance and satisfactory results, in a period of organizational changes such as the Shared Services Center and the implementation of a single Integrated Management System. It has 3 associated strategies:

1.          Qualitative and quantitative staffing sizing;

2.          Improvement of the Performance Management System;

3.          Bank of Talents and Opportunities.

Sustained by these five pillars is the Strategic Ambition of the Eletrobras System:

"To promote competitive advantages in Generation, Transmission and Marketing, achieving corporate sustainability recognized by all stakeholders.”

d)   purchase of plants, equipment, patents or other assets that should materially influence the productive capacity of the Company.

Eletrobras, on January 27, 2015, acquired the control of Celg-Distribuição SA Celg-D ("Celg-D"), the electricity distribution and trading utility, and concluded the purchase of Celg- D to the cost of BRL 59.5 million. The purchase was aimed at the economic and financial recovery of Celg-D, which has approximately 2.7 million customers.

On November 30, 2016, the Celg D Privatization Auction took place, whereby Enel Brasil SA was the winner, with a 28% premium over the minimum price.

In February 2017, the Celg-D transfer of control was concluded.

Eletrobras subscribed for new shares in CTEEP (Companhia Transmissão Energia Elétrica Paulista) and AES Tietê Energia S.A., disbursing, respectively, BRL 81.5 million and BRL 12.2 million so as not to dilute its equity stake relative to the total capital stock of those companies, which is equal to 35.4% and 7.94% of the total capital stock of each, respectively.

Eletrobras made capital disbursements in SPE Norte Energia, proportional to its shareholding of 15%, amounting to BRL 600 million in 2016. The subsidiaries of Chesf and Eletronorte made disbursements in the same SPE amounting to BRL 1,399.2 million, connected to their interests.

In 2016, Eletrobras authorized Centrales Hidroeléctricas de Centro América S.A. (CHC) to sell all of its shares in Centrales Hidroeléctricas de Nicaragua S.A. (CHN), for the amount of USD 44.2 million. Eletrobras holds a 50% interest in the company and, through a share repurchase process, has already received USD 20.5 million.

On November 17, 2017, the subsidiary Eletrosul Centrais Elétricas S.A. ("Eletrosul") signed the Structure Agreement with the Shanghai Electric Group Co. Ltd. and CHINA-LAC Industrial Cooperation Investment Fund Co. Ltd, with the intervention of Eletrobras. The purpose of said agreement is the transfer of 100% (one hundred percent) of electric power transmission projects, object of the ANEEL concession contract No. 001/2015 (ANEEL Auction No. 004/2014 - Lot A), for Purpose Company Specific (SPE) to be created by Shanghai Electric, as well as the conditions for the constitution of future partnership in said SPE. Such transfer depends on the approval by the Brazilian regulatory agencies, according to applicable legislation.

c) new products and services, indicating: i) description of ongoing research already disclosed; ii) total expenses made by the Company in research for development of new products or services; iii) projects in development already disclosed; iv) total expenses made by the Company in the development of new products or services.

Research Projects Developed by CEPEL

Created in 1974, by Eletrobras effort, the Electric Energy Research Center ("Cepel") has been contributing to the maintenance of an advanced Research, Development and Innovation ("R&D+I") technological infrastructure in electrical equipment and systems, in order to meet the unique characteristics of the Brazilian electricity sector.

Having as its Founding Associates Eletrobras and its subsidiaries Chesf, Furnas, Eletronorte and Eletrosul, the Center holds the Executive Office for R&D+I and Technology, of the Technological Policy Committee of Eletrobras Companies. It is its centralized performer of lines of research, programs and projects, and provides consulting and advice on the assessment of results, in the management of technological knowledge and its application.

Due to its scope, the beneficiaries of Cepel's operations transcend the Eletrobras System. They include the Ministries of Mines and Energy ("MME") and Science, Technology and Innovation ("MCTI"), and sector entities such as the Energy Research Company ("EPE"), the National Electric System Operator "), The Electric Energy Trading Chamber (" CCEE ") and the National Electric Energy Agency (" ANEEL "), as well as utilities and equipment manufacturers.

Its R&D+I activities are consolidated in seven major areas: Energy Optimization and the Environment; Electrical Networks; System Automation; Lines and Stations; Distribution Technology; Materials, Alternative Sources and Energy Efficiency; and Laboratory Infrastructure and Experimental Research.

With strong support from Eletrobras Companies and a partnership with the academy, CEPEL develops and maintains, in the state of the art, its own collection of methodologies and chain of computational models, essential for the management of the interconnected electric energy system, within rigid safety criteria.

Cepel houses the Sérgio de Salvo Brito (Cresesb) Reference Center for Solar and Wind Energy, the Center for the Application of Efficient Technologies (Cate) and the Efficient Solar House; areas of demonstration and dissemination of technologies. It acts in energy quality, and in the development of equipment and systems for measuring, managing electricity and reducing losses. With the support of the Ministry of Mining and Energy and the World Bank, the CEPEL is putting together laboratory and research infrastructure for the development and evaluation of Smart Grid solutions.

There are CEPEL projects focusing on maintaining reliability and extending useful life of generation, transmission, and distribution equipment and systems, constituting important areas for the improved technical and economic performance of the assets from the ELETROBRAS System. In monitoring and asset management of companies, their systems (SOMA, DianE and IMA-DP) assist in the optimization of investments, maintenance and safety in the operation.

With one of the most significant investments in its recent history, in partnership with Eletrobras, Furnas, Chesf, Eletronorte, Eletrosul, MME, and Finep, the Ultra High Voltage Laboratory (External UAT Lab) has been fully operational since November of 2016, with capacity to conduct experimental research, development, and testing for the configuration of transmission lines and related equipment up to ± 1000 KV DC and 1200 kV AC, thus providing support for the companies from the ELETROBRAS System, the Electricity Sector, and manufacturers, in partnership with academia and national and international research centers, for the development and optimization of projects of this new frontier of operational tension. Throughout 2017 an arrangement was created that reproduces a section of the Belo Monte transmission system, which will allow the conduction of the first experimental projects on its behavior already in 2018.

The characteristics of the National Interconnected System (SIN) generate the need for specialized laboratory infrastructure, of reference, for experimental research and tests on large equipment, involving high voltages and currents, and other relevant quantities; an essential factor to give sustainability to the operation and development of the SIN. To meet this demand, the CEPEL implemented the largest group of electricity laboratories in the Southern Hemisphere, including the following:

•          The External High Voltage Laboratory, which began operations in 2016 for testing and experimental research for the configuration of transmission lines, insulator chains, and other line components for voltages up to 1,200 KV AC and ± 1,000 KV DC, a leading pioneer in the Americas;

• High Voltage, one of the largest of its kind in the Southern Hemisphere, for dielectric (isolation) tests of acceptance and R & D support in equipment and components for transmission systems up to 800 kV;

•          High Power Laboratory, which offers the highest levels of short-circuit power in South America; (4) Other laboratories specializing in areas such as Chemical Analysis, Corrosion, Metallography, Diagnostics of Electrical Equipment and Installations, Lighting and Refrigeration/PROCEL, Intensive Computation, Synchronous Phasor Measurement, Superconductivity, and Energy Quality.

In 2017, the contribution of institutional contributions of Eletrobras Companies, in fulfillment of its statutory obligation for support and development of Cepel, totaled R $ 188 million. Considering the total participation of Eletrobras, development agency and other partners in the sector, total investment.

Investments in Research, Development & Innovation and Experimental Research	BRL thousand
	2017	2016	Variation (%)
Systems Automation	28,176	26,224	7.44%
Energy Optimization and Environment	38,798	27,204	42.62%
Lines and Stations	38,236	44,329	-13.74%
Electrical Networks	23,560	23,655	-0.40%
Distribution Technologies	14,572	10,682	36.41%
Materials, Energy Efficiency and Complementary Generation	26,407	22,483	17.45%
Experimental Research	53,264	54,912	-3.00%
Total	223,014	209,488	6.46%

The main projects executed in 2017 were in the following areas:

✓  Energy optimization and environment;

✓  Electrical networks;

✓  System automation;

✓  Transmission lines and equipment;

✓  Materials, energy efficiency and complementary generation;

✓  Technologies for distribution; and

Laboratories and Experimental Research. In 2017, a restructuring of the monitoring and project management systems was implemented aiming for greater transparency.

During the year 2017, a decision was taken within the scope of the Eletrobras Companies to postpone the investments planned for the implementation of the Sheltered LabUat, to make it more consistent with the needs of the country.

CEPEL Investments

For the year 2018, a prioritization of investments for research in Intelligent Electrical Networks - focusing on the implementation of the Smart Grid Laboratory - and research on Complementary Generation, will be implemented, with the implementation of laboratory infrastructure to enable studies related to performance of photovoltaic panels.

Innovation Management and Process Improvement

The Holding Company's Corporate Innovation Program is an effort implemented to improve the internal culture of innovation. Developed with the purpose of giving voice to employees, the Program allows the registration of ideas to solve business problems, according to the themes established each cycle. Process Improvement, Revenue Increase, MSO Reduction and Other Ideas were the themes defined to capture value, based on employee insights, in the 2017 cycle. Every employee of the company may register an idea.

The ideas implemented and with results are certified and automatically compete for the Good Ideas Award. The award is annual and aims to recognize the best results. In the 2017 cycle thirteen (13) ideas were registered, with five (5) released for implementation. They were not finalized in 2017, but they seek to generate solutions at low cost, which contribute significantly to increase productivity, reduce costs, without necessarily requiring high initial investments.

Improvement projects emphasize teamwork and self-discipline based on the analysis and reflection of managers and technicians, with the aim of increasing productivity, reducing waste and optimizing processes. Within the methodology, the improvement works are segmented by virtue of the degree of complexity that they present.

Throughout 2017, 16 improvement projects were carried out in partnership with the business areas on the most varied topics of processes, such as: SPE, Complaint Management, Corporate Governance, Energy Trading, Accounts Payable and Receivable, Sponsorship and Ombudsman.

In addition, the third cycle of the Eletrobras Process Improvement Program - PMPE (Low Complexity) was instituted in 2015. The PMPE aims to contribute to the formation of a culture of continuous improvement in Eletrobras, based on training and guidance of employees involved in the application of process improvement techniques.

In the year 2017, five improvement projects were submitted. Throughout the execution of the projects, managers and employees were accompanied by internal coaches seeking to maximize the development of competencies and the achievement of the goals established for each project, which are expected to be completed by 2018.

Information Technology Governance

In 2017, the Executive Board approved the creation of the Information Security and Management area linked to the Compliance Officer (DC). The new organizational unit has the responsibility of coordinating the practices of managing and protecting corporate documents and information at acceptable levels of risk. The same resolution also created the Eletrobras Information Security Committee, which will monitor and sponsor all necessary actions for corporate security.

In the same year, the Information Security Policy of Eletrobras was elaborated, which strategically directs the issues related to information security, defining guidelines for storage, custody, processing, transmission and disposal of information in the conventional or technology environment of Eletrobras.

In order to strategically support and align its actions with the strategic business needs defined in the Business and Management Master Plan (PDNG 2017-2021), the Information Technology and Telecommunication Superintendence (DJT) prepared the 2017- 2018 (PDTIC), which is an important tool and guide to its main strategic actions.

Based on the said PDTIC, the most relevant actions occurred in 2017, are separated by the strategic pillars defined in the PDNG.

Eletrobras achieved the maximum level of capacity in the iGovTI evaluation carried out by the Federal Audit Court (TCU) in improving the processes of ICT governance. Considering also the pillar of Governance and Compliance, actions connected to Information Security were also implemented:

In addition to these actions, the Executive Board approved the creation of the Information Security and Management (DCAS) area, connected to the Compliance Department (DC). The new organizational unit has the responsibility of coordinating the practices of managing and protecting corporate documents and information at acceptable levels of risk. The same resolution also created the Eletrobras Information Security Committee, which will monitor and sponsor all necessary actions for corporate security.

In the same year, the Information Security Policy of Eletrobras was elaborated, with the objective of strategically orienting issues connected to information security, defining guidelines for storage, custody, processing, transmission and disposal of information in the conventional or technology environment of Eletrobras companies.

For 2018, an information security training plan is planned for several audiences, in concert with University of the Eletrobras System (Unise) and aims to level concepts on the subject, promote the culture of keeping corporate information protected, and the implementation of several security systems in concert with the Information Technology and Telecommunications area, notably the prevention of information leakage, highlighted above, which should help develop designs for rating information in several divisions of the company.

Implementation of ProERP - ERP Standard Deployment Program

In continuity with the goals established in the PDNG 2018-2022, the implementation of the ProERP, a unified Information system that will accelerate the decision-making process and the improvement of the information dissemination process, is in unit testing phase. The prediction is that Go Live will be implemented in April 2018 at Eletrobras, Furnas, Cepel de Eletropar.

In 2017 the 10 (ten) company codes were created and Furnas' SAP was adjusted to be a single instance accelerator. The data of these 10 companies will be stored in the Holding, which remains as a single instance. After the first Go Live, the preparation of the other companies will be started so that all of them may have their database available in the system. In this way, it is estimated that IT governance by Eletrobras, in the figure of Holding, will be much more efficient.

ProERP has an estimated total implementation cost of BRL 185 million Brazilian Reais up to 2021, slightly higher than the 130 million forecast last year, due to the contracting of a fiscal solution and another for the management of fixed assets that were not provisioned.

With the implementation of ProERP, the return is estimated in benefits for Eletrobras companies, until 2021, in several projects, especially with the implementation of the "Shared Services Center". In terms of costs, the main highlights are:

Other projects

In addition to its international expansion project, Eletrobras routinely carries out feasibility assessments for investments in generation, transmission and distribution of energy with the potential of aggregating revenues for the Company. If such assessments are proven to be feasible, and are approved by the Company's decision-making departments, it will be able to invest in such projects, which will be timely communicated to the market.

Amounts spent by Eletrobras in the development of new products or services

The amounts recorded by Eletrobras as research and development, infrastructure and environmental quality corresponded to BRL 168 million in the accounting year ended December 31, 2017, compared to BRL 266 million and BRL 301 million in accounting years ended in December 31, 2016 and 2015, respectively.

10.9 - Comment on other factors that have a relevant influence on the operational performance and that have not been identified or commented on in the other items of this section

Social Responsibility

Always aware of its mission to "act in energy markets in an integrated, profitable, and sustainable manner", Eletrobras supports projects of importance for the development of Brazilian society in various sectors.

In 2017, through the Gender, Race and Diversity Committee, Eletrobras continued the implementation of its proposed action plan for the 6th edition of the Pro-Equity Gender and Race Program of the National Office for Policies for Women (SNPM), connected to the Office of Government of the Presidency of the Republic. Among the actions that aim to contribute to the elimination of discrimination and inequalities in the work environment, the highlight in 2017 was the increase in paternity leave from 5 to 20 days, as a result of its adherence to the Citizen Company Program of the Federal Government.

Eletrobras held a seat on the Gender Committee of the Ministry of Mines and Energy and Related Entities (COGEMMEV) and, in 2017, it participated in the collegiate coordination of this committee as representative of companies in the electricity sector.

Having adhered to the Global Compact and Millennium Goals, the Company has committed to basic principles of human rights, labor rights, protection of the environment and anti-corruption. Since 2014, the company has adhered to the Declaration of Corporate Commitment to Confront Sexual Violence Against Children and Adolescents, whose commitments are to broaden the social responsibility agenda, to systematically develop concrete and effective actions to raise awareness among its internal public and its productive chain About the subject. In undertaking these commitments, the Company expresses its commitment to sustainable development.

In compliance with Decree 5,940/2006 and the National Policy on Solid Waste, instituted by Law 12,305/2010, Eletrobras carries out the company's selective collection, by allocating the recyclable waste generated and separated in the offices of Rio de Janeiro to the five associations and cooperatives of scavengers authorized by edict.  In 2017, more than 31 tons of recyclable materials were donated. Published in 2016, the notice authorized five institutions that will serve Eletrobras until January 2019.

The Solidarity Selective Collection Commission continued the preparation of the Eletrobras Solid Waste Management Plan, a proposal accepted by the company's Ideas Management System, which is expected to be completed and implemented in 2018.

In 2017, Eletrobras participated in the resumption of the Interministerial Committee for Social and Economic Inclusion of Recyclable and Reusable Material Collectors - CIISC, whose purpose is to support inclusion actions, articulate sectoral policies, follow the implementation of actions aimed at waste pickers, stimulate the participation of the private sector in actions of social and economic inclusion of this public, among others. The Committee includes representatives of the Direct and Indirect Public Administration, including Eletrobras and Itaipu, as well as representations of the pickers' movements.

In order to encourage and support the company's employees to exercise citizenship, in 2017, the Eletrobras Volunteer Program carried out 41 actions that mobilized volunteers and employees for the benefit of more than 1,500 people in communities around the company with total investment of BRL 68,934.97.  In addition to this, 6 campaigns were carried out that mobilized the company's employees and attended, among others, assisted by the Specialized Referral Center of Social Assistance - CREAS, partner of the company in the Program.

In line with the Eletrobras Companies' Social Responsibility Policy, available on its website, and as a result of the commitments made in the licensing process of the Belo Monte hydroelectric power plant, projects were continued with the Kayapó communities of the Xingu south of Pará. The main results of these experiences are: the institutional strengthening of the entities that represent the Kayapó and execute the projects; inspection and protection of indigenous lands; the promotion of sustainable economic activities; the cultural valuation of the ethnic group, with, for example, support to the production and commercialization of handicrafts. The projects are financed by Norte Energia, but the monitoring and management of the relationship is carried out by Eletrobras.

The results of these projects represent a positive impact on Eletrobras' strategic interests in environmental preservation and good relationship with these indigenous communities in the Xingu River region. After all, while the Xingu basin is only 50% preserved, Kayapó indigenous lands, located in the heart of the basin, are 93% preserved, contributing to the conservation of the water resources that will feed the Belo Monte hydroelectric power plant.

Below are the social responsibility agreements signed by Eletrobras Holding in 2017.

COOPERATION AGREEMENT	Social Project	Location	Line of action	Benefitted	Amount Transferred (BRL)
*TC-DS-C-0095/2013	West Kayapó Support and Assistance Project	Indigenous lands Baú and Menkgragnoti/PA	Generation of Work and Income and territory development	1,500	4.500.000,00***
*TC-DS-C-0313/2015	Support Plan for the Autonomy of the Eastern Kayapó	Badjônkôre indigenous lands, Kayapó and Las Casas, south of Pará	Sustainable economic activities, territorial and environmental management, institutional strengthening, cultural strengthening	4,500	5.255.520,00***
Total				6,000	9.755.520

* the projects in question are carried out through partnership agreements entered into by and between Eletrobras, Norte Energia, the institutions that represent the Kayapó people, and the FUNAI, where the financial resources are the responsibility of Norte Energia and Eletrobras is responsible for overseeing and monitoring the execution of the projects.

Regarding their sponsorships, the joint work of the Eletrobras companies promoted the updating of the Sponsorship Policy for Eletrobras Companies, an instrument for the regulation of common shares of companies. In 2017, the Eletrobras holding company also published the Eletrobras Sponsorship Standard, which allowed the establishment of guidelines for the selection, technical evaluation and general regulations for the execution of sponsorship contracts. The Sponsorship Standard is applicable to the Eletrobras divisions in charge of the selection, execution, management and inspection of sponsorship contracts.

At Eletrobras holding, the selection of projects and the allocation of resources consider adherence to the principles and guidelines contained in the Eletrobras Companies Sponsorship Policy and Eletrobras' Sponsorship Policy. The evaluation of the merit and financial adequacy of a project also takes into account the cost-benefit ratio and the result achieved by a sponsorship, based on the Sponsorship Evaluation Methodology used in the company.

The following is the list of sponsorships (cultural and non-incentive) contracted in 2017:

Cultural Projects Encouraged Contracted in 2017
Contract	Project Type	Project Name	Beneficiary	Contracted Amount (BRL) *
0005/2017	Direct Choice	Reginnal Presentation (Parintins 2017)	Maná produções, comunicação e eventos LTDA	350,000.00
0008/2017	Direct Choice	2017 Concert and Chamber Orchestra Season in Concert - Theatro Municipal do Rio de Janeiro	Associação dos Amigos do Teatro Municipal do RJ	400,000.00
0010/2017	Direct Choice	Gudin, Mario, Bulhões Pedreira - Trilogy of 100 Years of Integration of the Brazilian Economy (Trilogia de 100 Anos da Integração da Economia brasileira)	Insight Engineering De Comunicação & Marketing Ltda	40,000.00
0018/2017	Direct Choice	2017 National Music Festival	VF Promoções e Publicidade Ltda	150,000.00
0027/2017	Direct Choice	Anthropocene	Storm Comunicação e Tecnologia Ltda	80,000.00
Total of sponsored projects contracted in 2017				1,020,000.00

Non-Subsidized Projects Contracted in 2017
Contract	Project Type	Project Name	Beneficiary	Contracted Amount (BRL) *
0001/2017	2016 Notice of Events	Solarinvest – 8° Congresso Para o Desenvolvimento Da Energia Solar No Brasil (Solarinvest - 8th Congress for the Development of Solar Energy in Brazil)	Córtex Americas Organização de Feiras e Eventos Ltda	30,000.00
0002/2017	Direct Choice	Renewable Energy and Interconnected Innovations: Sustainable Markets of the 21st Century (Energia Renovável e Inovações Interconectadas: Mercados Sustentáveis do Século XXI)	Viva Comunicação e Promoção Ltda ME	50,000.00
0003/2017	Direct Choice	Questões Climáticas e os Impactos nos Negócios de Energia (Climate Issues and Impacts on Energy Business)	Getúlio Vargas Foundation - FGV	29,000.00
0004/2017	Direct Choice	29th National Forum	National Institute of Higher Education (INAE)	50,000.00
0006/2017	2017 Notice of Events	Brazil Solar Power - Conference and Exhibition	Canal Energia Internet Ltda	30,000.00
0007/2017	2017 Notice of Events	7th National Seminar of Internal Audit of Companies of the Electricity Industry - 7th Audit (7º Seminário Nacional De Auditoria Interna Das Empresas Do Setor Elétrico - 7º Audite)	Fundação Comitê de Gestão Empresarial - Fundação COGE	36,000.00
0009/2017	2017 Notice of Events	Seminário Internacional de Políticas, Incentivos, Tecnologia e Regulação de Redes Inteligentes (International Seminar on Policies, Incentives, Technology and Regulation of Intelligent Networks)	Brazilian National Committee for the Production and Transmission of Electric Energy - Cigré-Brasil	50,000.00
0011/2017	2017 Notice of Events	Sustentar - 10º Fórum Internacional pelo Desenvolvimento Sustentável (10th International Forum for Sustainable Development)	Instituto Sustentar de Responsabilidade Socioambiental	50,000.00
0012/2017	2017 Notice of Events	Brazil Windpower 2017 - Conference and Exhibition	Canal Energia Internet Ltda	40,000.00
0013/2017	2017 Notice of Events	COBEE 14º Congresso Brasileiro de Eficiência Energética e ExpoEficiência	Associação Brasileira das Empresas de Serviços de Conservação de Energia – ABESCO	80,000.00

0014/2017	2017 Notice of Events	XXIV SNPTEE – Seminário Nacional de Produção e Transmissão de Energia Elétrica (National Seminar on the Production and Transmission of Electric Power)	Brazilian National Committee for the Production and Transmission of Electric Energy – Cigré-Brasil	150,000.00
0015/2017	2017 Notice of Events	2º Encontro Energia & Cenários (2nd Meeting Energy & Scenarios)	Córtex Americas Organização de Feiras e Eventos Ltda	20,000.00
0016/2017	2017 Notice of Events	8th LASE - Congress of Licensing and Social and Environmental Management for the Electricity Industry (Congresso de Licenciamento e Gestão Socioambiental para o Setor Elétrico)	Córtex Américas O.F. Eventos Ltda	35,000.00
0017/2017	2017 Notice of Events	6th Energy Risk Management Conference - ERM 2017	Córtex Américas O.F. Eventos Ltda	25,000.00
0019/2017	2017 Notice of Events	10th Seminar on Power Electronics and Control - SEPOC 2017	Associação Grupo de Eletrônica de potência e Controle (AGEPOC)	40,000.00
0020/2017	2017 Notice of Events	XXII Simpósio Brasileiro de Recursos Hídricos (XXII Brazilian Water Resources Symposium)	Associação Brasileira de Recursos Hídricos – ABRHidricos	50,000.00
0021/2017	2017 Notice of Events	Seminário sobre Inovação e Tecnologia (Seminar on Innovation and Technology)	Associação dos Analistas e Profissionais de Investimento do Mercado de Capitais - APIMEC RIO	15,000.00
0023/2017	2017 Notice of Events	XIX SEPEF - Seminário de Planejamento Econômico-Financeiro das Empresas do Setor Energético (Seminar of Economic-Financial Planning of Companies of the Energy Sector)	Fundação Comitê de Gestão Empresarial - Fundação COGE	29,000.00
0024/2017	2017 Notice of Events	XVII Congresso Brasileiro de Energia (Brazilian Congress of Energy)	Fundação Coordenação de Projetos, Pesquisas e Estudos Tecnológicos (COPPETEC)	50,000.00
Total nonsposored projects contracted in 2017				BRL 859,000.00

The table below presents, for the 2017 financial year, the main expenditures of Eletrobras Holding, in the various categories of projects and social actions:

External Social Indicators: Values Reached in 2017		Holding (BRL)
		2017	2016
1	Social Projects and Actions Category	-	-
1.1	Education	-	-
1.2	Health and Food Security	-	-
1.3	Infrastructure	-	-
1.4	Generation of Work and Income	-	-
1.5	Guarantee of the Rights of Children and Adolescents	-	-
1.6	Environment	-	-
1.7	Culture	-	-
1.8	Sports and Leisure	-	-
1.9	Promoting Citizenship	-	-
1.10	Territorial Development and Traditional Communities (Decree 6,040/07)	-	-
Subtotal Category Projects and Social Actions		-	-
2	Donations of Financial Resources	-	-
2.1	Donation to the National Program to Support the Health of Persons with Disabilities (Pronas) Law 12,715 / 2012	-	-
2.2	Donation to the National Program of Support to Cancer	-	-
2.3	Donation to the Fund for Childhood and Adolescence	-	-
2.4	Donation for emergency or public calamity	-	-
2.5	Philanthropy Dantions	-	-
2.6	Donation to the Elderly Fund (Law 12,213 / 2010)	-	-
3	Donations of Goods and Service	-	-
4	Donations of unserviceable goods to the company	-	-
Subtotal Donations		-	-
5.1	Investment in the mobilization of volunteers	1,143.20	-
5.2	Investments in support of volunteer activities	45,231.60	-
5.3	Employee time invested in volunteering	22,560.17	12,837.77
Subtotal Volunteering		68,934.97	12,837.77
6.1	Sports sponsorship Not encouraged	-	-
6.2	Subsidized Sponsorships (Sport Promotion Law)	-	191,000.00
Subtotal Sports Sponsorships		-	191,000.00
5.2	Cultural Sponsorships (Rouanet Law)	1,105,500.00	1,085,350.00
5.3	Institutional Sponsorships (Not Encouraged)	693,702.00	1,021,688.00
Subtotal cultural and institutional sponsorships		1,799,202.00	2,107,038.00
Total Investments		1,868,136.97	2,310,875.77

The following table shows values spent in 2017 with Eletrobras Institutional Advertising, Institutional Communication, including Internal Communication, and efforts of the "Energia + Project". The total amount of legal advertising actions executed by Eletrobras arising from obligations required by law, such as the publication of the company's financial statements, is also presented.

Product	2017 (in BRL)	2016 (in BRL)
Institutional Advertising of Eletrobras	-	1.097.729,98*
Official (Legal) Advertising	5,996,200.92	5,582,804.38
(Institutional Communication - including Internal Communication)	-	-
Total	5,996,200.92	6,680,534.36

 *Includes expenses from Institutional Advertising relating to “Projeto Energia +."

Annex 02: Information concerning the applicants for the Board of Directors appointed by the controlling shareholders

Name	Date of Birth	Managing Department:	Election Date	Term of Office
CPF (Brazilian Individual Taxpayers’ Registry)	Occupation	Elective Position Held:	Installation Date	Ellected by the Controlling Shareholder?
Independent Member?	Number of Consecutive Offices:	Other Positions and Job Titles took up in the Issuer:

If the Candidate held the position of member of the Board of Directors or Fiscal Council, please state the percentage of participation in meetings held by the Department during the last year, which happened after taking office.

PROFESSIONAL EXPERIENTE/STATEMENTS ABOUT JUDGMENTS OF CONVICTION/INDEPENDENCE CRITERIA.
MANOEL ARLINDO ZARONI TORRES	12/18/1949	BOARD OF DIRECTORS	04/27/2018	UNTIL THE NEXT GSM TO BE HELD ON 2019
115.116.056-34	ELECTRICAL ENGINEER	MEMBER OF THE BOARD OF DIRECTORS		YES
YES	0	Does not hold positions in Eletrobras.
Not applicable.

Mr. Manoel A. Zaroni Torres is a Brazilian engineer, an electrical engineer trained by the Federal School of Engineering of Itajubá, MG in 1972 and a specialist in General Administration by the European Center for Continuing Education CEDEP/INSEAD - France, 2002. In 2015, he participated in the "Leading from the Chair" program - INSEAD - France. Between 1999 and 2016, he was Chief Executive Officer and member of the Board of Directors of Tractebel Energia and its Subsidiaries. He was a member of the Board of Directors of Itá Energética e Energia Sustentável do Brasil, Chairman of the Plenary Board of the Steering Committee of the Machadinho Consortium and member of the Superior Board for Strategic Formulation of the Federation of Industries of the State of Santa Catarina - FIESC. In 2015, he was elected Best Buy CEO in Latin America by Institutional Investor and in 2014, the 4th Best Executive President of Latin America, by IAE Business School. In 2013, he was elected the 29th Best President of the World by Harvard Business Review and received the Order of Industrial Merit of Santa Catarina, by the Federation of Industries of the State of Santa Catarina - FIESC. In 2012, he received the Laurea for Merit by the Federal Board of Engineering and Agronomy - CONFEA.

Eletrobras is not aware of the participation of Mr. Manoel A. Zaroni Torres in other open companies, nor in third sector organizations.

Mr. Manoel A. Zaroni Torres has not been subject, within the last 05 (five) years of: a) any criminal conviction, even if not final; b) any conviction in an administrative proceeding of the CVM; and c) any final and unappeallable conviction, in the judicial or administrative sphere, that has suspended or disqualified him for the practice of any professional or commercial activity.

Mr. Manoel A. Zaroni Torres is not considered a politically exposed person under the terms of CVM Instruction 301.

Mr. Manoel A. Zaroni Torres did not run for elective office in the Executive and/or Legislative branches in the last accounting year

He is an independent member because he fits into the following concept: I - not having any relationship with Eletrobras, except equity interest; II - not being married or a blood relative or of connected in a similar nature, up to the third level of kinship, or by adoption, to the Head of the Executive Branch, Minister of State, Secretary of State or Municipality or of a manager of Eletrobras; III - not maintaining, over the last three (3) years, any relationship of any kind with Eletrobras or its controlling shareholders, which would compromise his/her independence; IV - currently being not, or having not been, over the last three (3) years, an employee or officer of Eletrobras, government-controlled company or controlled, affiliated company or subsidiary of Eletrobras, unless such relationship was solely with public education or research institutions; V - not being a supplier or purchaser, either directly or indirectly, of goods or services of Eletrobras, in such a way to compromise his/her independence; VI - not being an official or manager of a company or entity that is supplying or demanding goods or services to/from Eletrobras, whereby a loss of independence is implied; VII - having not received compensation from Eletrobras besides that for his/her position as a board member, except for funds resulting from his/her interest in the capital.

12.9 – Existence of marriage relationship, cohabitation or relative relationship up to the 2nd degree between: a. managers of the issuer; b. (i) managers of the issuer and (ii) managers of the direct or indirect controlled companies of the issuer; c. (i) managers of the issuer or its direct or indirect controlled companies (ii) direct or indirect controlling companies of the issuer; and d.(i) managers of the issuer and (ii) managers of the direct and indirect controlling companies of the issuer

There are no marital relationships, stable or kinship unions up to second degree, of the nominee indicated with the Company's managers, and with the managers or controllers of the Company's direct or indirect subsidiaries or controlling companies.

12.10 – Relations of subordination, service provision or control kept, over the 3 las accounting years, between managers of the issuer and: a. the company controlled directly or indirectly by the issuer, except for those in which the issuer directly or indirectly holds the total of the capital stock; b. direct or indirect controller of the issuer; c. if relevant, supplier, client, debtor or creditor of the issuer, of its controlled company, or controlling or controlled companies of any of these persons.

There are no relationships of subordination, service provision or control between the nominee candidate and the Company's administrators, and, direct or indirect controlled companies and / or controlling shareholder, or relevant supply / provision of services, or debits and / or credits between the nominee and the Company, its subsidiaries and direct or indirect controllers.

Name	Date of Birth	Managing Department:	Election Date	Term of Office
CPF (Brazilian Individual Taxpayers’ Registry)	Occupation	Elective Position Held:	Installation Date	Ellected by the Controlling Shareholder?
Independent Member?	Number of Consecutive Offices:	Other Positions and Job Titles took up in the Issuer:

If the Candidate held the position of member of the Board of Directors or Fiscal Council, please state the percentage of participation in meetings held by the Department during the last year, which happened after taking office.

PROFESSIONAL EXPERIENTE/STATEMENTS ABOUT JUDGMENTS OF CONVICTION/INDEPENDENCE CRITERIA.
mauro gentile rodrigues cunha	11/06/1971	BOARD OF DIRECTORS	04/27/2018	UNTIL THE NEXT GSM TO BE HELD ON 2019
004.275.077-66	ECONOMIST	MEMBER OF THE BOARD OF DIRECTORS		YES
Yes	0	Does not hold positions in Eletrobras.
Not applicable.

Mr. Mauro Gentile Rodrigues Cunha, in the last 23 years, has developed a career focused on the fields of capital markets and corporate governance. From 1998 to 2012, the funds under its management or co-management exceeded the Ibovespa index by 11.5 percentage points per year, net of all costs. He was honored to participate in a select group of professionals who were deeply involved in the legal and regulatory improvements of the Brazilian market, including the creation of the Novo Mercado. He also had the opportunity to work with companies and their control groups to improve their corporate governance practices. The results included better returns for companies and their investors, as well as a better understanding of the corporate structures that are ideally suited to the culture and need of each economic group (which sometimes included closing its capital). One of its most significant achievements was connected to IBGC leadership, which has become one of the world's largest corporate governance institutes, building a national and international reputation for the quality of its content, its impact on society and its independence. Since March 2012, he is the president of the Association of Investors in Capital Markets - Amec. Prior to that, he served as an investment manager and analyst at several institutions such as Opus, Franklin Templeton, Bradesco Templeton, Professional Investor, Morgan Stanley Asset Management, Deutsche Morgan Grenfell, Bank of America Latin American Private Equity Group and Banco Pactual. He was Chairman of the board of IBGC from 2008 to 2009.

Mr. Mauro Gentile Rodrigues Cunha participated in the Board of Directors of CESP, from May 7, 2013 until May 14, 2017. He was a member of the Petrobras Audit Committee from May 17, 2013 to April 25, 2014 and a member of Petrobras' Board of Directors from April 30, 2013 to April 2, 2014 and April 3, 2014 to April 29, 2015, and is now a member of the Board of Directors of Totvs and BR Malls.

Mr. Mauro Gentile Rodrigues Cunha has not been the target, in the last 05 (five) years, of a) any criminal conviction, even if it has not been resorted to; b) any conviction in an administrative proceeding of the CVM; and c) any final and unappeallable conviction, in the judicial or administrative sphere, that has suspended or disqualified him for the practice of any professional or commercial activity.

Mr. Mauro Gentile Rodrigues Cunha is not considered a person politically exposed under the terms of CVM Instruction 301.

Mr. Mauro Gentile Rodrigues Cunha did not run for elective positions in the Executive and/or Legislative branches in the last year.

He is an independent member as he does not fully fall under the following concept: I - not having any relationship with Eletrobras, except equity interest; II - not being married or a blood relative or of connected in a similar nature, up to the third level of kinship, or by adoption, to the Head of the Executive Branch, Minister of State, Secretary of State or Municipality or of a manager of Eletrobras; III - not maintaining, over the last 3 (three) years, any relationship of any kind with Eletrobras or its controlling shareholders, which would compromise his/her independence; IV - currently being not, or having not been, over the last 3 (three) years, an employee or officer of Eletrobras, government-controlled company or controlled, affiliated company or subsidiary of Eletrobras, unless such relationship was solely with public education or research institutions; V - not being a supplier or purchaser, either directly or indirectly, of goods or services of Eletrobras, in such a way to compromise his/her independence; VI - not being an official or manager of a company or entity that is supplying or demanding goods or services to/from Eletrobras, whereby a loss of independence is implied; VII - having not received compensation from Eletrobras besides that for his/her position as a board member, except for funds resulting from his/her interest in the capital.

12.9 – Existence of marriage relationship, cohabitation or relative relationship up to the 2nd degree between: a. managers of the issuer; b. (i) managers of the issuer and (ii) managers of the direct or indirect controlled companies of the issuer; c. (i) managers of the issuer or its direct or indirect controlled companies (ii) direct or indirect controlling companies of the issuer; and d.(i) managers of the issuer and (ii) managers of the direct and indirect controlling companies of the issuer

There are no relationships of marriage, cohabitation or relatives up to the second degree of the appointed candidate with the Company’s managers, and, with the managers or controlling companies of the controlled or controlling companies, whether directly or indirectly, of the Company.

12.10 – Relations of subordination, service provision or control kept, over the 3 las accounting years, between managers of the issuer and: a. the company controlled directly or indirectly by the issuer, except for those in which the issuer directly or indirectly holds the total of the capital stock; b. direct or indirect controller of the issuer; c. if relevant, supplier, client, debtor or creditor of the issuer, of its controlled company, or controlling or controlled companies of any of these persons.

There are no relations of subordination, service provision or control between the appointed candidate and the Company’s managers, and, the direct or indirect controlled companies and/or controlling shareholder, or supply/provision of relevant services, or yet debts and/or credits between the appointed candidate and the Company, its direct or indirect controlled or controlling companies.

ANNEX 03: Information concerning to the applicant to the position of Chairman of the Board of Directors

Name	Date of Birth	Managing Department:	Election Date	Term of Office
CPF (Brazilian Individual Taxpayers’ Registry)	Occupation	Elective Position Held:	Installation Date	Ellected by the Controlling Shareholder?
Independent Member?	Number of Consecutive Offices:	Other Positions and Job Titles took up in the Issuer:

If the Candidate held the position of member of the Board of Directors or Fiscal Council, please state the percentage of participation in meetings held by the Department during the last year, which happened after taking office.

PROFESSIONAL EXPERIENTE/STATEMENTS ABOUT JUDGMENTS OF CONVICTION/INDEPENDENCE CRITERIA.
José Guimarães Monforte	07/06/1947	Board of Directors	04/28/2017	UNTIL THE NEXT GSN TO BE HELD ON 2019
447.507.658-72	Economist	Active Member of the Board of Directors	-	Yes
Yes.	00	Coordinator of the Strategy, Governance and Sustainability Committee
Not applicable.

José Guimarães Monforte - 447.507.658-72

Mr. José Guimarães Monforte is an economist from the Catholic University of Santos. He is a partner of Emax Consultoria, member of Escola Britânica de Artes Criativas, member of the Board of Directors of OTP S.A. President of the Audit Committee of Premix, President of the Audit Committee of Instituto Elos. Member of the Corporate Governance Committee of BM & FBovespa, member of the Deliberative Board of IDIS-Institute for Social Investment Development, member of the Editorial Board of Harvard Business Review Brazil.

From 1998 to 2011 he was in the Board and in the Coordination of the Risk Committee of Natura Cosmeticos. Until 2011, he was a member of Vivo’s Board. He was also a Member of the Boards of Petrobras, BR Distribuidora, Rossi Residencial, Promon, Droga Raia, SABESP, Claro, Banco Nossa Caixa, Banco Tribanco, Canbrás, Pini Editora, Caramuru Alimentos, Klicknet, JHSF and Agrenco Ltd. He was a member of the IBRI Ethics Committee and the ABERJE Advisory Board and also of the OECD Advisory Panel on Board of Directors Efficiency, Advisory Board-Americas Cabinet, Graduate School of Business, Chicago.

He was involved in the development of the Brazilian Institute of Corporate Governance, being Counselor in 2002, Vice President of the Board in 2003 and Chairman of the Board from 2004 to 2008. He was the Coordinator of the Bovespa Capital Opening Committee, Vice-President of ANBID and the Board of the Settlement Fund of the Stock Exchange. He served as an executive at several banks and companies such as BANESPA, Merrill Lynch Bank, Citibank NA Bank, VBC Energia S/A and Janos Comércio, Administração e Participações LTDA, occupying positions in Brazil and abroad.  He was founding partner of Pragma Gestão Patrimonial.

Eletrobras is not aware of the participation of Mr. José Guimarães Monforte in entities of the third sector.

Eletrobras is not aware that Mr. José Guimarães Monforte has been subject, over the last five years, to any judgment of conviction (i) of criminal nature, (ii) under an administrative proceeding of CVM, or (iii) which was a final, unappeallable judicial or administrative decision that suspended or disqualified him from the practice of any professional or commercial activity.

Thus, he is not considered a Politically Exposed Person, as defined under CVM Instruction 301.

He is an independent member because he fully fits into the following concept: I - not having any relationship with Eletrobras, except equity interest; II - not being married or a blood relative or of connected in a similar nature, up to the third level of kinship, or by adoption, to the Head of the Executive Branch, Minister of State, Secretary of State or Municipality or of a manager of Eletrobras; III - not maintaining, over the last three (3) years, any relationship of any kind with Eletrobras or its controlling shareholders, which would compromise his/her independence; IV - currently being not, or having not been, over the last three (3) years, an employee or officer of Eletrobras, government-controlled company or controlled, affiliated company or subsidiary of Eletrobras, unless such relationship was solely with public education or research institutions; V - not being a supplier or purchaser, either directly or indirectly, of goods or services of Eletrobras, in such a way to compromise his/her independence; VI - not being an official or manager of a company or entity that is supplying or demanding goods or services to/from Eletrobras, whereby a loss of independence is implied; VII - having not received compensation from Eletrobras besides that for his/her position as a board member, except for funds resulting from his/her interest in the capital.

12.9 – Existence of marriage relationship, cohabitation or relative relationship up to the 2nd degree between: a. managers of the issuer; b. (i) managers of the issuer and (ii) managers of the direct or indirect controlled companies of the issuer; c. (i) managers of the issuer or its direct or indirect controlled companies (ii) direct or indirect controlling companies of the issuer; and d.(i) managers of the issuer and (ii) managers of the direct and indirect controlling companies of the issuer

There are no relationships of marriage, cohabitation or relatives up to the second degree of the appointed candidate with the Company’s managers, and, with the managers or controlling companies of the controlled or controlling companies, whether directly or indirectly, of the Company.

12.10 – Relations of subordination, service provision or control kept, over the 3 las accounting years, between managers of the issuer and: a. the company controlled directly or indirectly by the issuer, except for those in which the issuer directly or indirectly holds the total of the capital stock; b. direct or indirect controller of the issuer; c. if relevant, supplier, client, debtor or creditor of the issuer, of its controlled company, or controlling or controlled companies of any of these persons.

There are no relations of subordination, service provision or control between the appointed candidate and the Company’s managers, and, the direct or indirect controlled companies and/or controlling shareholder, or supply/provision of relevant services, or yet debts and/or credits between the appointed candidate and the Company, its direct or indirect controlled or controlling companies.

Annex 04: Setting of the Compensation of Managers and Members of the Fiscal Council

In compliance with article 12, I, of CVM Instruction 481, below is the proposal for the remuneration of directors and members of the Fiscal Council for the period from April 2018 to March 2019.

Proposal of Managers’ Compensation

•         Global Value to Managers (Officers and Directors): BRL 17,039,893.57 (seventeen million, thirty-nine thousand, eight hundred and ninety-three reais and fifty-seven cents of Brazilian Reais);

•         Global Value to the Fiscal Council: BRL 573,172.85  (five hundred and seventy-three thousand one hundred and seventy two reais and eighty-five cents of Brazilian Reais)

•         BRL 2,627,042.41 (two million, six hundred and twenty-seven thousand, forty-two reais and forty-one cents of Brazilian Reais) for the members of the Audit and Risk Committee as a global amount to be allocated and distributed among them.

The ascertainment of the remuneration of the members of the Board of Directors and members of the Company's Fiscal Council and Audit and Risk Committee for the period from April 2018 to March 2019 will be deliberated and approved at the Annual Shareholders' Meeting to be held on April 27, 2018.

In addition to this, for a better understanding by the Shareholders of the proposal for the remuneration of the Company's managers for the term that will be closed at the Annual General Meeting to be held in 2019, and in line with the guidelines set forth in Circular Letter/CVM/SEP/No. 02/2018 the Company lists, below, some additional information connected to the remuneration proposal presented.

(a) Period covered by this proposal for remuneration:

The proposal for compensation of the managers presented hereunder for appraisal of the Shareholders span between the months of April 2018 (including it) and March 2019 (including it).

(b) Values approved in the previous proposal and amounts actually realized:

Despite the proposal by the Company's Management, as part of the Management Proposal for the Shareholders' Meeting held on April 28, 2017, as global compensation of the Managers, the total amount of BRL 18,344,591.33 (Eighteen Million, Three Hundred and Forty-Four Thousand, Nine Hundred and Ninety-One Brazilian Reais and Thirty-Three cents) and BRL 645,816.55 (Six Hundred and Forty-Five Thousand, Eight Hundred and Sixteen Brazilian Reais and Fifty-Five Cents) for members of the Fiscal Council; the Regular and Special Shareholders’ Meeting held on April 28, 2017 approved the global compensation of the Company’s Managers for the period from April 2017 to March 2018, amounting to BRL 11,477,371.40 (Eleven Million, Four Hundred Seventy-Seven Thousand, Three Hundred and Seventy-One Brazilian Reais and Forty cents) to the Managers. However, in the period from April 2017 to March 2018, the amount of nine million, eighteen thousand, four hundred and forty-four Brazilian Reais and eighty-four cents (BRL 9,018,444.84) was effectively recognized as compensation of the Company's Management, not considering the amounts paid to the members of the Company's Fiscal Council.

Thus, it was observed that the amount effectively approved was higher by BRL 2,458,926.56 (two million, four hundred and fifty-eight thousand, nine hundred and twenty six Reais and fifty cents) than the amounts actually recognized (realized) for the 2017/2018, which was due to the conservative stance used by the Company and the Office of Coordination and Governance of State Enterprises - SEST of the Ministry of Planning and Budget Planning, which at the time of conservative projections for the amounts to be paid to the Directors..

(c)    Possible differences between the amounts of the present proposal and the previous proposal and those included in Section 13 of the Reference Form of the Company:

In 2017, the Company proposed the value of BRL 18,344,591.33 (eighteen million, three hundred and forty-four thousand, five hundred and ninety-one Brazilian Reais and thirty-three cents) and BRL  645,816.55 (six hundred and forty-five thousand, eight hundred and sixteen Brazilian Reais and fifty-five cents) to the members of the Fiscal Council for the period from April 2017 to March 2018.

For the period from April 2018 to March 2019, the Company's Management is proposing the amount of BRL 17,039,893.57 (seventeen million, thirty-nine thousand, eight hundred and ninety-three reais and fifty-seven cents) and BRL 573,172.85 (five hundred seventy-three thousand, one hundred and seventy-two reais and eighty-five cents).

Accordingly, a difference of BRL 1,304,697.76 (one million, three hundred and four thousand, six hundred and ninety-seven reais and seventy-six centavos) three hundred and seventy-two thousand, eighty-one reais and eighty and nine cents) in relation to the remuneration of the Board of Directors and BRL 72,643.70 (seventy-two thousand, six hundred and forty-three reais and seventy cents) in relation to the remuneration of the members of the Fiscal Council.

These differences resulted from the adjustment of the amounts paid to the managers and members of the Company's Fiscal Council to those paid by the other publicly-held companies with shares listed in Brazil and abroad, as well as the need to remunerate the members of the Audit and Risk Committee of the Company, as provided for in its Bylaws.

It should be noted that the information contained in the Reference Form refers to the Company's accounting year, ending on December 31 of each year, while the remuneration proposals refer to the interval between 02 (two) subsequent general shareholders' meetings.

The following is Annex 06 with the information regarding the remuneration of the managers and fiscal directors according to item 13 of the Reference Form.

Annex 05: Information regarding the managers’ compensation under the terms of item 13 of the Reference Form

13.1 - Description of remuneration policy or practice, including non-statutory board of directors

(a) Objectives of remuneration policy or practice, stating whether the remuneration policy has been formally approved, body responsible for its approval, date of approval and, if the issuer discloses the policy, locations on the worldwide computer network where the document may be consulted:

The main purpose of the remuneration practice adopted by Eletrobras is to promote the alignment of the interests of the managers with the interests of the Company's shareholders. To that end, the remuneration of Eletrobras' managers is determined using as parameters the following factors: (a) the responsibility, the time dedicated to the function, the professional competence and reputation of the managers, and (b) the remuneration practices applied by the market for companies similar in size to Eletrobras.

The members of the Board of Directors and Fiscal Council are not entitled to (i) direct and indirect benefits, except, in the case of the members of the Board of Directors, for the health insurance plan, if they choose to receive such benefit, life insurance (whose costs are divided between Eletrobras and the opting member), and (ii) compensation for participation in committees, except the Board of Directors members.

The members of the Board of Directors who occupy positions in the Audit and Risks Committee of the company itself, shall elect the remuneration of a member of said Committee.

The members of the advisory committees of Eletrobras Management, all non-statutory, do not receive any compensation due to their participation in such committees, except for members of the Audit and Risk Committee ("COAUD"), who will receive remuneration related to their participation in COAUD, however, it will have to renounce the remuneration due to them due to its participation as a member of the Board of Directors

The remuneration policy adopted by Eletrobras was not formally approved by the Company's management departments.

(b) Composition of Compensation, stating:

i. Description of the remuneration elements and the objectives of each of them;

Executive Board

Annual Fixed Compensation

Eletrobras' Statutory Board members are entitled to a monthly fixed remuneration corresponding to the fees attributed to the exercise of the function, plus the following benefits: vacation bonus, supplementary private pension, transfer allowance, group life insurance, (whose costs are divided between Eletrobras and the opting member) funeral insurance, health insurance, meal assistance, housing assistance and special allowance.

The payment of the special payment refers to the Christmas bonus paid to all members of the Executive Board. The entire Eletrobras Board of Directors is Statutory.

The purpose of the referred remuneration is to remunerate the services of each Statutory Officer, within the scope of responsibility assigned to his/her function.

The members of the Statutory Board are not entitled to compensation for participation in committees.

Variable Compensation

The members of the Board of Executive Officers are entitled to annual variable remuneration, based on the fulfillment of certain annual goals agreed between Eletrobras and its subsidiaries based on the strategic planning of Eletrobras companies and their developments) and approved by the Office of Coordination and Governance of State Companies - SEST of the Ministry of Planning, Budget and Management and Ministry of Mines and Energy.

Post-Employment Benefits

The members of the Executive Board are entitled to post-employment benefits in the form of contributions to the supplemental social security.

Grounded Reasoning for End of Office

Pursuant to Federal Law 12,813 of May 16, 2013 and pursuant to art. 4 of Decree 4,187, of April 8, 2002, the members of the Statutory Board of Executive Officers are entitled to benefits motivated by the termination of the position.

The purpose of this benefit, called "Quarantine", is to ensure that other positions and/or new positions, by the Company's past managers, are not taken over by companies considered to be competitors of the Company in the six (6) months following their exit.

Compensation Based on Shares

The members of the Statutory Board are not entitled to stock-based compensation.

Board of Directors

Annual Fixed Compensation

The remuneration of the members of the Board of Directors is set at one tenth of the average monthly remuneration of the members of the Executive Board (Chairman and Officers), excluding the amounts connected to the direct and indirect benefits granted to said members.

The purpose of said compensation is to remunerate the services of each director, within the scope of responsibility assigned to the Company's Board of Directors.

The members of the Board of Directors are not entitled to (i) direct and indirect benefits, except for funeral insurance, health insurance and, if applicable, life insurance (whose costs are divided between Eletrobras and the opting member), and (ii) compensation for participation in committees, except those Board Members who are members of the COAUD, who will only perceive the COAUD member's compensation, but will have to waive the remuneration due to them due to their participation as a member of the Board of Directors.

Variable Compensation

The members of the Board of Directors are not entitled to variable remuneration, including, without limitation, bonuses, profit sharing, compensation for participation in meetings and commissions.

Post-Employment Benefits

The members of the Board of Directors are not entitled to post-employment benefits.

Benefits Grounded Reasoning for End of Office

The members of the Board of Directors are not entitled to benefits motivated by the termination of the position.

Compensation Based on Shares

The members of the Board of Directors are not entitled to stock-based compensation.

Fiscal Council

Annual Fixed Compensation

The remuneration of the members of the Fiscal Council is set at one tenth of the average monthly remuneration of the members of the Executive Board (Chairman and Officers), excluding the amounts connected to the direct and indirect benefits granted to said members.

The purpose of said compensation is to remunerate the services of each director, within the scope of responsibility assigned to the Company's Fiscal Council.

The members of the Fiscal Council are not entitled to (i) direct and indirect benefits, except for funeral insurance and, if applicable, for life insurance (whose costs are divided between Eletrobras and the opting member), and (ii) compensation for participation in committees.

Variable Compensation

The Fiscal Council’s members are not entitled to a variable compensation, including, without limitation, bonus, interests in the results, compensation owing to interest in meetings and commissions.

Post-Employment Benefits

The Fiscal Council’s members are not entitled to post-employment benefits.

Benefits Grounded Reasoning for End of Office

The members of the Fiscal Council are not entitled to benefits motivated by the termination of the position.

Compensation Based on Shares

The Fiscal Council’s members are not entitled to stock-based compensation.

Non-statutory Board:

Not applicable, since Eletrobras does not have non-statutory departments.

Committees:

Eletrobras has the following advisory committees to the Board of Directors' bodies, through analysis, follow-up and recommendation on specific issues in each department:

Strategy, Governance and Sustainability Committee; Audit and Risk Committees (COAUD) and; Management Committee, People and Eligibility, the last two being provided for by Eletrobras' Articles of incorporation. Each committee has vacancies for board members, and its duties are set out in internal bylaws.

In addition to this, a Divestment Committee was created to support the Board of Directors in the decisions to sell its holdings in companies and has three directors and two employees.

The members of COAUD are entitled to remuneration, as established in Paragraph 4, of Article 40 of Eletrobras' Bylaws.

The remuneration of the members of the COAUD shall be fixed by the General Meeting in an amount not inferior to the remuneration of the fiscal council members.

The members of the Board of Directors who occupy positions in the Audit and Risks Committee of the company itself, shall elect the remuneration of a member of said Committee.

ii. In relation to the last 03 (three) accounting years, what is the proportion of each element in the total remuneration;

Pursuant to the table below, the proportions for each component of total compensation for the 2017 accounting year were, approximately:

Composition of Compensation	Board of Directors	Fiscal Council	Statutory Board	Non-statutory Board	Committees
Monthly Fixed Compensation
Salary of Payment for Management Services	84.9%	83.3%	54.7%	N.A	N.A
Direct and Indirect Benefits	0.1%	0.0%	18.0%	N.A	N.A
Participation in Committees	0.0%	0.0%	0.0%	N.A	N.A
Other	15.0%	16.7%	19.9%	N.A	N.A
Variable Compensation
Bonus	0.0%	0.0%	0.0%	N.A	N.A
Participation in Results	0.0%	0.0%	0.0%	N.A	N.A
Participations in Meetings	0.0%	0.0%	0.0%	N.A	N.A
Fees	0.0%	0.0%	0.0%	N.A	N.A
Other	0.0%	0.0%	0.0%	N.A	N.A
Post-Employment Benefits	0.0%	0.0%	6.2%	N.A	N.A
End of Office	0.0%	0.0%	1.2%	N.A	N.A
Total	100.00%	100.00%	100.00%	N.A	N.A

Pursuant to the table below, the proportions for each component of total compensation for the 2016 accounting year were, approximately:

Composition of Compensation	Board of Directors	Fiscal Council	Statutory Board	Non-statutory Board	Committees
Monthly Fixed Compensation
Salary of Payment for Management Services	85.0%	83.3%	56.4%	N.A	N.A
Direct and Indirect Benefits	0.0%	0.0%	12.3%	N.A	N.A
Participation in Committees	0.0%	0.0%	0.0%	N.A	N.A
Other	15.0%	16.7%	20.4%	N.A	N.A
Variable Compensation
Bonus	0.0%	0.0%	0.0%	N.A	N.A
Participation in Results	0.0%	0.0%	0.0%	N.A	N.A
Participations in Meetings	0.0%	0.0%	0.0%	N.A	N.A
Fees	0.0%	0.0%	0.0%	N.A	N.A
Other	0.0%	0.0%	0.0%	N.A	N.A
Post-Employment Benefits	0.0%	0.0%	5.6%	N.A	N.A
End of Office	0.0%	0.0%	5.2%	N.A	N.A
Total	100.00%	100.00%	100.00%	N.A	N.A

Pursuant to the table below, the proportions for each component of total compensation for the 2015 accounting year were, approximately:

Composition of Compensation	Board of Directors	Fiscal Council	Statutory Board	Non-statutory Board	Committees
Monthly Fixed Compensation
Salary of Payment for Management Services	85.18%	82.96%	60.42%	N.A	N.A
Direct and Indirect Benefits	0.00%	0.45%	12.38%	N.A	N.A
Participation in Committees	0.00%	0.00%	0.00%	N.A	N.A
Other	14.82%	16.59%	21.08%	N.A	N.A
Variable Compensation
Bonus	0.00%	0.00%	0.00%	N.A	N.A
Participation in Results	0.00%	0.00%	0.00%	N.A	N.A
Participations in Meetings	0.00%	0.00%	0.00%	N.A	N.A
Fees	0.00%	0.00%	0.00%	N.A	N.A
Other	0.00%	0.00%	0.00%	N.A	N.A
Post-Employment Benefits	0.00%	0.00%	6.12%	N.A	N.A
End of Office	0.00%	0.00%	0.00%	N.A	N.A
Total	100.00%	100.00%	100.00%	N.A	N.A

iii. method for calculation and adjustment of each of the components of compensation;

The ascertainment of the overall compensation of the officers, members of the Board of Directors and members of the Fiscal Council of Eletrobras follows an already established process whereby:

Eletrobras’ Management annually submits to the Office for Coordination and Governance of State Enterprises (SEST) and to the Ministry of Mines and Energy ("MME") the proposal for the remuneration of its directors (Executive Board, Board of Directors) and members of the Fiscal Council for the following term of office (from April of the current year to March of the following year).

The calculation methodology adopted for the preparation of the proposal of the Annual Fixed Remuneration follows the guidelines established by SEST for each heading that composes it.

Ordinarily, SEST adopts the National Extended Consumer Price Index (IPCA) accumulated in the last 12 months, except for Housing Assistance, which abides by the threshold established by the applicable laws (Article 5 of Decree 3,255/1999).

(i)    The amount related to the remuneration of the Directors is previously established by the Office of Coordination and Governance of State Enterprises - SEST of the Ministry of Planning Budget and Management, which defines the individual compensation amounts of each Eletrobras management body;

(ii)   The Office for Coordination and Governance of State Enterprises (SEST) directs the amount defined for the remuneration of Eletrobras' Directors for approval by the National Treasury Office;

(iii)  The National Treasury Office, after approval of the amount defined by SEST, sends it in the form of voting instructions, for approval at the Eletrobras Annual Shareholders' Meeting.

The remuneration amounts of Eletrobras' Directors are adjusted and approved annually on the occasion of the Regular Shareholders’ Meeting, in accordance with the limits established by SEST.

iv. reasons justifying the composition of the compensation

The composition of the remuneration of the directors of Eletrobras follows the remuneration practices applied by the market for companies similar in size to Eletrobras, as well as the rules defined for SEST's state-owned companies and the responsibilities inherent to each position.

The composition is established by the majority shareholders with the participation of the controlling body (SEST) taking into consideration the annual limits approved by it.

v. the existence of unpaid members by the issuer and the reason for that fact

All members of the Board of Executive Officers, Board of Directors and Fiscal Council of Eletrobras are remunerated, and Decree No. 1957/1996 prohibits the remunerated participation of employees of the federal public administration, directly or indirectly, in more than two boards of directors. administration or fiscal of public companies and joint-stock companies, as well as other entities directly or indirectly controlled by the Federal Government.

(c) key performance indicators that are taken into account in determining each element of remuneration;

There is no binding of performance in relation to the fixed remuneration of the managers, since the amounts are set by the Office of Coordination and Governance of State Enterprises - SEST of the Ministry of Planning Budget and Management and distributed by the Board of Directors of Eletrobras to the other management bodies of the Company. Company. The total amount of the remuneration is approved at the Annual General Meeting, taking into account the period from April of the current year to March of the subsequent year.

Regarding the variable remuneration of the managers, the members of the Executive Board are entitled to variable annual remuneration, based on the fulfillment of annual targets established by the Board of Directors and approved by the Office of Coordination and Governance of State Enterprises - SEST of the Ministry of Planning Budget and management.

The variable remuneration indicators for managers are divided into the following categories: (i) corporate category: financial indicators, quality of services in the activities of generation, transmission and distribution of energy and attendance to public policies; (ii) collegiate category: evaluation of the performance of the Board of Executive Officers by the Board of Directors and the Compliance indicator of SEST; and (iii) category business unit: each manager has an own indicator and goal, in accordance with the objectives defined by the Company.

(d) how remuneration is structured to reflect the evolution of performance indicators;

•         Salary or Wage: Fixed compensation with no associated indicators.

•         Direct and Indirect Benefits: without associated indicator

•         Bonus: Eletrobras does not make this kind of compensation.

•         Variable Compensation: Eletrobras' Statutory Board of Executive Officers are entitled to Annual Variable Remuneration ("RVA"), based on the achievement of annual approved tergets by the Office for Coordination and Governance of State Enterprises (SEST) of the Ministry of Planning Development and Management and Ministry of Energy Mines, based on the strategic planning of Eletrobras companies and their developments.

•         Participation in meetings: a Eletrobras does not make this kind of compensation.

•         Fees: Eletrobras does not make this kind of compensation.

•         Post-employment benefits: without associated indicator.

•         End of Office: without associated indicator.

•         Stock-Based Compensation: Eletrobras does not make this kind of compensation.

(e) how the remuneration policy or practice aligns with the Company's short-, medium- and long-term interests

The fixed remuneration of Eletrobras' managers is established in accordance with the guidelines established by the controlling body of the Ministry of Planning, Development and Management (MPDG/SEST) in the exercise of the power to approve the remuneration of the directors and directors of the federal state - owned companies.

The Eletrobras' (RVA) annual variable remuneration is based on the performance and evolution of the Company, in accordance with the strategic planning established, in the short, medium and long term and in line with the return to shareholders.

The variable remuneration of Eletrobras' managers is an instrument of management of the company, known as "Annual Variable Remuneration - RVA of the Executive Board", which focuses on the achievement of strategic objectives and continued performance. The composition of the RVA indicator panel comprises the following categories: (i) corporate category: financial indicators, quality of services in the activities of generation, transmission and distribution of energy and attendance to public policies; (ii) collegiate category: evaluation of the performance of the Board of Executive Officers by the Board of Directors and the Compliance indicator of SEST; and (iii) category business unit: each manager has an own indicator and goal, in accordance with the objectives defined by the Company. The economic and operational performance guidelines reflect the achievement of the goals and indicators drawn from the CMDE, which has, among its objectives, to align the interests of the shareholders in the short, medium and long term. The CMDE goals are derived from the Eletrobras Business and Management Director Plan and the Business and Management Plans of Eletrobras - PNG, as a result of the Eletrobras Strategic Plan. From this premise of continued performance, the payment of variable remuneration (when due) is conditioned to the maintenance of favorable results for the company for more than one annual period, being paid in installments deferred over 4 years.

(f) the existence of remuneration supported by subsidiaries, controlled companies or direct or indirect controllers

There is no remuneration or benefit to the members of the Board of Directors, Statutory Auditors, Statutory Directors, Non-Statutory Directors and members of the Advisory Committees supported by subsidiaries, subsidiaries or direct or indirect controllers.

(g) existence of any remuneration or benefit related to the occurrence of a particular corporate event, such as the sale of the Company's control of the Company

There is no remuneration or benefit for the members of the Board of Directors, Statutory Fiscal Council, Statutory Directors, Non-Statutory Directors and members of the Advisory Committees connected to the occurrence of a particular corporate event.

(h) practices and procedures adopted by the board of directors to define the individual compensation of the board of directors and board of executive officers, indicating: (i) the Company's bodies and committees that participate in the decision-making process, identifying in what way they participate; (ii) criteria and methodology used to determine the individual remuneration, indicating whether assessments are used to verify market practices and, if so, the criteria for comparison and the scope of such assessments; and (iii) how often and how the board of directors assesses the adequacy of the issuer's remuneration policy.

Eletrobras is a mixed-capital company, and is therefore subject to the rules established by the Ministry of Planning, Development and Management ("MPDG") and SEST. In the normal course of its activities, both MPDG and SEST have the attribution of defining the individual remuneration of the members of the Board of Directors and of Eletrobras Board of Directors.

These amounts are established in accordance with the guidelines of MPOG and SEST in the ordinary exercise of power to manage and approve the budget and expenditures of the Federal Government and federal public enterprises.

Thus, no body and / or committee of the Company has discretionary power to define the remuneration of its members. Accordingly, the Company annually maintains contacts with MPDG and SEST, in order to identify possible adjustment needs in the amounts paid to the Company's Board of Directors and Fiscal Council members, however, have any decision-making power over the final amounts approved.

The evaluation and revaluation of the adjustments is made annually, when the global compensation is approved at general meetings.

13.2 - Total compensation of the board of directors, Executive Board and Fiscal Council

Total remuneration forecast for the current accounting year ending on 12/31/2018 - Annual Values

	Board of Directors	Statutory Board	Fiscal Council	Total
Total Number of Members	11	7.00	5.00	23
Number of Compensated Members	11	7.00	5.00	23
Annual Fixed Compensation
Salary of Payment for Management Services	590,208.18	5,696,632.66	433,561.08	6,720,401.92
Direct and Indirect Benefits	79,271.04	1,950,390,27	0,00-	2,029,661.31
Participation in Committees	1,910,576.15	-	-	1,910,576.15
Other	500,156.87	1,852,206.63	86,712.16	2,439,075.66
Description of Other Fixed Compensations	Values Paid as Charges - INSS and FGTS - employer.	Values Paid as Charges - INSS and FGTS - employer.	Values Paid as Charges - INSS and FGTS - employer.	-
Variable Compensation
Bonus	-	-	-	-
Income Sharing (RVA)	-	1,388,841.89	-	1,388,841.89
Participation in Meetings	-	-	-	-
Fees	-	-	-	-
Other	-	-	-	-
Description of Other Variable Compensations	Values Paid as Charges - INSS and FGTS - employer.	Values Paid as Charges - INSS and FGTS - employer.	Values Paid as Charges - INSS and FGTS - employer.	-
Post-Employment	-	917,910.42	-	917,910.,42
Extinction of Position	-	3,086,315.32	-	3,086,315.32
Based on Shares, Including Options	-	-	-	-
Remark	The number of members corresponding to the annual average of number of members of the said managing department ascertained per month, as provided for under CVM/SEP/No. 02/2018 Circular Letter	The number of members corresponding to the annual average of number of members of the said managing department ascertained per month, as provided for under CVM/SEP/No. 02/2018 Circular Letter	The number of members corresponding to the annual average of number of members of the said managing department ascertained per month, as provided for under CVM/SEP/No. 02/2018 Circular Letter	-
Total Compensation	3,080,212.24	14,892,297.20	520,273.23	BRL18,492,782.67

Total compensation for the Accounting Year ended on 12/31/2017 - Annual Amounts
	Board of Directors	Statutory Board	Fiscal Council	Total
Total Number of Members	8,58	7.0	5.0	20.58
Number of Compensated Members	8,58	7.0	5.0	20.58
Annual Fixed Compensation
Salary of Payment for Management Services	561,989.20	4,555,510.68	327,691.02	5,445,190.90
Direct and Indirect Benefits	645.71	1,498,261.94	0.00	1,498,907.65
Participation in Committees	0.00	0.00	0.00	0.00
Other	99,340.80	1,652,999.61	65,538.09	1,817,878.50
Description of Other Fixed Compensations	INSS Charges	INSS/FGTS Charges	INSS Charges	-
Variable Compensation
Bonus	0.00	0.00	0.00	0.00
Income Sharing	0.00	0.00	0.00	0.00
Participation in Meetings	0.00	0.00	0.00	0.00
Fees	0.00	0.00	0.00	0.00
Other	0.00	0.00	0.00	0.00
Description of Other Variable Compensations	0.00	0.00	0.00	0.00
Post-Employment	0.00	516,707.27	0.00	516,707.27
Extinction of Position	0.00	99,725.14	0.00	99,725.14
Based on Shares, Including Options	0.00	0.00	0.00	-
Remark	The number of members corresponding to the annual average of number of members of the said managing department ascertained per month, as provided for under CVM/SEP/No. 02/2018 Circular Letter	The number of members corresponding to the annual average of number of members of the said managing department ascertained per month, as provided for under CVM/SEP/No. 02/2018 Circular Letter	The number of members corresponding to the annual average of number of members of the said managing department ascertained per month, as provided for under CVM/SEP/No. 02/2018 Circular Letter	-
Total Compensation	661,975.71	8,323,204.63	393,229.11	9,378,409.45

Total compensation for the Accounting Year ended on 12/31/2016 - Annual Amounts
	Board of Directors	Statutory Board	Fiscal Council	Total
Total Number of Members	8.8	7.0	5.0	20.8
Number of Compensated Members	8.8	7.0	5.0	20.8
Annual Fixed Compensation
Salary of Payment for Management Services	572,144.50	4,407,718.45	338,027.70	5,317,890.65
Direct and Indirect Benefits	0.00	963,801.32	0.00	963,801.32
Participation in Committees	0.00	0.00	0.00	0.00
Other	100,936.69	1,595,144.06	67,605.44	1,763,686.19
Description of Other Fixed Compensations	INSS Charges	INSS/FGTS Charges	INSS Charges	-
Variable Compensation
Bonus	0.00	0.00	0.00	0.00
Income Sharing	0.00	0.00	0.00	0.00
Participation in Meetings	0.00	0.00	0.00	0.00
Fees	0.00	0.00	0.00	0.00
Other	0.00	0.00	0.00	0.00
Description of Other Variable Compensations	0.00	0.00	0.00	0.00
Post-Employment	0.00	438,757.65	0.00	438,757.65
Extinction of Position	0.00	408,873.12	0.00	408,873.12
Based on Shares, Including Options	0.00	-	0.00	-
Remark	The number of members corresponding to the annual average of number of members of the said managing department ascertained per month, as provided for under CVM/SEP/No. 02/2018 Circular Letter	The number of members corresponding to the annual average of number of members of the said managing department ascertained per month, as provided for under CVM/SEP/No. 02/2018 Circular Letter	The number of members corresponding to the annual average of number of members of the said managing department ascertained per month, as provided for under CVM/SEP/No. 02/2018 Circular Letter	-
Total Compensation	673,081.19	7,814,294.60	405,633.14	8,893,008.93

Total compensation for the Accounting Year ended on 12/31/2015 - Annual Amounts
	Board of Directors	Statutory Board	Fiscal Council	Total
Total Number of Members	7.83	7	4.83	19.66
Number of Compensated Members	7.67	7	4.67	19.34
Annual Fixed Compensation
Salary of Payment for Management Services	492,452.62	4,205,588.90	291,475.04	4,989,516.56
Direct and Indirect Benefits	-	862,036.09	1,569.44	863,605.53
Participation in Committees	-	-	-	-
Other	85,662.72	1,466,956.54	58,294.90	1,610,914.16
Description of Other Fixed Compensations	Values Paid as Charges - INSS and FGTS - employer.	Values Paid as Charges - INSS and FGTS - employer.	Values Paid as Charges - INSS and FGTS - employer.	-
Variable Compensation
Bonus	-	-	-	-
Income Sharing	-	-	-	-
Participation in Meetings	-	-	-	-
Fees	-	-	-	-
Other	-	-	-	-
Description of Other Variable Compensations	Not applicable	Not applicable	Not applicable
Post-Employment	-	425,998.04	-	425,998.04
Extinction of Position	-	-	-	-
Based on Shares, Including Options	-	-	-	-
Remark	The number of members corresponding to the annual average of number of members of the said managing department ascertained per month, as provided for under CVM/SEP/No. 02/2018 Circular Letter	The number of members corresponding to the annual average of number of members of the said managing department ascertained per month, as provided for under CVM/SEP/No. 02/2018 Circular Letter	The number of members corresponding to the annual average of number of members of the said managing department ascertained per month, as provided for under CVM/SEP/No. 02/2018 Circular Letter	-
Total Compensation	578,115.34	6,960,579.57	351,339.38	7,890,034.29

13.3 - Variable compensation of the board of directors, Executive Board and Fiscal Council

Forecast for the Accounting Year ending December 31, 2018
	Board of Directors	Statutory Board	Fiscal Council	Total
Total Number of Members	11	7	5	23
Number of compensated members(1)	-	7	-	7
Bonus
Minimum value forecasted in the compensation plan	-	-	-	-
Maximum value forecasted in the compensation plan	-	-	-	-
Value forecasted in the compensation plan if the goals are reached	-	-	-	-
Income Sharing
Minimum value forecasted in the compensation plan	-	1,388,841.89	-	1,388,841.89
Maximum value forecasted in the compensation plan	-	1,388,841.89	-	1,388,841.89
Value forecasted in the compensation plan if the goals are reached	-	1,388,841.89	-	1,388,841.89

(1) Accounts for the number of officers and directors, as the case may be, to whom such variable compensation was recorded in the Eletrobras’ income for the accounting year, as provided for under Circular Letter CVM/SEP/No. 02/2018. The Company’s CEO is also a member of the Board of Directors, although the values of variable compensation he receives are only booked if it were a member of the Executive Board, taking the fact that the members of the Board of Directors do not receive a compensation of such nature.

Financial year ending as of December 31, 2017
	Board of Directors	Statutory Board	Fiscal Council	Total
Total Number of Members	8.58	7.00	5.00	20.58
Number of Compensated Members(1)	-	-	-	-
Bonus
Minimum value forecasted in the compensation plan	0.00	0.00	0.00	0.00
Maximum value forecasted in the compensation plan	0.00	0.00	0.00	0.00
Value forecasted in the compensation plan if the goals are reached	0.00	0.00	0.00	0.00
Income Sharing
Minimum value forecasted in the compensation plan	0.00	0.00	0.00	0.00
Maximum value forecasted in the compensation plan	0.00	0.00	0.00	0.00
Value forecasted in the compensation plan if the goals are reached	0.00	0.00	0.00	0.00
Value actually recognized in the income for the last accounting year	0.00	0.00	0.00	0.00

(1) Accounts for the number of officers and directors, as the case may be, to whom such variable compensation was recorded in the Eletrobras’ income for the accounting year, as provided for under Circular Letter CVM/SEP/No. 02/2018. The Company’s CEO is also a member of the Board of Directors, although the values of variable compensation he receives are only booked if it were a member of the Executive Board, taking the fact that the members of the Board of Directors do not receive a compensation of such nature.

Financial year ending as of December 31, 2016
	Board of Directors	Statutory Board	Fiscal Council	Total
Total Number of Members	8.8	7	5	20.8
Number of Compensated Members(1)	-	-	-	-
Bonus
Minimum value forecasted in the compensation plan	-	-	-	-
Maximum value forecasted in the compensation plan	-	-	-	-
Value forecasted in the compensation plan if the goals are reached	-	-	-	-
Income Sharing
Minimum value forecasted in the compensation plan	-	-	-	-
Maximum value forecasted in the compensation plan	-	-	-	-
Value forecasted in the compensation plan if the goals are reached	-	-	-	-
Value actually recognized in the income for the last accounting year	-	-	-	-

(1) Accounts for the number of officers and directors, as the case may be, to whom such variable compensation was recorded in the Eletrobras’ income for the accounting year, as provided for under Circular Letter CVM/SEP/No. 02/2018. The Company’s CEO is also a member of the Board of Directors, although the values of variable compensation he receives are only booked if it were a member of the Executive Board, taking the fact that the members of the Board of Directors do not receive a compensation of such nature.

Financial year ending as of December 31, 2015
	Board of Directors	Statutory Board	Fiscal Council	Total
Total Number of Members	7.83	7.00	4.83	19.66
Number of Compensated Members(1)	-	-	-	-
Bonus	-	-	-	-
Minimum value forecasted in the compensation plan
Maximum value forecasted in the compensation plan	-	-	-	-
Value forecasted in the compensation plan if the goals are reached	-	-	-	-
Income Sharing	-	-	-	-
Minimum value forecasted in the compensation plan	-	-	-	-
Maximum value forecasted in the compensation plan
Value forecasted in the compensation plan if the goals are reached	-	-	-	-
Value actually recognized in the income for the last accounting year	-	-	-	-

(1) Accounts for the number of officers and directors, as the case may be, to whom such variable compensation was recorded in the Eletrobras’ income for the accounting year, as provided for under Circular Letter CVM/SEP/No. 02/2018. The Company’s CEO is also a member of the Board of Directors, although the values of variable compensation he receives are only booked if it were a member of the Executive Board, taking the fact that the members of the Board of Directors do not receive a compensation of such nature.

13.4 Compensation plan based on shares of the board of directors and Executive Board

Eletrobras does not have a compensation plan base on shares of the Board of Directors and Statutory Board.

13.5 - Compensation based on shares of the last three (03) accounting years of the board of directors and Executive Board

The Board of Directors and the Executive Board of Eletrobras do not have stock-based compensation.

13.6 - Information on the outstanding options held by the board of directors and the Executive Board

The Board of Directors and the Executive Board of Eletrobras do not have outstanding options.

13.7 - Options exercised and shares delivered connected to stock-based compensation of the Board of Directors and Executive Board

The Board of Directors and the Executive Board of Eletrobras do not have options exercised and shares delivered connected to stock-based compensation.

13.8 - Information necessary to understand the data disclosed in items 13.5 to 13.7 - Stock price and option pricing method

Item not applicable, since Eletrobras does not have a stock-based compensation plan, as well as Eletrobras' Board of Directors and Executive Board do not have outstanding options, options exercised and shares delivered connected to stock-based compensation.

13.9 - Interests in shares, membership interests and other convertible securities, held by managers and Fiscal Council members - per department

The table below illustrates the shares issued by Eletrobras, held by members of the Board of Directors, the Executive Board and Fiscal Council of Eletrobras on December 31, 2017:

Characteristic of Securities	Quantity
	Board of Directors	Executive Board	Fiscal Council
Common Shares	44,000	1	-
Class A Preferred Shares	-	-	-
Class B Preferred Shares	2.516.800¹	-	-
¹ [Out of the total class B preferred shares, 2,460,800 are indirectly held by a Member of the Board of Directors through an indirect interest in an exclusive equity investment fund.]

In order to avoid duplicity, since the Company's Chief Executive Officer is also a member of the Board of Directors, the securities held by him were disclosed in the field connected to the Board of Directors.

The members of the board of directors, Executive Board or Fiscal Council, at the closing date of the last accounting year do not hold shares or membership interests directly or indirectly held in Brazil or abroad, or other securities convertible into shares or membership interests, issued by the direct or indirect controlling shareholders of Eletrobras and/or controlled companies or common control of Eletrobras on the closing date of the last accounting year.

13.10 - Information on pension plans granted to members of the board of directors and officers under the Articles

	Board of Directors	Statutory Board	Total
Number of members	8.58	7.00	15.58
Number of compensated members (1)	-	4.17	4.17
Plan’s Name	Eletrobras Social Security Foundation
Amount of managers who are entitled to retire	-	Not available	Not available
Conditions for early retirement	-	May be requested by participants more than 50 years old, which are retired by the Social Security, and do not have an employment relationship with the plan’s sponsor any longer, provided that such participant completed 10 years of membership.	-
Updated amount of contributions accumulated in the pension plan until the end of the last accounting year, deducting the portion connected to contributions made directly by the managers	-	BRL 2,325,217.60	BRL 2,325,217.60
Cumulative total amount of contributions made during the last accounting year, less the installment connected to contributions made directly by the managers	-	BRL 380,156.93	BRL 380,156.93
Possibility of early redemption and conditions	-	The cancellation of the registration of the participant, when proven the break of the working relationship with the sponsor, whenever this cancellation occurs before it is in enjoyment of the Monthly Income benefit offered by the Plan, will give right to the redemption in the form of payment single or installment at option of the participant, discounted the Income Tax due.	-

(1) Accounts for the number of officers and directors, as the case may be, connected to the social security plan, as provided for under Circular Letter CVM/SEP/No. 02/2018.

	Board of Directors	Executive Board under the Articles	Total
Number of members	8.58	7	15.58
Number of compensated members (1)	-	2	2
Plan’s Name	Previnorte (Pension Plan of Officer connected to Eletronorte)
Amount of managers who are entitled to retire	-	-	-
Conditions for early retirement	-	May be requested by participants more than 50 years old, which are retired by the Social Security, and do not have an employment relationship with the plan’s sponsor any longer, provided that such participant completed 10 years of membership.	-
Updated amount of contributions accumulated in the pension plan until the end of the last accounting year, deducting the portion connected to contributions made directly by the managers	-	BRL 517,723.37(2)	BRL 517,723.37
Accumulated total amount of contributions made during the last accounting year, less the portion connected to contributions made directly by the managers	-	BRL 125,605.13	BRL 125,605.13
Possibility of early redemption and conditions	-	Early redemption is possible in cases of termination of the employment relationship with Eletronorte, provided that the participant does not have the right to supplement retirement, or in cases of cancellation of enrollment in the Plan by own request or delinquency. The participant requesting the redemption will be entitled to the balance of the account constituted with the contributions made by him, which also considers the net return of the investments made with the resources of the plan.	-

(1) Accounts for the number of officers and directors, as the case may be, connected to the social security plan, as provided for under Circular Letter CVM/SEP/No. 01/2018.

(2) Values exclusively connected to the amounts of contribution by Eletrobras. The plan was previously sponsored by Eletronorte, to which the benefitted Directors were bound prior to their tenure as Eletrobras Directors.

	Board of Directors	Statutory Board	Total
Number of members (1)	8.58	7	15.58
Number of compensated members	0	1	1
Plan’s Name	Fachesf (Pension Plan of Officer connected to Chesf)
Amount of managers who are entitled to retire	-	-	-
Conditions for early retirement	-	May be requested by participants more than 50 years old, which are retired by the Social Security, and do not have an employment relationship with the plan’s sponsor any longer, provided that such participant completed 10 years of membership.	-
Current amount of contributions accumulated in the social security plan up to the end of the last accounting year, minus the portion connected to contributions made directly by managers (²)	-	10,945.21	10,945.21
Accumulated total amount of contributions made during the last accounting year, minus the portion connected to contributions made directly by the managers (²)	-
Possibility of early redemption and conditions	-	Early redemption is possible in cases of termination of employment with Eletrobras Eletronorte, provided that the participant does not have the right to supplement retirement, or in cases of cancellation of enrollment in the Plan by own request or default. The participant requesting the redemption will be entitled to the balance of the account constituted with the contributions made by him, which also considers the net return of the investments made with the resources of the plan.	-

13.11 - Maximum, minimum and average individual compensation of the board of directors, Executive Board and Fiscal Council

Annual values

	Statutory Board			Board of Directors			Fiscal Council
	12/31/2017	12/31/2016	12/31/2015	12/31/2017	12/31/2016	12/31/2015	12/31/2017	12/31/2016	12/31/2015
Total Number of Members	7.00	7.00	7.00	8.58	8.8	7.83	5.00	5.00	4.83
Number of Compensated Members	7.00	7.00	7.00	8.58	8.8	7.67	5.00	5.00	4.67
Value of the higher compensation (Brazilian Reais)	1,577,770.58	1,480,635.30	1,368,330.53	78,986.87	52,662.67	76,965.81	78,341.16	78,341.16	76,965.81
Value of the smaller compensation (Brazilian Reais)	870,310.98	995,801.92	848,925.37	65,284.32	28,289.87	64,138.20	78,341.16	78,341.16	76,965.81
Average Compensation Value (Brazilian Reais)	1,189,029.23	1,116,327.80	994,368.51	77,153.35	76,486.50	75,373.58	78,645.82	81,126.63	75,233.27

Remark

Executive Board
12/31/2017

The amount of fees distributed to the members of the Board of Executive Officers is the same for all except the 5% increase for the Chief Executive Officer in relation to the other members.

The CEO is also a member of the Board of Directors, although the compensation he received as a member of the executive board is not accounted for the calculation of Board of Directors’ compensation and the other way around, as provided for under CVM/SEP/No. 02/2018 Official Letter. However, the charges connected to their total remuneration are considered exclusively on the Executive Board.

The value of the smaller annual individual compensation was ascertained by excluding members of the respective department that took up the position over less than 12 months, as provided for under CVM/SEP/No. 02/2018 Circular Letter.

The number of members corresponding to the annual average of number of members of the said managing department ascertained per month, as provided for under CVM/SEP/No. 02/2018 Circular Letter.

12/31/2016

The amount of fees distributed to the members of the Board of Executive Officers is the same for all except the increase of 5% for the Chief Executive Officer in relation to the other members and the fees received by 01 employee director of Eletrobras company and 01 employee appointed Acting Officer on August 24, 2015.

The CEO is also a member of the Board of Directors, although the compensation he received as a member of the executive board is not accounted for the calculation of Board of Directors’ compensation and the other way around, as provided for under CVM/SEP/No. 02/2018 Official Letter. However, the charges connected to their total remuneration are considered exclusively on the Executive Board.

The value of the smaller annual individual compensation was ascertained by excluding members of the respective department that took up the position over less than 12 months, as provided for under CVM/SEP/No. 02/2018 Official Letter.

The number of members corresponding to the annual average of number of members of the said managing department ascertained per month, as provided for under CVM/SEP/No. 02/2018 Official Letter.

12/31/2015

The amount of fees distributed to the members of the Board of Executive Officers is the same for all except the increase of 5% for the Chief Executive Officer in relation to the other members and the fees received by 01 employee director of Eletrobras company and 01 employee appointed Acting Officer on August 24, 2015.

The CEO is also a member of the Board of Directors, although the compensation he received as a member of the executive board is not accounted for the calculation of Board of Directors’ compensation and the other way around, as provided for under CVM/SEP/No. 02/2018 Official Letter. However, the charges connected to their total remuneration are considered exclusively on the Executive Board.

The value of the smaller annual individual compensation was ascertained by excluding members of the respective department that took up the position over less than 12 months, as provided for under CVM/SEP/No. 02/2018 Official Letter.

The number of members corresponding to the annual average of number of members of the said managing department ascertained per month, as provided for under CVM/SEP/No. 02/2018 Official Letter

Board of Directors
12/31/2017

The value of the fees distributed among the members of the Board of Directors is identical to all members.

The value of the smaller annual individual compensation was ascertained by excluding members of the respective department that took up the position over less than 12 months, as provided for under CVM/SEP/No. 02/2018 Official Letter

The number of members corresponding to the annual average of number of members of the said managing department ascertained per month, as provided for under CVM/SEP/No. 02/2018 Official Letter

12/31/2016

The value of the fees distributed among the members of the Board of Directors is identical to all members.

No board member has been in office for 12 months during the 2016 financial year. The director with the smaller compensation remained 5 months in the position and the higher compensation remained 8 months.

The number of members corresponding to the annual average of number of members of the said managing department ascertained per month, as provided for under CVM/SEP/No. 02/2018 Official Letter

12/31/2015

The value of the fees distributed among the members of the Board of Directors is identical to all members.

The value of the smaller annual individual compensation was ascertained by excluding members of the respective department that took up the position over less than 12 months, as provided for under CVM/SEP/No. 02/2018 Official Letter

The number of members corresponding to the annual average of number of members of the said managing department ascertained per month, as provided for under CVM/SEP/No. 02/2018 Official Letter

Fiscal Council
12/31/2017

The value of the fees distributed among the members of the Fiscal Council is identical to all members.

The value of the smaller annual individual compensation was ascertained by excluding members of the respective department that took up the position over less than 12 months, as provided for under CVM/SEP/No. 02/2018 Official Letter

The number of members corresponding to the annual average of number of members of the said managing department ascertained per month, as provided for under CVM/SEP/No. 02/2018 Official Letter Considering that in calculating the average remuneration, all directors were considered regardless of the number of months they were in the position, while in determining the lowest remuneration, those who stayed less than 12 months were excluded, the average value could be above the highest remuneration or below the lowest annual remuneration.

12/31/2016

The value of the fees distributed among the members of the Fiscal Council is identical to all members.

The value of the lower individual annual remuneration is identical to the higher individual compensation, since only 1 tax advisor was active during the 12 months.

The number of members corresponding to the annual average of number of members of the said managing department ascertained per month, as provided for under CVM/SEP/No. 02/2018 Official Letter. The average remuneration is higher than the maximum compensation because it is calculated considering the sum of all the amounts received by all directors during 2016 (total of BRL 405,633.14) and divided by the average number of positions filled during the year. year of 2016 (5). As only two directors were in office for 12 months, their annual compensation (of BRL 78,341.16) ended up being lower than the average. Thus, the highest and lowest remuneration are equal to and lower than the average remuneration.

12/31/2015

The value of the fees distributed among the members of the Fiscal Council is identical to all members.

The value of the lower individual annual remuneration is identical to the higher individual compensation, since only 1 tax advisor was active during the 12 months.

The number of members corresponding to the annual average of number of members of the said managing department ascertained per month, as provided for under CVM/SEP/No. 02/2018 Official Letter.

13.12 - Mechanisms for compensation or indemnification for managers in the event of dismissal or retirement

Eletrobras pays a sum called "quarantine" for 6 (six) months to the Officers who were dismissed from the Company, subject to approval by the Public Ethics Committee of the Presidency of the Republic, which will correspond to a fixed monthly fee during the above-mentioned period.

The former member of the Board of Executive Officers shall not be entitled to compensation of an indemnity nature that, prior to the end of the period of incapacity, returns to the position he held in the public or private administration prior to his investiture, provided that he does not characterize a conflict of interest .

13.13 - Percentage in the total compensation held by managers and members of the Fiscal Council who are related parties concerning the controllers

Compensation held by Related Parties for the Accounting Year ending on December 31, 2017
	Board of Directors	Statutory Board	Fiscal Council
Total Members	8.58	7.0	5.00
Number of Members – Party Connected to Controlling Shareholders	2.50	0.00	2.80
Total Compensation Value of the Department in the Year	661,975.71	8,323,204.63	393,229.11
Total Compensation Value Assigned to Related Parties by Active Controlling Shareholder in Department	184,101.74	0.00	209,780.22
% of the Total Compensation of the Department	28%	0%	53%

Compensation held by Related Parties for the Accounting Year ending on December 31, 2016
	Board of Directors	Statutory Board	Fiscal Council
Total Members	8.8	7.0	5.0
Number of Members – Party Connected to Controlling Shareholders	5.3	0.0	3.1
Total Compensation Value of the Department in the Year	673,081.19	7,814,294.60	405,633.14
Total Compensation Value Assigned to Related Parties by Active Controlling Shareholder in Department	410,076.11	0	235,023.48
% of the Total Compensation of the Department	60.9%	0.00%	57.9%

Compensation held by Related Parties for the Accounting Year ending on December 31, 2015
	Board of Directors	Statutory Board	Fiscal Council
Total Members	7.83	7.00	4.83
Number of Members – Party Connected to Controlling Shareholders	4.08	0.00	3.00
Total Compensation Value of the Department in the Year	578,115.34	6,960,579.57	351,339.38
Total Compensation Value Assigned to Related Parties by Active Controlling Shareholder in Department	316,180.30	0.00	222,192.88
% of the Total Compensation of the Department	54.69%	0.00%	63.24%

13.14 - Compensation of managers and members of the Fiscal Council, grouped by department, received for any reason other than the position they occupy

Over the last 3 fiscal years, there was no remuneration paid to members of the Board of Directors, Executive Board or Fiscal Council of Eletrobras for any reason other than the position they hold.

13.15 - Remuneration of managers and members of the supervisory board recognized in the results of direct or indirect controllers of companies under common control and controlled by the issuer.

Over the last three accounting years, no remuneration paid by Eletrobras subsidiaries, its direct or indirect controllers and companies under common control, has been attributed to the members of the board of directors, the Executive Board and the Fiscal Council due to the position in Eletrobras.

We hereby indicate, for the years ended December 31, 2017, 2016 and 2015, the remunerations received by the managers and members of the Fiscal Council of Eletrobras, recognized in the results of the Eletrobras subsidiaries, the direct or indirect controllers of Eletrobras or companies under common control, even if not connected to the exercise of office in the issuer.

Financial year ending as of December 31, 2017
	Board of Directors	Statutory Board	Fiscal Council
Parent Companies	-	-	-
Subsidiaries	-	447,591.03	-
Companies under Joint Control	-	-	-

Financial year ending as of December 31, 2016
	Board of Directors	Statutory Board	Fiscal Council
Parent Companies	-	-	-
Subsidiaries	-	380,079.76	-
Companies under Joint Control	124,137.90	389,134.16	-

Financial year ending as of December 31, 2015
	Board of Directors	Statutory Board	Fiscal Council
Parent Companies	-	-	-
Subsidiaries	-	211,047.88	-
Companies under Joint Control	91,635.54	574,296.45¹	-

¹ Includes amounts paid in US dollars to a manager for a management position held in a subsidiary abroad, for which the conversion rate of BRL 3.33870 per USD 1.00 was used.

13.16 - Other relevant information

In addition to the information provided in item 13.2 above, Eletrobras' managers received, in compensation, in 2017, the amount of BRL 179,584.01 connected to travel journeys. The amount received in 2016 for indemnity funds of this nature was BRL 150,530.38.

In addition to this, the Company informs the proposal for compensation to the managers, Board of Directors and Executive Board separately, as well as to the Fiscal Council, to be resolved at the Shareholders’ Meeting, for the period from April 2018 to March 2019, according to the following tables:

Managers’ Compensation Forecast according to term of office
(Period from April 2018 to March 2019)
	Board of Directors	Statutory Board	Fiscal Council	Total
Total Number of Members	11	7.00	5.00	23
Number of Compensated Members	11	7.00	5.00	23
Annual Fixed Compensation		-	-	-
Salary of Payment for Management Services	612,296.52	6,172,630.64	477,644.04	7,263,251.20
Direct and Indirect Benefits	83,443.20	2,144,698.06	-	2,228,141.26
Participation in Committees	2,627,042.41	-	-	2,627,042.42
Other	648,003.74	1,920,373.98	95,528.81	2,663,906.53
Description of Other Fixed Compensations	Values Paid as Charges - INSS and FGTS - employer.	Values Paid as Charges - INSS and FGTS - employer.	Values Paid as Charges - INSS and FGTS - employer.	-
Variable Compensation	-	-	-	-
Bonus	-	-	-	-
Income Sharing (RVA)	-	1,388,841.89	-	1,388,841.89
Participation in Meetings	-	-	-	-
Fees	-	-	-	-
Other	-	-	-	-
Description of Other Variable Compensations	Not applicable.	Not applicable.	Not applicable.	-
Post-Employment	-	982,610.41	-	982,610.41
Extinction of Position	-	3,086,315.32	-	3,086,315.32
Based on Shares, Including Options	-	-	-	-
Remark	The number of members corresponding to the annual average of number of members of the said managing department ascertained per month, as provided for under CVM/SEP/No. 02/2018 Circular Letter	The number of members corresponding to the annual average of number of members of the said managing department ascertained per month, as provided for under CVM/SEP/No. 02/2018 Circular Letter	The number of members corresponding to the annual average of number of members of the said managing department ascertained per month, as provided for under CVM/SEP/No. 02/2018 Circular Letter	-
Total Compensation	3,971,465.67	15,695,470.31	573,172.85	20,240,108.83

In addition to this, in order to provide a better understanding of the amounts effectively recognized for the period from April 2017 to March 2018, corresponding to the last term of office of the current members of the Company's Management, the table below indicates the information in item 13.2 of the Reference Form as planned for such period:

Management Remuneration Forecast recognized by the term of office
(Period from April 2017 to March 2018)
	Board of Directors	Statutory Board	Fiscal Council	Total
Total Number of Members	8,33	6,92	5,00	20,25
Number of Compensated Members	8,33	6,92	5,00	20,25
Annual Fixed Compensation	-	-	-	-
Salary of Payment for Management Services	535.624,36	4.572.314,72	321.413,67	5.429.352,75
Direct and Indirect Benefits	500,26	1.414.238,53	0,00	1.414.738,79
Participation in Committees	-	-	-	-
Other	94.318,89	1.678.987,03	64.282,59	1.837.588,51
Description of Other Fixed Compensations	Values Paid as Charges - INSS and FGTS - employer.	Values Paid as Charges - INSS and FGTS - employer.	Values Paid as Charges - INSS and FGTS - employer.	-
Variable Compensation	-	-	-	-
Bonus	-	-	-	-
Income Sharing (RVA)	-	0.00	-	0.00
Participation in Meetings	-	-	-	-
Fees	-	-	-	-
Other	-	0.00	-	0.00
Description of Other Variable Compensations	Values Paid as Charges - INSS and FGTS - employer.	Values Paid as Charges - INSS and FGTS - employer.	Values Paid as Charges - INSS and FGTS - employer.	-
Post-Employment	0,00	572.873,35	0,00	572.873,35
Extinction of Position	0,00	149.587,71	0,00	149.587,71
Based on Shares, Including Options	-	-	-	-
Remark	The number of members corresponding to the annual average of number of members of the said managing department ascertained per month, as provided for under CVM/SEP/No. 0/2018 Circular Letter	The number of members corresponding to the annual average of number of members of the said managing department ascertained per month, as provided for under CVM/SEP/No. 0/2018 Circular Letter	The number of members corresponding to the annual average of number of members of the said managing department ascertained per month, as provided for under CVM/SEP/No. 0/2018 Circular Letter	-
Total Compensation	630,443.51	8,388,001.33	385,696.26	9,404,141.10

Annex 6: Votting Ballot

Name
Shareholder CNPJ or CPF (Identification)

Fulfillment General Guidelines

The Voting Ballot shall be completed fulfilled, signed and sent to: (i) the Book-Entry Agent of shares issued by the Company (Banco Bradesco S/A); (ii) the custodial agent responsible for the custody of the shares issued by the Company of its ownership; or, (iii) to the Company, directly.

If the shareholder is considered a legal entity under Brazilian law, the signature must be from its legal representatives, or attorneys with powers to practice this type of act

The Voting Ballot received by the Book-Entry Agent, the Custodial Agent (as the case may be) and/or by the Company shall be admitted up to 7 (seven) days prior to the date of the General Meeting. The Voting Ballot that is delivered after this deadline will be considered invalid and will not be processed by the Company.

The Voting Ballot sent directly to the Company shall be accompanied by documentation proving the quality of shareholder or legal representative of the signatory shareholder, thus observing the requirements and formalities indicated in item 12.2 of the Company’s Reference Form, as well as in the Management Proposal.

After such term, the Company informs that it will consider the fields not filled as instruction equivalent to the abstention of vote in relation to such matters.

Delivery guidelines, indicating the right to send directly to the company or send instructions to the Book-Entry Agent or the Custodial Agent

The Voting Ballot may alternatively be delivered to:

(i) the Book-Entry Agent of the shares issued by the Company (Banco Bradesco S / A);

(ii) the Custodial Agent responsible for the custody of the shares issued by the Company of its ownership, provided that it offers such service pursuant to CVM Instruction 481; or,

(iii) to the Company, directly.

The Banco Bradesco S.A., as the Book-Entry Agent of the shares issued by the Company, will receive the Company's Voting Ballot in all its network of banking branches spread throughout the national territory, in compliance with the procedures established by it.

Shareholders or their representatives must attend at any bank branch of the Book-Entry Agent, with a valid original identification document with a photo and, in the case of shareholders considered legal entities and/or represented by a proxy, the competent proxy documents must be presented, in addition to the Voting Ballot.

Custodial agents may, but are not required to receive, the Company's Shareholders' Voting Ballot. Therefore, it is recommended that shareholders verify with the respective Custodial Agent if it will provide such service, as well as its costs and procedures.

The Company's shareholders may also, in its sole discretion, forward the Voting Ballot directly to the Company, by post, addressed to the Company's Investor Relations Office, located at Avenida Presidente Vargas, 409, Centro, 9th floor, Rio de Janeiro/RJ, ZIP CODE 20071-003, or by e-mail, to the following e-mail address: ombudsman- ri@eletrobras.com, and the originals, in the latter case, must be forwarded to the Company before the date scheduled for the Shareholders General Meeting.

The Voting Bulletin that is unaccompanied by the documentation required to prove the shareholder's condition or to prove its representation will not be considered valid and, as a consequence, will not be processed by the Company, but may be corrected and resent by the shareholder to the Company, observing the terms and procedures established in CVM Instruction 481.

Postal and electronic address to send the voting ballot, if the shareholder wishes to deliver the document directly to the company

Eletrobras Investor Relations Office

Ave Presidente Vargas, 409, Center, 9th floor

Rio de Janeiro - RJ

ZIP CODE 20071-003

Email:ombudsman-ri@eletrobras.com

Indication of the institution contracted by the company to provide the book-entry service Securities, with name, physical and electronic address, telephone number and person for contact

Pursuant to an agreement signed between the Company and Banco Bradesco S/A, the Voting Ballot may be delivered to any branch of the bank within the national territory.

Clarifications concerning the applicable procedures and requirements can be obtained from the following address:

Banco Bradesco S.A.

4010 / Stock and Custody Department

Book-Entry Assets

4010.acecustodia@bradesco.com.br

Carlos Augusto Dias Pereira

Address: Cidade de Deus, s / nº, Vila Yara, Osasco, SP ZIP: 06029-900

Ph: 0800 701 16 16

Banco Bradesco S.A. 4010/Departamento de Ações e Custódia Escrituração de Ativos 4010.acoes@bradesco.com.br

Carlos Augusto Dias Pereira

Endereço: Cidade de Deus, s/nº, Vila Yara, Osasco, SP CEP: 06029-900 Tel.: (11) 3684-9441 - Fax: (11) 3684-2811

Matters to be discussed in the Annual General Meeting

Simple Deliberation

1. Deliberate on the Administration's accounts, examine, discuss and vote on the Administration Report and the Complete Financial Statements of the Company for the financial year ending as of December 31, 2017.

[   ] Approve [   ] Reject [   ] Abstain

[   ] Aprovar [   ] Rejeitar [   ] Abster-se

Simple Deliberation

2. Deliberate on the management proposal of the Company for destination of the results related to the financial year, ending as of December 31, 2017;

[   ] Approve [   ] Reject [   ] Abstain

Simple Deliberation

3. To elect a member of the Company's Board of Directors, with a mandate until the next Annual General Meeting, to be appointed by the Controlling Shareholder to assume the vacancy of a former director by the latter and who resigned the position; (In this item, only common shareholders are entitled to vote)

MAURO GENTILE RODRIGUES CUNHA

[   ] Approve [   ] Reject [   ] Abstain

Simple Deliberation

4. To elect a member of the Company's Board of Directors to be appointed by the Controlling Shareholder due to the creation of a new vacancy on the Board of Directors as resolved at the 168th Extraordinary General Meeting of Eletrobras, held on November 30, 2017, for a term of office until next Annual General Meeting; (In this item, only common shareholders are entitled to vote)

MANOEL ARLINDO ZARONI TORRES

[   ] Approve [   ] Reject [   ] Abstain

[   ] Yes [   ] No [   ] Abstain

Simple Deliberation

5. To elect a member of the Board of Directors of the Company, by the holders of preferred shares, in a separate vote, provided that the statutory requirements are met, for a mandate until the date of the next Annual General Meeting; (In this item, only the Preferred shareholders are entitled to vote)

ELVIRA BARACUHY CAVALCANTI PRESTA

[   ] Approve [   ] Reject [   ] Abstain

Simple Deliberation

6. To approve the designation of Mr. José Guimarães Monforte, according to Management Proposal, among the members of the Board of Directors of the Company, for holding the Presidency of the Board of Directors;

JOSÉ GUIMARÃES MONFORTE

 [   ] Approve [   ] Reject [   ] Abstain

Simple Deliberation

7. To approve the global compensation of the members of the Fiscal Council and of the Audit and Risk Committee of the Company for the period from April 2018 to March 2019, according to Management's Proposal, as follows:

Global Value for Directors (Directors and Board Members): R$ 17,039,893.57 (seventeen million, thirty-nine thousand, eight hundred and ninety-three reais and fifty-seven centavos)

Global Value for the Fiscal Council: R$ 573,172.85 (five hundred seventy-three reais, one hundred and seventy-two reais and eighty-five centavos)

• Global Value for the Audit Committee R$ 2,627,042.41 (two million, six hundred and twenty-seven thousand, forty-two reais and forty-one centavos)

 [   ] Approve [   ] Reject [   ] Abstain

Simple Deliberation 8. Elect the alternate members of the Fiscal Council of the Company (In this item, only ordinary shareholders are entitled to vote) [ ] Approve [ ] Reject [ ] Abstain
Simple Deliberation 9. Elect the alternate members of the Fiscal Council (In this item, only the preferred shareholders are entitled to vote) [ ] Approve [ ] Reject [ ] Abstain

City :

Date :

Signature :

Shareholder’s Name :

E-mail :

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.